As filed with the Securities and Exchange Commission on February 2, 2021

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ALLEGRO MICROSYSTEMS, INC.

(Exact name of registrant as specified in its charter)

Delaware	3674	46-2405937
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

955 Perimeter Road

Manchester, New Hampshire 03103

Telephone: (603) 626-2300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ravi Vig

Chief Executive Officer

Allegro MicroSystems, Inc.

955 Perimeter Road

Manchester, New Hampshire 03103

Telephone: (603) 626-2300

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Peter M. Labonski, Esq. Keith L. Halverstam, Esq. Thomas J. Malone, Esq. Latham & Watkins LLP 885 Third Avenue New York, New York 10022 Telephone: (212) 906-1200 Fax: (212) 751-4864	Christopher E. Brown General Counsel Allegro MicroSystems, Inc. 955 Perimeter Road Manchester, New Hampshire 03103	Derek J. Dostal, Esq. Michael Kaplan, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 Telephone: (212) 450-4000 Fax: (212) 701-5800

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum aggregate offering price per share(2)	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee
Common stock, par value $0.01 per share	17,250,000	$28.90	$498,525,000	$54,390

(1)

Includes 2,250,000 shares of common stock that may be sold if the option to purchase additional shares of common stock granted by certain of the selling stockholders to the underwriters is exercised in full. See “Underwriting.”

(2)

Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended. In accordance with Rule 457(c), the price shown is the average of the high and low sales prices of the Registrant’s common stock on January 29, 2021, as reported on the Nasdaq Global Select Market.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated February 2, 2021

15,000,000 Shares

Allegro MicroSystems, Inc.

Common Stock

The selling stockholders identified in this prospectus are offering 15,000,000 shares of our common stock. We are not selling any shares of our common stock in this offering and will not receive any of the proceeds from the sale of shares by the selling stockholders.

Our common stock is listed on the Nasdaq Global Select Market under the symbol “ALGM.” The last reported sale price of our common stock on the Nasdaq Global Select Market on February 1, 2021 was $30.36 per share.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, and are subject to reduced public company disclosure requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 24 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to the selling stockholders	$	$

(1)	We refer you to “Underwriting” beginning on page 199 for additional information regarding underwriting compensation.

Certain of the selling stockholders have granted the underwriters a 30-day option to purchase up to 2,250,000 additional shares of common stock at the initial public offering price, less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on                 , 2021.

Barclays	Credit Suisse	Wells Fargo Securities

Prospectus dated                 , 2021.

We have not, the selling stockholders have not, and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any related free writing prospectus. We, the selling stockholders and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered by this prospectus, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: We have not, the selling stockholders have not, and the underwriters have not, done anything that would permit this offering or the possession or distribution of this prospectus or any free writing prospectus in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the United States. See “Underwriting.”

BASIS OF PRESENTATION

As used in this prospectus, unless the context otherwise requires, references to “we,” “us,” “our,” “our business,” the “company,” “Allegro” and similar references refer to Allegro MicroSystems, Inc. and, where appropriate, its consolidated subsidiaries; “Sanken” refers to Sanken Electric Co., Ltd.; and “OEP” refers to One Equity Partners.

We operate on a 52- or 53-week fiscal year ending on the last Friday of March. Each fiscal quarter has 13 weeks, except in a 53-week year, when the fourth fiscal quarter has 14 weeks. All references to “2019,” “fiscal year 2019” or similar references relate to the 52-week period ended March 29, 2019. All references to “2020,” “fiscal year 2020” or similar references relate to the 52-week period ended March 27, 2020.

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts and results of operations of the Company and its wholly owned subsidiaries. Certain financial measures presented in this prospectus, such as non-GAAP Gross Profit, non-GAAP Gross Margin, non-GAAP Operating Expenses, non-GAAP Operating Income, Non-GAAP Operating Margin, non-GAAP Profit before Tax, non-GAAP Provision for Income Tax, non-GAAP Net Income, non-GAAP Net Income per Share, EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin, are not recognized terms under GAAP. These measures exclude a number of significant items, including our interest expense and depreciation and amortization expense. For a discussion of the use of these measures and a reconciliation to the most directly comparable GAAP measures, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

Certain monetary amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Percentage amounts included in this prospectus have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this prospectus may vary from those obtained by performing the same calculations using the figures in our consolidated financial statements included elsewhere in this prospectus. Certain other amounts that appear in this prospectus may not sum due to rounding.

i

TRADEMARKS, TRADE NAMES AND SERVICE MARKS

This prospectus includes our trademarks, trade names and service marks, including, without limitation, “Allegro MicroSystems, Inc.®,” “Allegro®” and our logo, which are protected under applicable intellectual property laws and are our property. This prospectus also contains trademarks, trade names and service marks of other companies, which are the property of their respective owners. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we or the applicable owner will not assert, to the fullest extent permitted under applicable law, our or its rights or the right of any applicable licensor to these trademarks, trade names and service marks. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

ii

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information concerning our industry and the markets in which we operate, including our general expectations, market position, market opportunity and market size, are based on our management’s knowledge and experience in the markets in which we operate, together with currently available information obtained from various sources, including industry reports and publications, surveys, our customers, trade and business organizations and other contacts in the markets in which we operate. Certain information is based on management estimates, which have been derived from third-party sources, as well as data from our internal research, and are based on certain assumptions that we believe to be reasonable.

In preparing this prospectus, we have relied on certain third-party publications and research, including:

•	Omdia, Magnetic Sensor Market Must Wait for 2020 For Recovery (and associated Magnetic Sensors Report)—October 2019;

•	Omdia, Power IC Market Tracker – Interim – 2019—April 2020;

•	Omdia, Power Semiconductors in Automotive Report – 2020—May 2020;

•	World Semiconductor Trade Statistics, WSTS Semiconductor Forecast—June 2020;

•	Gartner, Inc., Semiconductor Forecast Database, Worldwide, 2Q20 Update—June 2020;

•	Gartner, Inc., Analog and Mixed Signal Market Share Forecasts—June 2020;

•	LMC Automotive, Global Automotive Industry Monitor—July 2020, August 2020;

•	Yole Développement, LiDAR for Automotive and Industrial Applications Market and Technology Report 2020—August 2020; and

•	Omdia, MEMS & Sensors Competitive Analysis Database – H1 2020—September 2020.

In this prospectus, we refer to Gartner, Inc. as “Gartner.”

In presenting this information, we have made certain assumptions that we believe to be reasonable based on such data and other similar sources and on our knowledge of, and our experience to date in, the markets in which we operate. While we believe the market and industry data included in this prospectus and upon which the management estimates included herein are based are generally reliable, such information is inherently uncertain and imprecise, and you are cautioned not to give undue weight to such data or the management estimates based on such data. Market and industry data are subject to change and may be limited by the availability of raw data, the voluntary nature of the data gathering process and other limitations inherent in any statistical survey of such data. Certain of these publications, studies and reports were published before the COVID-19 pandemic and therefore do not reflect any impact of COVID-19 on any specific market or globally. In addition, projections, assumptions and estimates of the future performance of the markets in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by third parties and by us. The content on, or accessible through, the sources and websites identified herein do not constitute a part of this prospectus and are not incorporated into this prospectus except to the extent expressly set forth herein. Any websites are an inactive textual reference only. In addition, references to the third-party publications and research reports named above are not intended to imply, and should not be construed to imply, a relationship with, or endorsement of us by, the third-party producing any such publication or report.

iii

PROSPECTUS SUMMARY

This summary highlights selected information contained in greater detail elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our common stock. You should read the entire prospectus carefully, including the ‘‘Risk Factors” and ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’’ sections and our audited financial statements and the related notes included elsewhere in this prospectus before making an investment decision. See “Cautionary Note Regarding Forward-Looking Statements.”

Our Mission

Our mission is to be a global leader in semiconductor sensing and power solutions for motion control and energy-efficient systems in automotive and industrial applications, moving the world to a safer and more sustainable future.

Company Overview

Allegro MicroSystems is a leading global designer, developer, fabless manufacturer and marketer of sensor ICs and application-specific analog power ICs enabling the most important emerging technologies in the automotive and industrial markets. We are a leading supplier of power ICs, and according to Omdia, we are the number one supplier of magnetic sensor ICs driven by our market leadership in the automotive market. Our products are foundational to automotive and industrial electronic systems. Our sensor ICs enable our customers to precisely measure motion, speed, position and current, while our power ICs include high-temperature and high-voltage capable motor driver, power management and LED driver ICs. Our recently acquired photonics portfolio provides eye-safe distance measurement and 3D imaging solutions. We believe that our technology expertise combined with our deep applications knowledge and strong customer relationships enable us to develop solutions that provide more value to customers than typical ICs. Compared to a typical IC, our solutions are more highly integrated, add intelligence and sophistication for complex applications and are easier for customers to use.

Growth in the global semiconductor industry has traditionally been driven by the consumer market. Looking ahead, industry growth is expected to be driven by technology mega trends in the automotive and industrial markets. These mega trends have created requirements for new technologies in vehicles, both under the hood and in the cabin, to support vehicle electrification and advanced driver assistance systems (“ADAS”). These shifts also require technology to enable intelligence and automation in factories and to enable energy efficiency in data centers and green energy applications. According to industry experts, these mega trends are expected to significantly increase the demand for sensing and power solutions like the ones we develop. We believe our patented portfolio of sensor ICs and power ICs and photonics components provide the underlying technology required to establish an early lead in the market and consistently win in the presence of larger competitors. Based on industry forecasts, we believe our total available market from 2020 to 2024 will increase from approximately $14.7 billion in 2020 to $20.0 billion in 2024, a CAGR of 8.0%.

Our longstanding history of innovation over multiple economic and technology cycles in the semiconductor industry is built on our market leading magnetic sensor IC technology. Our “first of its kind” approach took the complexity of magnetic systems design and embedded it within our solutions, significantly simplifying the customer’s design effort while increasing system reliability. This is a pattern we have repeated over consecutive generations of products, enabling us to establish a strong presence in the most rigorous and demanding automotive markets. Our portfolio now includes more than 1,000 products, and we ship over one billion units annually to more than 10,000 customers worldwide. By developing sophisticated, analog mixed-signal IC solutions that incorporate our patented intellectual property, proprietary and robust process technologies and our unique packaging know-how, we believe we are well-positioned to compete across all of our target markets. Our established position as an incumbent supplier for the automotive market and our long product life cycles attest to the strength of this competitive advantage.

Our value proposition is based on providing complete IC solutions that sense, regulate and drive a variety of mechanical systems. This includes sensing angular or linear position, driving an electric motor or actuator, and regulating the power applied to sensing and driving circuits so they operate safely and efficiently. These capabilities are based on fundamental technical advances we have made in the field of Hall-effect and xMR magnetic sensor ICs and BCD power ICs. These innovations translate to increased driving range for an electric vehicle, smaller and more reliable power conversion systems, improved safety and efficiency of motor and power management systems and safer and more reliable autonomous driving. In the industrial market, these technologies enable the automation at the heart of the industrial transformation commonly referred to as “Industry 4.0,” and support increased energy efficiency for high density data centers and green energy applications and reduce the solution footprint to lower total system cost.

We have maintained our sensor IC leadership and built our emerging power IC business through successfully developing deep customer relationships over time. We count among our customers virtually all of the world’s top automotive and industrial companies. We are a preferred vendor to tier one suppliers in the automotive industry that supply parts or systems directly to OEMs. Our products can be found in vehicles built by nearly every automotive OEM worldwide and in many common industrial systems. We support customers through design and application centers located in North America, South America, Asia and Europe. Our local teams in these centers work closely with our customers on their unique design requirements, often acting as an extension of a customer’s development team.

Beginning in 2016, we began a multi-year strategic transition to: extend our market leadership in high-growth markets; improve our operating model through a fabless and asset-lite manufacturing strategy; increase our IC design footprint and capacity; and accelerate growth through enhanced sales operations. To date, we believe we have begun to successfully realize many of the key objectives of this transition, and we expect to continue to benefit from measures put in place to further enhance our competitiveness, growth and profitability. This has contributed to improving our historical gross margins over the last four years from the 40% range to the 50% range today. As part of our strategic transformation, we began to streamline manufacturing to reduce fixed costs. This resulted in the recent divestiture of our wafer manufacturing facility, PSL and the ongoing closure activity of our AMTC Facility which we expect to substantially complete by the end of March 2021. In our current fabless, asset-lite manufacturing model, we use external wafer manufacturing consisting of both standard and proprietary processes, along with internal and external assembly and internal test to provide both flexibility and scale.

During fiscal years 2019 and 2020, we generated $724.3 million and $650.1 million in total net sales, respectively, with $84.8 million and $37.1 million in net income and $166.8 million and $132.2 million in Adjusted EBITDA in such fiscal years, respectively. On a pro forma basis, after giving effect to the PSL Divestiture, the transfer of the Sanken products distribution business to PSL, and the other adjustments described elsewhere in this prospectus under “Unaudited Pro Forma Consolidated Financial Data,” our total net sales for fiscal year 2020 were $542.3 million, with net income of $52.2 million and Adjusted EBITDA of $125.5 million in such fiscal year. See “—Summary Historical and Pro Forma Consolidated Financial and Other Data” for more information regarding our use of Adjusted EBITDA and other non-GAAP financial measures and a reconciliation of Adjusted EBITDA to net income, and “Unaudited Pro Forma Consolidated Financial Data” for more information regarding our pro forma financial data.

Our Market Opportunity

Historically, growth in the semiconductor industry has been driven by rapid expansion in consumer electronics. However, as the consumer market reaches saturation, industry experts predict the automotive and industrial markets will be the key drivers of growth in the semiconductor industry. Within the global semiconductor industry, we focus on the magnetic sensor IC, power management IC and photonic LiDAR markets.

The magnetic sensor IC market is expected to be a $1.9 billion market in 2020, and is expected to grow into a $2.9 billion market by 2024, representing a CAGR of 11.3%. The automotive and industrial markets for magnetic sensors represent higher growth opportunities over the same time frame. Specifically, according to Gartner, our target magnetic sensor IC markets in automotive and industrial are expected to be $1.1 billion and $245 million in 2020, respectively, increasing to $1.7 billion and $395 million in 2024, representing a CAGR of 13.0% and 12.7%, respectively.

Our addressable power IC market, which according to Omdia research is expected to be a $12.9 billion market in 2020, is expected to grow into a $17.2 billion market by 2024, representing a CAGR of 7.5%. Our power IC portfolio is focused on both existing and emerging applications within the automotive and industrial markets. Omdia projects that our automotive and industrial power IC markets, estimated to be $2.6 billion and $2.2 billion, respectively, in 2020, will grow to an estimated $3.9 billion and $3.0 billion, respectively, in 2024, representing a CAGR of 10.8% and 8.1%, respectively.

Additionally, with the acquisition of Voxtel, Inc., we now also serve the LiDAR market. Our photonic and 3D Sensing components address the rapidly-growing global LiDAR market. According to Yole Développement, the global LiDAR market will grow from approximately $1.6 billion in 2020 to $3.1 billion in 2024, representing a CAGR of 18%. Within this opportunity, we believe the automotive market will grow rapidly, making significant progress through 2032. According to Yole, by 2032 approximately 92% of all global vehicles produced will incorporate an ADAS feature (Level 1 and above), up from 50% in 2020. The automotive LiDAR market is set to grow from $139 million in 2020 to approximately $6.8 billion in 2032, representing a CAGR of 38%. Our photonic and 3D sensing components will address a portion of the total LiDAR market size.

Our growth strategy includes both increasing our share within existing opportunities through content expansion as well as expanding our served available market by addressing key market growth opportunities in the automotive and industrial markets.

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ICE, HEV and EVs. We are the market leader in magnetic sensor ICs for internal combustion engine (“ICE”) powertrains. Because the combination of an internal combustion engine and an electric powertrain balances efficiency and cost, production of vehicles that have both ICE and an electric powertrain are expected to represent the majority of xEV shipments through 2030. As a proven and experienced supplier of ICE powertrain ICs and an expert in delivering ICs supporting power efficiency in HEV and electric vehicles, we believe we are uniquely positioned to support the intersection of ICE and electric powertrains. According to LMC Automotive research, automakers’ production of HEV and EV vehicles is forecasted to grow from approximately 7.3 million vehicles in 2020 to approximately 37 million in 2028, representing a CAGR of 22%.

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Advanced Driver Assistance Systems (ADAS) and Autonomous Vehicles. ADAS features are considered some of the most desirable in modern vehicles and are already being adopted in vehicles worldwide. Our devices play a key role in advanced driver assistance systems. We already ship more than 100 million devices every year that enable fundamental safety and drive features in ADAS applications and expect to benefit from increased penetration of ADAS as it scales from luxury vehicles to mainstream and economy vehicles.

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Data Center and Communications Infrastructure. Exponential growth of internet traffic, proliferation of connected devices and global demand for cloud computing services has driven rapid expansion in data center and communications infrastructure spending. As data center infrastructure expansion continues, there is an increased need for advanced cooling and efficient power delivery technologies. This in turn has led to a growing demand for energy management technologies that reduce cooling costs and improve operational efficiency. Our solutions are uniquely suited for higher voltage operation and therefore, we believe our motor driver and current sensor ICs will gain market share in applications like data centers as they convert to 48-volt operating voltages.

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Smart Factories and Energy Efficiency. The advent of Industry 4.0 increasing demand for renewable energy and the adoption of green technologies represent additional meaningful growth opportunities for us. We believe we can leverage our technology leadership in solutions optimized for high-temperature, high-voltage, high-reliability conditions to expand our presence in these markets.

For a more detailed description regarding the calculation of our market opportunity, see “Business—Market Opportunity.”

Competitive Strengths

The semiconductor market is highly competitive. As a leader in sensor ICs and power ICs, we have a strong track record of winning against both established competitors and new entrants. We believe that by effectively navigating technology transitions, maintaining close customer relationships and anticipating market trends, we have established a leadership position in the automotive market and are rapidly gaining share in our targeted industrial markets, including factory automation, data center and green energy. Our competitive strengths include the following:

Leading market positions. We are the market leader in magnetic sensor ICs. According to Omdia, in 2019, we led the magnetic sensor IC market with an estimated 18.2% market share. We believe that we can continue to increase our share and that our strong market presence and continued innovation in proprietary sensor IC and power IC technologies will enable us to establish leadership positions for new products in existing and emerging applications. As a proven automotive supplier, with high application content per vehicle in internal combustion and comfort systems, we have established an early position in high-growth ADAS and xEV applications that we believe will result in a substantial increase in our content per vehicle progressively over the next decade. Our average product life cycle is ten years or more and we believe that product longevity and our ability to compete effectively in our target markets will enable sustained market share gains over a long period.

Established technology leadership, strong intellectual property and system-level expertise. We believe our technology leadership is based on our strong intellectual property portfolio in analog mixed-signal circuit design, our sensor IC and power IC process technology innovations, and our intelligent packaging expertise. Additionally, we believe our system-level knowledge resulting from close customer collaboration enables us to understand our customers’ specific system requirements and more quickly and effectively develop advanced solutions to meet their needs. For example, our innovations in Hall-effect and xMR sensor ICs include assemblies with integrated magnets and optimized silicon design to enable precise robust performance in high-temperature and high-voltage environments. To date, we believe that our competitors have not been able to duplicate the resulting performance advantage. We believe these innovations have created tangible performance benefits in a variety of customer end products across a broad range of applications, from traditional 12-volt internal combustion engines to 48-volt mild hybrid vehicles, and from industrial robotics to server and data center hardware.

Broadly diversified business focused on high value customers and end markets. Given the breadth of our customer relationships worldwide, our net sales are diversified across automotive and industrial customers, sales channels and geographies. Diversification, particularly geographically and within the automotive industry, has enabled us to continue to invest across business cycles. We sold to more than 10,000 end customers, directly and through distributors, during each of fiscal year 2019 and 2020. Moreover, we believe no end customer, including those served through our distributors, exceeded 10% of our net sales during either fiscal year.

In addition, our customer diversity and long-standing track record with key customers, particularly in the automotive market, provides us with a deep channel into which we can introduce new products. Unlike the consumer market, automotive and industrial markets are characterized by long design cycles and rigorous quality, reliability and safety testing. For many of our customers, we are among a limited number of suppliers qualified to compete for next generation product designs, and in many of our design wins, we are the sole supplier to the customer.

Fabless, asset-lite, scalable operations with flexible, advanced manufacturing infrastructure. Over the course of our multi-year strategic transformation, including our completion of the PSL Divestiture in March 2020, we became a fabless semiconductor company. This has contributed to improving our historical gross margins over the last four years from the 40% range to the 50% range today. Becoming a fabless semiconductor company will also allow us to develop advanced proprietary processes through partnerships with strategic contract semiconductor wafer fabrication plants (“fabs”). Wafers using our proprietary fabrication processes are typically manufactured at multiple wafer foundries, sometimes on dedicated custom tools. We believe this strategy will provide us with enhanced wafer supply security.

Well-positioned to access the Japan markets. According to World Semiconductor Trade Statistics (“WSTS”), the Japan analog semiconductor market is forecasted to be $4.3 billion in 2020 and is expected to grow to $5.0 billion in 2023. Japan remains a very important geographic market for automotive and industrial suppliers and has historically been difficult to penetrate for companies headquartered outside of Japan. Through our Japan business development and technical center, we have developed direct end customer relationships with market leading tier one suppliers and now have an extensive sales, distribution, technical and quality support network in Japan. During fiscal years 2019 and 2020, approximately 19.4% and 20.5% of our net sales, excluding wafer foundry sales, were derived from end customers in Japan, respectively. Relationships with leading Japanese customers are particularly valuable since the solutions created for these customers are often quickly adopted by other manufacturers outside of Japan.

Experienced and established management team. Our executive management team averages over 20 years of semiconductor industry experience. We believe our team has a proven track record of operating in fast-paced, innovation-driven and values-based cultures. Our management team is committed to innovating with purpose, supporting sustainability and managing with transparency. After over 30 years with Allegro, Ravi Vig became our President and Chief Executive Officer in 2016. Under Mr. Vig’s leadership, we have undertaken a strategic transformation that includes initiatives to streamline operations, improve sales effectiveness and focus our research and development efforts with the ultimate goal of profitably accelerating growth.

Company Strategy

Our strategy is to provide complete IC solutions for our customers, innovate with purpose to build on leadership in our key markets and expand our presence to become a global leader in semiconductor power and sensing solutions for motion control and energy efficient systems in automotive and industrial applications.

Invest in research and development that is market-aligned and focused on targeted portfolio expansion. In both the automotive and industrial markets, major technology shifts driven by disruptive technologies are creating high-growth opportunities in areas such as xEVs, ADAS, Industry 4.0, data centers and green energy applications. We believe the convergence of requirements for intelligence and energy efficiency within these emerging markets is directly aligned with our core competencies. By aligning our research and development investments with disruptive technology trends while undergoing a rigorous return on investment (“ROI”) review, we believe we can deliver an attractive combination of growth and profitability.

Emphasize our automotive “first” philosophy to align our product development with the most rigorous applications and safety standards. We are a leading supplier of magnetic sensor ICs for the automotive market because we have been intentional about incorporating support for the stringent automotive operating voltages, temperature ranges and safety and reliability standards into every part of our operations, from design to manufacturing. We believe our focus on meeting or exceeding industry standards as the baseline for product development increases our opportunity in the automotive market as customers look for trusted suppliers to deliver highly reliable solutions for rapidly growing emerging markets. Additionally, in our experience, demand for solutions that meet or exceed stringent safety and reliability specifications supports higher ASPs and lower ASP declines over time than are typical for our industry.

Invest to lead in chosen markets and apply our intellectual property and technology to pursue adjacent growth markets. We intend to continue to invest in technology advancements and our intellectual property portfolio to maintain the number one market share position in magnetic sensor ICs and achieve leadership positions in power ICs within our target markets. We believe we can maximize our investments by utilizing our proven technology and existing research and development, sales and support efforts to take advantage of synergistic opportunities in new, adjacent growth markets. For example:

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We target our patented sensor IC, photonics, and power-related intellectual property to address the increasing electronics content in automotive applications, specifically electric powertrain and ADAS systems.

•	Additionally, we recently acquired Voxtel, Inc., whose eye-safe photonics and 3D sensing devices address the LiDAR market.

•	We are investing in advanced current sensor ICs and sensor-less motor control technologies to target industrial solar and data center applications.

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And finally, we are aligning our application domain knowledge, sensor IC design skills and power management and motor control algorithm expertise to capitalize on the trend towards increasing automation inherent in the Industry 4.0 transformation.

We believe our strategy of leveraging our known capabilities to target adjacent growth markets will enable us to achieve higher returns on our research and development investments.

Expand our sales channels and enhance our sales operations and customer relationships. We sell our products globally through our direct sales force, distributors and independent sales representatives. Our global sales infrastructure is optimized to support customers through a combination of key account managers and regional technical and support centers near customer locations. These centers enable us to act as an extension of our customers’ design teams, providing us with key insights into product requirements and accelerating the adoption and ramp up of our products in customer designs. We believe we will be able to further penetrate the industrial market and efficiently scale our business to accelerate growth by enabling our channel to become an extension of our demand generation and customer support efforts.

Continue to improve our gross margins through product innovation and cost optimization. We strive to improve our profitability by both rapidly introducing new products with value-added features and reducing our manufacturing costs through our fabless, asset-lite manufacturing model. Over the last four years, we have improved our gross margin from the 40% range historically to the 50% range. We expect to continue to improve our product mix by developing new products for growth markets where we believe we can generate higher ASPs and/or higher gross margins. We also intend to further our relationships with key foundry suppliers to apply our product and applications knowledge to develop differentiated and cost-efficient wafer processes and packages. We believe the forthcoming AMTC Facility closure as part of our manufacturing footprint optimization strategy will further enhance our gross margins in both the near term and in future periods.

Pursue selective acquisitions and other strategic transactions. We evaluate and pursue selective acquisitions and transactions to facilitate our entrance into new applications, add to our intellectual property portfolio and design resources, and accelerate our growth. From time to time, we acquire companies, technologies or assets and participate in joint ventures when we believe they will cost effectively and rapidly improve our product development or manufacturing capabilities or complement our existing product offerings. For example, our August 2020 acquisition of Voxtel, Inc. and its affiliate LadarSystems, Inc. brings together Voxtel’s laser and imaging expertise and our automotive leadership and scale to enable what we believe will be the next generation of ADAS sensing solutions.

Maintain commitment to sustainability. We intend to continue to innovate with purpose, addressing critical global challenges related to energy efficiency, vehicle emissions and clean and renewable energy with our sensing and power management product portfolio. In addition, we strive to operate our business in a socially responsible and environmentally sustainable manner, and we strive to maintain a commitment to social responsibility in our supply chain and disclosure of the environmental impact of our business operations.

Company Products and Solutions

Our magnetic sensor IC, power IC and photonics solutions address the three main electronic system functions – sense, regulate and drive. Our product portfolio includes over 1,000 products across a range of high-performance analog mixed-signal semiconductors and photonic components.

•

Magnetic Sensor ICs: We offer what we believe to be the industry’s leading portfolio of integrated magnetic sensor ICs. Our solutions are based on our monolithic Hall-effect and xMR technology that allows customers to develop contactless sensor solutions that reduce mechanical wear and provide greater measurement accuracy and system control.

•

Power ICs: Our power IC portfolio is comprised of high-temperature and high-voltage capable motor driver ICs, regulator power management ICs and LED driver ICs, which allow our customers to design safer, smaller and more power-efficient systems. We employ embedded algorithms that simplify system-level design, reduce audible noise, and increase start-up reliability in BLDC motors and fans.

•

Photonic and 3D Sensing Components: Through our recent acquisition of Voxtel, we provide photonic and advanced 3D imaging components for use in eye-safe, long-range LiDAR applications. Our suite of industry leading, eye-safe technologies form the photonic backbone of long-range automotive scanned LiDAR (object detection up to 200 meters or more) or medium-range LiDAR systems.

Examples of our IC products and their applications in end markets are set forth in the following table.

	Automotive Market IC Solutions	Industrial Market IC Solutions	Other Market IC Solutions
PRODUCTS	• Current sensors • Position sensors • Speed sensors • LED drivers • Motor drivers • Regulator and PMICs • Photonics and 3D sensing ICs	• Current sensors • Position sensors • Speed sensors • LED drivers • Motor drivers • Regulators • Photonics and 3D sensing ICs	• Current sensors • Position sensors • Motor drivers • Regulators

APPLICATIONS

•  Engine management and transmission systems

•  Electric motor powertrain and charging systems for xEV

•  ADAS, active safety, including steering and braking systems

•  Automotive LiDAR

•  Comfort and convenience including in-cabin motors, HVAC, infotainment, LED lighting

•  Passive safety including seatbelt switches, wipers, door/window sensors, seat position, suspension

•  Industry 4.0/Factory automation equipment

•  Industrial motors

•  Smart home/IoT

•  Cloud computing/data center

•  Wireless infrastructure

•  Personal mobility

•  Green energy applications

•  Industrial LiDAR / Rangefinders

• Gaming • PC printers and peripherals • Personal electronics • Energy Star household appliances including white goods

For more detailed description of our products, see “Business—Company Products and Solutions.”

The Divestiture Transactions

Through the end of fiscal year 2020, we held a 100% ownership interest in Polar Semiconductor, LLC (“PSL”), a semiconductor wafer fabricator engaged in the manufacturing and testing of wafers. PSL accounted for 9.9% and 11.1% of our net sales and supplied 56.9% and 44.2% of our wafer requirements in fiscal years 2019 and 2020, respectively.

In addition, through the end of fiscal year 2020, we acted as a distributor of products for Sanken, our majority stockholder (which will continue to own approximately 52.0% of our outstanding common stock following the closing of this offering, in North America, South America and Europe pursuant to a distribution agreement, dated as of July 5, 2007, between Allegro MicroSystems, LLC, our wholly owned subsidiary (“AML”), and Sanken (as amended, the “Sanken Products Distribution Agreement”). Our net sales from the distribution of Sanken products in fiscal years 2019 and 2020 were $37.9 million and $35.4 million, respectively.

On March 28, 2020, in order to further our strategy for developing a flexible and efficient manufacturing model that minimizes capital requirements, lowers operating costs, enhances reliability of supply and supports our growth going forward, we, AML, Sanken and PSL entered into a series of divestiture transactions pursuant to which:

•	We divested a majority of our ownership interest in PSL to Sanken (the “PSL Divestiture”), in connection with which:

•

Our equity interests in PSL were recapitalized in exchange for (i) the contribution by us to PSL of $15.0 million of intercompany debt, representing a portion of the aggregate principal amount of debt owed by PSL to us under certain intercompany loan agreements (the “Existing Allegro Loans”), (ii) the assumption by us of $42.7 million in aggregate principal amount of debt owed by PSL to Sanken under certain intercompany loan and line-of-credit agreements (the “PSL-Sanken Loans”) that was subsequently forgiven in exchange for our transfer to Sanken of 70% of the issued and outstanding equity interests in PSL, and (iii) the termination of the Existing Allegro Loans and the issuance, pursuant to a consolidated and restructured loan agreement (the “Consolidated Loan Agreement”), of a note payable to us in an aggregate principal amount of $51.4 million (representing the aggregate principal amount of debt outstanding under the Existing Allegro Loans prior to their termination) (the “PSL Note”); and

•

In exchange for the extinguishment of all outstanding indebtedness owed by us to Sanken under the PSL-Sanken Loans, we (i) divested 70% of the issued and outstanding equity interests in PSL to Sanken, as a result of which Sanken holds a 70% majority share in PSL and we hold a 30% interest, and (ii) amended and restated the existing limited liability company agreement of PSL to admit Sanken as a member, reflect the recapitalization of our equity interests and otherwise reflect the rights and obligations of us and Sanken thereunder (such agreement, as so amended and restated, the “PSL LLC Agreement”);

•

AML entered into an amendment to a wafer foundry agreement, dated as of April 12, 2013, between AML and PSL (as amended, the “Wafer Foundry Agreement”), pursuant to which AML agreed, among other things, to a minimum wafer purchase obligation by us to PSL during the initial three-year term of the agreement;

•

AML entered into a letter agreement with PSL pursuant to which AML agreed, among other things, to make a one-time price support payment to PSL of approximately $5.9 million prior to the end of PSL’s current fiscal year in cash or, at AML’s option, as a reduction of PSL’s existing debt obligations under the Consolidated Loan Agreement (such letter agreement, the “Price Support Agreement”);

•

AML entered into a letter agreement with Sanken providing for, among other things, the termination of AML’s services under the Sanken Products Distribution Agreement (such letter agreement, the “Sanken Products Distribution Termination Letter”);

•	Sanken and PSL entered into a new distribution agreement providing for, among other things, PSL to serve as a distributor of Sanken products in North America, South America and Europe;

•

We entered into a transition services agreement with PSL and Sanken pursuant to which we agreed, among other things, to provide certain human resources, legal and distribution support services to PSL during the initial transition period following the consummation of the Divestiture Transactions on the terms set forth therein (such agreement, the “Transition Services Agreement”);

•

We entered into an amended and restated transfer pricing agreement with AML, Sanken and PSL pursuant to which, among other things, we are no longer required to make payments to PSL in respect of transfer pricing adjustments (the “A&R Transfer Pricing Agreement”); and

•	We entered into certain other agreements with Sanken and PSL as described elsewhere in this prospectus under “Certain Relationships and Related Party Transactions—The Divestiture Transactions.”

For ease of reference, we sometimes collectively refer to the transactions summarized above as the “Divestiture Transactions.” See “Certain Relationships and Related Party Transactions—The Divestiture Transactions” for additional details regarding the agreements and transactions described above.

Risks Associated with Our Business

There are a number of risks that you should understand before making an investment decision regarding this offering. These risks are discussed more fully in the section entitled “Risk Factors” following this prospectus summary. If any of these risks actually occur, our business, financial condition and results of operations could be materially and adversely affected. In such case, the trading price of our common stock would likely decline, and you may lose all or part of your investment. These risks include, but are not limited to:

•

Downturns or volatility in general economic conditions, including as a result of the current COVID-19 pandemic or any other outbreak of an infectious disease, could have a material adverse effect on our business, financial condition, results of operations and liquidity;

•	We face intense competition and may not be able to compete effectively, which could reduce our market share and decrease our net sales and profitability;

•	Decreases in average selling prices of our products may reduce our gross margins;

•	The cyclical nature of the analog semiconductor industry may limit our ability to maintain or improve our net sales and profitability;

•	Substantial portions of our sales are made to automotive industry suppliers. Any downturn in the automotive market could significantly harm our financial results;

•

If we encounter sustained yield problems or other delays at our third-party wafer fabrication facilities or in the final assembly and test of our products, we may lose sales and damage our customer relationships;

•

We have in the past and may in the future implement initiatives designed to improve our competitiveness, growth and profitability. We may fail to realize the full benefits of, and could incur significant costs relating to, any such initiatives, which could materially and adversely affect our business, financial condition and results of operations;

•

Our quarterly net sales and operating results are difficult to predict accurately and may fluctuate significantly from period to period. As a result, we may fail to meet the expectations of investors, which could cause our stock price to decline;

•

Failure to adjust our supply chain volume due to changing market conditions or failure to estimate our customers’ demand could adversely affect our net sales and could result in additional charges for obsolete or excess inventories or non-cancelable purchase commitments;

•	Our dependence on our manufacturing operations in the Philippines exposes us to certain risks that may harm our business;

•

Our business, financial condition, results of operations, liquidity and prospects have been, and may continue to be, adversely affected by health epidemics, pandemics and other outbreaks of infectious disease, including the current COVID-19 pandemic;

•

Changes in government trade policies, including the imposition of tariffs and export restrictions, could limit our ability to sell our products to certain customers or demand from certain customers, which may materially and adversely affect our sales and results of operations;

•	If we are unable to protect our proprietary technology and inventions through patents or trade secrets, our ability to compete successfully and our financial results could be adversely impacted; and

•

Our principal stockholders Sanken and OEP will continue to have substantial control over us after this offering, which could limit your ability to influence the outcome of key transactions, including a change of control, and otherwise affect the prevailing market price of our common stock.

Before you invest in our common stock, you should carefully consider all the information in this prospectus, including matters set forth under the heading “Risk Factors.”

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include:

•

we are permitted to include only two years of audited consolidated financial statements in this prospectus in addition to any required interim financial statements, and correspondingly required to provide only reduced disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”;

•

we are not required to engage an auditor to report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”);

•

we are not required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

•	we may take advantage of extended transition periods for complying with new or revised accounting standards;

•	we are not required to submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay,” “say-on-frequency” and “say-on-golden parachutes”; and

•

we are not required to disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to our median employee compensation.

We have elected to take advantage of certain of these reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of some or all of these reduced reporting and other requirements in the future. As a result, the information we provide to our stockholders may be different than the information you might receive from other public companies in which you hold equity interests.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period, provided in Section 13(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for adopting new or revised accounting standards. As a result, we will be permitted to delay the adoption of new or revised accounting standards until such time as those standards would otherwise apply to private companies. We have elected to take advantage of this extended transition period for complying with new or revised accounting standards until the earlier of the date we (i) are no longer an emerging growth company, or (ii) affirmatively and irrevocably opt out of this extended transition period. As a result, our consolidated financial statements and the reported results of operations contained therein may not be directly comparable to those of other public companies.

We may take advantage of the foregoing provisions until the last day of our fiscal year following the fifth anniversary of the completion of our initial public offering (“IPO”) or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest of: (i) the last day of the first fiscal year in which our annual gross revenues are $1.07 billion or more; (ii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or (iii) the date on which we are deemed to be a “large accelerated filer,” which will occur as of the end of any fiscal year in which we (x) have an aggregate market value of our common stock held by non-affiliates of $700 million or more as of the last business day of our most recently completed second fiscal quarter, (y) have been required to file annual and quarterly reports under the Exchange Act, for a period of at least 12 months and (z) have filed at least one annual report pursuant to the Exchange Act.

For risks related to our status as an emerging growth company, see “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—We are an ‘emerging growth company,’ and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.”

Corporate Information

We were incorporated in the State of Delaware in March 2013 under the name Sanken North America, Inc. and, in April 2018, changed our name to Allegro MicroSystems, Inc. Our principal executive offices are located at 955 Perimeter Road, Manchester, New Hampshire 03103. Our telephone number is (603) 626-2300, and our website address is www.allegromicro.com/en. The information contained on, or that can be accessed through, our website is not incorporated by reference in this prospectus and does not form a part of this prospectus. You should not consider information contained on our website to be part of this prospectus in deciding whether to purchase shares of our common stock.

Sanken and One Equity Partners

Sanken, our majority stockholder, was established as the Toho Sanken Electric Co., Ltd. in 1946 as the successor to an industrial technology research institute that began operating in the 1930s.

One Equity Partners (“OEP”) is a private equity firm established in 2001 that manages over $5.0 billion of proprietary investments focused on transformative combinations within the industrial, healthcare and technology sectors in North America and Europe. Since 2001, OEP has invested approximately $13.5 billion to acquire over 106 companies in a variety of industries.

Sanken currently intends to maintain its majority ownership interest in us following this offering. For information regarding Sanken and OEP’s ownership in us after this offering, see “Principal and Selling Stockholders.”

THE OFFERING

Common stock offered by the selling stockholders	15,000,000 shares.

Underwriters’ option to purchase additional shares of common stock from certain of the selling stockholders	The underwriters have a 30-day option to purchase up to 2,250,000 additional shares of common stock from certain of the selling stockholders at the public offering price less the underwriting discount, as described under the heading “Underwriting.”

Common stock to be outstanding after this offering	189,431,726 shares.

Use of proceeds	The selling stockholders will receive all of the proceeds from the sale of shares of our common stock in this offering. We will not receive any of the proceeds from the sale of common stock by the selling stockholders in this offering, including if the underwriters exercise in full their option to purchase additional shares. See “Use of Proceeds.”

Dividend policy	We do not expect to pay any dividends on our common stock for the foreseeable future. See “Dividend Policy.”

Lock-up release	Barclays Capital Inc., Credit Suisse Securities (USA) LLC and Wells Fargo Securities, LLC have agreed to release the restrictions under the lock-up agreements that were executed by the selling stockholders in connection with our IPO with respect to all of the shares of common stock to be sold in this offering.

Listing	Our common stock is listed on the Nasdaq Global Select Market under the symbol “ALGM.”

Risk factors	Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 24 and the other information included in this prospectus for a discussion of factors you should carefully consider before investing in our common stock.

The number of shares of our common stock to be outstanding after this offering is based on 189,431,726 shares of common stock outstanding as of December 25, 2020 (including 422,588 shares of restricted common stock), and excludes:

•	2,047,950 shares of common stock issuable upon the vesting and settlement of restricted stock units and performance stock units outstanding as of December 25, 2020;

•

3,779,074 additional shares of common stock reserved for future issuance under our 2020 Omnibus Incentive Compensation Plan (the “2020 Plan”), as well as shares of common stock that may be issued pursuant to provisions in the 2020 Plan that automatically increase the common stock reserve under such plan; and

•

832,400 shares of common stock reserved for future issuance under our 2020 Employee Stock Purchase Plan (the “2020 ESPP”), as well as shares of common stock that may be issued pursuant to provisions in the 2020 ESPP that automatically increase the common stock reserve under such plan.

Unless otherwise indicated or the context otherwise requires, all information contained in this prospectus assumes:

•	no vesting and settlement of the restricted stock units and performance stock units referred to above; and

•	no exercise of the underwriters’ option to purchase additional shares of our common stock from certain of the selling stockholders.

Summary Historical and Pro Forma Consolidated Financial and Other Data

The following tables summarize our historical and pro forma consolidated financial and other data for the periods ending on and as of the dates indicated. We have derived our summary consolidated statements of income and consolidated cash flow data for each of the fiscal years ended March 29, 2019 and March 27, 2020 and the consolidated balance sheet data as of March 27, 2020 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived our summary consolidated statements of income and consolidated cash flow data for the nine-month periods ended December 27, 2019 and December 25, 2020 and the consolidated balance sheet data as of December 25, 2020 from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited consolidated financial information set forth below on the same basis as our audited consolidated financial statements and have included all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and results of operations as of the applicable dates and for the applicable periods.

Our results of operations for any interim period are not necessarily indicative of the results that may be expected for a full year. Additionally, our historical results are not necessarily indicative of the results that may be expected in the future. You should read the following summary consolidated financial information together with the information under the sections titled “Capitalization,” “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes included elsewhere in this prospectus.

The summary unaudited pro forma consolidated financial data presented below have been derived from our unaudited pro forma consolidated statements of income included elsewhere in this prospectus. The summary unaudited pro forma consolidated statements of income data for the fiscal year ended March 27, 2020 and the nine-month period ended December 25, 2020 give effect to the PSL Divestiture, the transfer of the Sanken products distribution business, the Refinancing, the repayment to us of the PSL Note, and our incurrence of $325.0 million of debt under the Term Loan Facility and our subsequent use of $300.0 million of the net proceeds of our IPO to repay borrowings thereunder as if each had occurred on March 30, 2019 (the first day of our fiscal year ended March 27, 2020). The unaudited pro forma consolidated statements of income are intended for illustrative purposes only and are not indicative of what our operations would have been had such transactions taken place on the date indicated, or that may be expected to occur in the future. See “Unaudited Pro Forma Consolidated Financial Data” for a complete description of the adjustments and assumptions underlying the summary unaudited pro forma consolidated financial data.

	Fiscal Year Ended(1)			Nine-Month Period Ended(2)
	March 29, 2019	March 27, 2020	Pro Forma March 27, 2020	December 27, 2019	December 25, 2020	Pro Forma December 25, 2020
	(amounts in thousands, except share and per share data)
Consolidated Statements of Income:
Total net sales(3)	$724,311	$650,089	$542,297	$475,485	$416,099	$416,099
Cost of goods sold	404,491	388,813	278,726	285,967	224,203	216,505

Gross profit	319,820	261,276	263,571	189,518	191,896	199,594
Operating expenses:
Research and development	107,585	102,052	98,773	77,565	80,509	80,509
Selling, general and administrative	112,236	106,396	98,293	78,030	118,677	118,677

Total operating expenses	219,821	208,448	197,066	155,595	199,186	199,186

	Fiscal Year Ended(1)			Nine-Month Period Ended(2)
	March 29, 2019	March 27, 2020	Pro Forma March 27, 2020	December 27, 2019	December 25, 2020	Pro Forma December 25, 2020
	(amounts in thousands, except share and per share data)
Operating income (loss)	99,999	52,828	66,505	33,923	(7,290)	408
Other income (expense):
Interest income (expense), net	(1,211)	(110)	202	(60)	(1,935)	(2,497)
Loss on debt extinguishment	—	—	—	—	(9,055)	(9,055)
Foreign currency transaction (loss) gain	(906)	1,391	1,389	2,800	(1,331)	(1,331)
Income in earnings of equity investment	—	—	(2,875)	—	1,407	1,407
Other, net	1,560	(831)	(548)	(1,177)	(297)	(297)

Total other (expense) income, net	(557)	450	(1,832)	1,563	(11,211)	(11,773)

Income before provision for income taxes	99,442	53,278	64,673	35,486	(18,501)	(11,365)
Provision for income taxes	14,601	16,173	12,480	11,710	(27,913)	(26,315)

Net income	84,841	37,105	52,193	23,776	9,412	14,950
Net income attributable to non-controlling interests	117	134	134	101	103	103

Net income attributable to Allegro MicroSystems, Inc.	$84,724	$36,971	$52,059	$23,675	$9,309	$14,847

Net income per share attributable to common stockholders(4):
Basic	$8.47	$3.70	$5.21	$2.37	$0.19	$0.08
Diluted	$8.47	$3.70	$5.21	$2.37	$0.05	$0.08

Weighted average shares used to compute net income per share attributable to common stockholders(4)
Basic	10,000,000	10,000,000	10,000,000	10,000,000	48,121,026	189,431,726
Diluted	10,000,000	10,000,000	10,000,000	10,000,000	171,638,787	189,431,726
Pro-Forma net income per share attributable to common stockholders (unaudited)(4)
Basic		$0.22	$0.27		$0.19	$0.08
Diluted		$0.22	$0.27		$0.05	$0.08

Weighted-average shares used to compute pro forma net income per share attributable to common stockholders (unaudited)(4)
Basic		164,431,726	189,431,726		48,121,026	189,431,726
Diluted		164,431,726	189,431,726		171,638,787	189,431,726

	Fiscal Year Ended(1)			Nine-Month Period Ended(2)
	March 29, 2019	March 27, 2020	Pro Forma March 27, 2020	December 27, 2019	December 25, 2020	Pro Forma December 25, 2020
	(amounts in thousands, except share and per share data)
Consolidated Statements of Cash Flows Data:
Net cash provided by operating activities	$121,088	$81,419		$48,770	$63,534
Net cash used in investing activities	(97,522)	(41,679)		(31,061)	(50,401)
Net cash (used in) provided by financing activities	(39,743)	82,500		30,000	(72,186)
Other Data:
Gross margin(5)	44.2%	40.2%	48.6%	39.9%	46.1%	48.0%
Non-GAAP Gross Profit(6)	$320,006	$261,448	$263,743	$189,665	$206,513	$206,513
Non-GAAP Gross Margin(6)	44.2%	40.2%	48.6%	39.9%	49.6%	49.6%
Adjusted EBITDA(7)	$166,812	$132,201	$125,490	$89,430	$98,575	$98,575
Adjusted EBITDA Margin(7)	23.0%	20.3%	23.1%	18.8%	23.7%	23.7%

As of December 25, 2020
(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$157,653
Working capital(8)	289,411
Total assets	711,898
Total debt(9)	25,000
Total liabilities	134,980
Additional paid-in capital	589,202
Total stockholders’ equity	576,918

(1)	We operate on a 52- or 53-week fiscal year ending on the last Friday of March. All fiscal years presented herein consist of 52 weeks.
(2)	Our third quarter three-month period is a 13-week period ending on a Friday in December.
(3)

Our historical and pro forma total net sales for the periods presented above include related party net sales generated through our distribution agreement with Sanken. Our historical total net sales for the fiscal years ended March 29, 2019 and March 27, 2020 and for the nine-month period ended December 27, 2019 also include related party net sales related to the sale of wafer foundry products to Sanken by PSL and net sales related to our distribution of Sanken products in North America, South America and Europe which, in each case, we did not recognize during the nine-month period ended December 25, 2020 and will not recognize in any future period due to our consummation of the Divestiture Transactions. See our consolidated financial statements and the related notes thereto included elsewhere in this prospectus and the information set forth under “Unaudited Pro Forma Consolidated Financial Data” for additional information regarding our historical and pro forma total and related party net sales.

(4)

See Notes 2 and 16 to our audited consolidated financial statements, Note 17 to our unaudited consolidated financial statements, and Note (J) to our unaudited pro forma consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate our historical and pro forma basic and diluted net income per share attributable to common stockholders.

(5)	Gross margin is calculated as gross profit divided by total net sales.
(6)	Non-GAAP Gross Profit is defined as GAAP gross profit, as adjusted as shown in the table below. Non-GAAP Gross Margin is defined as Adjusted Gross Profit divided by total net sales.

The following tables present a reconciliation of our total net sales to Non-GAAP Gross Profit and the related Non-GAAP Gross Margin for the periods presented:

	Fiscal Year Ended			Nine-Month Period Ended
	March 29, 2019	March 27, 2020	Pro Forma March 27, 2020	December 27 2019	December 25 2020	Pro Forma(a) December 25, 2020
		(dollars in thousands)
Total net sales	$724,311	$650,089	$542,297	$475,485	$416,099	$416,099
Cost of goods sold	404,491	388,813	278,726	285,967	224,203	216,505

Gross profit	$319,820	$261,276	$263,571	$189,518	$191,896	$199,594

PSL and Sanken Distribution Agreement(b)	—	—	—	—	7,698	—
Stock-based compensation(c)	186	172	172	137	4,844	4,844
AMTC facility consolidation one-time costs(d)	—	—	—	—	1,559	1,559
Amortization of acquisition-related intangible assets(e)	—	—	—	—	378	378
COVID-19 related expenses(f)	—	—	—	—	138	138

Non-GAAP Gross Profit(*)	$320,006	$261,448	$263,743	$189,655	$206,513	$206,513

Non-GAAP Gross Margin(*)	44.2%	40.2%	48.6%	39.9%	49.6%	49.6%

(a)

The information set forth in this column gives effect to the PSL Divestiture, the transfer of the Sanken products distribution business to PSL, the Refinancing, the repayment to us of the PSL Note, and our incurrence of $325.0 million of debt under the Term Loan Facility and subsequent use of $300.0 million of the net proceeds of our IPO to repay borrowings thereunder as if each had occurred on March 30, 2019 (the first day of our fiscal year ended March 27, 2020). See “Unaudited Pro Forma Consolidated Financial Data” for a complete description of the adjustments and assumptions underlying the pro forma consolidated financial data.

(b)	Represents the elimination of inventory cost amortization and foundry service payment related to one-time costs incurred in connection with the PSL Divestiture.
(c)	Represents noncash expenses arising from the grant of stock awards.
(d)

Represents one-time costs incurred in connection with closing of our manufacturing facility in Thailand (the “AMTC Facility”) and transitioning of test and assembly functions to our manufacturing facility in the Philippines (the “AMPI Facility”), announced and initiated in fiscal year 2020, consisting of moving equipment between facilities, contract terminations and other non-recurring charges. The closure and transition of the AMTC Facility is expected to be substantially complete by the end of March 2021. These costs are in addition to, and not duplicative of, the adjustments noted in note (*) below.

(e)	Represents noncash expenses associated with the amortization of intangible assets in connection with the acquisition of Voxtel, Inc., which closed in August 2020.
(f)

Represents expenses attributable to the COVID-19 pandemic primarily related to increased purchases of masks, gloves and other protective materials, and overtime premium compensation paid for maintaining 24-hour service at the AMPI Facility.

(*)

Non-GAAP Gross Profit and the corresponding calculation of non-GAAP Gross Margin do not include adjustments for an additional $—, $— and $10,037 for the years ended March 29, 2019 and March 27, 2020 and the pro forma year ended March 27, 2020, respectively, and an additional $—, $7,321 and $7,321 for the nine-month periods ended December 27, 2019 and December 25,

2020 and the pro forma nine-month period ended December 25, 2020, respectively, consisting of the following components of our net income:

•

Additional AMTC-related costs of $9,361 and $6,553 for the pro forma year ended March 27, 2020 and the pro forma nine-month period ended December 25, 2020, respectively, related to the closing of the AMTC Facility and the transitioning of test and assembly functions to the AMPI Facility in the Philippines announced in fiscal year 2020 consisting of: the net savings expected to result from the capacity transition to the AMPI Facility, which facility had duplicative capacity based on the buildouts of the AMPI Facility in fiscal years 2019 and 2018. The elimination of these costs did not reduce our production capacity and therefore did not have direct effects on our ability to generate revenue. The closure and transition of the AMTC Facility is expected to be substantially complete by the end of March 2021.

•

An out of period adjustment for depreciation expense of giant magnetoresistance assets (“GMR assets”) of $768 for the nine-month period ended December 25, 2020, representing a one-time depreciation expense related to the correction of an immaterial error, related to 2017, for certain manufacturing assets that have reached the end of their useful lives.

•

Labor savings costs $676 for the pro forma year ended March 27, 2020, representing salary and benefit costs related to employees whose positions were eliminated through voluntary separation programs or other reductions in force (not associated with the closure of the AMTC Facility or any other plant or facility) and a restructuring of overhead positions from high-cost to low-cost jurisdictions net of costs for newly hired employees in connection with such restructuring.

(7)	Adjusted EBITDA is defined as GAAP net income, as adjusted as shown in the table below. Adjusted EBITDA margin is defined as Adjusted EBITDA divided by total net sales.

EBITDA, Adjusted EBITDA and Adjusted EBITDA margin are supplemental measures of our performance, are not defined by or presented in accordance with GAAP, and should not be considered in isolation or as an alternative to net income or any other performance measure prepared in accordance with GAAP. EBITDA, Adjusted EBITDA and Adjusted EBITDA margin are presented because we believe that they provide useful supplemental information to investors, analysts and rating agencies regarding our operating performance and our capacity to incur and service debt and fund capital expenditures and are frequently used by these parties in evaluating companies in our industry. By presenting EBITDA, Adjusted EBITDA and Adjusted EBITDA margin, we provide a basis for comparison of our business operations between periods by excluding items that we do not believe are indicative of our core operating performance. We believe that investors’ understanding of our performance is enhanced by including these non-GAAP financial measures as they provide a reasonable basis for comparing our ongoing results of operations. Additionally, our management uses EBITDA, Adjusted EBITDA and Adjusted EBITDA margin as supplemental measures of our performance because they assist us in comparing the operating performance of our business on a consistent basis between periods, as described above.

Although we use EBITDA, Adjusted EBITDA and Adjusted EBITDA margin as described above, EBITDA, Adjusted EBITDA and Adjusted EBITDA margin have significant limitations as analytical tools. Some of these limitations include:

•	such measures do not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;

•	such measures exclude certain costs which are important in analyzing our GAAP results;

•	such measures do not reflect changes in, or cash requirements for, our working capital needs;

•	such measures do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments on our debt;

•	such measures do not reflect our tax expense or the cash requirements to pay our taxes;

•

although depreciation and amortization are noncash charges excluded from our non-GAAP results, the assets being depreciated and amortized will often have to be replaced in the future and such measures do not reflect any cash requirements for such replacements; and

•	other companies in our industry may calculate such measures differently than we do, thereby further limiting their usefulness as comparative measures.

Due to these limitations, EBITDA, Adjusted EBITDA and Adjusted EBITDA margin should not be considered as measures of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using these non-GAAP financial measures only supplementally. As noted in the table below, Adjusted EBITDA includes adjustments for, among other things, foreign currency transaction gain (loss) and stock-based compensation. It is reasonable to expect that these items will occur in future periods. However, we believe these adjustments are appropriate because the amounts recognized can vary significantly from period to period, do not directly relate to the ongoing operations of our business and complicate comparisons of our internal operating results between periods and with the operating results of other companies over time. Each of the normal recurring adjustments and other adjustments described in this paragraph and in the reconciliation table below help management with a measure of our core operating performance over time by removing items that are not related to day-to-day operations. Nevertheless, because of the limitations described above, management does not view EBITDA, Adjusted EBITDA or Adjusted EBITDA margin in isolation and also uses other measures, such as total net sales, operating income and net income, to measure operating performance.

The following table reconciles EBITDA and Adjusted EBITDA to the most directly comparable GAAP financial performance measure, which is net income:

	Fiscal Year Ended			Nine-Month Period Ended
	March 29, 2019	March 27, 2020	Pro Forma(a) March 27, 2020	December 27, 2019	December 25, 2020	Pro Forma(a) December 25, 2020
	(dollars in thousands)
Net Income	$84,841	$37,105	$52,193	$23,776	$9,412	$14,950
Interest expense (income)	1,211	110	(202)	60	1,935	2,497
Tax provision (benefit)	14,601	16,173	12,480	11,710	(27,913)	(26,315)
Depreciation & amortization	59,886	64,048	44,673	47,608	36,225	36,225

EBITDA	160,539	117,436	109,144	83,154	19,659	27,357
Non-core loss (gain) on sale of equipment(b)	(1,042)	1,284	1,001	1,091	286	286
Miscellaneous legal judgment charge(c)	—	—	—	—	574	574
Loss on debt extinguishment(d)	—	—	—	—	9,055	9,055
Foreign currency transaction loss (gain)(e)	906	(1,391)	(1,389)	(2,800)	1,331	1,331
Income in earnings of equity investment(f)	—	—	2,875	—	(1,407)	(1,407)
Stock-based compensation(g)	1,441	1,435	1,389	1,051	46,901	46,901
AMTC Facility consolidation one-time costs(h)	—	106	106	—	5,699	5,699
COVID-19-related expenses(i)	—	581	581	—	4,906	4,906
Transaction fees(j)	4,081	6,335	5,368	3,782	3,717	3,717
Severance(k)	887	6,415	6,415	3,152	156	156
PSL and Sanken distribution agreement(l)	—	—	—	—	7,698	—

Adjusted EBITDA(†)	$166,812	$132,201	$125,490	$89,430	$98,575	$98,975

Adjusted EBITDA Margin(†)	23.0%	20.3%	23.1%	18.8%	23.7%	23.7%

(a)

The information set forth in this column gives effect to the PSL Divestiture and the transfer of the Sanken products distribution business to PSL and the Refinancing, and our incurrence of $325.0 million of debt under the Term Loan Facility and subsequent use of $300.0 million of the net proceeds of this offering to repay borrowings thereunder as if each had occurred on March 30, 2019 (the first day of our fiscal year ended March 27, 2020). See “Unaudited Pro Forma Consolidated Financial Data” for a complete description of the adjustments and assumptions underlying the pro forma consolidated financial data.

(b)	Represents non-core miscellaneous losses and gains on the sale of equipment.
(c)	Represents a one-time charge associated with the final payment of the previously accrued amount payable with respect to a VAT dispute related to the construction of the AMPI Facility.
(d)	Represents one-time costs representing deferred financing costs associated with the $300 million of our term loan facility repaid during the nine-month period ended December 25, 2020.

(e)

Represents losses and gains resulting from the remeasurement and settlement of intercompany debt and operational transactions, as well as transactions with external customers or vendors denominated in currencies other than the functional currency of the legal entity in which the transaction is recorded.

(f)	Represents our equity method investment in PSL.
(g)	Represents noncash expenses arising from the grant of stock awards to employees.
(h)

Represents costs related to the closing of the AMTC Facility and the transitioning of test and assembly functions to the AMPI Facility in the Philippines announced and initiated in fiscal year 2020, consisting of the net savings expected to result from the capacity transition to the AMPI Facility, which facility had duplicative capacity based on the buildouts of the AMPI Facility in fiscal years 2019 and 2018. The elimination of these costs did not reduce our production capacity and therefore did not have direct effects on our ability to generate revenue. The closure and transition of the AMTC Facility is expected to be substantially complete by the end of March 2021. These costs are in addition to, and not duplicative of, the adjustments noted in note (†) below.

(i)

Represents expenses attributable to the COVID-19 pandemic primarily related to increased purchases of masks, gloves and other protective materials, and overtime premium compensation paid for maintaining 24-hour service at the AMPI Facility.

(j)

Represents transaction-related legal and consulting fees incurred primarily in connection with (i) the unsuccessful acquisition of a competitor in fiscal year 2019, (ii) the acquisition of Voxtel, Inc. in fiscal year 2020, and (iii) the PSL Divestiture and the transfer of the Sanken products distribution business to PSL in fiscal year 2020.

(k)

Represents severance costs associated with (i) labor savings initiatives to manage overall compensation expense as a result of the declining sales volume during the applicable period, including a voluntary separation incentive payment plan for employees near retirement and a reduction in force, and (ii) the closing of the AMTC Facility and the transitioning of test and assembly functions to the AMPI Facility announced and initiated in fiscal year 2020.

(l)	Represents the elimination of inventory cost amortization and foundry service payment related to one-time costs incurred in connection with the PSL Divestiture.
(†)

Adjusted EBITDA and the corresponding calculation of Adjusted EBITDA Margin do not include adjustments for the following components of our net income, each of which is permitted adjustment to Adjusted EBITDA pursuant to our Term Loan Facility:

	Fiscal Year Ended			Nine-Month Period Ended
	March 29, 2019	March 27, 2020	Pro Forma March 27, 2020	December 27, 2019	December 25, 2020	Pro Forma December 25, 2020
Additional AMTC-related costs	$—	$11,224	$11,224	$8,603	$7,276	$7,276
Labor savings	$—	$6,173	$6,173	$5,884	$218	$218

Additional AMTC-related costs are costs related to the closing of the AMTC Facility and the transitioning of test and assembly functions to the AMPI Facility in the Philippines announced and initiated in fiscal year 2020, consisting of the net savings expected to result from the capacity transition to the AMPI Facility, which facility had duplicative capacity based on the buildouts of the AMPI Facility in fiscal years 2019 and 2018. The elimination of these costs did not reduce our production capacity and therefore did not have direct effects on our ability to generate revenue. The closure and transition of the AMTC Facility is expected to be substantially complete by the end of March 2021.

Labor savings relate to salary and benefit costs related to employees whose positions were eliminated through voluntary separation programs or other reductions in force (not associated with the closure of the AMTC Facility or any other plant or facility) and a restructuring of overhead positions from high-cost to low-cost jurisdictions net of costs for newly hired employees in connection with such restructuring.

(8)	We define working capital as total current assets minus total current liabilities.
(9)

Total debt as of December 25, 2020 consisted of $25.0 million in aggregate principal amount of debt outstanding under our Term Loan Facility. For a discussion of our debt obligations, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt Obligations” and “Description of Certain Indebtedness.”

RISK FACTORS

An investment in our common stock involves risks. You should consider these risks carefully, as well as the other information contained in this prospectus. If any of these risks actually occurs, our business, financial condition and results of operations could be harmed materially. In that event, the trading price of our common stock might decline, and you might lose all or part of your investment. You should also refer to the other information contained in this prospectus, including our consolidated financial statements and the related notes. Additional risks and uncertainties not presently known to us or not believed by us to be material may also negatively impact us.

Risks Related to Our Business and Industry

Downturns or volatility in general economic conditions, including as a result of the current COVID-19 pandemic or any other outbreak of an infectious disease, could have a material adverse effect on our business, financial condition, results of operations and liquidity.

Our net sales, gross margin, and profitability depend significantly on general economic conditions and the demand for products in the markets in which our customers compete. Weaknesses in the global economy and financial markets, including the current weaknesses resulting from the ongoing COVID-19 pandemic, have led to, and any adverse changes in general domestic and global economic conditions that may occur in the future, including any recession, economic slowdown or disruption of credit markets, may also lead to, lower demand for products that incorporate our solutions, particularly in the automotive and industrial markets. A decline in end-user demand can affect our customers’ demand for our products, the ability of our customers to obtain credit and otherwise meet their payment obligations and the likelihood of customers canceling or deferring existing orders. Our net sales, financial condition and results of operations could be negatively affected by such actions.

Volatile and/or uncertain economic conditions can adversely impact sales, gross margin and profitability and make it difficult for us to accurately forecast and plan our future business activities. To the extent we incorrectly plan for favorable economic conditions that do not materialize or take longer to materialize than expected, we may face oversupply of our products relative to customer demand. Conversely, if we underestimate customer demand, we may manufacture products that we may not be able to sell. As a result, we would have excess inventory, which could result in losses. To the extent that our sales, profitability and strategies are negatively affected by downturns or volatility in general economic conditions, our business, financial condition and results of operations may be materially and adversely affected.

In addition, any disruption in the credit markets, including as a result of the current COVID-19 pandemic, could impede our access to capital, which could be further adversely affected if we are unable to obtain or maintain favorable credit ratings. If we have limited access to additional financing sources, we may be required to defer capital expenditures or seek other sources of liquidity, which may not be available to us on acceptable terms or at all. Similarly, if our suppliers face challenges in obtaining credit or other financial difficulties, they may be unable to provide the materials we need to manufacture our products. All of these factors related to global economic conditions, which are beyond our control, could adversely impact our business, financial condition, results of operations and liquidity. For a more detailed discussion of the COVID-19 pandemic and its recent and potential impact on our business, financial condition, results of operations and liquidity, see “—Our business, financial condition, results of operations, liquidity and prospects have been, and may continue to be, adversely affected by health epidemics, pandemics and other outbreaks of infectious disease, including the current COVID-19 pandemic.”

We face intense competition and may not be able to compete effectively, which could reduce our market share and decrease our net sales and profitability.

We are engaged in an intensely competitive segment of the global semiconductor industry. Our competitive landscape includes rapid technological change in product design and manufacturing, continuous declines in

ASPs, and customers that make purchase decisions based on a mix of factors of varying importance. The most important competitive factors that we face are time to market, system and application expertise and product quality and reliability. The relative importance placed on each of these factors varies from customer-to-customer and from market-to-market. Our ability to compete in this environment depends on many factors, including our ability to identify emerging markets and technology trends in an accurate and timely manner, introduce new and innovative products, implement new manufacturing technologies at a sustainable pace, maintain the performance and quality of our products, and manufacture our products in a cost-effective manner, as well as our competitors’ performance and general economic and industry market conditions.

Often, we compete against larger companies that possess substantial financial, technical, development, engineering, manufacturing and marketing resources. Varying combinations of these resources provide advantages to these competitors that enable them to influence industry trends and the pace at which they adapt to these trends. A strong competitive response from one or more of our competitors to our marketplace efforts, or a shift in customer preferences to competitors’ products, could result in increased pressure to lower our prices more rapidly than anticipated, increased sales and marketing expense, and/or market share loss. To the extent our profitability is negatively impacted by competitive pressures and reduced pricing, our business, financial condition, results of operations and growth prospects may be materially and adversely affected.

Decreases in average selling prices of our products may reduce our gross margins.

The market for our products is generally characterized by declining ASPs resulting from factors such as increased competition, overcapacity, the introduction of new products and increased unit volumes. We have in the past experienced, and in the future may experience, substantial period-to-period fluctuations in operating results due to declining ASPs. We anticipate that ASPs may decrease in the future in response to the introduction of new products by us or our competitors, or due to other factors, including pricing pressures from our customers. We typically conduct annual pricing negotiations for our existing products with some of our largest customers. In order to sustain profitable operations, we must continually reduce costs for our existing products and also develop and introduce new products with enhanced features on a timely basis that can be sold initially at higher ASPs. Failure to do so could cause our net sales and gross margins to decline, which would negatively affect our financial condition and results of operations and could significantly harm our business.

We may be unable to reduce the cost of our products sufficiently to enable us to compete with others. Our cost reduction efforts may not allow us to keep pace with competitive pricing pressures and could adversely affect our gross margins. We maintain an infrastructure of facilities and human resources in several locations around the world and, as a result, have limited ability to reduce our operating costs. Accordingly, in order to remain competitive, we must continually reduce the cost of manufacturing our products through design and engineering changes. We cannot assure you that we will be successful in redesigning our products and bringing redesigned products to the market in a timely manner, or that any redesign will result in sufficient cost reductions to allow us to reduce the price of our products to remain competitive or maintain or improve our gross margins. To the extent we are unable to reduce the prices of our products and remain competitive, our net sales will likely decline, resulting in further pressure on our gross margins, which could have a material adverse effect on our business, financial condition and results of operations and our ability to grow our business.

The cyclical nature of the analog semiconductor industry may limit our ability to maintain or improve our net sales and profitability.

The semiconductor industry, including the analog segment of the industry in which we compete, is highly cyclical and is prone to significant downturns from time to time. Cyclical downturns can result from a variety of market forces including constant and rapid technological change, rapid product obsolescence, price erosion, evolving standards, short product life cycles and wide fluctuations in product supply and demand, all of which can result in significant declines in analog semiconductor demand. We have experienced downturns in the past and may experience such downturns in the future. For example, the industry experienced a significant downtown in connection with the most recent global recession in 2008, and further experienced a downturn in 2019, which may be prolonged as a result of the economic impact of the COVID-19 pandemic. These downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices. Recently, downturns in the semiconductor industry have been attributed to a variety of factors, including the current COVID-19 pandemic, ongoing trade disputes among the United States and China, weakness in demand and pricing for semiconductors across applications and excess inventory. Recent downturns have directly impacted our business, as has been the case with many other companies, suppliers, distributors and customers in the semiconductor industry and other industries around the world, and any prolonged or significant future downturns in the semiconductor industry could have a material adverse effect on our business, financial condition and results of operations. Conversely, significant upturns can cause us to be unable to satisfy demand in a timely and cost-efficient manner and could result in increased competition for access to third-party foundry and assembly capacity. In the event of such an upturn, we may not be able to expand our workforce and operations in a sufficiently timely manner, procure adequate resources and raw materials, or locate suitable third-party suppliers or other third-party subcontractors to respond effectively to changes in demand for our existing products or to the demand for new products requested by our customers, and our business, financial condition and results of operations could be materially and adversely affected.

Substantial portions of our sales are made to automotive industry suppliers. Any downturn in the automotive market could significantly harm our financial results.

Our customers that supply various systems and components to automotive OEMs accounted for approximately 61.4% and 60.8% of our total net sales in fiscal years 2019 and 2020, respectively, and approximately 72.3% and 72.9% of our total net sales in such fiscal years after excluding net sales from our wafer foundry products and our distribution of Sanken products which, in each case, we will not recognize in periods following fiscal year 2020 due to our consummation of the Divestiture Transactions. Our net sales to such customers accounted for approximately 60.9% of our total net sales during the nine-month period ended December 27, 2019 (or approximately 72.6% of our total net sales in such period after excluding net sales from our wafer foundry products and our distribution of Sanken products) and approximately 67.2% of our total net sales during the nine-month period ended December 25, 2020. This concentration of sales exposes us to the risks associated with the automotive market. For example, our anticipated future growth is highly dependent on the adoption of autonomous driving technologies, which are expected to have increased sensor and power product content. A downturn in the automotive market could delay automakers’ plans to introduce new vehicles with these features, which would negatively impact the demand for our products and our ability to grow our business.

The automotive industry is also undergoing consolidation and reorganization and, in some cases, suppliers to the automotive industry have entered bankruptcy. Although we have not experienced any lost business or material bad debt write-offs as a result of this, further such changes in the automotive market could have a material adverse effect on our business, financial condition and results of operations.

Moreover, as a result of the COVID-19 pandemic and the associated responses by governments of various countries to prevent its spread, the automotive industry, including manufacturers, dealers, distributors and third-party suppliers has been adversely impacted. For example, many automotive manufacturers were forced to suspend manufacturing operations and have only recently resumed production. In addition, government-imposed restrictions on businesses, operations and travel and the related economic uncertainty have impacted demand in many global markets. While demand in the automotive industry is dependent on a number of factors, automotive manufacturers expect the impact of COVID-19 to be highly dependent on its duration and severity. The foregoing impacts and other adverse effects on the automotive industry could have a material adverse effect on our business, financial condition and results of operations, as well as our ability to execute our growth strategy.

Shifts in our product mix or customer mix may result in declines in gross margin.

Gross margins on individual products fluctuate over the product’s life cycle. Our overall gross margins have fluctuated from period to period as a result of shifts in product mix, customer mix, the introduction of new products, decreases in ASPs for older products and our ability to reduce product costs. These fluctuations are expected to continue in the future.

If we encounter sustained yield problems or other delays at our third-party wafer fabrication facilities or in the final assembly and test of our products, we may lose sales and damage our customer relationships.

The manufacture of our products, including the fabrication of semiconductor wafers, and the assembly and testing of our products, involve highly complex processes. For example, minute levels of contaminants in the manufacturing environment, difficulties in the wafer fabrication process or other factors can cause a substantial portion of the components on a wafer to be nonfunctional. These problems may be difficult to detect at an early stage of the manufacturing process and often are time-consuming and expensive to correct. From time to time, we have experienced problems achieving acceptable yields at our third-party wafer fabrication partners, resulting in delays in the availability of components. Moreover, an increase in the rejection rate of products during the quality control process before, during or after manufacture and/or shipping of such products, results in lower yields and margins. In addition, changes in manufacturing processes required as a result of changes in product specifications, changing customer needs and the introduction of new product lines have historically significantly reduced our manufacturing yields, resulting in low or negative margins on those products. Poor manufacturing yields over a prolonged period of time could adversely affect our ability to deliver our products on a timely basis and harm our relationships with customers, which could materially and adversely affect our business, financial condition and results of operations.

In the event of a disruption at one of our primary third-party wafer fabrication facilities, we may be required to transition our manufacturing capabilities to another facility, which could impact production efficiency and our ability to meet our customers’ needs.

Our reliance on a limited number of third-party wafer fabrication facilities, primarily PSL, United Microelectronics Corporation (“UMC”) and Taiwan Semiconductor Manufacturing Company (“TSMC”), for the fabrication of semiconductor wafers used in the manufacture of our IC products means that any disruption in their supply of wafers (including ceasing or suspending operations entirely), may require us to transfer manufacturing processes to a new location or facility. Significant disruptions in our third-party wafer fabrication facilities could occur as a result of a number of events, including, for example, the recent COVID-19 pandemic and certain natural disasters, such as earthquakes, which are commonplace in Taiwan (where both UMC and TSMC are located). Converting or transferring such fabrication processes from one of our primary facilities to an alternative or backup facility due to a disruption would likely be expensive and could take substantial time, given our highly complex manufacturing and fabrication processes, which incorporate our proprietary technologies. During such a transition, we may attempt to meet customer demand through our existing inventories, or may attempt to modify partially finished goods to meet the required fabrication specifications. Given the rapid obsolescence timeline to which our products are typically subject, however, we generally do not maintain significant levels of excess inventory and, as a result, it is unlikely that our existing inventory will be sufficient to meet customer demand during such a transition. In addition, any attempt to modify partially finished goods to meet the required fabrication specifications may not be successful and will require us to incur unanticipated costs. As a result, we may not be able to meet our customers’ needs during such a transition, which would negatively impact our net sales, potentially damage our customer relationships and our reputation and may have a material adverse effect on our business, financial condition and results of operations.

We have in the past and may in the future implement initiatives designed to improve our competitiveness, growth and profitability. We may fail to realize the full benefits of, and could incur significant costs relating to, any such initiatives, which could materially and adversely affect our business, financial condition and results of operations.

Beginning in 2016, we began a multi-year strategic transition to extend our market leadership through targeted product portfolio expansion; to improve our operating model through a more nimble, fabless and asset-

lite manufacturing strategy; to increase our IC design footprint and capacity; and to accelerate growth through enhanced sales operations. In connection with this transition, we have recently implemented a number of initiatives designed to improve our operating results. For example, subsequent to the end of fiscal year 2020, in order to further our strategy for developing a flexible and efficient manufacturing model that minimizes capital requirements, lowers operating costs, enhances reliability of supply and supports our growth going forward, we consummated the PSL Divestiture, transferred our Sanken products distribution business to PSL, and entered into certain other agreements and transactions with PSL, in each case, as more fully described elsewhere in this prospectus under “Prospectus Summary—The Divestiture Transactions,” In addition, in February 2020, we announced that we would consolidate our assembly and test facilities into a single site located at the AMPI Facility.

We continue to evaluate opportunities to reduce our manufacturing cost and may implement additional initiatives designed to improve our gross margin and operating results and may perform future restructurings. We cannot assure you that we will realize the cost savings and productivity improvements we expect as a result of these or any future restructuring and cost improvement initiatives. These efforts involve a significant investment of financial and human resources and significant changes to our operating processes. Future initiatives to transfer or consolidate manufacturing operations could also involve significant start-up or qualification costs for new or repurposed facilities. The failure to realize the full benefits of, or the incurrence of significant costs relating to, these or other restructuring initiatives could materially and adversely affect our business, financial condition and results of operations.

Our quarterly net sales and operating results are difficult to predict accurately and may fluctuate significantly from period to period. As a result, we may fail to meet the expectations of investors, which could cause our stock price to decline.

We operate in a highly dynamic industry and our future operating results could be subject to significant fluctuations, particularly on a quarterly basis. Our quarterly net sales and operating results have fluctuated significantly in the past and may continue to vary from quarter to quarter due to a number of factors, many of which are not within our control. Although some of our customers, for example those in the automotive industry, provide us with forecasts of their future requirements for our products, a significant percentage of our net sales in each fiscal quarter is dependent on sales that are booked and shipped during that fiscal quarter, and are typically attributable to a large number of orders from diverse customers and markets. As a result, accurately forecasting our operating results in any fiscal quarter is difficult. If our operating results do not meet the expectations of securities analysts and investors, our stock price may decline. Additional factors that can contribute to fluctuations in our operating results include:

•	the rescheduling, increase, reduction or cancellation of significant customer orders;

•	the timing of customer qualification of our products and commencement of volume sales by our customers of systems that include our products;

•	the timing and amount of research and development and sales and marketing expenditures;

•	the rate at which our present and future customers and end users adopt our technologies in our target end markets;

•	the timing and success of the introduction of new products and technologies by us and our competitors, and the acceptance of our new products by our customers;

•	our ability to anticipate changing customer product requirements;

•	our gain or loss of one or more key customers;

•	the availability, cost and quality of materials and components that we purchase from third- party vendors and any problems or delays in the fabrication, assembly, testing or delivery of our products;

•

the availability of production capacity at our third-party wafer fabrication facilities or other third-party subcontractors and other interruptions in the supply chain, including as a result of materials shortages, bankruptcies or other causes;

•	supply constraints for and changes in the cost of the other components incorporated into our customers’ products

•	the utilization of our internal manufacturing operations;

•	our ability to reduce the manufacturing costs of our products;

•	fluctuations in manufacturing yields;

•	the changes in our product mix or customer mix;

•	competitive pressures resulting in lower than expected ASPs;

•	the timing of expenses related to the acquisition of technologies or businesses;

•	product rates of return or price concessions in excess of those expected or forecasted;

•	the emergence of new industry standards;

•	product obsolescence;

•	unexpected inventory write-downs or write-offs;

•	costs associated with litigation over intellectual property rights and other litigation;

•	the length and unpredictability of the purchasing and budgeting cycles of our customers;

•	loss of key personnel or the inability to attract qualified engineers;

•	the quality of our products and any remediation costs;

•	adverse changes in economic conditions in various geographic areas where we or our customers do business;

•	the general industry conditions and seasonal patterns in our target end markets, particularly the automotive market;

•	other conditions affecting the timing of customer orders or our ability to fill orders of customers subject to export control or U.S. economic sanctions; and

•

geopolitical events, such as war, threat of war or terrorist actions, or the occurrence of pandemics, epidemics or other outbreaks of disease, including the current COVID-19 pandemic, or natural disasters, and the impact of these events on the factors set forth above.

We may experience a delay in generating or recognizing revenues for a number of reasons. Open orders at the beginning of each quarter are typically lower than expected net sales for that quarter and are generally cancelable or reschedulable with minimal notice. Accordingly, we depend on obtaining orders during each quarter for shipment in that quarter to achieve our net sales objectives and failure to fulfill such orders by the end of a quarter may adversely affect our operating results. Furthermore, our customer agreements typically provide that the customer may delay scheduled delivery dates and cancel orders within specified timeframes without significant penalty. In addition, we maintain an infrastructure of facilities and human resources in several locations around the world and have a limited ability to reduce the expenses required to maintain such infrastructure. Because we base our operating expenses on anticipated revenue trends and a high percentage of our expenses are fixed in the short term, any delay in generating or recognizing forecasted net sales or changes in levels of our customers’ forecasted demand could materially and adversely impact our business, financial condition and results of operations. Due to our limited ability to reduce expenses, in the event our revenues decline or our forecasted net sales do not meet our expectations, it is likely that in some future quarters our operating results will decrease from the previous quarter or fall below the expectations of securities analysts and investors. As a result of these factors, our operating results may vary significantly from quarter to quarter. Accordingly, we believe that period-to-period comparisons of our results of operations should not solely be relied upon as indications of future performance. Any shortfall in net sales or net income from a previous quarter or from levels expected by the investment community could cause a decline in the trading price of our stock.

Failure to adjust our supply chain volume due to changing market conditions or failure to estimate our customers’ demand could adversely affect our net sales and could result in additional charges for obsolete or excess inventories or non-cancelable purchase commitments.

We make significant decisions, including determining the levels of business that we will seek and accept, production schedules, levels of reliance on outsourced contract manufacturing, personnel needs and other resource requirements, based on our estimates of customer requirements. The short-term nature of the commitments by many of our customers and the possibility of rapid changes in demand for their products reduces our ability to accurately estimate future requirements of our customers. On occasion, our customers may require rapid increases in production, which can challenge our resources. We may not have sufficient capacity at any given time to meet our customers’ demands. Conversely, downturns in the semiconductor industry have in the past caused and may in the future cause our customers to significantly reduce the amount of products ordered from us. Because many of our sales, research and development, and manufacturing expenses are relatively fixed, a reduction in customer demand may decrease our gross margins and operating income.

In addition, we base many of our operating decisions, and enter into purchase commitments, on the basis of anticipated net sales trends which are highly unpredictable. Some of our purchase commitments are not cancelable, and in some cases we are required to recognize a charge representing the amount of material or capital equipment purchased or ordered which exceeds our actual requirements. For example, we have non-cancelable purchase commitments with vendors and “take-or-pay” agreements with certain of our third-party wafer fabrication partners, under which we are required to purchase a minimum number of wafers per year or face financial penalties. These types of commitments and agreements could reduce our ability to adjust our inventory to address declining market demands. If demand for our products is less than we expect, we may experience additional excess and obsolete inventories and be forced to incur additional charges. If net sales in future periods fall substantially below our expectations, or if we fail to accurately forecast changes in demand mix, we could again be required to record substantial charges for obsolete or excess inventories or non-cancelable purchase commitments.

Moreover, during a market upturn, we may not be able to purchase sufficient supplies or components to meet increasing product demand, which could prevent us from taking advantage of opportunities and reduce our net sales. In addition, a supplier could discontinue a component necessary for our design, extend lead times, limit supply or increase prices due to capacity constraints or other factors. Our failure to adjust our supply chain volume or estimate our customers’ demands could have a material adverse effect on our net sales, business, financial condition and results of operations.

We rely on a limited number of third-party wafer fabrication facilities for the fabrication of semiconductor wafers and on a limited number of suppliers of other materials, and the failure of any of these suppliers or additional suppliers to continue to produce wafers or other materials on a timely basis could harm our business and our financial results.

We currently rely on a limited number of third-party wafer fabrication facilities for the fabrication of semiconductor wafers used in the manufacture of our IC products and we purchase a number of key materials and components used in the manufacture of our products from single or limited sources. We depend on these foundries and other sources to meet our production needs. Moreover, we depend on the quality of the wafers and other components and materials that they supply to us, over which we have limited control. Any one or more of our other suppliers may become financially unstable as the result of global market conditions. Moreover, our suppliers’ abilities to meet our requirements could be impaired or interrupted by factors beyond their control, such as natural disasters or other disruptions. In addition, from time to time we have encountered shortages and delays in obtaining wafers and other components and materials, and we may encounter additional shortages and delays in the future. If we cannot supply our products due to a lack of components or are unable to source materials from other suppliers or to redesign products with other components in a timely manner, our business will be significantly harmed. We do not have long-term contracts with some of our suppliers and third-party manufacturers. As a result, any such supplier or third-party manufacturer can discontinue supplying components or materials to us at any time and without penalty. In the event that any one or more of our suppliers is unable or unwilling to deliver us products and we are unable to identify alternative sources of supply for such materials or components on a timely basis, our operations may be adversely affected. In addition, even if we identify any such alternative sources of supply, we could experience delays in testing, evaluating and validating materials or products of potential alternative suppliers or products we obtain through outsourcing. Qualifying new contract manufacturers, and specifically semiconductor foundries, is time consuming and might result in unforeseen manufacturing and operations problems. Furthermore, financial or other difficulties faced by our suppliers, or significant changes in demand for the components or materials they use in the products they supply to us, could limit the availability of those products, components or materials to us. We are also subject to potential delays in the development by our suppliers of key components which may affect our ability to introduce new products. Any of these problems or delays could damage our relationships with our customers, adversely affect our reputation and adversely affect our business, financial condition, results of operations and our ability to grow our business.

Our dependence on our manufacturing operations in the Philippines exposes us to certain risks that may harm our business.

We rely heavily on the manufacturing operations of the AMPI Facility, which operates as our primary internal assembly and testing facility. We depend primarily on the AMPI Facility for our sensor and power products and, if this facility suspends operations, our ability to assemble and test our products could be materially impaired. Furthermore, any disruption in operations at the AMPI Facility could adversely affect our ability to meet customer demand in a timely manner, or at all, which would lead to a reduction in our net sales and may adversely affect our reputation and customer relationships, potentially resulting in longer-term harm to our business. In addition, an earthquake, fire, flood or other natural or manmade disaster, as well as a pandemic, epidemic or other outbreak of infectious disease, including the current COVID-19 pandemic, strikes, political or civil unrest, or any number of other factors beyond our control could also disable such facility, causing catastrophic losses. Although we supplement the assembly capabilities at the AMPI Facility with the operations of AMTC Facility and several other external or independent assembly subcontractors throughout Asia, if our manufacturing operations at the AMPI Facility are obstructed or hampered, it could take a considerable length of time, at an increased cost, for us to resume manufacturing at another location, which could materially harm our manufacturing efficiency and capacity, delay production and shipments and result in costly expenditures to repair or replace this facility. Moreover, while we currently maintain manufacturing operations at the AMTC Facility, we have commenced the closure of such facility, with the intention to sell such facility by the end of March 2021 as part of our manufacturing footprint optimization strategy, which will heighten our dependence on the AMPI Facility in the future. As a result, any such losses could materially and adversely affect our business, financial condition, results of operations, cash flows and prospects.

To ensure continued product manufacturing (including assembly and testing of our products), we may be required to establish or invest in alternative manufacturing facilities. Any attempt to establish or invest in alternative manufacturing facilities, however, could increase our costs, negatively affect our profitability, and limit our ability to maintain competitive prices for our products, which would negatively impact our competitive position. While we rely on the AMPI Facility as our primary manufacturing facility for our select sensor and power products, we are aware that only a few alternative manufacturing facilities have the capability to assemble and test our most advanced and complex products and if we are forced to engage such alternative manufacturing facilities, we may encounter difficulties and incur additional costs.

Accordingly, we cannot guarantee that we will be able to manage the risks and challenges associated with our dependence on the AMPI Facility, and any failure to do so could have a material adverse effect on our business, financial condition and results of operations.

A significant portion of our net sales are generated through distributors, which subjects us to certain risks.

We sell our products worldwide through multiple sales channels, including through our direct sales force, distributors and independent sales representatives, which resell our products to numerous end customers. A significant portion of our net sales are made to distributors, accounting for approximately 27.4% and 25.2% of our net sales in fiscal years 2019 and 2020, respectively, and approximately 25.3% and 37.4% of our net sales in the nine-month periods ended December 27, 2019 and December 25, 2020, respectively, excluding our distribution relationship with Sanken in Japan, which represented approximately 16.8% and 17.3% of our net sales in fiscal years 2019 and 2020 and approximately 17.4% and 17.4% of our net sales in the nine-month periods ended December 27, 2019 and December 25, 2020. The impairment or termination of our relationships with our distributors, or the failure of these parties to diligently sell our products and comply with applicable laws and regulations, could materially and adversely affect our ability to generate revenue and profits. Because our distributors control the relationships with end customers, if our relationship with any distributor ends, we could also lose our relationships with their customers. Furthermore, our success is partially dependent on the willingness and ability of the sales representatives and other employees of our distributors to diligently sell our products. However, we cannot guarantee that they will be successful in marketing our products. In addition, because our distributors do not sell our products exclusively, they may focus their sales efforts and resources on other products that produce better margins or greater commissions for them or are incorporated into a broader strategic relationship with one of their other suppliers. Because we do not control the sales representatives and other employees of our distributors, we cannot guarantee that our sales processes, regulatory compliance and other priorities will be consistently communicated and executed. In addition, we may not have staff in one or more of the locations covered by our distributors, which makes it particularly difficult for us to monitor their performance. While we may take steps to mitigate the risks associated with noncompliance by our distributors, there remains a risk that they will not comply with regulatory requirements or our requirements and policies. Actions by the sales representatives and other employees of our distributors that are beyond our control could result in flat or declining sales in a given geographic area, harm to the reputation of our company or our products, or legal liability, any of which could have a material adverse effect on our business, financial condition and results of operations. In addition to the risk of losing customers, the operation of local laws and our agreements with our distributors could make it difficult for us to replace a distributor we feel is underperforming. In addition, as discussed above, our distribution relationship with Sanken in Japan has historically accounted for a significant portion of our total net sales. Though we believe we would be able to establish relationships with new distributors or otherwise increase the business we do with our existing distributors if our distribution relationship with Sanken were to become impaired, we cannot guarantee we would be able to do so on a timely basis or at all, or that we would be able to realize a similar level of net sales as under our current arrangements.

Events beyond our control could have an adverse effect on our business, financial condition, results of operations and cash flows.

Our ability to make, transport and sell products in coordination with our suppliers, customers (including OEMs), distributors and third-party manufacturers or other subcontractors is critical to our success. Damage or disruption to our supply, manufacturing or distribution capabilities resulting from weather, freight carrier availability, any potential effects of climate change, natural disaster, disease, fire, explosion, cyber-attacks, terrorism, pandemics, epidemics or other outbreaks of infectious disease, strikes, civil unrest, repairs or enhancements at facilities manufacturing or distribution of our products or other reasons could impair our ability to manufacture, sell our products, and to deliver products to our customers on a timely basis or at all.

Similarly, disruptions in the operations of our key suppliers or in the services provided by our third-party wafer fabrication partners or other contract manufacturers, including disruptions due to natural disasters or other disruptions, or by the transition by us to other suppliers or third-party manufacturers could lead also to supply chain problems and otherwise impair or delay our ability to deliver products to our customers on a timely basis or at all.

Other companies in our industry may be affected differently by natural disasters or other disruptions depending on the location of their suppliers, operations and customers. In addition, many of our competitors are larger companies with more substantial financial and other resources and, as a result, may be better able to plan for, withstand or otherwise mitigate the effects of any such disruption. While we may take steps to plan for or address the occurrence of any such event, we cannot guarantee that we will be successful. If we fail to take adequate steps to reduce the likelihood or mitigate the potential impact of such events, or to effectively manage such events if they occur, particularly when a wafer or packaging component is sourced from a limited number of locations or suppliers, could adversely affect our business, financial condition, results of operations and cash flows and/or require additional resources to restore our supply chain.

Our business, financial condition, results of operations, liquidity and prospects have been, and may continue to be, adversely affected by health epidemics, pandemics and other outbreaks of infectious disease, including the current COVID-19 pandemic.

Public health threats, such as COVID-19, influenza and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate could adversely impact our operations, as well as the operations of our customers, end users of our products, and our and their respective vendors, suppliers and other business partners. Any of these public health threats and related consequences could adversely affect our financial results.

COVID-19, a potentially deadly respiratory tract infection caused by the SARS-CoV-2 virus, has spread rapidly and enveloped most of the world, causing a global public health crisis. On March 11, 2020, the COVID-19 outbreak was declared a pandemic by the World Health Organization. The pandemic has resulted in national and local governments in affected countries around the world implementing increasingly stringent measures to help control the spread of the virus, including quarantines and other emergency public health measures and have implemented substantial lockdown measures, and additional countries and local governments may enact similar policies. In addition, the federal government and all of the states in the United States, have declared a state of emergency or similar disaster declaration, and many states and other jurisdictions where we have operations have implemented “shelter in place” and “stay-at-home” orders, workplace closures, business curtailments and other similar measures. The measures implemented by various authorities in response to the COVID-19 pandemic have caused us to change our business practices, including those related to where employees work, the distance between employees in our facilities, limitations on in-person meetings between employees and with customers, suppliers, service providers and stakeholders, as well as restrictions on business travel to domestic and international locations and to attend trade shows, investor conferences and other events. These restrictions have had, and future prevention and mitigation measures are also likely to have, an adverse impact on global economic conditions, which could further affect our operations. The considerable uncertainty regarding the economic impact of the COVID-19 pandemic are likely to result in sustained market turmoil, which could also negatively impact our business, financial condition and cash flows.

These current and potential future measures that could restrict access to our facilities, limit manufacturing and support operations and place restrictions on our workforce, suppliers and other business partners have impacted and may further impact our workforce and operations, the operations of our customers and end users of our products, and those of our respective vendors, suppliers and other business partners. The disruptions to our operations caused by the COVID-19 pandemic may result in inefficiencies, delays and additional costs in our product development, sales, marketing, and customer service efforts that we cannot fully mitigate through remote or other alternative work arrangements. In addition, the severe global economic disruption, including recession, depression or other sustained adverse market impact caused by the COVID-19 pandemic, may cause our customers and end-users of our products to suffer significant economic hardship and potentially even go out of business, which could result in decreased demand for our products and materially and adversely affect our business, results of operations, financial condition, including liquidity and prospects. To the extent that the COVID-19 pandemic adversely affects our business, financial condition, results of operations or liquidity, it may also heighten many of the other risks discussed in this prospectus. For instance, if the business impacts of COVID-19 continue for an extended period, this could cause us to recognize impairments for goodwill and certain long-lived assets including amortizable intangible assets.

The impact of the COVID-19 pandemic continues to evolve and its duration and ultimate disruption to our business and the businesses of our customers and end-users, the overall demand for our products, our supply chain, and the related financial impact to us, as well as any similar disruptions that may result from any future pandemic, epidemic or other outbreak of infectious disease, will depend on future developments, which are highly uncertain and cannot be predicted, including, but not limited to, the duration and spread of the pandemic, its severity, the effectiveness of actions to contain the virus or treat its impact and how quickly and to what extent normal economic and operating conditions can resume, among others. The longer any such disruption continues, however, the more severe and adverse we would expect the effect to be on our business, financial condition, results of operations and liquidity. Even after the COVID-19 pandemic has lessened or subsided, we may continue to experience adverse impacts on our business, financial condition and results of operations as a result of its global economic impact. As new information regarding COVID-19 continues to emerge, it is difficult to predict the full extent to which the disease adversely impacts our financial performance. Additionally, weaker economic conditions generally could result in impairment in value of our tangible or intangible assets and our ability to raise additional capital, if needed.

Our indebtedness may limit our flexibility to operate our business and adversely affect our financial health and competitive position.

As of December 25, 2020, we had $25.0 million in aggregate principal amount of debt outstanding under our Term Loan Facility, no debt outstanding under our Revolving Credit Facility and $50.0 million of additional borrowings available thereunder. In order to service this indebtedness, and any additional indebtedness or other long-term obligations we may incur in the future, we need to generate sufficient levels of cash from our operating activities. Our ability to generate cash is subject, in part, to our ability to successfully execute our business strategy, as well as general economic, financial, competitive, regulatory and other factors beyond our control. We cannot assure you that our business will be able to generate sufficient levels of cash from operations or that future borrowings or other financings will be available to us in an amount sufficient to enable us to service our indebtedness and fund our other liquidity needs. To the extent we are required to use cash from operations or the proceeds of any future financing to service our indebtedness instead of funding working capital, capital expenditures or other general corporate purposes, we will be less able to plan for, or react to, changes in our business, industry and in the economy generally. This will place us at a competitive disadvantage compared to our competitors that have less indebtedness.

In addition, the agreements governing the Senior Secured Credit Facilities contain, and any agreements evidencing or governing other future indebtedness may also contain, certain covenants that limit our and our restricted subsidiaries’ ability to engage in certain transactions that may be in our long-term best interests. Subject to certain limited exceptions, these covenants limit our and our restricted subsidiaries’ ability to, among other things:

•	incur additional indebtedness, or issue equity interests that have features similar to indebtedness;

•	incur liens;

•	make investments, including acquisitions and investments in joint ventures;

•	merge, consolidate, amalgamate, divide, dissolve or liquidate;

•	pay dividends or make other distributions to their equityholders, or redeem, repurchase or retire equity interests;

•	prepay indebtedness that ranks junior in right of payment to the Senior Secured Credit Facilities;

•	amend the documents governing such junior indebtedness;

•	sell our assets outside the ordinary course of business;

•	engage in transactions with affiliates;

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agree to negative pledge clauses that conflict with the obligation to secure the Senior Secured Credit Facilities, or agree to restrictions on the ability of subsidiaries make distributions to the loan parties;

•	amend our organizational documents in a manner materially adverse to the interest of the lenders;

•	change our line of business from that conducted as the date of such agreements; and

•	change our fiscal year or method of determining fiscal quarters or fiscal months.

Our ability to comply with these covenants may be affected by events and factors beyond our control. In the event that we breach one or more covenants, our lenders may choose to declare an event of default and require that we immediately repay all amounts outstanding, terminate any commitment to extend further credit and foreclose on any collateral granted to them to secure such indebtedness. The occurrence of any of these events could have a material adverse effect on our business, financial condition and results of operations.

In addition, we may be able to incur significant additional indebtedness in the future. While the agreements governing our Senior Secured Credit Facilities generally restrict our and our restricted subsidiaries’ ability to incur additional indebtedness, these restrictions are subject to important and significant exceptions and limitations. Also, these agreements generally do not prohibit us from incurring obligations that do not constitute indebtedness as defined therein. To the extent that we incur additional indebtedness or such other obligations, the risks associated with our indebtedness described above will increase.

We depend on growth in the end markets that use our products. Any slowdown in the growth of these end markets could adversely affect our financial results.

Our continued success will depend in large part on general economic growth and growth within our target markets in the automotive and industrial sectors. Factors affecting these markets could seriously harm our customers and, as a result, harm us, including:

•	reduced sales of our customers’ products;

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the effects of catastrophic and other disruptive events at our customers’ offices or facilities including, but not limited to, natural disasters, telecommunications failures, cyber-attacks, terrorist attacks, pandemics, epidemics or other outbreaks of infectious disease, including the current COVID-19 pandemic, breaches of security or loss of critical data;

•	increased costs associated with potential disruptions to our customers’ supply chain and other manufacturing and production operations;

•	the deterioration of our customers’ financial condition;

•	delays and project cancellations as a result of design flaws in the products developed by our customers;

•	the inability of customers to dedicate the resources necessary to promote and commercialize their products;

•	the inability of our customers to adapt to changing technological demands resulting in their products becoming obsolete; and

•	the failure of our customers’ products to achieve market success and gain broad market acceptance.

Any slowdown in the growth of these end markets could adversely affect our financial results. For example, a significant element of our growth strategy depends on the increasing adoption of mild hybrid, hybrid and electric vehicles, which are expected to have higher sensor and power product content. If anticipated demand in the end market for these vehicles does not materialize, it would adversely affect demand for our products from customers and impact our ability to execute our growth strategy.

The loss of one or more significant end customers could have a material adverse effect on our business and results of operations.

We believe no end customer, including those served through our distributors, exceeded 10% of our net sales during either fiscal year. However, the loss of or a significant reduction in business with a significant end customer, particularly in the automotive market, could have a material adverse effect on our net sales and, in turn, on our overall business, financial condition and results of operations.

If we fail in a timely and cost-effective manner to develop new product features or new products that address customer preferences and achieve market acceptance, our operating results could be adversely affected.

Our customers are constantly seeking new products with more features and functionality at a lower cost, and our success relies heavily on our ability to continue to develop and market to our customers new and innovative products and improvements of existing products. In order to respond to new and evolving customer demands, achieve strong market share and keep pace with new technological, processing and other developments, we must constantly introduce new and innovative products into the market. Although we strive to respond to customer preferences and industry expectations in the development of our products, we may not be successful in developing, introducing or commercializing any new or enhanced products on a timely basis or at all. Further, if initial sales volumes for new or enhanced products do not reach anticipated levels within the time periods we expect, we may be required to engage in additional marketing efforts to promote such products and the costs of developing and commercializing such products may be higher than we predict. Moreover, new and enhanced products may not perform as expected. We may also encounter lower manufacturing yields and longer delivery schedules in commencing volume production of new products that we introduce, which could increase our costs and disrupt our supply of such products.

A fundamental shift in technologies, the regulatory climate or demand patterns and preferences in our existing product markets or the product markets of our customers or end-users could make our current products obsolete, prevent or delay the introduction of new products or enhancements to our existing products or render our products irrelevant to our customers’ needs. If our new product development efforts fail to align with the needs of our customers, including due to circumstances outside of our control like a fundamental shift in the product markets of our customers and end users or regulatory changes, our business, financial condition and results of operations could be materially and adversely affected.

Our competitive position could be adversely affected if we are unable to meet customers’ quality requirements.

Semiconductor IC suppliers must meet increasingly stringent quality standards of certain OEMs and customers, particularly for automotive applications. While our quality performance to date has generally met these requirements, we may experience problems in achieving acceptable quality results in the manufacture of our products, particularly in connection with the production of new products or adoption of a new manufacturing process. Our failure to achieve acceptable quality levels could adversely affect our business results.

The nature of the design win process requires us to incur expenses without any guarantee that research and development efforts will generate net sales, which could adversely affect our financial results.

We focus on winning competitive bid selection processes, called “design wins,” to develop products for use in our customers’ products. These lengthy selection processes may require us to incur significant expenditures and dedicate valued engineering resources to the development of new products without any assurance that we will achieve design wins. If we incur such expenditures and fail to be selected in the bid selection process, our operating results may be adversely affected. Further, because of the significant costs associated with qualifying new suppliers, customers are likely to use the same or an enhanced version of semiconductor products from existing suppliers across a number of similar and successor products for a lengthy period of time. As a result, if we fail to secure an initial design win for any of our products to any particular customer, we may lose the opportunity to make future sales of those products to that customer for a significant period of time or at all and experience an associated decline in net sales relating to those products. This phenomenon is typical in the automotive market. Failure to achieve initial design wins may also weaken our position in future competitive selection processes because we may not be perceived as an industry leader.

Even if we succeed in securing design wins for our products, we may not generate timely or sufficient net sales or margins from those wins and our financial results could suffer.

After incurring significant design and development expenditures and dedicating engineering resources to achieve a single initial design win for a product, a substantial period of time generally elapses before we generate meaningful net sales relating to such product, if at all. The reasons for this delay include, among other things, the following:

•	changing customer requirements, resulting in an extended development cycle for the product;

•	delay in the ramp-up of volume production of the customer’s products into which our solutions are designed;

•	delay or cancellation of the customer’s product development plans;

•	competitive pressures to reduce our selling price for the product;

•	the discovery of design flaws, defects, errors or bugs in the products;

•	lower than expected customer acceptance of the solutions designed for the customer’s products;

•	lower than expected acceptance of our customers’ products; and

•	higher manufacturing costs than anticipated.

If we do not continue to achieve design wins in the short term, then we may not be able to achieve expected net sales levels associated with these design wins. If we experience delays in achieving such sales levels, our operating results could be adversely affected. Moreover, even if a customer selects our product, we cannot guarantee that this will result in any sales of our products, as the customer may ultimately change or cancel its product plans, or our customer’s efforts to market and sell its product may not be successful.

Changes in government trade policies, including the imposition of tariffs and export restrictions, could limit our ability to sell our products to certain customers or demand from certain customers, which may materially and adversely affect our sales and results of operations.

The current U.S. President, members of his administration, and other public officials, including members of the current U.S. Congress, have made public statements indicating possible significant changes in U.S. trade policy and have taken certain actions that may impact U.S. trade policy, including imposing new or increased tariffs on certain goods imported into the United States. Since we manufacture our products outside the United States, such changes, if adopted, could have a disproportionate impact on our business and make our products more expensive and less competitive in domestic markets. Furthermore, changes in U.S. trade policy could trigger retaliatory actions by affected countries, which could impose restrictions on our ability to do business in or with affected countries or prohibit, reduce or discourage purchases of our products by foreign customers, leading to increased costs of components contained in our products, increased costs of manufacturing our products, and higher prices for our products in foreign markets. For example, there are risks that the Chinese government may, among other things, require the use of local suppliers in place of non-Chinese suppliers like us, compel companies that do business in China to partner with local companies to conduct business and provide incentives to government-backed local customers to buy from local suppliers. Changes in, and responses to, U.S. trade policy could reduce the competitiveness of our products and cause our sales to decline, which could materially and adversely impact our business, financial condition and results of operations.

The U.S. or foreign governments may take administrative, legislative or regulatory action that could materially interfere with our ability to sell products in certain countries and/or to certain customers, particularly in China. For example, the United States and China have imposed a number of tariffs and other restrictions on items imported or exported between the United States and China, and have proposed to impose a number of additional tariffs. We cannot predict what actions may ultimately be taken with respect to tariffs or trade relations between the United States and China or other countries, what products may be subject to such actions, or what actions may be taken by the other countries in retaliation. The institution of trade tariffs both globally and between the United States and China specifically carries the risk of negatively impacting China’s overall economic condition, which could have negative repercussions for our business.

Warranty claims, product liability claims and product recalls could harm our business, results of operations and financial condition.

We face an inherent business risk of exposure to warranty and product liability claims if products fail to perform as expected or is alleged to result in bodily injury, death, and/or property damage. In addition, if any of our designed products are alleged to be defective, we may be required to participate in their recall. Some OEMs expect suppliers to warrant their products for longer periods of time and are increasingly looking to them for contribution when faced with product liability claims or recalls. For example, some of our products are used in automotive safety systems, the failure of which could lead to injury or death. We carry various commercial liability policies, including umbrella/excess policies which provide some protection against product liability exposure. However, a successful warranty or product liability claim against us in excess of our available insurance coverage and established reserves, or a requirement that we participate in a product recall, could have adverse effects on our business results. Further, in the future it is possible that we will not be able to obtain insurance coverage in the amounts and for the risks we seek at policy costs and terms we desire.

Additionally, in the event that our products fail to perform as expected or such failure of our products results in a recall, our reputation may be damaged, which could make it more difficult for us to sell our products to existing and prospective customers and could materially and adversely affect our business, results of operations and financial condition.

Our dependence on international customers and operations also subjects us to a range of other additional regulatory, operational, financial and political risks that could adversely affect our financial results.

For fiscal years 2019 and 2020, approximately 80.5% and 81.7%, respectively, of our net sales were to customers outside of the United States, and for the nine-month periods ended December 27, 2019 and December 25, 2020, approximately 81.8% and 86.1%, respectively, of our net sales were to customers outside of the United States. In addition, a substantial majority of our products are assembled and tested at facilities outside of the United States. Our principal assembly and test facilities are located in the Philippines at our AMPI Facility and in Thailand at our AMTC Facility. We also rely on several other wafer fabrication manufacturing partners located throughout Asia. Any conflict or uncertainty in this region, including public health or safety concerns or natural disasters, could have a material adverse effect on our business, financial condition and results of operations. Moreover, conducting business outside the United States subjects us to a number of additional risks and challenges, including:

•	changes in a specific country’s or region’s political, regulatory or economic conditions;

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a pandemic, epidemic or other outbreak of an infectious disease, including the current COVID-19 pandemic, which may cause us or our distributors, vendors and/or customers to temporarily suspend our or their respective operations in the affected city or country;

•

compliance with a wide variety of domestic and foreign laws and regulations (including those of municipalities or provinces where we have operations) and unexpected changes in those laws and regulatory requirements, including uncertainties regarding taxes, social insurance contributions and other payroll taxes and fees to governmental entities, tariffs, quotas, export controls, export licenses and other trade barriers;

•

unanticipated restrictions on our ability to sell to foreign customers where sales of products and the provision of services may require export licenses or are prohibited by government action, unfavorable foreign exchange controls and currency exchange rates;

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potential for substantial penalties and litigation related to violations of a wide variety of laws, treaties and regulations, including labor regulations and anti-corruption regulations (including the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act);

•	difficulties and costs of staffing and managing international operations across different geographic areas and cultures;

•	potential political, legal and economic instability, armed conflict, and civil unrest in the countries in which we and our customers, suppliers and contract manufacturers are located;

•	difficulty and costs of maintaining effective data security;

•	inadequate protection of intellectual property;

•	transportation and other supply chain delays and disruptions;

•	nationalization and expropriation;

•	restrictions on the transfer of funds to and from foreign countries, including withholding taxes and other potentially negative tax consequences;

•	unfavorable and/or changing foreign tax treaties and policies; and

•	increased exposure to general market and economic conditions outside of the U.S.

These factors, individually or in combination, could impair our ability to effectively operate one or more of our foreign facilities or deliver our products, result in unexpected and material expenses, or cause an unexpected decline in the demand for our products in certain countries or regions. Our failure to manage the risks and challenges associated with our international business and operations could have a material adverse effect on our business.

End-user demand for certain HEVs, EVs and green energy products often depends on the availability of rebates, tax credits and other financial incentives. The reduction, modification, expiration or elimination of such government economic incentives could reduce end-user demand and thus affect our customers’ demand for our products.

The U.S. federal government, some state and local governments, as well as foreign governments provide certain incentives to end-users and purchasers of certain HEVs, EVs and green energy products in the form of rebates, tax credits and other financial incentives. End-users often rely on these governmental rebates, tax credits and other financial incentives to significantly lower the purchase price of these products. However, these incentives may expire on a particular date, end when the allocated funding is exhausted, or be reduced or terminated as a matter of regulatory or legislative policy. Any slowdown in end-user demand for our products as a result of such changes to these incentives could adversely affect our business, financial condition and results of operations.

We will lose sales if we are unable to obtain government authorization to export certain of our products, and we will be subject to legal and regulatory consequences if we do not comply with applicable export control laws and regulations.

Exports of certain of our products and other products, including Voxtel products, are subject, or could be subject in the future, to export controls imposed by the U.S. government and administered by the U.S. Departments of State and Commerce and a small number of our products are subject to export controls imposed by the International Traffic in Arms Regulations (“ITAR”), administered by Department of State’s Directorate of Defense Trade Controls. In certain instances, these regulations may require pre-shipment authorization from the administering department. For products subject to the Export Administration Regulations (“EAR”), administered by the Department of Commerce’s Bureau of Industry and Security, the requirement for a license is dependent on the type and end use of the product, the final destination, the identity of the end user and whether a license exception might apply. Virtually all exports of products subject to the ITAR require a license. Certain of our products are subject to EAR and some products, including certain products developed with government funding, which are subject to ITAR. Products developed and manufactured in our foreign locations are subject to export controls of the applicable foreign nation. Obtaining export licenses can be difficult, costly and time-consuming and we may not always be successful in obtaining necessary export licenses, and our failure to obtain required import or export approval for our products or limitations on our ability to export or sell our products imposed by these laws may harm our international and domestic revenues. Noncompliance with these laws could have negative consequences, including government investigations, penalties and reputational harm. The absence of comparable restrictions on competitors in other countries may adversely affect our competitive position.

Failure to obtain export licenses for our products or having one or more of our customers be restricted from receiving exports from us could significantly reduce our net sales and materially and adversely affect our business, financial condition and results of operations.

Changing currency exchange rates may adversely affect our business, financial condition, results of operations and cash flows.

We have operations and assets in the U.S. as well as foreign jurisdictions and we prepare our consolidated financial statements in U.S. dollars, but a portion of our earnings and expenditures are denominated in other currencies. We therefore must translate our foreign assets, liabilities, revenue and expenses into U.S. dollars at applicable exchange rates. Consequently, fluctuations in the value of foreign currencies relative to the U.S. dollar may negatively affect the value of these items in our financial statements. In addition, since many of our sales in foreign jurisdictions are denominated in U.S. dollars, fluctuations in the value of foreign currencies relative to the U.S. dollar may effectively increase the price of our products in the currency of the jurisdiction in which the sale took place and may result in our products becoming too expensive for non-U.S. customers who do not conduct their business in U.S. dollars. Furthermore, currency exchange rates have been especially volatile in the recent past, and these currency fluctuations may make it difficult for us to predict our results of operations. To the extent we fail to manage our foreign currency exposure adequately, we may suffer losses in the value of our net foreign currency investment, and our business, financial condition, results of operations and cash flows may be negatively affected.

We have and expect to continue to pursue acquisitions of and investments in new businesses, products or technologies, joint ventures and other strategic transactions that involve numerous risks and could disrupt our business and harm our financial condition and results of operations.

As part of our business strategy, we make acquisitions of and investments in new businesses, products and technologies and enter into joint ventures and other strategic relationships in the ordinary course. Our ability to grow our revenues, earnings and cash flow at or above our historic rates depends in part upon our ability to identify and successfully acquire and integrate businesses at acceptable prices, realize anticipated synergies and make appropriate investments that support our long-term strategy. We may not be able to consummate acquisitions at rates similar to the past, which could adversely impact our growth rate and the trading price of our common stock. Promising acquisitions and investments are difficult to identify and complete for a number of reasons, including high valuations, competition among prospective buyers, the availability of affordable funding in the capital markets and the need to satisfy applicable closing conditions and obtain applicable antitrust and other regulatory approvals on a timely basis and on acceptable terms. In addition, competition for acquisitions and investment may result in higher purchase prices. Changes in accounting or regulatory requirements or instability in the credit markets could also adversely impact our ability to consummate acquisitions and investments on acceptable terms or at all.

In addition, even if we are able to consummate acquisitions and enter into joint ventures and other strategic relationships, these transactions and relationships present a number of potential risks and challenges that could, if not met, disrupt our business operations, increase our operating costs, negatively affect our growth rate and the trading price of our common stock, and may have a material adverse effect on our business, financial condition and results of operations. In addition, any acquisition, investment, joint venture or other strategic transaction we may enter into in the future, involve a number of additional financial, accounting, managerial, operational, legal, regulatory and other risks, which may include, among others:

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Any business, technology, service or product that we acquire or invest in could under-perform relative to our expectations and the price that we paid or not perform in accordance with our anticipated timetable, or we could fail to operate any such business profitably.

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We may incur or assume significant debt in connection with our acquisitions, joint ventures and other strategic relationships, which could also cause a deterioration of our credit ratings, result in increased borrowing costs and interest expense and diminish our future access to the capital markets. Alternatively, we may issue additional equity securities, which could dilute your ownership and voting power.

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Acquisitions, joint ventures and other strategic relationships could cause our financial results to differ from our own or the investment community’s expectations in any given period, or over the long-term challenges associated with integrating employees from the acquired company into our organization.

•	Pre-closing and post-closing earnings charges could adversely impact operating results in any given period, and the impact may be substantially different from period to period.

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Acquisitions, joint ventures and other strategic relationships could create demands on our management, operational resources and financial and internal control systems that we are unable to effectively address.

•	We could experience difficulty in integrating personnel, operations and financial and other controls and systems and retaining key employees and customers.

•	We may be unable to achieve cost savings or other synergies anticipated in connection with an acquisition, joint venture or other strategic relationship.

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We may assume unknown liabilities, known contingent liabilities that become realized, known liabilities that prove greater than anticipated, internal control deficiencies or exposure to regulatory sanctions resulting from the acquired company’s or investee’s activities and the realization of any of these liabilities or deficiencies may increase our expenses, adversely affect our financial position and/or cause us to fail to meet our public financial reporting obligations.

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In connection with acquisitions and joint ventures, we often enter into post-closing financial arrangements such as purchase price adjustments, earn-out obligations and indemnification obligations, which may have unpredictable financial results.

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As a result of our acquisitions, we have recorded significant goodwill and other assets on our balance sheet and if we are not able to realize the value of these assets, or if the fair value of our investments declines, we may be required to incur impairment charges.

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We may have interests that diverge from those of our joint venture partners or other strategic partners and we may not be able to direct the management and operations of the joint venture or other strategic relationship in the manner we believe is most appropriate, exposing us to additional risk.

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Investing in or making loans to early-stage companies often entails a high degree of risk, and we may not achieve the strategic, technological, financial or commercial benefits we anticipate; we may lose our investment or fail to recoup our loan; or our investment may be illiquid for a greater-than-expected period of time.

Furthermore, potential acquisitions, investments, joint ventures and other strategic transactions, whether or not consummated, may divert our management’s attention and require considerable cash outlays at the expense of our existing operations. This, and any of the risks set forth above, could materially and adversely affect our business, financial condition, results of operations and profitability.

Our ability to raise capital in the future may be limited and could prevent us from executing our growth strategy.

Our ability to operate and expand our business depends on the availability of adequate capital, which in turn depends on cash flow generated by our business and the availability of borrowings under our credit facilities and other debt, equity or other applicable financing arrangements. We believe that our existing cash resources and our access to the capital markets, will be sufficient to finance our continued operations, growth strategy, planned capital expenditures and the additional expenses we expect to incur as a public company for at least the next 12 months. However, we have based this estimate on our current operating plans and expectations, which are subject to change, and cannot assure you that that our existing resources will be sufficient to meet our future liquidity needs. We may require additional capital to respond to business opportunities, challenges, acquisitions or other strategic transactions and/or unforeseen circumstances. The timing and amount of our working capital and capital expenditure requirements may vary significantly depending on numerous factors, including:

•	market acceptance of our products;

•	the need to adapt to changing technologies and technical requirements;

•	the existence of opportunities for expansion; and

•	access to and availability of sufficient management, technical, marketing and financial personnel.

If our capital resources are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity securities or debt securities or obtain debt financing. The sale of additional equity securities or convertible debt securities would result in additional dilution to our stockholders. Additional debt would result in increased expenses and could result in covenants that would restrict our operations and our ability to incur additional debt or engage in other capital-raising activities. We have not made arrangements to obtain additional financing and there is no assurance that financing, if required, will be available in amounts or on terms acceptable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to grow and support our business and respond to business opportunities and challenges could be significantly limited.

We may not be able to effectively manage our growth, and we may need to incur significant expenditures to address the additional operational and control requirements of our growth, either of which could harm our business and operating results.

To continue to grow, we must continue to expand our operational, engineering, accounting and financial systems, procedures, controls and other internal management systems. This may require substantial managerial and financial resources, and our efforts in this regard may not be successful. Our current systems, procedures and controls may not be adequate to support our future operations. Unless our growth results in an increase in our revenues that is proportionate to the increase in our costs associated with this growth, our operating margins and profitability will be adversely affected. If we fail to adequately manage our growth, improve our operational, financial and management information systems, or effectively motivate and manage our new and future employees, it could adversely affect our business, financial condition and results of operations.

We depend on key and highly skilled personnel to operate our business, and if we are unable to retain our current personnel and hire additional personnel, our ability to develop and market our products could be harmed, which in turn could adversely affect our financial results.

Our success depends to a large extent upon the continued services of our executive officers, managers and skilled personnel, including our development engineers. In particular, we are highly dependent on the services of Ravi Vig, our Chief Executive Officer, who, after over 30 years of service with our company, has been critical in the development and growth of our business and strategic direction. From time to time, there may be changes in our executive management team or other key personnel, which could disrupt our business. Generally, our employees are not bound by obligations that require them to continue to work for us for any specified period and, therefore, they could terminate their employment with us at any time. Moreover, our employees are generally not subject to non-competition agreements. Given these limitations, we may not be able to continue to attract, retain and motivate qualified personnel necessary for our business. In addition, we recruit from a limited pool of engineers with expertise in analog mixed-signal semiconductor design and the competition for such personnel can be intense. The loss of one or more of our executive officers, particularly Ravi Vig, our Chief Executive Officer, or other key personnel or our inability to locate suitable or qualified replacements could be significantly detrimental to our product development efforts and could have a material adverse effect on our business, financial condition and results of operations. In addition, we must attract and retain highly qualified personnel, including certain foreign nationals who are not U.S. citizens or permanent residents, many of whom are highly skilled and constitute an important part of our U.S. workforce, particularly in the areas of engineering and product development. Our ability to hire and retain these employees and their ability to remain and work in the U.S. are impacted by laws and regulations, as well as by procedures and enforcement practices of various government agencies. Changes in immigration laws, regulations or procedures, including those that may be enacted by the current U.S. presidential administration, may adversely affect our ability to hire or retain such workers, increase our operating expenses and negatively impact our ability to deliver our products and services, any of which would adversely affect our business, financial condition and results of operations.

Risks Related to our Information Technology, Intellectual Property, and Data Security and Privacy

If we are unable to protect our proprietary technology and inventions through patents, our ability to compete successfully and our financial results could be adversely impacted.

We seek to protect our proprietary technology and inventions, particularly those relating to the design of our products, through the use of patents. As of December 25, 2020, we owned 1,080 patents, including 576 active U.S. patents (with expiration dates between 2021 and 2039), with an additional 383 pending patent applications, including 163 U.S. patent applications. Maintenance of patent portfolios, particularly outside of the U.S., is expensive, and the process of seeking patent protection is lengthy and costly. While we intend to maintain our current portfolio of patents and to continue to prosecute our currently pending patent applications and file future patent applications when appropriate, the value of these actions may not exceed their expense. Existing patents and those that may be issued from any pending or future applications may be subject to challenges, invalidation or circumvention, and the rights granted under our patents may not provide us with meaningful protection or any commercial advantage. In addition, the protection afforded under the patent laws of one country may not be the same as that in other countries. This means, for example, that our right to exclusively commercialize a product in those countries where we have patent rights for that product can vary on a country-by-country basis. We also may not have the same scope of patent protection in every country where we do business.

Additionally, it is difficult and costly to monitor the use of our intellectual property. It may be the case that our intellectual property is already being infringed and infringement may occur in the future without our knowledge. The difficulty and failure to identify any violations of our intellectual property rights could materially and adversely affect our business, financial condition and result of operations and hurt our competitive advantage.

If we are unable to protect our proprietary technology and inventions through trade secrets, our competitive position and financial results could be adversely affected.

We seek to protect our proprietary technology and inventions, particularly those relating to our manufacturing processes, as trade secrets. In the United States, trade secrets are protected under the federal Economic Espionage Act of 1996 and the Defend Trade Secrets Act of 2016 (the “Defend Trade Secrets Act”), and under state law, with many states having adopted the Uniform Trade Secrets Act (the “UTSA”) and several of which that have not. In addition to these federal and state laws inside the United States, under the World Trade Organization’s Trade Related-Aspects of Intellectual Property Rights Agreement, trade secrets are to be protected by World Trade Organization member states as “confidential information.” Under the UTSA and other trade secret laws, protection of our proprietary information as trade secrets requires us to take steps to prevent unauthorized disclosure to third parties or misappropriation by third parties. In addition, the full benefit of the remedies available under the Defend Trade Secrets Act requires specific language and notice requirements present in the relevant agreements, which may not be present in all of our agreements. While we require our officers, employees, consultants, distributors, and existing and prospective customers and collaborators to sign confidentiality agreements and take various security measures to protect unauthorized disclosure and misappropriation of our trade secrets, we cannot assure or predict that these measures will be sufficient. The semiconductor industry is generally subject to high turnover of employees, so the risk of trade secret misappropriation may be amplified. If any of our trade secrets are subject to unauthorized disclosure or are otherwise misappropriated by third parties, our competitive position may be materially and adversely affected.

Our ability to compete successfully depends in part on our ability to commercialize our products without infringing the patent, trade secret or other intellectual property rights of others.

To the same extent that we seek to protect our technology and inventions with patents and trade secrets, our competitors and other third parties do the same for their technology and inventions. We have no means of knowing the content of patent applications filed by third parties until they are published. It is also difficult and costly to continuously monitor the intellectual property portfolios of our competitors to ensure our technologies do not violate the intellectual property rights of any third parties.

The semiconductor industry is ripe with patent assertion entities and is characterized by frequent litigation regarding patent and other intellectual property rights. From time to time, we receive communications from third parties that allege that our products or technologies infringe their patent or other intellectual property rights. As a public company with an increased profile and visibility, we may receive similar communications in the future. Lawsuits or other proceedings resulting from allegations of infringement could subject us to significant liability for damages, invalidate our proprietary rights and adversely affect our business. In the event that any third-party succeeds in asserting a valid claim against us or any of our customers, we could be forced to do one or more of the following:

•	discontinue selling, importing or using certain technologies that contain the allegedly infringing intellectual property which could cause us to stop manufacturing certain products;

•	seek to develop non-infringing technologies, which may not be feasible;

•	incur significant legal expenses;

•	pay substantial monetary damages to the party whose intellectual property rights we may be found to be infringing; and/or

•	we or our customers could be required to seek licenses to the infringed technology that may not be available on commercially reasonable terms, if at all.

If a third-party causes us to discontinue the use of any of our technologies, we could be required to design around those technologies. This could be costly and time consuming and could have an adverse effect on our financial results. Any significant impairments of our intellectual property rights from any litigation we face could materially and adversely impact our business, financial condition, results of operations and our ability to compete in our industry.

We may be subject to disruptions or breaches of our information technology systems that could irreparably damage our reputation and our business, expose us to liability and materially and adversely affect our results of operations.

We are subject to a number of legal requirements, contractual obligations and industry standards regarding security, data protection and privacy and any failure to comply with these requirements, obligations or standards could have an adverse effect on our reputation, business, financial condition and operating results.

In conducting our business, we routinely collect and store sensitive data, including proprietary technology and information about our business and our customers, suppliers and business partners, including proprietary technology and information owned by our customers. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. We may be subject to disruptions or breaches of our secured network caused by computer viruses, illegal hacking, criminal fraud or impersonation, acts of vandalism or terrorism or employee error. Our security measures, those of our third-party service providers, or our customers may not detect or prevent such security breaches. The costs to us to reduce the risk of or alleviate cyber security breaches and vulnerabilities could be significant. Any type of security breach, attack or misuse of data, whether experienced by us or an associated third party, could harm our reputation or deter existing or prospective customers from using our products and applications, increase our operating expenses in order to contain and remediate the incident, expose us to unbudgeted or uninsured liability, disrupt our operations, divert management focus away from other priorities, increase our risk of regulatory scrutiny, result in the imposition of penalties and fines under state, federal and foreign laws or by payment networks and adversely affect our continued payment network registration and financial institution sponsorship. Moreover, any such compromise of our information security could result in the misappropriation or unauthorized publication of our confidential business or proprietary information or that of other parties with which we do business, an interruption in our operations, the unauthorized transfer of cash or other of our assets, the unauthorized release of customer or employee data or a violation of privacy or other laws. In addition, computer programmers and hackers also may be able to develop and deploy viruses, worms and other malicious software programs that attack our products, or that otherwise exploit any security vulnerabilities, and any such attack, if successful, could expose us to liability to customer claims. Any of the foregoing could irreparably damage our reputation and business, which could have a material adverse effect on our results of operations.

We are subject to governmental regulation and other legal obligations, particularly related to privacy, data protection and information security, and consumer protection laws across different markets where we conduct our business. Our actual or perceived failure to comply with such obligations could harm our business.

In the United States and other jurisdictions in which we operate, we are subject to various consumer protection laws and related regulations. If we are found to have breached any consumer protection laws or regulations in any such jurisdiction, we may be subject to enforcement actions that require us to change our business practices in a manner which may negatively impact our revenue, as well as expose us to litigation, fines, civil and/or criminal penalties and adverse publicity that could cause our customers to lose trust in us, negatively impacting our reputation and business in a manner that harms our financial position.

As part of our business, we collect information about individuals, also referred to as personal data, and other potentially sensitive and/or regulated data from our customers. Laws and regulations in the United States and around the world restrict how personal information is collected, processed, stored, used and disclosed, as well as set standards for its security, implement notice requirements regarding privacy practices, and provide individuals with certain rights regarding the use, disclosure and sale of their protected personal information.

In the United States, both the federal and various state governments have adopted or are considering, laws, guidelines or rules for the collection, distribution, use and storage of information collected from or about consumers or their devices. For example, California enacted the California Consumer Privacy Act requires, among other things, new disclosures to California consumers, imposes new rules for collecting or using information about minors, and afford consumers new abilities to opt out of certain disclosures of personal information.

Several foreign jurisdictions, including the European Union (“EU”), have laws and regulations which are more restrictive in certain respects than those in the United States. For example, the EU General Data Protection Regulation (“GDPR”) implemented stringent operational requirements for the use of personal data. The European regulatory regime also includes laws which, among other things, require EU member states to regulate marketing by electronic means and the use of web cookies. Each EU member state has transposed the requirements of these laws into its own national data privacy regime, and therefore the laws may differ between jurisdictions.

The GDPR introduced more stringent requirements (which will continue to be interpreted through guidance and decisions over the coming years) and require organizations to erase an individual’s information upon request, implement mandatory data breach notification requirements and additional new obligations on data processors. If our privacy or data security measures fail to comply with applicable current or future laws and regulations, we may be subject to litigation, regulatory investigations, enforcement notices requiring us to change the way we use personal data or our marketing practices. For example, under the GDPR we may be subject to fines of up to €20 million or up to 4% of the total worldwide annual group turnover of the preceding financial year (whichever is higher). We may also be subject to other liabilities, as well as negative publicity and a potential loss of business.

Restrictions on the collection, use, sharing or disclosure of personal information or additional requirements and liability for security and data integrity could require us to modify our solutions and features, possibly in a material manner, could limit our ability to develop new products and features and could subject us to increased compliance obligations and regulatory scrutiny.

Risks Related to Regulatory Compliance

Our failure to comply with the large body of laws and regulations to which we are subject could have a material adverse effect on our business and operations.

We are subject to regulation by various governmental agencies in the United States and other jurisdictions in which we operate. These laws and regulations (and the government agency responsible for their enforcement in the United States) cover: radio frequency emission regulatory activities (Federal Communications Commission); anti-trust regulatory activities (Federal Trade Commission and Department of Justice); consumer protection laws (Federal Trade Commission); import/export regulatory activities (Department of Commerce); product safety regulatory activities (Consumer Products Safety Commission); worker health and safety (Occupational Safety and Health Administration and similar state and local agencies); environmental protection (Environmental Protection Agency and similar state and local agencies); employment matters (Equal Employment Opportunity Commission); and tax and other regulations by a variety of regulatory authorities in each of the areas in which we conduct business. In certain jurisdictions, regulatory requirements in one or more of these areas may be more stringent than in the United States.

In the area of employment matters, we are subject to a variety of federal, state and foreign employment and labor laws and regulations, including the Americans with Disabilities Act, the Federal Fair Labor Standards Act, the WARN Act and other regulations related to working conditions, wage and hour pay, overtime pay, employee benefits, anti-discrimination, and termination of employment. Noncompliance with any of these applicable regulations or requirements could subject us to investigations, sanctions, enforcement actions, fines, damages, penalties, or injunctions. In certain instances, former employees have brought claims against us and we expect that we will encounter similar actions against us in the future. An adverse outcome in any such litigation could require us to pay damages, attorneys’ fees and costs. These enforcement actions could harm our reputation, business, financial condition and results of operations. If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, financial condition and results of operations could be materially and adversely affected. In addition, responding to any action will likely result in a significant diversion of management’s attention and resources and an increase in professional fees.

Our failure to comply with the Foreign Corrupt Practices Act, other applicable anti-corruption and anti-bribery laws, and applicable trade control laws could subject us to penalties and other adverse consequences.

We have extensive international operations and a substantial portion of our business, particular with respect to our manufacturing processes, is conducted outside of the United States. Our operations are subject to the U.S. Foreign Corrupt Practices Act (the “FCPA”), as well as the anti-corruption and anti-bribery laws in the countries where we do business. The FCPA prohibits covered parties from offering, promising, authorizing or giving anything of value, directly or indirectly, to a “foreign government official” with the intent of improperly influencing the official’s act or decision, inducing the official to act or refrain from acting in violation of lawful duty, or obtaining or retaining an improper business advantage. The FCPA also requires publicly traded companies to maintain records that accurately and fairly represent their transactions, and to have an adequate system of internal accounting controls. In addition, other applicable anti-corruption laws prohibit bribery of domestic government officials, and some laws that may apply to our operations prohibit commercial bribery, including giving or receiving improper payments to or from non-government parties, as well as so-called “facilitation” payments. In addition, we are subject to U.S. and other applicable trade control regulations that restrict with whom we may transact business, including the trade sanctions enforced by the U.S. Treasury, Office of Foreign Assets Control.

Though we maintain policies, internal controls and other measures reasonably designed to promote compliance with applicable anticorruption and anti-bribery laws and regulations, and certain safeguards designed to ensure compliance with U.S. trade control laws, our employees or agents may nevertheless engage in improper conduct for which we might be held responsible. Any violations of these anti-corruption or trade controls laws, or even allegations of such violations, can lead to an investigation and/or enforcement action, which could disrupt our operations, involve significant management distraction, and lead to significant costs and expenses, including legal fees. If we, or our employees or agents acting on our behalf, are found to have engaged in practices that violate these laws and regulations, we could suffer severe fines and penalties, profit disgorgement, injunctions on future conduct, securities litigation, bans on transacting government business, delisting from securities exchanges and other consequences that may have a material adverse effect on our business, financial condition and results of operations. In addition, our reputation, our net sales or our stock price could be adversely affected if we become the subject of any negative publicity related to actual or potential violations of anti-corruption, anti-bribery or trade control laws and regulations.

In order to comply with environmental and occupational health and safety laws and regulations, we may need to modify our activities or incur substantial costs, and such laws and regulations, including any failure to comply with such laws and regulations, could subject us to substantial costs, liabilities, obligations and fines, or require us to have our suppliers alter their processes.

The semiconductor industry is subject to a variety of international, federal, state, local and non-U.S. laws and regulations governing pollution, environmental protection and occupational health and safety, including those relating to the release, storage, use, discharge, handling, generation, transportation, disposal, and labeling of, and human exposure to, hazardous and toxic materials, product composition, and the investigation and cleanup of contaminated sites, including sites we currently or formerly owned or operated, due to the release of hazardous materials, regardless of whether we caused such release. In addition, we may be strictly liable for joint and several costs associated with investigation and remediation of sites at which we have arranged for the disposal of hazardous wastes if such sites become contaminated, even if we fully comply with applicable environmental laws and regulations. Failure to comply with such laws and regulations could subject us to civil or criminal costs, obligations, sanctions or property damage or personal injury claims, or suspension of our facilities’ operating permits. Compliance with current or future environmental and occupational health and safety laws and regulations could restrict our ability to expand our business or require us to modify processes or incur other substantial expenses which could harm our business. In the event of an incident involving hazardous materials, we could be liable for damages and such liability could exceed the amount of any liability insurance coverage and the resources of our business. In addition, in the event of the discovery of contaminants or the imposition of clean up obligations for which we are responsible, we may be required to take remedial or other measures which could have a material adverse effect on our business, financial condition and results of operations. In response to environmental concerns, some customers and government agencies impose requirements for the elimination and/or labeling of hazardous substances, such as lead (which is widely used in soldering connections in the process of semiconductor packaging and assembly), in electronic equipment, as well as requirements related to the take-back of products discarded by customers. For example, the EU adopted its Restriction of Hazardous Substance Directive (“RoHS”) which prohibits, with specified exceptions, the sale in the EU market of electrical and electronic equipment containing more than agreed levels of lead or other hazardous materials and China has enacted similar regulations. Environmental and occupational health and safety laws and regulations have tended to become more stringent over time, causing a need to redesign technologies, imposing greater compliance costs and increasing risks and penalties associated with violations, which could seriously harm our business.

Risks Related to this Offering and Ownership of Our Common Stock

Our principal stockholders Sanken and OEP will continue to have substantial control over us after this offering, which could limit your ability to influence the outcome of key transactions, including a change of control, and otherwise affect the prevailing market price of our common stock.

After this offering, our principal stockholders Sanken and OEP will beneficially own, in the aggregate, approximately 70.8% of our outstanding common stock, and approximately 69.6% of our outstanding common stock if the underwriters’ option to purchase additional shares of common stock in this offering is exercised in full. See “Principal and Selling Stockholders.” In addition, Sanken currently intends to maintain its majority ownership interest in us following this offering. As described in more detail under “Certain Relationships and Related Party Transactions—Stockholders’ Agreements,” the Stockholders’ Agreement gives each of Sanken and the OEP Investor (in each case, for so long such party beneficially owns at least 5% of our common stock) certain rights with respect to the composition of our board of directors, including certain rights to designate members of our board of directors. As a result, these stockholders and their affiliates will have significant influence over the management and affairs of our company, as well as the ability to control the outcome of matters submitted to our stockholders for approval, including the election of directors and the approval of significant corporate transactions, including any merger, consolidation or sale of all or substantially all of our assets and the issuance or redemption of equity interests in certain circumstances. The interests of these stockholders may not always coincide with, and in some cases may conflict with, our interests and the interests of our other stockholders. For instance, these stockholders could attempt to delay or prevent a change in control of our company, even if such change in control would benefit our other stockholders, which could deprive our stockholders of an opportunity to receive a premium for their common stock. This concentration of ownership may also affect the prevailing market price of our common stock due to investors’ perceptions that conflicts of interest may exist or arise. As a result, this concentration of ownership may not be in your best interests.

Our Certificate of Incorporation provides that the doctrine of “corporate opportunity” does not apply with respect to any director or stockholder who is not employed by us or our subsidiaries.

The doctrine of corporate opportunity generally provides that a corporate fiduciary may not develop an opportunity using corporate resources, acquire an interest adverse to that of the corporation or acquire property that is reasonably incident to the present or prospective business of the corporation or in which the corporation has a present or expectancy interest, unless that opportunity is first presented to the corporation and the corporation chooses not to pursue that opportunity. The doctrine of corporate opportunity is intended to preclude officers, directors and other fiduciaries from personally benefiting from opportunities that belong to the corporation. Our Certificate of Incorporation provides that the doctrine of “corporate opportunity” does not apply with respect to the OEP Investor or its affiliates (other than us and our subsidiaries) any of its or their respective principals, members, directors, partners, stockholders, officers, employees or other representatives (other than any such person who is also an employee of ours or our subsidiaries) or to any director or stockholder who is not employed by us or our subsidiaries (collectively, “Exempted Persons”). The Exempted Persons therefore have no duty to communicate or present corporate opportunities to us, and have the right to either hold any corporate opportunity for their own account and benefit or to recommend, assign or otherwise transfer such corporate opportunity to persons other than us, including to any other director or stockholder who is not employed by us or our subsidiaries.

As a result, the Exempted Persons are generally not prohibited from operating or investing in competing businesses. We therefore may find ourselves in competition with any one or more of these parties, and we may not have knowledge of, or be able to pursue, transactions that could potentially be beneficial to us. To the extent we find ourselves in competition with Exempted Persons, we may lose a corporate opportunity or suffer competitive harm, which could negatively impact our business, financial condition, results of operations or prospects.

Our stock price may be volatile, and investors in our common stock may not be able to resell shares of our common stock at or above the price paid, or at all.

If you purchase shares of common stock in this offering, you may not be able to resell those shares at or above the public offering price, or at all. Since our IPO, the trading price of our common stock has fluctuated, from as low as $16.78 per share to as high as $34.66 per share through February 1, 2021. The trading price of our common stock is likely to continue to be subject to substantial fluctuations in the future in response to various factors, many of which are beyond our control, including, but not limited to:

•	variations in our actual or anticipated annual or quarterly operating results or those of others in our industry;

•	results of operations that otherwise fail to meet the expectations of securities analysts and investors;

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changes in earnings estimates or recommendations by securities analysts, or other changes in investor perceptions of the investment opportunity associated with our common stock relative to other investment alternatives;

•	market conditions in the semiconductor industry;

•	publications, reports or other media exposure of our products or those of others in our industry, or of our industry generally;

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announcements by us or others in our industry, or by our or their respective suppliers, distributors or other business partners, regarding, among other things, significant contracts, price reductions, capital commitments or other business developments, the entry into or termination of strategic transactions or relationships, securities offerings or other financing initiatives, and public reaction thereto;

•	additions or departures of key management personnel;

•	regulatory actions involving us or others in our industry, or actual or anticipated changes in applicable government regulations or enforcement thereof;

•	the development and sustainability of an active trading market for our common stock;

•	sales, or anticipated sales, of large blocks of our common stock;

•	technical factors in the public trading market for our common stock that may produce price movements that may or may not comport with macro, industry or company-specific fundamentals, including,

without limitation, the sentiment of retail investors (including as may be expressed on financial trading and other social media sites), the amount and status of short interest in our securities, access to margin debt, trading in options and other derivatives on our common stock and any related hedging or other technical trading factors;

•	general economic conditions; and

•	other factors discussed in this “Risk Factors” section and elsewhere in this prospectus.

Furthermore, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies. Broad market and industry factors may significantly affect the market price of our common stock, regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market for our common stock shortly following the closing of this offering. These and other factors may cause the market price and demand for our common stock to fluctuate significantly, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. If any of our stockholders were to bring a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our core business operations.

Future sales of shares by our stockholders could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market, or the perception in the market that such sales may occur, could reduce the market price of our common stock. Immediately after this offering, we will have outstanding 189,431,726 shares of common stock, based on the number of shares of our common stock outstanding as of December 25, 2020. This includes the shares the selling stockholders are selling in this offering, which may be resold in the public market immediately without restriction, unless purchased by our affiliates. The holders of a substantial portion of our common stock are currently restricted as a result of securities laws or lock-up agreements (which may be waived, in whole or in part, with or without notice, by Barclays Capital Inc., Credit Suisse Securities (USA) LLC and Wells Fargo Securities, LLC but will become eligible to be sold at various times after the date of this prospectus, unless held by one of our affiliates, in which case the resale of those securities will be subject to volume limitations under Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”). Moreover, after this offering, holders of an aggregate of 134,087,196 shares of our common stock (or 131,837,196 shares of our common stock, if the underwriters’ option to purchase additional shares of common stock is exercised in full) will have rights, subject to certain conditions and limitations, to require us to file registration statements covering their shares or to include their shares in certain registration statements that we may file for ourselves, until such rights terminate pursuant to the terms of our Registration Rights Agreement, as described elsewhere in this prospectus under the heading “Description of Capital Stock—Registration Rights.” We have also filed a registration statement on Form S-8 to register shares of common stock issuable under our 2020 Plan and 2020 ESPP. These shares can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described in the “Underwriting” section of this prospectus. As these restrictions on resale end, the market price of our common stock could drop significantly if the holders of those shares sell them or are perceived by the market as intending to sell them. These declines in our stock price could occur even if our business is otherwise doing well and, as a result, you may lose all or a part of your investment.

Our issuance of additional capital stock in connection with financings, acquisitions, investments, our stock incentive plans or otherwise could dilute the ownership and voting power of our other stockholders.

After this offering, we will have 810,568,274 shares of common stock authorized but unissued, based on the number of shares of our common stock outstanding as of December 25, 2020. In addition, our Certificate of

Incorporation authorizes us to issue up to 20,000,000 shares of preferred stock with such rights and preferences as may be determined by our board of directors. Our Certificate of Incorporation authorizes us to issue shares of common stock or other securities convertible into or exercisable or exchangeable for shares of our common stock from time to time, for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with a financing, an acquisition, an investment, our stock incentive plans or otherwise. Such additional shares of our common stock or such other securities may be issued at a discount to the market price of our common stock at the time of issuance. Our preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights of our common stock. As discussed below, the potential issuance of preferred stock may delay or prevent a change in control of us, discourage bids for our common stock at a premium to the market price, and materially and adversely affect the market price and the voting and other rights of the holders of our common stock. Any issuance of such securities could result in substantial dilution to our existing stockholders and cause the market price of shares of our common stock to decline.

We do not expect to declare or pay any dividends on our common stock for the foreseeable future.

We do not intend to pay cash dividends on our common stock for the foreseeable future. Consequently, investors must rely on sales of their shares of our common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking dividends should not purchase shares of our common stock. Any future determination to pay dividends will be at the discretion of our board of directors and subject to, among other things, our compliance with applicable law, and depending on, among other things, our business prospects, financial condition, results of operations, cash requirements and availability, debt repayment obligations, capital expenditure needs, the terms of any preferred equity securities we may issue in the future, covenants in the agreements governing our current and future indebtedness, other contractual restrictions, industry trends, the provisions of the Delaware General Corporation Law (the “DGCL”) affecting the payment of dividends and distributions to stockholders and any other factors or considerations our board of directors may regard as relevant. Furthermore, because we are a holding company, our ability to pay dividends on our common stock will depend on our receipt of cash distributions and dividends from our direct and indirect wholly owned subsidiaries, which may be similarly impacted by, among other things, the terms of any preferred equity securities these subsidiaries may issue in the future, debt agreements, other contractual restrictions and provisions of applicable law. See “Dividend Policy.”

Provisions in our Certificate of Incorporation and Bylaws and under the DGCL contain antitakeover provisions that could prevent or discourage a takeover.

Provisions in our Certificate of Incorporation and our Bylaws may discourage, delay or prevent a merger, acquisition or other change in control of our company that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Among other things, these provisions include those establishing:

•	a classified board of directors with three-year staggered terms, which may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control of us or our management;

•	no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

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the exclusive right of our board of directors to elect a director to fill a vacancy created by, among other things, the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from filling vacancies on our board of directors;

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the ability of our board of directors to authorize the issuance of shares of preferred stock and to determine the terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•	the ability of our board of directors to alter our bylaws without obtaining stockholder approval;

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the required approval of the holders of at least two-thirds of the shares entitled to vote at an election of directors to amend or repeal our bylaws or amend the provisions of our Certificate of Incorporation regarding the election and removal of directors;

•	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

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the requirement that a special meeting of stockholders may be called only by a majority of our board of directors, which may delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take action, including the removal of directors; and

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advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at an annual meeting or special meeting of stockholders, which may discourage or delay a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us until the next stockholder meeting or at all.

In addition, we have opted out of Section 203 of the DGCL but our Certificate of Incorporation provides that engaging in any of a broad range of business combinations with any “interested” stockholder (any stockholder with 15% or more of our voting stock (subject to certain exceptions, including OEP and its affiliates)) for a period of three years following the date on which the stockholder became an “interested” stockholder is prohibited, subject to certain exceptions.

Our Certificate of Incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our Certificate of Incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (the “Delaware Court of Chancery”) will be the exclusive forum for (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees or stockholders to us or our stockholders; (3) any action asserting a claim against us, any director or our officers and employees arising pursuant to any provision of the DGCL, our Certificate of Incorporation or our Bylaws, or as to which the DGCL confers exclusive jurisdiction on the Delaware Court of Chancery; or (4) any action asserting a claim against us, any director or our officers or employees that is governed by the internal affairs doctrine; provided that, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Securities Act, the Exchange Act, the rules and regulations thereunder or any other claim for which the federal courts have exclusive jurisdiction; and provided further that, if and only if the Delaware Court of Chancery dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state or federal court sitting in the State of Delaware. Our Certificate of Incorporation further provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to the provisions of our Certificate of Incorporation described above.

We believe these provisions benefits us by providing increased consistency in the application of the DGCL by chancellors particularly experienced in resolving corporate disputes and in the application of the Securities

Act by federal judges, as applicable, efficient administration of cases on a more expedited schedule relative to other forums and protection against the burdens of multi-forum litigation. However, these provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees or agents, which may discourage such lawsuits against us and our directors, officers and other employees and agents. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against us, a court could find the choice of forum provisions contained in our Certificate of Incorporation to be inapplicable or unenforceable in such action. If a court were to find the choice of forum provision contained in our Certificate of Incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Failure to comply with requirements to design, implement and maintain effective internal control over financial reporting could have a material adverse effect on our business and stock price.

As a public company, we have significant requirements for enhanced financial reporting and internal controls. The process of designing, implementing and maintaining effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments. In this regard, we have dedicated, and expect to continue to dedicate, internal resources, potentially engage outside consultants, continue steps to improve control processes as appropriate, validate through testing whether such controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting. If we are unable to maintain appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations on a timely basis, result in material misstatements in our consolidated financial statements and adversely affect our operating results. In addition, we are required, pursuant to Section 404, to furnish a report by our management on, among other things, the effectiveness of our internal control over financial reporting. This assessment needs to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation and testing. Testing and maintaining internal controls may divert our management’s attention from other matters that are important to our business. In addition, pursuant to Section 404, once we are no longer an emerging growth company, provided we then qualify as an “accelerated filer” as defined in Rule 12b-2 under the Exchange Act, we will be required to include in the annual reports that we file with the SEC an attestation report on our internal control over financial reporting issued by our independent registered public accounting firm. When our independent registered public accounting firm is required to undertake an assessment of our internal control over financial reporting, the costs and burdens of complying with Section 404 will significantly increase.

Furthermore, we may, during the course of our testing of our internal controls over financial reporting, or during the subsequent testing by our independent registered public accounting firm, identify deficiencies which will need to be remediated to satisfy the SEC rules for certification of our internal controls over financial reporting. As a consequence, we may have to disclose in periodic reports we file with the SEC significant deficiencies or material weaknesses in our system of internal controls. The existence of a material weakness would preclude management from concluding that our internal controls over financial reporting are effective, and would preclude our independent auditors from issuing an unqualified opinion that our internal controls over financial reporting are effective. In addition, disclosures of this type in our SEC reports could cause investors to lose confidence in the accuracy and completeness of our financial reporting and may negatively affect the trading price of our common stock, and we could be subject to sanctions or investigations by regulatory authorities. Moreover, effective internal controls are necessary to produce reliable financial reports and to prevent fraud. If we have deficiencies in our disclosure controls and procedures or internal controls over financial reporting, it could negatively impact our business, results of operations and reputation.

Actions of stockholders could cause us to incur substantial costs, divert management’s attention and resources and have an adverse effect on our business.

We may, from time to time, be subject to proposals and other requests from stockholders urging us to take certain corporate actions, including proposals seeking to influence our corporate policies or effect a change in our management. In the event of such stockholder proposals, particularly with respect to matters which our management and board of directors, in exercising their fiduciary duties, disagree with or have determined not to pursue, our business could be adversely affected because responding to actions and requests of stockholders can be costly and time-consuming, disrupting our operations and diverting the attention of management and our employees. Additionally, perceived uncertainties as to our future direction may result in the loss of potential business opportunities and may make it more difficult to attract and retain qualified personnel, business partners and customers.

General Risks

We are an “emerging growth company,” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we could remain an emerging growth company until the last day of our fiscal year following the fifth anniversary of the closing of the IPO. For as long as we continue to be an emerging growth company, we may choose to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to:

•	not being required to engage an auditor to report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

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not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

•	not being required to submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay,” “say-on-frequency,” and “say-on-golden-parachutes”; and

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not being required to disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

In addition, as an emerging growth company, we are only permitted to provide two years of audited financial statements and two years of selected financial data (in addition to any required interim financial statements and selected financial data) in this prospectus, and to present correspondingly reduced disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

We have elected to take advantage of this reduced disclosure obligation and certain of the other exemptions described above in the registration statement of which this prospectus is a part and may elect to take advantage of these and other reduced reporting requirements in the future. As a result, the information that we provide to our stockholders may be different than the information you might receive from other public reporting companies in which you hold equity interests. In addition, the JOBS Act permits emerging growth companies to delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our consolidated financial statements and the reported results of operations contained therein may not be directly comparable to those of other public companies. We cannot predict whether investors will find our common stock less attractive because of our reliance on these exemptions. If some investors do find our common stock less attractive, there may be a less active trading market for our common stock and our stock price may be reduced or more volatile.

We will remain an emerging growth company, and will be able to take advantage of the foregoing exemptions, until the last day of our fiscal year following the fifth anniversary of the closing of our IPO or such earlier time that we otherwise cease to be an emerging growth company, which will occur upon the earliest of (i) the last day of the first fiscal year in which our annual gross revenues are $1.07 billion or more; (ii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; and (iii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which will occur as of the end of any fiscal year in which we (x) the market value of our common equity held by non-affiliates is $700 million or more as of the last business day of our most recently completed second fiscal quarter, (y) we have been required to file annual and quarterly reports under the Exchange Act for a period of at least 12 months and (z) have filed at least one annual report pursuant to the Exchange Act.

The requirements of being a public company require significant resources and management attention and affect our ability to attract and retain executive management and qualified board members.

As a new public company, we have incurred, and expect to continue to incur, significant legal, accounting and other expenses that we did not previously incur as a private company. We are subject to the Exchange Act, including the reporting requirements thereunder, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Nasdaq rules and other applicable securities rules and regulations. These rules and regulations impose various requirements on us, including the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel have devoted, and expect to continue to devote, a substantial amount of time to these compliance initiatives, which will divert their attention away from our core business operations and revenue-producing activities. Moreover, compliance with these rules and regulations have increased, and will continue to increase, our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an ‘‘emerging growth company.’’ Further, these rules and regulations make it more difficult and more expensive for us to obtain directors’ and officers’ liability insurance, which in turn could require us to incur substantially higher costs to obtain the same or similar coverage or accept reduced policy limits and coverage, which, if we accept such reduced policy limits and coverage, could make it more difficult for us to attract and retain qualified individuals to serve on our board of directors and as our executive officers. In addition, prior to our IPO, we were not required to comply with SEC requirements to have our financial statements completed and reviewed or audited within a specified time and, as such, we may experience difficulty in meeting the applicable reporting requirements under the Exchange Act. Any failure by us to file our periodic reports with the SEC in a timely manner could harm our reputation and reduce the trading price of our common stock.

We are continuing to evaluate these rules and regulations, and cannot predict or estimate their full impact at this time. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. In addition, if we fail to comply with these rules and regulations, we could be subject to a number of penalties, including the delisting of our common stock, fines, sanctions or other regulatory action or civil litigation.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

We are subject to the periodic reporting requirements of the Exchange Act. We have designed our disclosure controls and procedures to provide reasonable assurance that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

The estimates of market opportunity and growth forecasts included in this prospectus may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, our business could fail to grow at similar rates, if at all.

Market opportunity estimates and growth forecasts are inherently uncertain. Our estimates regarding the expected growth in our served available markets are based on our experience, as well as internal research and industry forecasts, which are subject to a number of estimates and assumptions. While we believe our assumptions and the data underlying our estimates to be reasonable, these assumptions and estimates may not be correct and the conditions supporting our assumptions or estimates may change at any time, thereby reducing the predictive accuracy of these underlying factors. As a result, our estimates regarding the size and expected growth rates of our served available markets may prove to be incorrect. If our served available markets are smaller than we have estimated, our sales growth and/or market share may fail to reach the levels implied by these estimates.

The issuance of new accounting standards or future interpretations of existing accounting standards could adversely affect our operating results.

We prepare our financial statements in accordance with GAAP. A change in those principles could have a significant effect on our reported results and might affect our reporting of transactions completed before a change is announced. GAAP is issued and subject to interpretation by the Financial Accounting Standards Board, the Securities and Exchange Commission (the “SEC”) and various other bodies formed to promulgate and interpret accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change. The issuance of new accounting standards or future interpretations of existing accounting standards, or changes in our business practices or estimates, could result in future changes in our revenue recognition or other accounting policies that could have a material adverse effect on our business, financial condition and results of operations.

We could be subject to changes in tax rates or the adoption of new tax legislation, whether in or out of the United States, or could otherwise have exposure to additional tax liabilities, which could adversely affect our results of operations or financial condition.

As a multinational business, we are subject to income and other taxes in both the United States and various foreign jurisdictions. Changes to tax laws or regulations in the jurisdictions in which we operate, or in the interpretation of such laws or regulations, could, significantly increase our effective tax rate and reduce our cash flow from operating activities, and otherwise have a material adverse effect on our financial condition. In addition, other factors or events, including business combinations and investment transactions, changes in the valuation of our deferred tax assets and liabilities, adjustments to taxes upon finalization of various tax returns or as a result of deficiencies asserted by taxing authorities, increases in expenses not deductible for tax purposes, changes in available tax credits, changes in transfer pricing methodologies, other changes in the apportionment of our income and other activities among tax jurisdictions, and changes in tax rates, could also increase our effective tax rate.

Our tax filings are subject to review or audit by the U.S. Internal Revenue Service (the “IRS”) and state, local and foreign taxing authorities. For example, we recently settled a tax audit relating to fiscal years 2016,

2017 and 2018. We exercise significant judgment in determining our worldwide provision for taxes and, in the ordinary course of our business, there may be transactions and calculations where the proper tax treatment is uncertain. We may also be liable for taxes in connection with businesses we acquire. Our determinations are not binding on the IRS or any other taxing authorities, and accordingly the final determination in an audit or other proceeding may be materially different than the treatment reflected in our tax provisions, accruals and returns. An assessment of additional taxes because of an audit could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Further changes in the tax laws of foreign jurisdictions could arise, in particular, as a result of the base erosion and profit shifting project that was undertaken by the Organization for Economic Co-operation and Development (the “OECD”). The OECD, which represents a coalition of member countries, recommended changes to numerous long-standing tax principles. These changes, if adopted, could increase tax uncertainty and may adversely affect our provision for income taxes and increase our tax liabilities.

Litigation, including securities class action litigation, may impair our reputation and lead us to incur significant costs.

From time to time, we have been, and in the future anticipate will be, party to various lawsuits and claims arising in the normal course of business, which may include lawsuits or claims relating to contracts, third-party manufacturers or subcontractors, intellectual property, employment matters, environmental, health and safety matters or other aspects of our business. In addition, in the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against companies that experienced such volatility. Litigation, if instituted against us, whether or not valid and regardless of outcome, could result in substantial costs, reputational harm and a diversion of our management’s attention and resources. In addition, we may be required to pay damage awards or settlements or become subject to injunctions or other equitable remedies, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. The outcome of litigation is often difficult to predict, and any litigation may have a material adverse effect on our business, financial condition, results of operations and cash flows.

Although we have various insurance policies in place, the potential liabilities associated with litigation matters now or that could arise in the future, could be excluded from coverage or, if covered, could exceed the coverage provided by such policies. In addition, insurance carriers may seek to rescind or deny coverage with respect to any claim or lawsuit. If we do not have sufficient coverage under our policies, or if coverage is denied, we may be required to make material payments to settle litigation or satisfy any judgment. Any of these consequences could have a material adverse effect on our business, financial condition, results of operations and cash flows.

If equity research analysts or industry analysts do not publish research or reports about our business, or if they change their recommendations regarding our stock adversely, our stock price and trading volume could decline.

The trading market for our common stock is influenced by the research and reports that industry or equity research analysts publish about us or our business. If any of the analysts who cover us issue an adverse or misleading opinion regarding us, our business model, financial performance, stock price or otherwise, our stock price would likely decline. If one or more of these analysts ceases coverage of our company or fails to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline and result in the loss of all or a part of your investment in us.

Uncertainty relating to the LIBOR calculation process and potential phasing out of LIBOR after 2021 may adversely affect the market value of our current or future debt obligations.

The London Inter-bank Offered Rate (“LIBOR”) and certain other interest “benchmarks” may be subject to regulatory guidance and/or reform that could cause interest rates under our current or future debt agreements to perform differently than in the past or cause other unanticipated consequences. The United Kingdom’s Financial Conduct Authority, which regulates LIBOR, has announced that it intends to stop encouraging or requiring banks to submit LIBOR rates after 2021, and it is unclear if LIBOR will cease to exist or if new methods of calculating LIBOR will evolve. If LIBOR ceases to exist or if the methods of calculating LIBOR change from their current form, there may be adverse impacts on the financial markets generally and interest rates on borrowings under our Senior Secured Credit Facilities may be adversely affected.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act. All statements other than statements of historical facts contained in this prospectus are forward-looking statements. Statements regarding our future results of operations and financial position, business strategy and the plans and objectives of management for future operations, including, among others, statements regarding the offering, liquidity, growth and profitability strategies, and factors and trends affecting our business (including, without limitation, the impact of the ongoing COVID-19 pandemic), are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “aim,” “may,” “will,” “should,” “expects,” “exploring,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” “seek” or “continue” or the negative of these terms or other similar expressions.

The forward-looking statements in this prospectus are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We believe that these factors include, but are not limited to, the factors set forth under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors.” These risks and uncertainties include, but are not limited to:

•	downturns or volatility in general economic conditions, including as a result of the COVID-19 pandemic, particularly in the automotive market;

•	our ability to compete effectively, expand our market share and increase our net sales and profitability;

•	our ability to compensate for decreases in average selling prices of our products;

•	the cyclical nature of the analog semiconductor industry;

•	shifts in our product mix or customer mix, which could negatively impact our gross margin;

•	our ability to manage any sustained yield problems or other delays at our third-party wafer fabrication facilities or in the final assembly and test of our products;

•	any disruptions at our primary third-party wafer fabrication facilities;

•	our ability to fully realize the benefits of past and potential future initiatives designed to improve our competitiveness, growth and profitability;

•	our ability to accurately predict our quarterly net sales and operating results;

•	our ability to adjust our supply chain volume to account for changing market conditions and customer demand;

•	our reliance on a limited number of third-party wafer fabrication facilities and suppliers of other materials;

•	our dependence on manufacturing operations in the Philippines;

•	our reliance on distributors to generate sales;

•	our dependence on manufacturing operations in the Philippines;

•	our reliance on distributors to generate sales;

•	our indebtedness may limit our flexibility to operate our business;

•	the loss of one or more significant end customers;

•	our ability to develop new product features or new products in a timely and cost-effective manner;

•	our ability to meet customers’ quality requirements;

•	uncertainties related to the design win process and our ability to recover design and development expenses and to generate timely or sufficient net sales or margins;

•	changes in government trade policies, including the imposition of tariffs and export restrictions;

•	our exposures to warranty claims, product liability claims and product recalls;

•	our ability to protect our proprietary technology and inventions through patents or trade secrets.

•	our ability to commercialize our products without infringing third-party intellectual property rights;

•	disruptions or breaches of our information technology systems;

•

risks related to governmental regulation and other legal obligations, including privacy, data protection, information security, consumer protection, environmental and occupational health and safety, anti-corruption and anti-bribery, and trade controls;

•	our dependence on international customers and operations;

•	the availability of rebates, tax credits and other financial incentives on end-user demands for certain products;

•	the volatility of currency exchange rates;

•	risks related to acquisitions of and investments in new businesses, products or technologies, joint ventures and other strategic transactions;

•	our ability to raise capital to support our growth strategy;

•	our ability to effectively manage our growth and to retain key and highly skilled personnel;

•	changes in tax rates or the adoption of new tax legislation;

•	risks related to litigation, including securities class action litigation;

•	our ability to accurately estimate market opportunity and growth forecasts; and

•	Sanken’s intention to maintain its majority ownership interest in us following this offering.

Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus forms a part with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

These forward-looking statements speak only as of the date of this prospectus. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained in this prospectus after we distribute this prospectus, whether as a result of any new information, future events or otherwise.

USE OF PROCEEDS

The selling stockholders will receive all of the net proceeds from the sale of shares of our common stock in this offering. We are not selling any shares of our common stock in this offering and will not receive any proceeds from the sale of shares by the selling stockholders, including if the underwriters exercise their option to purchase additional shares.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of December 25, 2020.

You should read this information in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus, as well as the “Use of Proceeds,” “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus.

As of December 25, 2020
(in thousands, except share and per share amounts)
Cash and cash equivalents	$157,653

Debt:
Term Loan Facility(1)	25,000
Revolving Credit Facility(2)	—

Total debt(1)	$25,000

Stockholders’ Equity:
Preferred stock, par value $0.01 per share; no shares authorized, issued and outstanding	—
Common stock, par value $0.01 per share; 1,000,000,000 shares authorized, 189,431,726 shares issued and outstanding	1,894
Additional paid-in capital	589,202
Accumulated deficit	(5,094)
Accumulated other comprehensive loss	(10,171)

Equity attributable to Allegro MicroSystems, Inc.	575,831
Non-controlling interests	1,087

Total stockholders’ equity	576,918

Total capitalization	$601,918

(1)

For a discussion of our debt obligations, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt Obligations” and “Description of Certain Indebtedness.” Also see our unaudited consolidated financial statements and related notes thereto included elsewhere in this prospectus, which reflect all liabilities.

(2)	As of December 25, 2020, we had $50.0 million of borrowings available under the Revolving Credit Facility.

The number of shares set forth in the table above does not include:

•	2,047,950 shares of common stock issuable upon the vesting and settlement of restricted stock units and performance stock units outstanding as of December 25, 2020;

•

3,779,074 additional shares of common stock reserved for future issuance under the 2020 Plan , as well as shares of common stock that may be issued pursuant to provisions in the 2020 Plan that automatically increase the common stock reserve under such plan; and

•

832,400 shares of common stock reserved for future issuance under our 2020 ESPP, as well as shares of common stock that may be issued pursuant to provisions in the 2020 ESPP that automatically increase the common stock reserve under such plan.

DIVIDEND POLICY

In October 2020, we paid a cash dividend in the aggregate amount of $400.0 million to holders of our Class A common stock in connection with the Recapitalization (as defined elsewhere in this prospectus under “Unaudited Pro Forma Consolidated Financial Data”). We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and the repayment of outstanding debt and, therefore, we do not anticipate declaring or paying any additional cash dividends on our common stock in the foreseeable future. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our business prospects, results of operations, financial condition, cash requirements and availability, debt repayment obligations, capital expenditure needs, the terms of any preferred equity securities we may issue in the future, covenants in the agreements governing our current and future indebtedness, other contractual restrictions, industry trends, the provisions of the DGCL affecting the payment of dividends and distributions to stockholders and any other factors or considerations our board of directors may regard as relevant. Furthermore, because we are a holding company, our ability to pay dividends on our common stock will depend on our receipt of cash distributions and dividends from our direct and indirect wholly owned subsidiaries, which may be similarly impacted by, among other things, the terms of any preferred equity securities these subsidiaries may issue in the future, debt agreements, other contractual restrictions and provisions of applicable law.

Accordingly, you may need to sell your shares of our common stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them. See “Risk Factors—Risks Relating to this Offering and Ownership of Our Common Stock—We do not expect to declare or pay dividends on our common stock for the foreseeable future.”

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables present our selected consolidated financial and other data for the periods ending on and as of the dates indicated. We have derived the selected consolidated statements of income and consolidated cash flows for the fiscal years ended March 29, 2019 and March 27, 2020 and the consolidated balance sheet data as of March 27, 2020 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived our summary consolidated statements of income and consolidated cash flow data for the nine-month periods ended December 27, 2019 and December 25, 2020 and the consolidated balance sheet data as of December 25, 2020 from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited consolidated financial information set forth below on the same basis as our audited consolidated financial statements and have included all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and results of operations as of the applicable dates and for the applicable periods. Our results of operations for any interim period are not necessarily indicative of the results that may be expected for a full year. Additionally, our historical results are not necessarily indicative of the results that may be expected in the future. You should read the following selected consolidated financial and other data together with the information under the sections titled “Use of Proceeds,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Fiscal Year Ended(1)		Nine-Month Period Ended(2)
	March 29, 2019	March 27, 2020	December 27, 2019	December 25, 2020
	(amounts in thousands except share and per share data)
Consolidated Statements of Income:
Total net sales(3)	$724,311	$650,089	$475,485	$416,099
Cost of goods sold	404,491	388,813	285,967	224,203

Gross profit	319,820	261,276	189,518	191,896
Operating expenses:
Research and development	107,585	102,052	77,565	80,509
Selling, general and administrative	112,236	106,396	78,030	118,677

Total operating expenses	219,821	208,448	155,595	199,186

Operating (loss) income	99,999	52,828	33,923	(7,290)
Other (expense) income:
Loss on debt extinguishment	—	(9,055)	—	(9,055)
Interest income (expense), net	(1,211)	(110)	(60)	(1,935)
Foreign currency transaction (loss) gain	(906)	1,391	2,800	(1,331)
Income in earnings of equity investment	—	—	—	1,407
Other income (expense), net	1,560	(831)	(1,177)	(297)

Total other (expense) income, net	(557)	450	1,563	(11,211)

Income before provision for income taxes	99,442	53,278	35,486	(18,501)
Provision for income taxes	14,601	16,173	11,710	(27,913)

Net income	84,841	37,105	23,776	9,412
Net income attributable to non-controlling interests	117	134	101	103

Net income attributable to Allegro MicroSystems, Inc.	$84,724	$36,971	$23,675	$9,309

Net income per share attributable to common stockholders(4):
Basic	$8.47	$3.70	$2.37	$0.19
Diluted	$8.47	$3.70	$2.37	$0.05

	Fiscal Year Ended(1)		Nine-Month Period Ended(2)
	March 29, 2019	March 27, 2020	December 27, 2019	December 25, 2020
	(amounts in thousands except share and per share data)
Weighted average shares used to compute net income per share attributable to common stockholders(4):
Basic	10,000,000	10,000,000	10,000,000	48,121,026
Diluted	10,000,000	10,000,000	10,000,000	171,638,787
Pro-forma net income per share attributable to common stockholders (unaudited)(4):
Basic		$0.22		$0.08
Diluted		$0.22		$0.08

Weighted average shares used to compute pro forma net income per share attributable to common stockholders (unaudited)(4):
Basic		164,431,726		189,431,726
Diluted		164,431,726		189,431,726

Consolidated Statements of Cash Flows Data:
Net cash provided by operating activities	$121,088	$81,419	$48,770	$63,534
Net cash used in investing activities	(97,522)	(41,679)	(31,061)	(50,401)
Net cash (used in) provided by financing activities	(39,743)	82,500	30,000	(72,186)

	As of
	March 29, 2019	March 27, 2020	December 25, 2020
			(Unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$99,743	$214,491	$157,653
Working capital(5)	263,186	298,110	289,411
Total assets	752,261	817,821	711,898
Total debt(6)	42,700	85,700	25,000
Total liabilities	162,472	183,689	134,980
Additional paid-in capital	447,762	458,697	589,202
Total stockholders’ equity	589,789	634,132	576,918

(1)	We operate on a 52- or 53-week fiscal year ending on the last Friday of March. All fiscal years presented herein consist of 52 weeks.
(2)	Our third quarter three-month period is a 13-week period ending on a Friday in December.
(3)

Our total net sales for the periods presented above include related party net sales generated through our distribution agreement with Sanken. Our total net sales for the fiscal years ended March 29, 2019 and March 27, 2020 and for the nine-month period ended December 27, 2019 also include related party net sales related to the sale of wafer foundry products to Sanken by PSL and net sales related to our distribution of Sanken products in North America, South America and Europe which, in each case, we did not recognize during the nine-month period ended December 25, 2020 and will not recognize in any future period due to our consummation of the Divestiture Transactions. See our consolidated financial statements included elsewhere in this prospectus for additional information regarding our related party net sales.

(4)

See Notes 2 and 16 to our audited and unaudited consolidated financial statements and Note 17 to our unaudited consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate our historical and pro forma basic and diluted net income attributable to Allegro MicroSystems, Inc. per share.

(5)	We define working capital as total current assets minus total current liabilities.
(6)

Total debt as of March 29, 2019 and March 27, 2020 included $42.7 million in aggregate principal amount of related party debt owed to Sanken under the PSL-Sanken Loans, which debt was forgiven in exchange for our transfer to Sanken of 70% of the issued and outstanding equity interests in PSL in connection with the PSL Divestiture. Total debt as of March 27, 2020 also included $43.0 million in aggregate principal amount of debt outstanding under our credit facilities, including $10.0 million outstanding under the PSL Revolver, which remained the obligation of PSL following the consummation of the PSL Divestiture and, as a result, is not included in our unaudited consolidated balance sheet as of December 25, 2020. Total debt as of December 25, 2020 consisted of $25.0 million in aggregate principal amount of debt outstanding under our Term Loan Facility. For a discussion of our debt obligations, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt Obligations” and “Description of Certain Indebtedness.”

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

The following unaudited pro forma consolidated financial information presents our unaudited pro forma statements of income for the fiscal year ended March 27, 2020 and the nine-month period ended December 25, 2020 after giving effect to the transactions described below.

Through the end of fiscal year 2020, we held a 100% ownership interest in PSL, a semiconductor wafer fabricator engaged in the manufacturing and testing of wafers. In addition, through the end of fiscal year 2020, we acted as a distributor of Sanken products in North America, South America and Europe pursuant to a distribution agreement, dated as of July 5, 2007, between AML, our wholly owned subsidiary, and Sanken (as amended, the “Sanken Products Distribution Agreement”). Subsequent to fiscal year 2020, as part of the Divestiture Transactions described elsewhere in this prospectus under “Prospectus Summary—The Divestiture Transactions,” and in order to further our strategy for developing a flexible and efficient manufacturing model that minimizes capital requirements, lowers operating costs, enhances reliability of supply and supports our growth going forward:

•	We divested a majority of our ownership interest in PSL to Sanken (the “PSL Divestiture”), in connection with which:

•

Our equity interests in PSL were recapitalized in exchange for (i) the contribution by us to PSL of $15.0 million of intercompany debt, representing a portion of the aggregate principal amount of debt owed by PSL to us under certain intercompany loan agreements (the “Existing Allegro Loans”), (ii) the assumption by us of $42.7 million in aggregate principal amount of debt owed by PSL to Sanken under certain intercompany loan and line-of- credit agreements (the “PSL-Sanken Loans”), that was subsequently forgiven in exchange for our transfer to Sanken of 70% of the issued and outstanding equity interests in PSL, and (iii) the termination of the Existing Allegro Loans and the issuance, pursuant to a consolidated and restructured loan agreement (the “Consolidated Loan Agreement”), of a note payable to us in an aggregate principal amount of $51.4 million (representing the aggregate principal amount of debt outstanding under the Existing Allegro Loans prior to their termination) (the “PSL Note”); and

•

In exchange for the extinguishment of all outstanding indebtedness owed by us to Sanken under the PSL-Sanken Loans, we (i) divested 70% of the issued and outstanding equity interests in PSL to Sanken, as a result of which Sanken holds a 70% majority share in PSL and we hold a 30% interest, and (ii) amended and restated the existing limited liability company agreement of PSL to admit Sanken as a member, reflect the recapitalization of our equity interests and otherwise reflect the rights and obligations of us and Sanken thereunder; and

•

AML entered into a letter agreement with Sanken providing for, among other things, the termination of AML’s services under the Sanken Products Distribution Agreement, and Sanken and PSL entered into a new distribution agreement providing for PSL to serve as a distributor of Sanken products in North America, South America and Europe.

In addition, in connection with our IPO, we consummated a series of transactions (the “IPO-Related Transactions”), including:

•

Our incurrence of $325.0 million of debt under the Term Loan Facility, the net proceeds of which were used, together with cash on hand, to pay an aggregate cash dividend of $400.0 million to holders of our Class A common stock (the “Recapitalization”);

•

Our use of cash on hand to repay all amounts outstanding under the AML Revolver and AML Line of Credit and terminate all commitments thereunder, and our entry into the Revolving Credit Facility (the “Refinancing”);

•	Our repurchase of an aggregate of 1,997 shares of our Class L common stock from certain of our directors and one of our non-executive employees for an aggregate purchase price of approximately

$0.4 million in connection with, (i) in the case of such directors, the settlement of certain outstanding promissory notes issued to such directors that were required to be settled prior to the public filing of the registration statement related to our IPO (as described elsewhere in this prospectus under “Certain Relationships and Related Party Transactions—Director and Executive Officer Promissory Notes”), and (ii) in the case of such non-executive employee, to satisfy certain withholding tax obligations triggered by the vesting of such shares in accordance with the terms of the applicable award agreement (the “Class L Share Repurchases”);

•	Our receipt of proceeds from the prepayment by PSL of the outstanding principal amount of, and accrued and unpaid interest on, the PSL Note;

•

The automatic conversion, immediately following the pricing of our IPO, of all then-outstanding shares of our Class A common stock and Class L common stock into an aggregate of 166,499,960 shares of our common stock (the “Common Stock Conversion”);

•

Our repurchase, in connection with the Common Stock Conversion, of an aggregate of 2,068,234 shares of common stock from certain of our directors, executive officers and other employees as described elsewhere in this prospectus under “Certain Relationships and Related Party Transactions—Common Stock Repurchases” (the “Common Stock Repurchases”); and

•	Our use of $300.0 million of the net proceeds of our IPO to repay borrowings under the Term Loan Facility.

The unaudited pro forma consolidated statements of income for the fiscal year ended March 27, 2020 and the nine-month period ended December 25, 2020 are based upon the historical financial statements included elsewhere in this prospectus. The unaudited pro forma consolidated statements of income give effect to the PSL Divestiture, the transfer of the Sanken products distribution business to PSL, the Refinancing, the repayment to us of the PSL Note, and our incurrence of $325.0 million of debt under the Term Loan Facility in connection with the Recapitalization and subsequent use of $300.0 million of the net proceeds of our IPO to repay borrowings thereunder as if each had occurred on March 30, 2019 (the first day of the fiscal year ended March 27, 2020).

The PSL Divestiture, the termination of the Sanken Products Distribution Agreement, our IPO and each of the IPO-Related Transactions were completed prior to December 25, 2020 and are therefore already included in our unaudited consolidated balance sheet as of such date.

The unaudited pro forma consolidated statements of income are intended for illustrative purposes only and do not necessarily indicate our results of operations that would have been achieved if the continued effects of the PSL Divestiture, the transfer of the Sanken products distribution business, the Refinancing, the repayment to us of the PSL Note, and our incurrence of $325.0 million of debt under the Term Loan Facility and subsequent use of $300.0 million of the net proceeds of our IPO to repay borrowings thereunder had occurred on March 30, 2019 (the first day of the fiscal year ended March 27, 2020), nor are they indicative of future results of operations. The pro forma adjustments are based upon available information and assumptions that management believes are reasonable under the circumstances. In addition, such adjustments are estimates and may not prove to be accurate.

The unaudited pro forma consolidated statements of income should be read in conjunction with our audited consolidated financial statements and the related notes thereto for the fiscal years ended March 29, 2019 and March 27, 2020 and our unaudited consolidated financial statements and the related notes thereto for the nine-month periods ended December 27, 2019 and December 25, 2020 included elsewhere in this prospectus, as well as the information contained elsewhere in this prospectus under “Prospectus Summary—The Divestiture Transactions” and “—Summary Historical and Pro Forma Consolidated Financial and Other Data,” “Capitalization,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.”

The unaudited pro forma consolidated financial information constitutes forward-looking information and is subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated. See “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” included elsewhere in this prospectus.

Allegro MicroSystems, Inc.

Unaudited Pro Forma Consolidated Statement of Income

For the Fiscal Year Ended March 27, 2020

(amounts in thousands, except share and per share amounts)

		Pro Forma Adjustments
		(A)	(B)				(H)
	As Reported Allegro MicroSystems, Inc.	Income statement balances related to PSL	Termination of Sanken Products Distribution Agreement	Other Transaction Adjustments	IPO Related Adjustments	Ref	Pro Forma
Net Sales	$465,532	$368	$35,421	$—	$—		$429,743
Net Sales to Related Party	184,557	72,003	—	—	—		112,554

Total Net Sales	650,089	72,371	35,421	—	—		542,297
Costs of Goods Sold	(388,813)	(78,505)	(31,582)	—	—		(278,726)

Total Costs of Goods Sold	(388,813)	(78,505)	(31,582)	—	—		(278,726)
Gross Profit/(loss)	261,276	(6,134)	3,839	—	—		263,571

Operating Expenses:
Research & development	(102,052)	(3,279)	—	—	—		(98,773)
Selling, general and administrative	(106,396)	(5,424)	(1,712)	(967)	—	(C)	(98,293)

Total Operating Expenses	(208,448)	(8,703)	(1,712)	(967)	—		(197,066)

Operating income	52,828	(14,837)	2,127	(967)	—		66,505

Other (expense) income:
Foreign currency transaction gain	1,391	—	2	—	—		1,389
Loss from equity method investments	—	—	—	2,875	—	(D)	(2,875)
Interest (expense) income, net	(110)	(1,437)	—	—	1,125	(F)	202
Other (expense) income, net	(831)	(303)	20	—	—		(548)

Total other (expense) income, net	450	(1,740)	22	2,875	1,125		(1,832)
Income/(loss) before provision for income taxes	53,278	(16,577)	2,149	1,908	1,125		64,673
Provision (benefit) for income taxes	16,173	(2,958)	481	5,918	252	(G)	12,480

Net Income/(loss)	37,105	(13,619)	1,668	(4,010)	873		52,193
Non-Controlling Interest	134	—	—	—	—		134

Net Income/(loss) attributable to Allegro MicroSystems, Inc.	$36,971	$(13,619)	$1,668	$(4,010)	$873		$52,059

Net Income Per Share
Basic	$3.70					(J)	$0.27

Diluted	$3.70					(J)	$0.27

Weighted Average Common Shares Outstanding
Basic	10,000,000					(J)	189,431,726

Diluted	10,000,000					(J)	189,431,726

Allegro MicroSystems, Inc.

Unaudited Pro Forma Consolidated Statement of Income

For the Nine-Month Period Ended December 25, 2020

(amounts in thousands, except share and per share amounts)

					(I)
	As Reported Allegro MicroSystems, Inc.	Other Transaction Adjustments	IPO Related Adjustments	Ref	Pro Forma
Net Sales	$343,529	$—	$—		$343,529
Net Sales to Related Party	72,570	—	—		72,570

Total Net Sales	416,099	—	—		416,099
Costs of Goods Sold	(224,203)	7,698	—	(E)	(216,505)

Total Costs of Goods Sold	224,203	(7,698)	—		216,505
Gross Profit	191,896	7,698	—		199,594
Operating Expenses:
Research & development	80,509				(80,509)
Selling, general and administrative	118,677	—	—		(118,677)

Total Operating Expenses	199,186	—	—		(199,186)

Operating (loss) income	(7,290)	7,698	—		408
Other income:
Loss on debt extinguishment	(9,055)	—	—		(9,055)
Interest income (expense), net	(1,935)	—	(562)	(F)	(2,497)
Foreign currency transaction loss	(1,331)	—	—		(1,331)
Income in earnings of equity investment	1,407	—	—		1,407
Other, net	(297)	—	—		(297)

Total other income, net	(11,211)	—	(562)		(11,773)
Income before provision for income taxes	(18,501)	7,698	(562)		(10,241)
Provision for income taxes	(27,913)	1,724	(126)	(G)	(26,063)

Net Income	9,412	5,974	(436)		14,950
Non-Controlling Interest	103	—	—		103

Net Income attributable to Allegro MicroSystems, Inc	$9,309	$5,974	$(436)		$14,847

Net Income Per Share
Basic	$0.19			(J)	$0.08

Diluted	$0.05			(J)	$0.08

Weighted Average Common Shares Outstanding
Basic	48,121,026			(J)	189,431,726

Diluted	171,638,787			(J)	189,431,726

Allegro MicroSystems, Inc.

Notes to Unaudited Pro Forma Consolidated Statements of Income

For the Fiscal Year Ended March 27, 2020

And for the Nine-Month Period Ended December 25, 2020

The pro forma adjustments are based on estimates and assumptions that management represents are reasonable. The pro forma adjustments to the pro forma consolidated statements of income include those adjustments that are factually supportable, directly attributable to the PSL Divestiture, the transfer of the Sanken products distribution business to PSL, the repayment to us of the PSL Note, the Refinancing, and our incurrence of $325.0 million of debt under the Term Loan Facility and subsequent use of $300.0 million of the net proceeds of our IPO to repay borrowings thereunder, and have a continuing impact on us, in each case, as described in the notes hereto.

1.	Pro Forma Adjustments

Income Statement Balances Related to PSL

(A)

Reflects the removal of income statement balances related to PSL’s historical financial information net of intercompany eliminations in order to present the divestiture of PSL to Sanken at carrying value in exchange for forgiveness of debt, in the form of the PSL-Sanken Loans, of $42.7 million, owed by us to Sanken, and a 30.0% minority shareholder investment, which has been recorded as an equity method investment. See Note (D) below.

Income Statement Balances Related to Sanken Products Distribution Business

(B)

Reflects the removal of income statement balances related to the historical operations associated with our distribution of Sanken products in North America, South America and Europe as a result of the termination of the Sanken Products Distribution Agreement. Includes income tax expense calculated at the statutory rate of 22.4%.

Other Transaction Adjustments

PSL Divestiture Transaction Adjustments

(C)

Reflects the adjustment to the divestiture transaction costs of $0.9 million that were incurred for the fiscal year ended March 27, 2020 during the historical period and are not expected to have a continuing impact on the operating results following the PSL Divestiture.

(D)	Reflects the adjustment to record our loss in equity method investment in PSL of $2.9 million, calculated as 30.0% of PSL’s $9.6 million fiscal year 2020 net loss.

(E)

Reflects the costs associated with intercompany inventory transactions of $2.7 million purchased from PSL that was previously eliminated in consolidation in fiscal 2020 as well as $5.0 million of foundry service payments incurred under the Price Support Agreement in respect to the guaranteed capacity at PSL to support our production forecast during the nine-month period ended December 25, 2020 and are not expected to have a continuing impact on our operating results after fiscal year 2021 following the PSL Divestiture. “See Price Support Payment” below for a further description of the $5.0 million.

Interest expense adjustments

(F)

Reflects (i) interest expense of $1.1 and $0.6 million for the fiscal year ended March 27, 2020 and the nine-month period ended December 25, 2020, respectively, on the portion of the Term Loan Facility that remains outstanding, after giving effect to our use of $300.0 million of the net proceeds of our IPO to repay borrowings thereunder, and (ii) the removal of $1.4 million fiscal year ended March 27, 2020 of interest income on the PSL Note as if the PSL Divestiture occurred on March 30, 2019 and the PSL Note was repaid as of that date.

Tax effect

(G)

Reflects the adjustment to record a $9.5 million IRS settlement incurred during the fiscal year ended March 27, 2020 that resulted from a transfer pricing agreement we had with PSL, net of $4.0 million of tax expense recorded in prior fiscal years due to an uncertain tax provision related to such matter. Also includes the income tax expense of $0.3 million related to the pro forma adjustments. The pro forma tax adjustment was calculated by applying the statutory tax rate of 22.4% to each of the pre-tax pro forma adjustments.

Pro Forma

(H)

Pro forma balances are calculated as historical as reported income statement balances for Allegro MicroSystems, Inc., less income statement balances related to PSL, less income statement balances related to historical operations associated with the distribution of Sanken products, less other transaction adjustments, and less IPO and IPO-Related Transactions adjustments as described above.

(I)

Pro forma balances are calculated as historical as reported unaudited income statement balances for Allegro MicroSystems, Inc., less other transaction adjustments, and less IPO and IPO-related Transactions adjustments as described above.

(J)	Pro forma earnings per share have been calculated based on the pro forma net income and the historical number of shares adjusted for the IPO-Related Transactions.

In accordance with SEC guidance, we have increased the number of shares in the denominator by 25,000,000 shares issued in our IPO, as those proceeds were necessary to pay the dividend in excess of current year earnings and the portion funded by borrowings under the Term Loan Facility that remains unpaid after our IPO.

	Year ended	Nine-months ended
	March 27 2020	December 25, 2020
Numerator:
Pro forma net income	52,193	14,950

Denominator:
Shares outstanding after Common Stock Conversion and Common Stock Repurchases	164,431,726	164,431,726
Total shares sold in our IPO as their proceeds were required to pay the dividend in excess of current year earnings and the portion funded by the Term Loan Facility that remains unpaid after our IPO	25,000,000	25,000,000
Total	189,431,726	189,431,726

Pro forma earnings per share Basic and Diluted	$0.27	$0.08

2.	Price Support Payment

As part of the PSL Divestiture, we and PSL entered into a price support agreement, which replaced the previous transfer pricing agreement and requires us to make a payment of $5.9 million to PSL during the fiscal year ending March 26, 2021 in cash or, at our option, as a reduction of PSL’s debt obligations under the Consolidated Loan Agreement. As of December 25, 2020, we have paid $5.0 million of this amount. This agreement terminates at the end of fiscal year 2021 and, as a result, does not have a continuing impact on our results of operations. See “Certain Relationships and Related Party Transactions—The Divestiture Transactions—Wafer Foundry Agreement and Price Support Agreement” and “Certain Relationships and Related Party Transactions—The Divestiture Transactions—Transfer Pricing Agreements.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the sections titled “Selected Consolidated Financial and Other Data” and our consolidated financial statements and related notes and other information included elsewhere in this prospectus. In addition to historical data, this discussion contains forward-looking statements about our business, results of operations, cash flows, financial condition and prospects based on current expectations that involve risks, uncertainties and assumptions. Our actual results could differ materially from such forward-looking statements. Factors that could cause or contribute to those differences include, but are not limited to, those identified below and those discussed in the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” included elsewhere in this prospectus. Additionally, our historical results are not necessarily indicative of the results that may be expected for any period in the future.

We operate on a 52- or 53-week fiscal year ending on the last Friday of March. Each fiscal quarter has 13 weeks, except in a 53-week year, when the fourth fiscal quarter has 14 weeks. All references to “2019,” “fiscal year 2019” or similar references relate to the 52-week period ended March 29, 2019. All references to “2020,” “fiscal year 2020” or similar references relate to the 52-week period ended March 27, 2020.

Overview

Allegro MicroSystems is a leading global designer, developer, manufacturer and marketer of sensor ICs and application-specific analog power ICs enabling the most important emerging technologies in the automotive and industrial markets. We are the number one supplier of magnetic sensor IC solutions worldwide based on market share, driven by our market leadership in automotive. We focus on providing complete IC solutions to sense, regulate and drive a variety of mechanical systems. This includes sensing angular or linear position of a shaft or actuator, driving an electric motor or actuator, and regulating the power applied to sensing and driving circuits so they operate safely and efficiently.

We are headquartered in Manchester, New Hampshire and have a global footprint with 16 locations across four continents. Our portfolio includes more than 1,000 products, and we ship over one billion units annually to more than 10,000 customers worldwide. During fiscal years 2019 and 2020, we generated $724.3 million and $650.1 million in total net sales, respectively, with $84.8 million and $37.1 million in net income and $166.8 million and $132.2 million in Adjusted EBITDA in such fiscal years, respectively. On a pro forma basis, after giving effect to the PSL Divestiture, the transfer of the Sanken products distribution business to PSL, and the other adjustments described elsewhere in this prospectus under “Unaudited Pro Forma Consolidated Financial Data,” our total net sales for fiscal year 2020 were $542.3 million, with net income of $52.2 million and Adjusted EBITDA of $125.5 million in such fiscal year. See “—Adjusted EBITDA” below and “Prospectus Summary—Summary Historical and Pro Forma Consolidated Financial and Other Data” elsewhere in this prospectus for more information regarding our use of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income, and “Unaudited Pro Forma Consolidated Financial Data” for more information regarding our pro forma financial data.

On November 2, 2020, we completed our IPO of 28,750,000 shares of our common stock at an offering price of $14.00 per share, of which 25,000,000 shares were sold by us and 3,750,000 shares were sold by selling stockholders, resulting in net proceeds to us of approximately $321.4 million, after deducting $20.1 million of underwriting discounts and $8.5 million of offering costs. Our common stock is now listed on the Nasdaq Global Select Market under the ticker symbol “ALGM.”

Our Growth Strategies and Outlook

We plan to pursue the following strategies to continue to grow our sales and enhance our profitability:

•

Invest in research and development that is market-aligned and focused on targeted portfolio expansion. We believe that our investments in research and development in the areas of product design, automotive-grade wafer fabrication technology and IC packaging development are critical to maintaining our competitive advantage. In both the automotive and industrial markets, major technology shifts driven by disruptive technologies are creating high-growth opportunities in areas such as xEVs, ADAS, Industry 4.0, data centers and green energy applications. Our knowledge of customers’ end systems has driven an expansion of our sensor IC and power solutions to enable these new technologies. By aligning our research and development investments with disruptive technology trends while undergoing a rigorous ROI review, we believe we can deliver an attractive combination of growth and profitability.

•

Emphasize the automotive “first” philosophy to align our product development with the most rigorous applications and safety standards. We have been intentional about incorporating support for the stringent automotive operating voltages, temperature ranges and safety and reliability standards into every part of our operations, from design to manufacturing. We believe our focus on meeting or exceeding industry standards as the baseline for product development increases our opportunity in the automotive market as customers look for trusted suppliers to deliver highly reliable solutions for rapidly growing emerging markets, and that our philosophy of designing for automotive safety and reliability gives us a meaningful lead over new entrants attempting to enter the automotive market. For example, we will apply this philosophy of innovation, quality and reliability to our new photonics portfolio which supplies components into safety-critical LiDAR applications. We also believe we can use our expertise in designing for the automotive market and our expanding product portfolio to capitalize on increasing demand among industrial customers for ruggedized solutions that meet the highest quality and reliability standards. Additionally, in our experience, demand for solutions that meet or exceed stringent safety and reliability specifications supports higher ASPs and lower ASP declines over time than are typical for our industry.

•

Invest to lead in chosen markets and apply our intellectual property and technology to pursue adjacent growth markets. We intend to continue to invest in technology advancements and our intellectual property portfolio to maintain the number one market share position in magnetic sensor ICs and achieve leadership positions in power ICs within our target markets. We believe that leveraging our technology and existing research and development, sales and support efforts will enable us to take advantage of synergistic opportunities in new, adjacent growth markets. We believe this strategy of leveraging our known capabilities to target adjacent growth markets will enable us to enjoy greater returns on our research and development investments.

•

Expand our sales channels and enhance our sales operations and customer relationships. Our global sales infrastructure is optimized to support customers through a combination of key account managers and regional technical and support centers near customer locations that enable us to act as an extension of our customers’ design teams, providing us with key insights into product requirements and accelerating the adoption and ramp up of our products in customer designs. We intend to continue strengthening our relationships with our existing customers while also enabling our channel partners to support demand creation and fulfillment for smaller broad-based industrial customers. We believe we will be able to further penetrate the industrial market and efficiently scale our business to accelerate growth by enabling our channel partners to become an extension of our demand generation and customer support efforts.

•

Continue to improve our gross margins through product innovation and cost optimization. We strive to improve our profitability by both rapidly introducing new products with value-added features and reducing our manufacturing costs through our fabless, asset-lite manufacturing model. We expect to continue to improve our product mix by developing new products for growth markets where we believe we can generate higher ASPs and/or higher gross margins. We also intend to further our relationships with key foundry suppliers to apply our product and applications knowledge to develop differentiated and cost-efficient wafer processes and packages. We believe we can reduce our manufacturing costs by leveraging the advanced manufacturing capabilities of our strategic suppliers, implementing more cost-effective packaging technologies and leveraging both internal and external assembly and test capacity to reduce our capital requirements, lower our operating costs, enhance reliability of supply and support our continued growth.

•

Pursue selective acquisitions and other strategic transactions. We evaluate and pursue selective acquisitions and other transactions to facilitate our entrance into new applications, add to our intellectual property portfolio and design resources, and accelerate our growth. From time to time, we acquire companies, technologies or assets and participate in joint ventures when we believe they will cost effectively and rapidly improve our product development or manufacturing capabilities or complement our existing product offerings. For example, our August 2020 acquisition of Voxtel, Inc. and its affiliate LadarSystems, Inc. brings together Voxtel’s laser and imaging expertise and our automotive leadership and scale to enable what we believe will be the next generation of ADAS.

•

Maintain commitment to sustainability. We intend to continue to innovate with purpose, addressing critical global challenges related to energy efficiency, vehicle emissions and clean and renewable energy with our sensing and power management product portfolio. In addition, we strive to operate our business in a socially responsible and environmentally sustainable manner, and we strive to maintain a commitment to social responsibility in our supply chain and disclosure of the environmental impact of our business operations.

Recent Initiatives to Improve Results of Operations

We have recently implemented several initiatives designed to improve our operating results.

On August 28, 2020, we acquired Voxtel, Inc., a privately-held technology company located in Beaverton, Oregon that specializes in components for eye-safe LiDAR used in ADAS, fully autonomous vehicles, and industrial automation. The total preliminary purchase price of the acquisition was $35.1 million, including certain earnouts that have a potential payout of $15.0 million. The fair value of these earn-outs at acquisition date was $7.8 million. In addition to the laser technology, Voxtel’s capabilities include its Indium Gallium Arsenide (“InGaAs”) Avalanche Photodiode (“APDs”) and APD photoreceivers—highly sensitive in the important eye-safe region around 1550 nanometers (“nm”). This technology enables images to be obtained over a wide range of weather conditions and over a long-distance or a wide field of view using a laser that doesn’t pose an ocular hazard. The combination of these highly-sensitive detectors and high-peak-power eye-safe lasers with Voxtel’s custom integrated circuits and electro-optical packaging expertise, allows for cost-effective, compact laser-ranging and 3D-image sensing. In addition, Voxtel holds 38 US patents, representing a comprehensive LADAR/LiDAR photonic technology suite.

Through the end of fiscal year 2020, we held a 100% ownership interest in PSL, a semiconductor wafer fabricator engaged in the manufacturing and testing of foundry wafers. PSL accounted for 9.9% and 11.1% of our net sales and supplied 56.9% and 44.2% of our wafer requirements in fiscal years 2019 and 2020, respectively. In addition, through end of fiscal year 2020, we acted as a distributor of Sanken products in North America, South America and Europe on a low-margin, buy-resale basis pursuant to the Sanken Products Distribution Agreement between AML, our wholly owned subsidiary, and Sanken. Our net sales from the distribution of Sanken products in fiscal years 2019 and 2020 and the nine-month period ended December 25, 2020 were $37.9 million, $35.4 million and $— million, respectively.

On March 28, 2020, as part of the Divestiture Transactions described elsewhere in this prospectus under “Prospectus Summary—The Divestiture Transactions,” and in order to further our strategy for developing a flexible and efficient manufacturing model that minimizes capital requirements, lowers operating costs, enhances reliability of supply and supports our growth going forward:

•	We divested a majority of our ownership interest in PSL to Sanken in the PSL Divestiture, in connection with which:

•

Our equity interests in PSL were recapitalized in exchange for (i) the contribution by us to PSL of $15.0 million of intercompany debt, representing a portion of the aggregate principal amount of debt owed by PSL to us under certain intercompany loan agreements (the “Existing Allegro Loans”), (ii) the assumption by us of $42.7 million in aggregate principal amount of debt owed by PSL to Sanken under certain intercompany loan and line of credit agreements (the “PSL-Sanken Loans”), that was subsequently forgiven in exchange for our transfer to Sanken of 70% of the issued and outstanding equity interests in PSL, and (iii) the termination of the Existing Allegro Loans and the issuance, pursuant to a consolidated and restructured loan agreement (the “Consolidated Loan Agreement”), of a note payable to us in an aggregate principal amount of $51.4 million (representing the aggregate principal amount of debt outstanding under the Existing Allegro Loans prior to their termination) (the “PSL Note”); and

•

In exchange for the extinguishment of all outstanding indebtedness owed by us to Sanken under the PSL-Sanken Loans, we (i) divested 70% of the issued and outstanding equity interests in PSL to Sanken, as a result of which Sanken holds a 70% majority share in PSL and we hold a 30% interest, and (ii) amended and restated the existing limited liability company agreement of PSL to admit Sanken as a member, reflect the recapitalization of our equity interests and otherwise reflect the rights and obligations of us and Sanken thereunder;

•

AML entered into a letter agreement with Sanken providing for, among other things, the termination of AML’s services under the Sanken Products Distribution Agreement, and Sanken and PSL entered into a new distribution agreement providing for PSL to serve as a distributor of Sanken products in North America, South America and Europe; and

•	We entered into certain other agreements and transactions with Sanken and PSL as more fully described under “Prospectus Summary—The Divestiture Transactions.”

As a result of the PSL Divestiture and the transfer of the Sanken products distribution business to PSL, we expect continued material improvement over this fiscal year in gross profit, operating income and net income, as well as reduced capital expenditures and increased net cash provided by operating activities. Strategically, we believe these changes better enable us to focus solely on our core business in sensor and power applications for the automotive and industrial end markets.

•	PSL foundry revenue is longer consolidated in our results in fiscal year 2021, however, PSL did supply 37.1% of our wafer requirements in the nine-month period ended December 25, 2020.

•	Net sales from the distribution of Sanken products are also no longer consolidated in our results in fiscal year 2021.

In February 2020, we announced that we would consolidate our assembly and test facilities into a single site, located at the AMPI Facility. As such, we have commenced the closure of the AMTC Facility. We expect to substantially complete this transition by the end of March 2021. We expect to realize a material reduction in cost of goods sold in subsequent periods.

Impact of the COVID-19 Pandemic

On March 11, 2020, the COVID-19 outbreak was declared a pandemic by the World Health Organization. The pandemic has resulted in governments around the world implementing increasingly stringent measures to help control the spread of the virus, including quarantines, “shelter in place” and “stay at home” orders, travel restrictions, business curtailments, school closures and other measures. In addition, governments and central banks in several parts of the world have enacted fiscal and monetary stimulus measures to counteract the impacts of the COVID-19 pandemic.

We continue to monitor the rapidly evolving conditions and circumstances as well as guidance from international and domestic authorities, including public health authorities, and we may need to take additional actions based on their recommendations. There is considerable uncertainty regarding the impact on our business stemming from current measures and potential future measures that could restrict access to our facilities, limit manufacturing and support operations and place restrictions on our workforce and suppliers. The measures implemented by various authorities related to the COVID-19 outbreak have caused us to change our business practices including those related to where employees work, the social distance employees are required to keep in our facilities, limitations on in-person meetings with customers, suppliers, service providers and stakeholders, as well as restrictions on business travel to domestic and international locations or to attend trade shows, investor conferences and other events.

The full extent to which the ongoing COVID-19 pandemic adversely affects our financial performance will depend on future developments, many of which are outside of our control, are highly uncertain and cannot be predicted, including, but not limited to, the duration and spread of the pandemic, its severity, the effectiveness of actions to contain the virus or treat its impact and how quickly and to what extent normal economic and operating conditions can resume. The COVID-19 pandemic could also result in additional governmental restrictions and regulations, which could adversely affect our business and financial results. In addition, a recession, depression or other sustained adverse market impact resulting from COVID-19 could materially and adversely affect our business and our access to needed capital and liquidity. Even after the COVID-19 pandemic has lessened or subsided, we may continue to experience adverse impacts on our business and financial performance as a result of its global economic impact.

To the extent that the COVID-19 pandemic adversely affects our business, results of operations, financial condition or liquidity, it also may heighten many of the other risks; for example, if the business impacts of COVID-19 continue for an extended period, we may be required to recognize impairments for goodwill and certain long-lived assets including amortizable intangible assets. We have taken actions to mitigate our financial risk given the uncertainty in global markets caused by the COVID-19 pandemic. In March 2020, we borrowed $43.0 million under our credit facilities (including $10.0 million borrowed by PSL under the PSL Revolver, the proceeds of which were retained by PSL and are no longer available for use by us following the consummation of the PSL Divestiture). The borrowing was made as part of our ongoing efforts to preserve financial flexibility considering the current uncertainty in the global markets and related effects on our business resulting from the COVID-19 pandemic.

On March 27, 2020, the President of the United States signed into law the Coronavirus Aid, Relief and Economic Security Act (“the CARES Act”). The CARES Act contains numerous tax provisions, including a correction to the applicable depreciation rates available in the Tax Cuts and Jobs Act of 2017 (“TCJA”) for Qualified Improvement Property (“QIP”), temporarily establishes a five year carryback period for current net operating losses (“NOL”), and contains a provision for deferred payment of 2020 employer payroll taxes. We currently estimate cash tax benefits of the NOL and QIP changes to be $8,963 and $1,680, respectively. Additionally, we plan to defer payment of $2,766 of payroll taxes, with $1,383 to be paid back in the third quarter of fiscal year 2022 and the remainder in the third quarter of fiscal year 2023. Additional income tax provisions of the Act are currently being evaluated and not expected to have material impacts.

Other Key Factors and Trends Affecting our Operating Results

Our financial condition and results of operations have been, and will continue to be, affected by numerous other factors and trends, including the following:

Design Wins with New and Existing Customers

Our end customers continually develop new products in existing and new application areas, and we work closely with our significant OEM customers in most of our target markets to understand their product roadmaps and strategies. For new products, the time from design initiation and manufacturing until we generate revenue can be lengthy, typically between two and four years. As a result, our future revenue is highly dependent on our continued success at winning design mandates from our customers. Further, because we expect the ASPs of our products to decline over time, we consider design wins to be critical to our future success and anticipate being increasingly dependent on revenue from newer design wins for our newer products. The selection process is typically lengthy and may require us to incur significant design and development expenditures in pursuit of a design win with no assurance that our solutions will be selected. As a result, the loss of any key design win or any significant delay in the ramp-up of volume production of the customer’s products into which our product is designed could adversely affect our business. In addition, volume production is contingent upon the successful market introduction and acceptance of our customer’s end products, which may be affected by several factors beyond our control.

Customer Demand, Orders and Forecasts

Demand for our products is highly dependent on market conditions in the end markets in which our customers operate, which are generally subject to seasonality, cyclicality and competitive conditions. In addition, a substantial portion of our total net sales is derived from sales to customers that purchase large volumes of our products. These customers generally provide periodic forecasts of their requirements, but these forecasts do not commit such customers to minimum purchases, and customers can revise these forecasts without penalty. In addition, as is customary in the semiconductor industry, customers are generally permitted to cancel orders for our products within a specified period. Cancellations of orders could result in the loss of anticipated sales without allowing us sufficient time to reduce our inventory and operating expenses. In addition, changes in forecasts or the timing of orders from customers exposes us to the risks of inventory shortages or excess inventory.

Manufacturing Costs and Product Mix

Gross margin, or gross profit as a percentage of total net sales, has been, and will continue to be, affected by a variety of factors, including the ASPs of our products, product mix in a given period, material costs, yields, manufacturing costs and efficiencies. We believe the primary driver of gross margin is the ASP negotiated between us and our customers relative to material costs and yields. Our pricing and margins depend on the volumes and the features of the products we produce and sell to our customers. As our products mature and unit volumes increase, we expect their ASPs to decline. We continually monitor and work to reduce the cost of our products and improve the potential value our solutions provide to our customers as we target new design win opportunities and manage the product life cycles of our existing customer designs. We also maintain a close relationship with our suppliers and subcontractors to improve quality, increase yields and lower manufacturing costs. As a result, these declines often coincide with improvements in manufacturing yields and lower wafer, assembly, and testing costs, which offset some or all of the margin reduction that results from declining ASPs. However, we expect our gross margin to fluctuate on a quarterly basis as a result of changes in ASPs due to product mix, new product introductions, transitions into volume manufacturing and manufacturing costs. Gross margin generally decreases if production volumes are lower as a result of decreased demand, which leads to a reduced absorption of our fixed manufacturing costs. Gross margin generally increases when the opposite occurs.

Cyclical Nature of the Semiconductor Industry

The semiconductor industry is highly cyclical and is characterized by increasingly rapid technological change, product obsolescence, competitive pricing pressures, evolving standards, short product life cycles and fluctuations in product supply and demand. New technology may result in sudden changes in system designs or platform changes that may render some of our products obsolete and require us to devote significant research and development resources to compete effectively. Periods of rapid growth and capacity expansion are occasionally followed by significant market corrections in which sales decline, inventories accumulate and facilities go underutilized. During periods of expansion, our margins generally improve as fixed costs are spread over higher manufacturing volumes and unit sales. In addition, we may build inventory to meet increasing market demand for our products during these times, which serves to absorb fixed costs further and increase our gross margins. During an expansion cycle, we may increase capital spending and hiring to add to our production capacity. During periods of slower growth or industry contractions, our sales, production and productivity suffer and margins generally decline. We are currently in a period in which our manufacturing volumes are below optimal levels, as a result of the impact of COVID-19 on our primary market, i.e., automotive.

Components of Our Results of Operations

Net sales

Our total net sales are derived from product sales to direct customers and distributors. We sell products globally through our direct sales force, third party and related party distributors and independent sales representatives. Sales are derived from products for different applications. Our core applications are focused on the automotive, industrial and other industries. Additionally, until the consummation of the Divestiture Transactions following the end of fiscal year 2020, we also manufactured products for other applications such as wafer foundry products and acted as a distributor of Sanken products in North America, South America and Europe.

We sell magnetic sensor ICs, power ICs and photonics, and prior to the consummation of the PSL Divestiture following the end of fiscal year 2020, we also sold wafer foundry products and acted as a distributor for Sanken products in North America, South America and Europe. Revenue is generally recognized when control of the products is transferred to the customer, which typically occurs upon shipment or delivery, depending on the terms of the contract. When we transact with a distributor, our contractual arrangement is with the distributor and not with the end customer. Whether we transact business with and receive the order from a distributor or directly from an end customer through our direct sales force and independent sales representatives, our revenue recognition policy and resulting pattern of revenue recognition for the order are the same. We recognize revenue net of sales returns, price protection adjustments, stock rotation rights and any other discounts or credits offered to our customers.

Effective March 30, 2019, we adopted Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09” or “ASC 606”) using the modified retrospective method. ASC 606 superseded the guidance of Revenue Recognition (Topic 605) (“ASC 605”) formerly followed by us. The adoption of ASC 606 had an immaterial impact on the consolidated financial statements. The comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods. We expect the new standard to have an immaterial effect on our net income on an ongoing basis.

Stock-based compensation

In addition to the ratable vesting of our stock-based compensation, upon completion of our IPO we recognized one-time stock-based compensation charges of $40.4 million in connection with the vesting of all outstanding shares of Class A common stock, $1.6 million in connection with the automatic acceleration of 25% of the standard vesting term of shares of Class L common stock and $1.0 million through the LTCIP/TRIP Award RSU Conversion Program (the “RSU Conversion Program”). In the nine-month period ended December 25, 2020, these one-time stock-based compensation charges were allocated to cost of goods sold, research and development expenses and selling, general and administrative expenses in the amounts of $4.4 million, $2.3 million and $36.3 million, respectively.

Cost of goods sold, gross profit and gross margin

Cost of goods sold consists primarily of costs of purchasing raw materials, costs associated with probe, assembly, test and shipping our products, costs of personnel, including stock-based compensation, costs of equipment associated with manufacturing, procurement, planning and management of these processes, costs of depreciation and amortization, costs of logistics and quality assurance, and costs of royalties, value-added taxes, utilities, repairs and maintenance of equipment, and an allocated portion of our occupancy costs. In addition, prior to the PSL Divestiture, cost of goods sold also consisted of finished silicon wafers processed by internal and independent foundries.

Gross profit is calculated as total net sales less cost of goods sold. Gross profit is affected by numerous factors, including average selling price, revenue mix by product, channel and customer, foreign exchange rates, seasonality, manufacturing costs and the effective utilization of our facilities. Another factor impacting gross profit is the time required for the expansion of existing facilities to reach full production capacity. As a result, gross profit varies from period to period and year to year. We expect cost of goods sold to decrease in absolute dollars and as a percentage of total net sales in the future, primarily due to the PSL Divestiture and as a result of the closure of the AMTC Facility and the transfer of the Sanken products distribution business to PSL.

A significant portion of our costs are fixed and, as a result, costs are generally difficult to adjust or may take time to adjust in response to changes in demand. In addition, our fixed costs increase as we expand our capacity. If we expand capacity faster than required by our sales growth, our gross margin could be negatively affected. Gross margin is calculated as gross profit divided by total net sales.

Operating Expenses

Research and development (“R&D”) expenses

R&D expenses consist primarily of personnel-related costs of our research and development organization, including stock-based compensation, costs of development of wafers and masks, license fees for computer-aided design software, costs of development testing and evaluation, costs of developing automated test programs, equipment depreciation and related occupancy and equipment costs. While most of the costs incurred are for new product development, a significant portion of these costs are related to process technology development, and proprietary package development. R&D expenses also include costs for technology development by external parties. We expect further increases in R&D expenses, in absolute dollars and as a percentage of total net sales as we continue the development of innovative technologies and processes for new product offerings as well as increase the headcount of our R&D personnel in future years.

Selling, General and Administrative (“SG&A”) expenses

SG&A expenses consist primarily of personnel-related costs, including stock-based compensation, and sales commissions to independent sales representatives, professional fees, including the costs of accounting, audit, legal, regulatory and tax compliance. Additionally, costs related to advertising, trade shows, corporate marketing, as well as an allocated portion of our occupancy costs also comprise SG&A expenses.

We anticipate our selling and marketing expenses to increase in absolute terms as we expand our sales force and increase our sales and marketing activities. We also anticipate that we will incur increased accounting, audit, legal, regulatory, compliance and director and officer insurance costs as well as investor and public relations expenses associated with being a public company.

In connection with the closing of our IPO during the third fiscal quarter of 2021, we recognized one-time stock-based compensation expense of $40.4 million, consisting of $4.1 million within cost of goods sold,

$1.8 million within R&D expenses and $34.5 million within SG&A expenses, in connection with the vesting of all outstanding shares of our Class A common stock. We also recognized one-time stock-based compensation expense of $1.6 million, consisting of $0.2 million within cost of goods sold, $0.1 million within R&D expenses and $1.3 million within SG&A expenses, in connection with the automatic acceleration of 25% of the standard vesting term of shares of our Class L common stock at that time. In addition, we recognized one-time stock-based compensation expense of $1.0 million, consisting of $0.1 million within cost of goods sold, $0.4 million within R&D expenses, and $0.5 million within SG&A expenses, in connection with the RSU Conversion Program.

Loss on debt extinguishment

Loss on debt extinguishment represents the loss associated with the partial repayment of our Term Loan Facility on November 25, 2020.

Interest (expense) income, net

Interest (expense) income, net is comprised of interest expense from the term loan debt and credit facilities we maintain with various financial institutions and on borrowings under the PSL-Sanken Loans (which were forgiven in connection with the PSL Divestiture). Current expense is partially mitigated by income earned on our cash and cash equivalents, consisting primarily of certain investments that have contractual maturities no greater than three months at the time of purchase.

Foreign currency transaction (loss) gain

We incur transaction gains and losses resulting from intercompany transactions as well as transactions with customers or vendors denominated in currencies other than the functional currency of the legal entity in which the transaction is recorded. The largest contributor of the foreign currency transaction (loss) gain is the result of an intercompany loan to our subsidiary that operates the AMTC Facility where at the end of each reporting period we revalue the amounts due under the loan to the U.S. Dollar.

Income in earnings of equity investment

Income in earnings of equity investment represents our equity investment in connection with the PSL Divestiture.

Other, net

Other, net primarily consists of miscellaneous income and expense items unrelated to our core operations.

Income tax provision (benefit)

Our provision for income taxes is comprised of the year-to-date taxes based on an estimate of the annual effective tax rate plus the tax impact of discrete items.

We are subject to tax in the United States and various foreign jurisdictions. Our effective tax rate can fluctuate primarily based on: the mix of its U.S. and foreign income; the impact of discrete transactions; and the difference between the amount of tax benefit generated by the foreign derived intangible income deduction (“FDII”) and research credits offset by the additional tax from the global intangible low-tax income (GILTI) and the base erosion tax (“BEAT”).

We regularly assesses the likelihood of outcomes that could result from the examination of our tax returns by the IRS, and other tax authorities to determine the adequacy of our income tax reserves and expense. Should actual events or results differ from our then-current expectations, charges or credits to our provision for income taxes may become necessary. Any such adjustments could have a significant effect on our results of operations.

Results of Operations

Fiscal Year 2019 Compared to Fiscal Year 2020

The following table summarizes our results of operations for the fiscal years ended March 29, 2019 and March 27, 2020.

	For the Fiscal Year Ended		Change
	March 29, 2019	March 27, 2020	Amount	%
	(Dollars in thousands)
Total net sales(1)	$724,311	$650,089	$(74,222)	(10.2)%
Cost of goods sold	404,491	388,813	(15,678)	(3.9)%

Gross profit	319,820	261,276	(58,544)	(18.3)%
Operating expenses:
Research and development	107,585	102,052	(5,533)	(5.1)%
Selling, general and administrative	112,236	106,396	(5,840)	(5.2)%
Total operating expenses	219,821	208,448	(11,373)	(5.2)%

Operating income	99,999	52,828	(47,171)	(47.2)%
Other income (expense), net:
Interest expense, net	(1,211)	(110)	1,101	(90.9)%
Foreign currency transaction (loss) gain	(906)	1,391	2,297	(253.5)%
Other income (expense), net	1,560	(831)	(2,391)	(153.3)%

Total other (expense) income, net	(557)	450	1,007	(180.8)%

Income before provision for income taxes	99,442	53,278	(46,164)	(46.4)%
Provision for income taxes	14,601	16,173	1,572	10.8%

Net income	84,841	37,105	(47,736)	(56.3)%
Net income attributable to non-controlling interests	117	134	17	14.5%

Net income attributable to Allegro MicroSystems, Inc.	$84,724	$36,971	$(47,753)	(56.4)%

(1)

Our total net sales for the periods presented above include related party net sales generated through our distribution agreement with Sanken. Our total net sales for such periods also include related party net sales related to the sale of wafer foundry products to Sanken by PSL and net sales related to our distribution of Sanken products in North America, South America and Europe which, in each case, we will not recognize in any future period due to our consummation of the Divestiture Transactions. See our audited consolidated financial statements included elsewhere in this prospectus for additional information regarding our related party net sales for the periods set forth above.

The following table sets forth our results of operations as a percentage of total net sales for the periods presented.

	Fiscal Year Ended
	March 29, 2019	March 27, 2020
Total net sales	100.0%	100.0%
Cost of goods sold	55.8%	59.8%
Gross profit	44.2%	40.2%
Operating expenses:
Research and development	14.9%	15.7%
Selling, general and administrative	15.5%	16.4%
Total operating expenses	30.4%	32.1%
Operating income	13.8%	8.1%
Other income (expense):
Interest expense, net	(0.2)%	(0.0)%
Foreign currency transaction (loss) gain	(0.1)%	0.2%
Other, net	0.2%	(0.1)%
Income before provision for income taxes	13.7%	8.2%
Provision for income taxes	2.0%	2.5%
Net income	11.7%	5.7%
Net income attributable to non-controlling interests	0.0%	0.0%
Net income attributable to Allegro MicroSystems, Inc.	11.7%	5.7%

Total net sales

Total net sales decreased by $74.2 million, or 10.2%, from $724.3 million in fiscal year 2019 to $650.1 million in fiscal year 2020.

Sales Trends by Core End Market and Application

The following table summarizes net sales by core end market and other applications. The categorization of net sales by market is based on the characteristics of the end product and application into which our product will be designed. Other applications include wafer foundry and distribution sales unrelated to and no longer part of our core business in fiscal year 2021.

	Fiscal Year Ended		Change
	March 29, 2019	March 27, 2020	Amount	%
	(dollars in thousands)
Core end markets:
Automotive	$444,643	$395,277	$(49,366)	(11.1)%
Industrial	93,282	78,399	(14,883)	(16.0)%
Other	76,906	68,621	(8,285)	(10.8)%

Total core end markets	614,831	542,297	(72,534)	(11.8)%
Other applications:
Wafer foundry products	71,609	72,370	761	1.1%
Distribution of Sanken products	37,871	35,421	(2,450)	(6.5)%

Total net sales	$724,311	$650,089	$(74,222)	(10.2)%

Net sales to our core end markets decreased by $72.5 million, or 11.8%, from $614.8 million in fiscal year 2019 to $542.3 million in fiscal year 2020, driven by declines in automotive of $49.4 million, or 11.1%, industrial of $14.9 million, or 16%, and other of $8.3 million, or 10.8%.

Automotive net sales decreased in fiscal year 2020 compared to fiscal year 2019 primarily as a result of a decrease in demand for our products due to a decline in global vehicle production of approximately 9 million units during our fiscal year 2020 period as compared to our fiscal year 2019 period and reductions in customer inventory in the automotive supply chain.

Industrial net sales decreased in fiscal year 2020 compared to fiscal year 2019, primarily as a result of a decrease in demand for products sold in the broad-based industrial end markets as a result of the decrease of excess inventory in the industrial supply chain.

Other end market net sales decreased in fiscal year 2020 compared to fiscal year 2019, primarily due to a decreased demand for our products in the computing, printer and peripheral end markets consistent with the trends in these end markets, including a decline in the global demand for office overhead projectors.

Net sales for other applications decreased by $1.7 million, or 1.5%, from $109.5 million in fiscal year 2019 to $107.8 million in fiscal year 2020, driven by a decrease of $2.5 million related to the distribution of Sanken products, partially offset by an increase of $0.8 million in wafer foundry products sales. Net sales from our distribution of Sanken products decreased in fiscal year 2020 compared to fiscal year 2019 primarily as a result of a broad-based slowdown in demand for these products due to the decline in vehicle production in North America and Europe.

Pricing changes for our core end markets and other applications did not have a material effect on our net sales for fiscal year 2019 and fiscal year 2020.

Sales Trends by Product

The following table summarizes net sales by product:

	Fiscal Year Ended		Change
	March 29, 2019	March 27, 2020	Amount	%
	(dollars in thousands)
Power integrated circuits (“PIC”)	$190,655	$165,911	$(24,744)	(13.0)%
Magnetic sensor integrated circuits (“MS”)	424,176	376,387	(47,789)	(11.3)%
Wafer foundry products	71,609	72,370	761	1.1%
Distribution of Sanken products	37,871	35,421	(2,450)	(6.5)%

Total net sales	$724,311	$650,089	$(74,222)	(10.2)%

The decrease in net sales by product was driven by a decrease of $24.7 million in PIC product sales, a decrease of $47.8 million in MS product sales and a decrease of $2.5 million in net sales related to Sanken products, partially offset by an increase of $0.8 million in wafer foundry products sales. The decrease in PIC and MS sales was primarily driven by decreases due to reduction in global vehicle production and reductions in inventory throughout our customers’ supply chains. The decrease in net sales from our distribution of Sanken products was due to a broad-based slowdown in demand in those end markets resulting in the decline in vehicle production in North America and Europe.

Sales Trends by Geographic Location

The following table summarizes net sales by geographic location based on ship-to location.

	Fiscal Year Ended		Change
	March 29, 2019	March 27, 2020	Amount	%
	(dollars in thousands)
Americas:
United States	$141,409	$119,139	$(22,270)	(15.7)%
Other Americas	26,118	20,883	(5,235)	(20.0)%
EMEA:
Europe	129,137	110,126	(19,011)	(14.7)%
Asia:
Japan	191,372	184,557	(6,815)	(3.6)%
Greater China	132,580	121,807	(10,773)	(8.1)%
South Korea	58,482	54,707	(3,775)	(6.5)%
Other Asia	45,213	38,870	(6,343)	(14.0)%

Total net sales	$724,311	$650,089	$(74,222)	(10.2)%

The decrease in net sales across geographic locations in fiscal year 2020 compared to fiscal year 2019 was due to a global decline in demand for our products in the automotive and industrial end markets due to inventory readjustments throughout our customers’ supply chains.

The decrease in net sales of $27.5 million, or 16.4%, in the United States and Other Americas was primarily driven by a $17.1 million decrease in demand for our core application products sold in the automotive end market, a $6.4 million decrease in core application product net sales in the industrial, a $1.4 million decrease in the net sales in our other end markets, and a $2.6 million decrease in the net sales of our products related to other applications. The predominant country comprising Other Americas is Mexico.

The decrease in net sales of $19.0 million, or 14.7%, in Europe was primarily driven by a $12.0 million decrease in demand for our core application products sold in the automotive end market, a $5.9 million decrease in demand for our core products sold in the industrial end market, and a $1.0 million decrease in net sales in our other end markets. The predominant countries comprising Europe are Germany and France.

The decrease in net sales of $6.8 million, or 3.6%, in Japan was primarily driven by a decrease in demand for our core application products sold in the automotive end market.

The decrease in net sales of $10.8 million, or 8.1%, in Greater China was primarily driven by a $6.1 million decrease in broad-based demand for our core application products sold in the automotive end market and a $5.0 million decrease in net sales in our other end markets, partially offset by a $0.3 million increase in net sales in the industrial end market.

The decrease in net sales of $3.8 million, or 6.5%, in South Korea and net sales decrease of $6.3 million, or 14%, in Other Asia was primarily driven by a $6.9 million decrease in demand for our core application products sold in the automotive end market, a $2.7 million decrease in net sales in the industrial end market and a $0.5 million decrease in net sales in our other end markets. The predominant countries comprising Other Asia are Taiwan, India and Singapore.

Cost of goods sold, gross profit and gross margin

Cost of goods sold decreased by $15.7 million, or 3.9%, from $404.5 million in fiscal year 2019 to $388.8 million in fiscal year 2020. The decrease in cost of goods sold was primarily attributable to a

$25.2 million decrease resulting from a decrease in sales which decreased utilization at our manufacturing facilities, offset in part by a $9.5 million period cost related to under-absorbed manufacturing costs (reduced utilization of our manufacturing facilities increases cost per unit produced due to our fixed costs).

Gross profit decreased by $58.5 million, or 18.3%, from $319.8 million in fiscal year 2019 to $261.3 million in fiscal year 2020. Our gross margin, which represents gross profit as a percentage of total net sales, decreased from 44.2% in fiscal year 2019 to 40.2% in fiscal year 2020, primarily due to lower utilization of our internal manufacturing facilities as a result of a reduction in net sales which increased our cost per unit produced, as well as due to an unfavorable change in our mix by sales channel.

R&D expenses

R&D expenses decreased by $5.5 million, or 5.1%, from $107.6 million in fiscal year 2019 to $102.1 million in fiscal year 2020. This decrease was primarily due to $8.1 million of employee compensation and technology development expense, offset in part by $2.6 million of increases in product-related costs and depreciation.

R&D expenses represented 14.9% of our total net sales for fiscal year 2019 and increased to 15.7% of our total net sales for fiscal year 2020. This percentage increase was primarily due to a reduction in our total net sales.

SG&A expenses

SG&A expenses decreased by $5.8 million, or 5.2%, from $112.2 million in fiscal year 2019 to $106.4 million in fiscal year 2020. This decrease was primarily due to a $9.1 million decrease in employee compensation travel and support allocations, offset in part by $3.3 million of outside service and consulting.

SG&A expenses represented 15.5% of our total net sales in fiscal year 2019 and 16.4% of our total net sales in fiscal year 2020. This percentage increase was primarily due to a reduction in our total net sales.

Interest expense, net

Interest expense, net decreased by $1.1 million, or 90.9%, from $1.2 million in fiscal year 2019 to $0.1 million in fiscal year 2020. This decrease was primarily due to an increase of $0.9 million of interest income received from banks on our cash and cash equivalents balance and a decrease of $0.3 million of interest expense related to a reduction of debt held by one of our affiliates.

Foreign currency transaction (loss) gain

We recorded a foreign currency transaction loss of $0.9 million in fiscal year 2019 compared to a gain of $1.4 million in fiscal year 2020. The currency loss recorded in fiscal year 2019 was primarily attributable to $1.5 million of unrealized losses from our Thailand location and, $0.3 million of realized losses from our Philippines location, offset in part by $1.0 million of realized and unrealized gains from our UK location. The foreign currency transaction gain recorded in fiscal year 2020 was primarily due to $2.4 million of realized and unrealized gains from our UK location, offset in part by $1.2 million of unrealized losses from our Thailand location.

Other, net

Other, net decreased by $2.4 million from $1.6 million of income in fiscal year 2019 to $0.8 million of expense in fiscal year 2020. The decrease was primarily due to expenses incurred in fiscal year 2020 associated with a settlement to terminate a relationship with a distributor and lower sales of miscellaneous scrap materials.

Income tax provision

The provision for income taxes and the effective income tax rate were $14.6 million and 14.7%, respectively, in fiscal year 2019 and $16.2 million and 30.4%, respectively, in fiscal year 2020. Our effective income tax rate is calculated based upon income before provision for income taxes for the year, composition of the income in different countries, and adjustments, if any, for potential tax consequences, benefits and/or resolutions of tax audits or other tax contingencies.

The increase in our provision for income taxes and the effective tax rate for fiscal year 2020 as compared to fiscal year 2019, was primarily driven by a $5.5 million or 11% increase related to discrete tax adjustment for the settlement of IRS transfer pricing audit for years 2016, 2017, and 2018 and a $1.7 million or 3% increase related to the base erosion anti-abuse tax provision of the 2017 Tax Cut and Jobs Act (“US Tax Reform”), offset by a $9.7 million decrease as a result of a lower net income before provision for income taxes in fiscal year 2020 compared to fiscal year 2019.

Nine-Month Period Ended December 27, 2019 Compared to Nine-Month Period Ended December 25, 2020

The following table summarizes our results of operations for the nine-month periods ended December 27, 2019 and December 25, 2020.

	Nine-Month Periods Ended		Change		Change Attributable to Divestiture	Operational Change after Divestiture
	December 27, 2019	December 25, 2020	Amount	%		Amount	%
	(Dollars in thousands)
Total net sales(1)	$475,485	$416,099	$(59,386)	(12.5)%	$76,310	$16,924	3.6%
Cost of goods sold	285,967	224,203	(61,764)	(21.6)%	73,176	11,412	4.0%

Gross profit	189,518	191,896	2,378	1.3%	3,134	5,512	2.9%
Operating expenses:
Research and development	77,565	80,509	2,944	3.8%	2,479	5,423	7.0%
Selling, general and administrative	78,030	118,677	40,647	52.1%	5,844	46,491	59.6%

Total operating expenses	155,595	199,186	43,591	28.0%	8,323	51,914	33.4%

Operating income (loss)	33,923	(7,290)	(41,213)	(121.5)%	(5,189)	(46,402)	(136.8)%
Other (expense) income, net:
Loss on debt extinguishment	—	(9,055)	(9,055)	—%	—	(9,055)	—%
Interest expense, net	(60)	(1,935)	(1,875)	3,125.0%	(2,576)	(4,451)	7,418.3%
Foreign currency transaction gain (loss)	2,800	(1,331)	(4,131)	(147.5)%	2	(4,129)	(147.5)%
Income in earnings of equity investment	—	1,407	1,407	—%	—	1,407	—%
Other, net	(1,177)	(297)	880	(74.8)%	(228)	652	(55.4)%

Total other income (expense), net	1,563	(11,211)	(12,774)	(817.3)%	(2,802)	(15,576)	(996.5)%

Income (loss) before provision (benefit) for income taxes	35,486	(18,501)	(53,987)	(152.1)%	(7,991)	(61,978)	(174.7)%
Income tax provision (benefit)	11,710	(27,913)	(39,623)	(338.4)%	3,762	(35,861)	(306.2)%

Net income	23,776	9,412	(14,364)	(60.4)%	(11,753)	(26,117)	(109.8)%
Net income attributable to non-controlling interests	101	103	2	2.0%	—	2	2.0%

Net income attributable to Allegro MicroSystems, Inc.	$23,675	$9,309	$(14,366)	(60.7)%	$(11,753)	$(26,119)	(110.3)%

(1)

Our total net sales for the nine-month period ended December 27, 2019 also include related party net sales related to the sale of wafer foundry products to Sanken by PSL and net sales related to our distribution of Sanken products in North America, South America and Europe which, in each case, we did not recognize during the nine-month period ended December 25, 2020 and will not recognize in any future period due to our consummation of the Divestiture Transactions. See our unaudited consolidated financial statements included elsewhere in this prospectus for additional information regarding our related party net sales for the periods set forth above.

The following table sets forth our results of operations as a percentage of total net sales for the periods presented.

	Nine-Month Period Ended
	December 27, 2019	December 25, 2020
Total net sales	100.0%	100.0%
Cost of goods sold	60.1%	53.9%

Gross profit	39.9%	46.1%
Operating expenses:
Research and development	16.3%	19.3%
Selling, general and administrative	16.4%	28.5%

Total operating expenses	32.7%	47.8%

Operating income (loss)	7.2%	(1.7)%
Other (expense) income, net:
Loss on debt extinguishment	—%	(2.2)%
Interest expense, net	—%	(0.5)%
Foreign currency transaction gain (loss)	0.6%	(0.4)%
Income in earnings of equity investment	—%	0.3%
Other, net	(0.3)%	(0.1)%

Total other (expense) income, net	0.3%	(2.9)%

Income (loss) before provision (benefit) for income taxes	7.5%	(4.6)%
Income tax provision (benefit)	2.5%	(6.8)%

Net income	5.0%	2.2%
Net income attributable to non-controlling interests	—%	—%

Net income attributable to Allegro MicroSystems, Inc.	5.0%	2.2%

Total net sales

Total net sales decreased by $59.4 million, or 12.5%, from $475.5 million in the nine-month period ended December 27, 2019 to $416.1 million in the nine-month period ended December 25, 2020. Of this decrease, $76.3 million was attributable to the PSL Divestiture, which was partially offset by increased net sales to our core end markets of $16.9 million, due primarily to increased demand in industrial automation applications and data center applications and a COVID-related increase in demand for printers and other peripherals.

Sales Trends by Core End Market and Application

The following table summarizes net sales by core end market and other applications. The categorization of net sales by market is based on the characteristics of the end product and application into which our product will be designed. Other applications include wafer foundry and distribution sales unrelated to and no longer part of our core business in fiscal year 2021.

	Nine-Month Periods Ended		Change
	December 27, 2019	December 25, 2020	Amount	%
	(dollars in thousands)
Core end markets:
Automotive	$289,681	$279,759	$(9,922)	(3.4)%
Industrial	56,095	65,710	9,615	17.1%
Other	53,399	70,630	17,231	32.3%

Total core end markets	399,175	416,099	16,924	4.2%
Other applications:
Wafer foundry products	49,622	—	(49,622)	—%
Distribution of Sanken products	26,688	—	(26,688)	—%

Total net sales	$475,485	$416,099	$(59,386)	(12.5)%

Net sales to our core end markets increased by $16.9 million, or 4.2%, from $399.2 million in the nine-month period ended December 27, 2019 to $416.1 million in the nine-month period ended December 25, 2020, driven by increases in industrial of $9.6 million, or 17.1%, and other of $17.2 million, or 32.3%, and partially offset by a decline in automotive of $9.9 million, or 3.4%.

Automotive net sales decreased in the nine-month period ended December 25, 2020 compared to the nine-month period ended December 27, 2019 as our customers’ vehicle production slowed reflecting factory closures and demand uncertainty related to COVID-19.

Industrial and other net sales improved in the nine-month period ended December 25, 2020 compared to the nine-month period ended December 27, 2019 due primarily to increased demand in industrial automation applications and data center applications and a COVID-related increase in demand for printers and other peripherals.

Sales Trends by Product

The following table summarizes net sales by product:

	Nine-Month Period Ended		Change
	December 27, 2019	December 25, 2020	Amount	%
	(dollars in thousands)
Power integrated circuits (“PIC”)	$123,900	$146,276	$22,376	18.1%
Magnetic sensor (“MS”)	275,275	268,956	(6,319)	(2.3)%
Photonics	—	867	867	—%
Wafer foundry products	49,622	—	(49,622)	—%
Distribution of Sanken products	26,688	—	(26,688)	—%

Total net sales	$475,485	$416,099	$(59,386)	(12.5)%

The decrease in net sales by product was driven by a decrease of $6.3 million, or (2.3)%, in magnetic sensor IC product sales consistent with the demand weakness in automotive resulting from reductions in vehicle production related to the COVID-19 pandemic, and decreases of $49.6 million and $26.7 million in net sales related to wafer foundry products and Sanken distribution products, respectively, as a result of the Divestiture Transactions. These decreases were partially offset by an increase of $22.4 million in power IC product sales driven primarily by growth in data center demand, and $0.9 million in Photonics product sales resulting from the Voxtel acquisition during the period.

Sales Trends by Geographic Location

The following table summarizes net sales by geographic location based on ship-to location.

	Nine-Month Period Ended		Change
	December 27, 2019	December 25, 2020	Amount	%
	(dollars in thousands)
Americas:
United States	$86,746	$57,892	$(28,854)	(33.3)%
Other Americas	15,930	10,797	(5,133)	(32.2)%
EMEA:
Europe	76,622	70,459	(6,163)	(8.0)%
Asia:
Japan	131,950	72,570	(59,380)	(45.0)%
Greater China	95,244	116,178	20,934	22.0%
South Korea	41,413	43,733	2,320	5.6%
Other Asia	27,580	44,470	16,890	61.2%

Total net sales	$475,485	$416,099	$(59,386)	(12.5)%

The decrease in net sales across geographic locations in the nine-month period ended December 25, 2020 compared to the nine-month period ended December 27, 2019 was due primarily to wafer foundry and distribution sales totaling $76.3 million that were divested and are unrelated to and no longer a part of our core business, partially offset by automotive recovery in Asia and increased data center and other customer and peripherals revenue growth globally.

Excluding the net sales associated with the PSL Divestiture of $26.7 million, net sales were down $7.3 million, or 9.6%, in the United States and Other Americas, primarily driven by a decrease in demand for our core application products sold in the automotive end market resulting from the factory shutdowns and demand weakness related to the COVID-19 pandemic. The predominant country comprising Other Americas is Mexico.

The decrease in net sales of $6.1 million, or 8.0%, in Europe was primarily driven by a decrease in demand for our core application products sold in the automotive end market. The predominant countries comprising Europe are Germany and France.

Revenue in Asia totaled $246.6 million in the nine-month period ended December 27, 2019, compared to $277.0 million in the nine-month period ended December 25, 2020 excluding net sales associated with the PSL Divestiture of $49.6 million in Japan. This increase of $30.4 million, or 12.3%, was primarily driven by increases in China and Other Asia for automotive and industrial products, partially offset by a decrease in Japan related to automotive demand weakness.

Cost of goods sold, gross profit and gross margin

Cost of goods sold decreased by $61.8 million, or 21.6%, from $286.0 million in the nine-month period ended December 27, 2019 to $224.2 million in the nine-month period ended December 25, 2020. The decrease in cost of goods sold was primarily due to a $73.2 million decrease in cost of goods sold attributable to the PSL

Divestiture. The additional $11.4 million increases in cost of goods sold was primarily attributable to a combined $6.2 million of increases related to increased standard margins, returns and quality and other costs, and manufacturing cost absorptions, as well as increases of $4.8 million in stock-based compensation, of which $4.4 million related to the IPO and accelerated vesting of the Class A and L common stock and RSU Conversion Program and $0.4 million of Voxtel-related impacts, mostly attributable to acquired intangible amortization occurring during the period.

Gross profit increased by $2.4 million, or 1.3%, from $189.5 million in the nine-month period ended December 27, 2019 to $191.9 million in the nine-month period ended December 25, 2020. The increase in gross profit was driven by a $16.9 million operational increase in net sales to core end markets, and the impacts to cost of goods sold discussed above.

R&D expenses

R&D expenses increased by $2.9 million, or 3.8%, from $77.6 million in the nine-month period ended December 27, 2019 to $80.5 million in the nine-month period ended December 25, 2020. This increase was primarily due to a $3.0 million increase in stock-based compensation expense, of which $2.3 million related to the IPO and accelerated vesting of the Class A and L common stock and RSU Conversion Program and a combined $4.3 million increase in employee salaries, and inventory and supplies costs, partially offset by a reduction of $2.5 million of expenses related to the PSL Divestiture and a combined $1.8 million reduction in office supplies and travel and meeting costs.

R&D expenses represented 16.3% of our total net sales for the nine-month period ended December 27, 2019 and increased to 19.3% of our total net sales for the nine-month period ended December 25, 2020. This percentage increase was primarily due to stock-based compensation expenses recorded for the nine-month period ended December 25, 2020.

SG&A expenses

SG&A expenses increased by $40.7 million, or 52.1%, from $78.0 million in the nine-month period ended December 27, 2019 to $118.7 million in the nine-month period ended December 25, 2020. This increase was primarily due to a $38.2 million increase in stock-based compensation expense, of which $36.3 million related to the IPO and accelerated vesting of the Class A and L common stock and RSU Conversion Program, and a combined $11.4 million increase in employee salaries, professional fees, office supplies and corporate allocations, partially offset by a reduction of $5.8 million of expenses related to the PSL Divestiture, and a combined reduction of $5.8 million in severance and travel and meeting costs.

SG&A expenses represented 16.4% of our total net sales for the nine-month period ended December 27, 2019 and increased to 28.5% of our total net sales for the nine-month period ended December 25, 2020. This percentage increase was primarily due to stock-based compensation expenses recorded for the nine-month period ended December 25, 2020.

Loss on debt extinguishment

Loss on debt extinguishment reflected a $9.1 million loss in the nine-month period ended December 25, 2020, representing the write-off of unamortized balances of previously deferred financing costs as a result of the $300.0 million Term Loan Facility principal balance repayment on November 25, 2020.

Interest (expense) income, net

Interest expense, net increased by $1.8 million, from interest expense, net of $0.1 million in the nine-month period ended December 27, 2019 to interest expense, net of $1.9 million in the nine-month period ended December 25, 2020. The increase in interest expense was primarily due to mandatory interest payments on our Term Loan Facility borrowed in the nine-month period ended December 25, 2020.

Foreign currency transaction gain (loss)

We recorded a foreign currency transaction gain of $2.8 million in the nine-month period ended December 27, 2019 compared to a loss of $1.3 million in the nine-month period ended December 25, 2020. The foreign currency transaction gain recorded in the nine-month period ended December 27, 2019 was primarily attributable to $2.4 million and $0.4 million of realized and unrealized gains from our Thailand and UK locations, respectively. The foreign currency transaction loss recorded in the nine-month period ended December 25, 2020 was primarily due to $2.2 million of realized and unrealized losses from our UK location, partially offset by $1.4 million of realized and unrealized gains from our Thailand location.

Income in earnings of equity investment

Income in earnings of equity investment reflected a $1.4 million gain in the nine-month period ended December 25, 2020, representing the earnings on our 30% investment in PSL during the nine-month period ended December 25, 2020.

Other, net

Other, net decreased by $0.9 million, from $1.2 million of loss in the nine-month period ended December 27, 2019 to $0.3 million of loss in the nine-month period ended December 25, 2020. The loss in the nine-month period ended December 27, 2019 was primarily due to expenses incurred associated with a settlement to terminate a relationship with a distributor and disposal of equipment from the prior Worcester, Massachusetts facility that sold during the first three month period in fiscal year 2020.

Income tax provision (benefit)

The provision for income taxes and the effective income tax rate were $11.7 million and 33.0%, respectively, in the nine-month period ended December 27, 2019, and the benefit for income taxes and the effective income tax rate were $27.9 million and 150.9%, respectively, in the nine-month period ended December 25, 2020. The change in effective income tax rates is primarily due to the $40.4 million IPO-related stock-based compensation charge which significantly reduced U.S. income and was included in our tax rate from operations in the nine-month period ended December 25, 2020. The incremental stock-based compensation windfall was treated as a discrete tax adjustment as an incremental tax deduction in the nine-month period ended December 25, 2020.

Additionally, other discrete transactions, the PSL Divestiture and the one-time dividend resulted in additional tax deductions. The reduction in U.S. income and the discrete tax deductions resulted in a U.S. tax NOL that can be carried back to refund prior years’ taxes. In total approximately $18.1 million of discrete tax benefits recorded in the nine-month period ended December 25, 2020 were partially offset by a reduction in our FDII deduction and an increase in GILTI and BEAT tax. In the nine-month period ended December 27, 2019, there was a discrete tax expense of approximately $5.5 million recorded for the settlement of IRS transfer pricing audits for years 2016, 2017 and 2018.

Non-GAAP Financial Measures

In addition to the measures presented in our consolidated financial statements, we regularly review other metrics, defined as non-GAAP financial measures by the SEC, to evaluate our business, measure our performance, identify trends, prepare financial forecasts and make strategic decisions. The key metrics we consider are non-GAAP Gross Profit, non-GAAP Gross Margin, non-GAAP Operating Expenses, non-GAAP Operating Income, non-GAAP Operating Margin, non-GAAP Profit before Tax, non-GAAP Provision for Income Tax, non-GAAP Net Income, non-GAAP Net Income per Share, EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin (collectively, “Non-GAAP Financial Measures”). These Non-GAAP Financial Measures provide supplemental information regarding our operating performance on a non-GAAP basis that excludes certain gains, losses and charges of a noncash nature or that occur relatively infrequently and/or that management considers to be unrelated to our core operations, and in the case of non-GAAP Provision for Income Tax, management believes that this non-GAAP measure of income taxes provides it with the ability to evaluate the non-GAAP Provision for Income Taxes across different reporting periods on a consistent basis, independent of special items and discrete items, which may vary in size and frequency. By presenting these Non-GAAP Financial Measures, we provide a basis for comparison of our business operations between periods by excluding items that we do not believe are indicative of our core operating performance, and we believe that investors’ understanding of our performance is enhanced by our presenting these Non-GAAP Financial Measures, as they provide a reasonable basis for comparing our ongoing results of operations. Management believes that tracking and presenting these non-GAAP financial measures provides management and the investment community with valuable insight into matters such as our ongoing core operations and the underlying business trends that are affecting our performance. These Non-GAAP Financial Measures are used by both management and our board of directors, together with the comparable GAAP information, in evaluating our current performance and planning our future business activities. We believe that these Non-GAAP Financial Measures, when used in conjunction with our GAAP financial information, also allow investors to better evaluate our financial performance in comparison to other periods and to other companies in our industry.

These Non-GAAP Financial Measures have significant limitations as analytical tools. Some of these limitations are that:

•	such measures do not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;

•	such measures exclude certain costs which are important in analyzing our GAAP results;

•	such measures do not reflect changes in, or cash requirements for, our working capital needs;

•	such measures do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments on our debt;

•	such measures do not reflect our tax expense or the cash requirements to pay our taxes;

•	although depreciation and amortization are noncash charges excluded from our non-GAAP results, the assets being depreciated and amortized will often have to be replaced in the future;

•	such measures do not reflect any cash requirements for such replacements; and

•	other companies in our industry may calculate such measures differently than we do, thereby further limiting their usefulness as comparative measures.

These Non-GAAP Financial Measures are supplemental measures of our performance that are neither required by, nor presented in accordance with, GAAP. These Non-GAAP Financial Measures should not be considered as substitutes for GAAP financial measures such as gross profit, gross margin, net income or any other performance measures derived in accordance with GAAP. Also, in the future we may incur expenses or charges such as those added back in the calculation of these Non-GAAP Financial Measures. Our presentation of these Non-GAAP Financial Measures should not be construed as an inference that our future results will be unaffected by unusual or nonrecurring items. For further discussion regarding our use of non-GAAP Gross Profit, non-GAAP Gross Margin, EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin, see “Prospectus Summary—Summary Historical and Pro Forma Consolidated Financial and Other Data” included elsewhere in this prospectus.

Non-GAAP Gross Profit and Non-GAAP Gross Margin

We calculate non-GAAP Gross Profit and non-GAAP Gross Margin excluding the items below from cost of goods sold in applicable periods. We calculate non-GAAP Gross Margin as non-GAAP Gross Profit divided by total net sales.

•	PSL and Sanken Distribution Agreement—Represents the elimination of inventory cost amortization and foundry service payment related to one-time costs incurred in connection with the PSL Divestiture.

•	Stock-based compensation—Represents noncash expenses arising from the grant of stock awards.

•

AMTC Facility consolidation one-time costs—Represents one-time costs incurred in connection with closing of the AMTC Facility and transitioning of test and assembly functions to the AMPI Facility announced and initiated in fiscal year 2020, consisting of moving equipment between facilities, contract terminations and other non-recurring charges. The closure and transition of the AMTC Facility is expected to be substantially complete by the end of March 2021. These costs are in addition to, and not duplicative of, the adjustments noted in note (*) below.

•

Amortization of acquisition-related intangible assets—Represents noncash expenses associated with the amortization of intangible assets in connection with the acquisition of Voxtel, Inc., which closed in August 2020.

•

COVID-19 related expenses—Represents expenses attributable to the COVID-19 pandemic primarily related to increased purchases of masks, gloves and other protective materials, and overtime premium compensation paid for maintaining 24-hour service at the AMPI Facility.

(*) Non-GAAP Gross Profit and the corresponding calculation of non-GAAP Gross Margin do not include adjustments consisting of:

•

Additional AMTC-related costs—Represents costs related to the closing of the AMTC Facility and the transitioning of test and assembly functions to the AMPI Facility in the Philippines announced in fiscal year 2020 consisting of the net savings expected to result from the capacity transition to the AMPI Facility, which facility had duplicative capacity based on the buildouts of the AMPI Facility in fiscal years 2019 and 2018. The elimination of these costs did not reduce our production capacity and therefore did not have direct effects on our ability to generate revenue. The closure and transition of the AMTC Facility is expected to be substantially complete by the end of March 2021.

•

Out of period adjustment for depreciation expense of giant magnetoresistance assets (“GMR”) assets—Represents a one-time depreciation expense related to the correction of an immaterial error, related to 2017, for certain manufacturing assets that have reached the end of their useful lives.

•

Labor savings—Represents salary and benefit costs related to employees whose positions were eliminated through voluntary separation programs or other reductions in force (not associated with the closure of the AMTC Facility or any other plant or facility) and a restructuring of overhead positions from high-cost to low-cost jurisdictions net of costs for newly hired employees in connection with such restructuring.

Non-GAAP Operating Expenses, Non-GAAP Operating Income and Non-GAAP Operating Margin

We calculate non-GAAP Operating Expenses and non-GAAP Operating Income excluding the same items excluded above to the extent they are classified as operating expenses, and also excluding the items below in applicable periods. We calculate non-GAAP Operating Margin as non-GAAP Operating Income divided by total net sales.

•

Transaction fees—Represents transaction-related legal and consulting fees incurred primarily in connection with (i) the unsuccessful acquisition of a competitor in fiscal year 2019, (ii) the acquisition of Voxtel, Inc. in fiscal year 2020, and (iii) the PSL Divestiture and the transfer of the Sanken products distribution business to PSL in fiscal year 2020.

•

Severance—Represents severance costs associated with (i) labor savings initiatives to manage overall compensation expense as a result of the declining sales volume during the applicable period, including a voluntary separation incentive payment plan for employees near retirement and a reduction in force, and (ii) the closing of the AMTC Facility and the transitioning of test and assembly functions to the AMPI Facility announced and initiated in fiscal year 2020.

EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin

We calculate EBITDA as net income minus interest income (expense), tax provision, and depreciation and amortization expenses. We calculate Adjusted EBITDA as EBITDA excluding the same items excluded above and also excluding the items below in applicable periods. We calculate Adjusted EBITDA Margin as Adjusted EBITDA divided by total net sales.

•	Non-core (gain) loss on sale of equipment—Represents non-core miscellaneous losses and gains on the sale of equipment.

•

Miscellaneous legal judgment charge—Represents a one-time charge associated with the final payment of the previously accrued amount payable with respect to a VAT dispute related to the construction of the AMPI Facility.

•

Foreign currency translation loss (gain)—Represents losses and gains resulting from the remeasurement and settlement of intercompany debt and operational transactions, as well as transactions with external customers or vendors denominated in currencies other than the functional currency of the legal entity in which the transaction is recorded.

•	Income in earnings of equity investment—Represents our equity method investment in PSL.

•

Inventory cost amortization—Represents intercompany inventory transactions incurred from purchases made from PSL in fiscal year 2020. Such costs are one-time incurred expenses impacting our operating results during fiscal year 2021 following the PSL Divestiture. Such costs are not expected to have a continuing impact on our operating results after our second fiscal quarter of fiscal year 2021.

•

Foundry service payment—Represents foundry service payments incurred under our Price Support Agreement with PSL in respect to the guaranteed capacity at PSL to support our production forecast and are one-time costs incurred impacting our operating results during fiscal year 2021 following the PSL Divestiture. Such costs are not expected to have a continuing impact on our operating results after fiscal year 2021.

Non-GAAP Profit Before Tax

We calculate non-GAAP Profit before Tax as Profit before Tax excluding the same items excluded above and also excluding the items below in applicable periods.

•

Loss on debt extinguishment—Represents one-time costs representing deferred financing costs associated with the $300.0 million of our Term Loan Facility repaid during the nine-month period ended December 25, 2020.

•	Interest on repaid portion of Term Loan Facility—Represents interest expense associated with the $300.0 million of our Term Loan Facility repaid during the nine-month period ended December 25, 2020.

Non-GAAP Provision for Income Tax

In calculating non-GAAP Provision for Income Tax, we have added back the following to GAAP Provision for Income Taxes:

•	Tax effect of adjustments to GAAP results—Represents the estimated income tax effect of the adjustments to non-GAAP Profit Before Tax described above and elimination of discrete tax adjustments.

	Fiscal Year Ended		Pro Forma(a)	Nine-Month Period Ended		Pro Forma(a)
	March 29, 2019	March 27, 2020	March 27, 2020	December 27, 2019	December 25, 2020	December 25, 2020
		(dollars in thousands)
Reconciliation of Gross Profit
GAAP Gross Profit	$319,820	$261,276	$263,571	$189,518	$191,896	$199,594
PSL and Sanken Distribution Agreement	—	—	—	—	7,698	—
Stock-based compensation	186	172	172	137	4,844	4,844
AMTC Facility consolidation one-time costs	—	—	—	—	1,559	1,559
Amortization of acquisition-related intangible assets	—	—	—	—	378	378
COVID-19 related expenses	—	—	—	—	138	138
Total	$186	$172	$172	$137	$14,617	$6,919

Non-GAAP Gross Profit(*)	$320,006	$261,448	$263,743	$189,655	$206,513	$206,513

Non-GAAP Gross Margin(*)	44.2%	40.2%	48.6%	39.9%	49.6%	49.6%

(a)

The information set forth in this column gives effect to the PSL Divestiture, the transfer of the Sanken products distribution business to PSL, the Refinancing, the repayment to us of the PSL Note, and our incurrence of $325.0 million of debt under the Term Loan Facility and subsequent use of $300.0 million of the net proceeds of our IPO to repay borrowings thereunder as if each had occurred on March 30, 2019 (the first day of our fiscal year ended March 27, 2020). See “Unaudited Pro Forma Consolidated Financial Data” for a complete description of the adjustments and assumptions underlying the pro forma consolidated financial data.

(*)

Non-GAAP Gross Profit and the corresponding calculation of non-GAAP Gross Margin do not include adjustments for the following components of our net income: (i) additional AMTC related costs of $—, $9,361, and $9,361 for the fiscal years ended March 29, 2019, March 27, 2020 and the pro forma fiscal year ended March 27, 2020, respectively, and labor savings costs of $—, $676, and $676 for the fiscal years ended March 29, 2019, March 27, 2020 and the pro forma fiscal year ended March 27, 2020, respectively, and (ii) additional AMTC related costs of $— , $6,553 and $6,553 for the nine-month periods ended December 27, 2019, December 25, 2020 and the pro forma nine-month period ended December 25, 2020, respectively, and out of period adjustment for depreciation expense of GMR assets of $—, $768 and $768 for the nine-month periods ended December 27, 2019, December 25, 2020 and the pro forma nine-month period ended December 25, 2020, respectively.

	Fiscal Year Ended		Pro Forma(a)	Nine-Month Period Ended		Pro Forma(a)
	March 29, 2019	March 27, 2020	March 27, 2020	December 27, 2019	December 25, 2020	December 25, 2020
		(dollars in thousands)
Reconciliation of Operating Expenses
GAAP Operating Expenses	$219,821	$208,448	$197,066	$155,595	$199,186	$199,186
Research and Development Expenses
GAAP Research and Development Expenses
Stock-based compensation	74	87	87	65	3,037	3,037
AMTC Facility consolidation one-time costs	—	—	—	—	2	2
Amortization of acquisition-related intangible assets	—	—	—	—	—	—
COVID-19 related expenses	—	—	—	—	92	92
Transaction fees	—	—	—	—	18	18
Non-GAAP Research and Development Expenses	74	87	87	65	3,149	3,149
Selling, General and Administrative Expenses
GAAP Selling, General and Administrative Expenses
Stock-based compensation	1,165	1,186	1,186	849	39,020	39,020
AMTC Facility consolidation one-time costs	—	—	—	—	4,138	4,138
Amortization of acquisition-related intangible assets	—	—	—	—	80	80
COVID-19 related expenses	—	581	581	—	4,676	4,676
Transaction fees	4,081	6,335	5,368	3,782	3,699	3,699
Severance	887	6,415	6,415	3,152	156	156
Non-GAAP Selling, General and Administrative Expenses	6,133	14,517	13,550	7,783	51,769	51,769
Total Non-GAAP Adjustments	$6,207	$14,604	$13,637	$7,848	$54,918	$54,918

Non-GAAP Operating Expenses(*)	$213,614	$193,844	$183,429	$147,747	$144,268	$144,268

(a)

The information set forth in this column gives effect to the PSL Divestiture, the transfer of the Sanken products distribution business to PSL, the Refinancing, the repayment to us of the PSL Note, and our incurrence of $325.0 million of debt under the Term Loan Facility and subsequent use of $300.0 million of the net proceeds of our IPO to repay borrowings thereunder as if each had occurred on March 30, 2019 (the first day of our fiscal year ended March 27, 2020). See “Unaudited Pro Forma Consolidated Financial Data” for a complete description of the adjustments and assumptions underlying the pro forma consolidated financial data.

(*)

Non-GAAP Operating Expenses do not include adjustments for the following components of our net income: (i) additional AMTC related costs of $—, $11,224, and $11,224 for the fiscal years ended March 29, 2019, March 27, 2020 and the pro forma fiscal year ended March 27, 2020, respectively, and labor savings costs of $—, $6,173, and $6,173 for the fiscal years ended March 29, 2019, March 27, 2020 and the pro forma fiscal year ended March 27, 2020, respectively, and (ii) additional AMTC related costs of $8,603, $723 and $723 for the nine-month periods ended December 27, 2019, December 25, 2020 and the pro forma nine-month period ended December 25, 2020, respectively, and labor cost savings of $5,884, $218 and $218 for the nine-month periods ended December 27, 2019, December 25, 2020 and the pro forma nine-month period ended December 25, 2020, respectively.

	Fiscal Year Ended		Pro Forma(a)	Nine-Month Period Ended		Pro Forma(a)
	March 29, 2019	March 27, 2020	March 27, 2020	December 27, 2019	December 25, 2020	December 25, 2020
		(dollars in thousands)
Reconciliation of Operating Income
GAAP Operating Income (Loss)	$99,999	$52,828	$66,505	$33,923	$(7,290)	$408
PSL and Sanken Distribution Agreement	—	—	—	—	7,698	—
Stock-based compensation	186	172	172	1,051	46,901	46,901
AMTC Facility consolidation one-time costs	—	—	—	—	5,699	5,699
Amortization of acquisition-related intangible assets	—	—	—	—	458	458
COVID-19 related expenses	—	581	581	—	4,906	4,906
Transaction fees	4,081	6,335	5,368	3,782	3,717	3,717
Severance	887	6,415	6,415	3,152	156	156
Total	$5,154	$13,503	$12,536	$7,985	$69,535	$61,837

Non-GAAP Operating Income(*)	$105,153	$66,331	$79,041	$41,908	$62,245	$62,245

Non-GAAP Operating Margin(*) (% of net sales)	14.6%	10.5%	14.9%	8.8%	15.0%	15.0%

(a)

The information set forth in this column gives effect to the PSL Divestiture, the transfer of the Sanken products distribution business to PSL, the Refinancing, the repayment to us of the PSL Note, and our incurrence of $325.0 million of debt under the Term Loan Facility and subsequent use of $300.0 million of the net proceeds of our IPO to repay borrowings thereunder as if each had occurred on March 30, 2019 (the first day of our fiscal year ended March 27, 2020). See “Unaudited Pro Forma Consolidated Financial Data” for a complete description of the adjustments and assumptions underlying the pro forma consolidated financial data.

(*)

Non-GAAP Operating Income and the corresponding calculation of non-GAAP Operating Margin do not include adjustments for the following components of our net income: (i) additional AMTC related costs of $—, $11,224, and $11,224 for the fiscal years ended March 29, 2019, March 27, 2020 and the pro forma fiscal year ended March 27, 2020, respectively, and labor savings costs of $—, $6,173, and $6,173 for the fiscal years ended March 29, 2019, March 27, 2020 and the pro forma fiscal year ended March 27, 2020, respectively, and (ii) additional AMTC related costs of $8,603, $7,276 and $7,276 for the nine-month periods ended December 27, 2019, December 25, 2020 and the pro forma nine-month period ended December 25, 2020, respectively, and labor cost savings of $5,884, $218 and $218 for the nine-month periods ended December 27, 2019, December 25, 2020 and the pro forma nine-month period ended December 25, 2020, respectively, and out of period adjustment for depreciation expense of GMR assets of $—, $768 and $768 for the nine-month periods ended December 27, 2019, December 25, 2020 and the pro forma nine-month period ended December 25, 2020, respectively.

	Fiscal Year Ended			Nine-Month Period Ended
	March 29, 2019	March 27, 2020	Pro Forma(a) March 27, 2020	December 27, 2019	December 25, 2020	Pro Forma(a) December 25, 2020
	(dollars in thousands)
Reconciliation of EBITDA and Adjusted EBITDA
GAAP Net Income (Loss)	$84,841	$37,105	$52,193	$23,776	$9,412	$14,950
Interest expense (income), net	1,211	110	(202)	60	1,935	2,497
Income tax provision	14,601	16,173	12,480	11,710	(27,913)	(26,315)
Depreciation and amortization	59,886	64,048	44,673	47,608	36,225	36,225

EBITDA	$160,539	$117,436	$109,144	$83,154	$19,659	$27,357
Non-core (gain) loss on sale of equipment	(1,042)	1,284	1,001	1,091	286	286
Miscellaneous legal judgment charge	—	—	—	—	574	574
Loss on debt extinguishment	—	—	—	—	9,055	9,055
Foreign currency transaction loss (gain)	906	(1,391)	(1,389)	(2,800)	1,331	1,331
Income in earnings of equity investment	—	—	2,875	—	(1,407)	(1,407)
Stock-based compensation	1,441	1,435	1,389	1,051	46,901	46,901
AMTC Facility consolidation one-time costs	—	106	106	—	5,699	5,699
COVID-19-related expenses	—	581	581	—	4,906	4,906
Transaction fees	4,081	6,335	5,368	3,782	3,717	3,717
Severance	887	6,415	6,415	3,152	156	156
PSL and Sanken Distribution Agreement	—	—	—	—	7,698	—

Adjusted EBITDA(*)	$166,812	$132,201	$125,490	$89,430	$98,575	$98,575

Adjusted EBITDA Margin(*)	23.0%	20.3%	23.1%	18.8%	23.7%	23.7%

(a)

The information set forth in this column gives effect to the PSL Divestiture, the transfer of the Sanken products distribution business to PSL, the Refinancing, the repayment to us of the PSL Note, and our incurrence of $325.0 million of debt under the Term Loan Facility and subsequent use of $300.0 million of the net proceeds of our IPO to repay borrowings thereunder as if each had occurred on March 30, 2019 (the first day of our fiscal year ended March 27, 2020). See “Unaudited Pro Forma Consolidated Financial Data” for a complete description of the adjustments and assumptions underlying the pro forma consolidated financial data.

(*)

Adjusted EBITDA and the corresponding calculation of Adjusted EBITDA Margin do not include adjustments for the following components of our net income: (i) additional AMTC related costs of $—, $11,224, and $11,224 for the fiscal years ended March 29, 2019, March 27, 2020 and the pro forma fiscal year ended March 27, 2020, respectively, and labor savings costs of $—, $6,173 and $6,173 for the fiscal years ended March 29, 2019, March 27, 2020 and the pro forma fiscal year ended March 27, 2020, respectively, and (ii) additional AMTC related costs of $8,603, $7,276 and $7,276 for the nine-month periods ended December 27, 2019, December 25, 2020 and the pro forma nine-month period ended December 25, 2020, respectively, and labor cost savings of $5,884, $218 and $218 for the nine-month periods ended December 27, 2019, December 25, 2020 and the pro forma nine-month period ended December 25, 2020, respectively.

	Fiscal Year Ended			Nine-Month Period Ended
	March 29, 2019	March 27, 2020	Pro Forma(a) March 27, 2020	December 27, 2019	December 25, 2020	Pro Forma(a) December 25, 2020
	(dollars in thousands)
Reconciliation of Profit (Loss) before Tax
GAAP Profit (Loss) before Tax	$99,442	$53,278	$64,673	$35,486	$(18,501)	$(11,365)
Non-core (gain) loss on sale of equipment	(1,042)	1,284	1,001	1,091	286	286
Miscellaneous legal judgment charge	—	—	—	—	574	574
Loss on debt extinguishment	—	—	—	—	9,055	9,055
Foreign currency transaction loss (gain)	906	(1,391)	(1,389)	(2,800)	1,331	1,331
Income in earnings of equity investment	—	—	2,875	—	(1,407)	(1,407)
PSL and Sanken Distribution Agreement	—	—	—	—	7,698	—
Stock-based compensation	1,441	1,435	1,389	1,051	46,901	46,901
Interest on repaid portion of Term Loan Facility	—	—	—	—	2,163	2,163
AMTC Facility consolidation one-time costs	—	106	106	—	5,699	5,699
Amortization of acquisition-related intangible assets	—	—	—	—	458	458
COVID-19-related expenses	—	581	581	—	4,906	4,906
Transaction fees	4,081	6,335	5,368	3,782	3,717	3,717
Severance	887	6,415	6,415	3,152	156	156
Total	$6,273	$14,765	$16,346	$6,276	$81,537	$73,839

Non-GAAP Profit before Tax(*)	$105,715	$68,043	$81,019	$41,762	$63,036	$62,474

(a)

The information set forth in this column gives effect to the PSL Divestiture, the transfer of the Sanken products distribution business to PSL, the Refinancing, the repayment to us of the PSL Note, and our incurrence of $325.0 million of debt under the Term Loan Facility and subsequent use of $300.0 million of the net proceeds of our IPO to repay borrowings thereunder as if each had occurred on March 30, 2019 (the first day of our fiscal year ended March 27, 2020). See “Unaudited Pro Forma Consolidated Financial Data” for a complete description of the adjustments and assumptions underlying the pro forma consolidated financial data.

(*)

Non-GAAP Profit before Tax does not include adjustments for the following components of our net income: (i) additional AMTC related costs of $—, $11,224, and $11,224 for the fiscal years ended March 29, 2019, March 27, 2020 and the pro forma fiscal year ended March 27, 2020, respectively, and labor savings costs of $—, $6,173, and $6,173 for the fiscal years ended March 29, 2019, March 27, 2020 and the pro forma fiscal year ended March 27, 2020, respectively, and (ii) additional AMTC related costs of $8,603, $7,276 and $7,276 for the nine-month periods ended December 27, 2019, December 25, 2020 and the pro forma nine-month period ended December 25, 2020, respectively, labor cost savings of $5,884, $218 and $218 for the nine-month periods ended December 27, 2019, December 25, 2020 and the pro forma nine-month period ended December 25, 2020, respectively, and out of period adjustment for depreciation expense of GMR assets of $—, $768 and $768 for the nine-month periods ended December 27, 2019, December 25, 2020 and the pro forma nine-month period ended December 25, 2020, respectively.

	Fiscal Year Ended		Pro Forma(a)	Nine-Month Period Ended
	March 29, 2019	March 27, 2020	March 27, 2020	December 27, 2019	December 25, 2020	Pro Forma(a) December 25, 2020
		(dollars in thousands)
Reconciliation of Provision (Benefit) for Income Taxes
GAAP Provision (Benefit) for Income Taxes	$14,601	$16,173	$12,480	$11,710	$(27,913)	$(26,315)
GAAP effective tax rate	14.7%	30.4%	19.3%	33.0%	150.9%	231.5%
Tax effect of adjustments to GAAP results	$3,237	$(2,601)	$4,262	$(4,497)	$37,539	$35,709

Non-GAAP Provision for Income Taxes(*)	$17,838	$13,572	$16,742	$7,213	$9,626	$9,394

Non-GAAP effective tax rate	16.9%	20.0%	20.7%	17.3%	15.3%	15.0%

(a)

The information set forth in this column gives effect to the PSL Divestiture, the transfer of the Sanken products distribution business to PSL, the Refinancing, the repayment to us of the PSL Note, and our incurrence of $325.0 million of debt under the Term Loan Facility and subsequent use of $300.0 million of the net proceeds of our IPO to repay borrowings thereunder as if each had occurred on March 30, 2019 (the first day of our fiscal year ended March 27, 2020). See “Unaudited Pro Forma Consolidated Financial Data” for a complete description of the adjustments and assumptions underlying the pro forma consolidated financial data.

(*)

Non-GAAP Provision for Income Taxes does not include tax adjustments for the following components of our net income: Additional AMTC-related costs and labor cost savings. The related tax effect of those adjustments to our GAAP results were $—, $3,897, and $3,897 for the fiscal years ended March 29, 2019, March 27, 2020 and the pro forma fiscal year ended March 27, 2020, respectively, and $3,245, $1,851 and $1,851 the nine-month periods ended December 27, 2019, December 25, 2020 and the pro forma nine-month period ended December 25, 2020, respectively.

	Fiscal Year Ended			Nine-Month Period Ended
	March 29, 2019	March 27, 2020	Pro Forma(a) March 27, 2020	December 27, 2019	December 25, 2020	Pro Forma(a) December 25, 2020
	(dollars in thousands)
Reconciliation of Net Income
GAAP Net Income (Loss)	$84,841	$37,105	$52,193	$23,776	$9,412	$14,950
Non-core (gain) loss on sale of equipment	(1,042)	1,284	1,001	1,091	286	286
Miscellaneous legal judgment charge	—	—	—	—	574	574
Loss on debt extinguishment	—	—	—	—	9,055	9,055
Foreign currency transaction loss (gain)	906	(1,391)	(1,389)	(2,800)	1,331	1,331
Income in earnings of equity investment	—	—	2,875	—	(1,407)	(1,407)
PSL and Sanken Distribution Agreement	—	—	—	—	7,698	—
Stock-based compensation	1,441	1,435	1,389	1,051	46,901	46,901
Interest on repaid portion of Term Loan Facility	—	—	—	—	2,163	2,163
AMTC Facility consolidation one-time costs	—	106	106	—	5,699	5,699
Amortization of acquisition-related intangible assets	—	—	—	—	458	458
COVID-19-related expenses	—	581	581	—	4,906	4,906
Transaction fees	4,081	6,335	5,368	3,782	3,717	3,717
Severance	887	6,415	6,415	3,152	156	156
Tax effect of adjustments to GAAP results	$(3,237)	$2,601	$(4,262)	$4,497	$(37,539)	$(35,961)

Non-GAAP Net Income(*)	$87,877	$54,471	$64,277	$34,549	$53,410	$52,828

Basic weighted average common shares	10,000,000	10,000,000	10,000,000	164,431,726	48,121,026	189,431,726

Diluted weighted average common shares	10,000,000	10,000,000	10,000,000	164,431,726	171,638,787	189,431,726

Non-GAAP Basic Earnings per Share	$8.79	$5.45	$6.43	$0.21	$1.11	$0.28

Non-GAAP Diluted Earnings per share	$8.79	$5.45	$6.43	$0.21	$0.31	$0.28

(a)

The information set forth in this column gives effect to the PSL Divestiture, the transfer of the Sanken products distribution business to PSL, the Refinancing, the repayment to us of the PSL Note, and our incurrence of $325.0 million of debt under the Term Loan Facility and subsequent use of $300.0 million of the net proceeds of our IPO to repay borrowings thereunder as if each had occurred on March 30, 2019 (the first day of our fiscal year ended March 27, 2020). See “Unaudited Pro Forma Consolidated Financial Data” for a complete description of the adjustments and assumptions underlying the pro forma consolidated financial data.

(*)

Non-GAAP Net Income does not include adjustments for of the following components of our net income: (i) additional AMTC related costs of $—, $11,224, and $11,224 for the fiscal years ended March 29, 2019, March 27, 2020 and the pro forma fiscal year ended March 27, 2020, respectively, and labor savings costs of $—, $6,173, and $6,173 for the fiscal years ended March 29, 2019, March 27, 2020 and the pro forma fiscal year ended March 27, 2020, respectively, and (ii) additional AMTC related costs of $8,603, $7,276 and $7,276 for the nine-month periods ended December 27, 2019, December 25, 2020 and the pro forma nine-month period ended December 25, 2020, respectively, labor cost savings of $5,884, $218 and $218 for the nine-month periods ended December 27, 2019, December 25, 2020 and the pro forma nine-month period ended December 25, 2020, respectively, and out of period adjustment for depreciation expense of GMR assets of $—, $768 $768 for the nine-month periods ended December 27, 2019, December 25, 2020 and the pro forma nine-month period ended December 25, 2020, respectively, and (iii) the related tax effects of adjustments to GAAP results of $(3,237), $2,601 and $(4,262) for the fiscal years ended March 29, 2019, March 27, 2020 and the pro forma fiscal year ended March 27, 2020, respectively, and $3,245, $1,851 and $1,851 for the nine-month periods ended December 27, 2019, December 25, 2020 and the pro forma nine-month period ended December 25, 2020, respectively.

Liquidity and Capital Resources

As of December 25, 2020 we had $157.7 million of cash and cash equivalents and $289.4 million of working capital compared to $214.5 million of cash and cash equivalents and $298.1 million of working capital as of March 27, 2020. Working capital is impacted by the timing and extent of our business needs.

Our primary requirements for liquidity and capital are working capital, capital expenditures, principal and interest payments on our outstanding debt and other general corporate needs. Historically, these cash requirements have been met through cash provided by operating activities and cash and cash equivalents. In March 2020, we borrowed an aggregate of $43.0 million under our revolving credit facilities (including $10.0 million that was borrowed by PSL under its revolving credit facility (the “PSL Revolver”)), representing substantially all of our available capacity, in order to increase our cash position and help maintain financial flexibility in light of the continued uncertainty surrounding the COVID-19 pandemic. Of this $43.0 million, the $10.0 million of debt borrowed under the PSL Revolver is the obligation of PSL and was no longer included on our consolidated balance sheet as of December 25, 2020. In addition, the proceeds from such borrowings were retained by PSL and are no longer available for use by us following the consummation of the PSL Divestiture.

On September 30, 2020, we (i) entered into the Term Loan Facility and incurred $325.0 million of debt thereunder in connection with the Recapitalization, (ii) entered into the Revolving Credit Facility with aggregate revolving commitments of $50.0 million thereunder, and (iii) used cash on hand to repay all amounts outstanding under AML’s revolving credit agreement with Mizuho Bank, Ltd. (the “AML Revolver”) and AML’s line of credit with Bank of Mitsubishi UFJ (the “AML Line of Credit”) and terminated all commitments thereunder. On November 25, 2020, we repaid $300.0 million of the outstanding $325.0 million Term Loan Facility using proceeds from our recently completed IPO. Refer to the “—Debt Obligations” section below and the information set forth under “Description of Certain Indebtedness” for additional information regarding our credit facilities.

We anticipate a significant increase in accounting, legal and professional fees and other costs associated with being a public company. We believe that our existing cash resources, together with the proceeds from our IPO and our access to the capital markets, will be sufficient to finance our continued operations, growth strategy, planned capital expenditures and the additional expenses we expect to incur as a public company for at least the next 12 months. If these resources are not sufficient to satisfy our liquidity requirements, we may be required to seek additional financing. If we raise additional funds by issuing equity securities, our stockholders will experience dilution. Debt financing, if available, may contain covenants that significantly restrict our operations or our ability to obtain additional debt financing in the future. Any additional financing that we raise may contain terms that are not favorable to us or our stockholders. We cannot assure you that we would be able to obtain additional financing on terms favorable to us or our existing stockholders, or at all. See “Risk Factors —Risks Related to Our Business and Industry—Our ability to raise capital in the future may be limited and could prevent us from executing our growth strategy.”

Cash Flows from Operating, Investing and Financing Activities

The following table summarizes our cash flows for fiscal years 2019 and 2020 and the nine-month periods ended December 27, 2019 and December 25, 2020:

	Fiscal Year Ended		Nine-Month Period Ended
	March 29, 2019	March 27, 2020	December 27, 2019	December 25, 2020
	(in thousands)
Net cash provided by operating activities	$121,088	$81,419	$48,770	$63,534
Net cash used in investing activities	(97,522)	(41,679)	(31,061)	(50,401)
Net cash (used in) provided by financing activities	(39,743)	82,500	30,000	(72,186)
Effect of exchange rate changes on cash and cash equivalents	(864)	(5,621)	(6,452)	3,350

Net (decrease) increase in cash and cash equivalents and restricted cash	$(17,041)	$116,619	$41,257	$(55,703)

Operating Activities

Net cash provided by operating activities was $121.1 million in fiscal year 2019, resulting primarily from our net income of $84.8 million and noncash charges of $68.4 million, partially offset by net changes in operating assets and liabilities of $32.1 million. Net changes in operating assets and liabilities consisted of a $21.2 million increase in trade accounts receivable, net, an $18.6 million increase in inventories, a $4.8 million decrease in trade accounts payable and a $5.5 million decrease in accrued expenses and other current and long-term liabilities, partially offset by a $16.0 million decrease in due from/to related parties and a $1.8 million decrease in accounts receivable—other. The increase in trade accounts receivable, net was primarily a result of increased sales year-over-year. The increase in inventories was primarily as a result of building inventory up to support anticipated sales growth. The decrease in trade accounts payable and the decrease in accrued expenses and other current and long-term liabilities was primarily the result of the reduction in long-term deferred income taxes of $8.3 million, partially offset by an increase of $2.0 million in long-term accrued retirement as well as other increases in other operating related accruals. The decrease in due from/to related parties and the decrease in accounts receivable-other was primarily due to variations in the timing of such payments in the ordinary course of business.

Net cash provided by operating activities was $81.4 million in fiscal year 2020, resulting primarily from our net income of $37.1 million and noncash charges of $65.2 million, partially offset by net changes in operating assets and liabilities of $20.8 million. Net changes in operating assets and liabilities consisted of a $13.5 million decrease in accrued expenses and other current and long-term liabilities, a $3.1 million decrease in trade accounts payable and a $23.9 million increase in due from/to related parties, partially offset by a $16.4 million decrease in trade accounts receivable, net and a $2.6 million decrease in prepaid expenses and other assets. The increase in accrued expenses and other current and long-term liabilities, trade accounts payable and due from/to related parties was primarily due to variations in the timing of such payments in the ordinary course of business. The decrease in trade accounts receivable, net is primarily due to the decrease in net sales. The decrease in prepaid expenses and other assets is primarily due to refunds obtained from value added taxes paid at one of our foreign locations.

Net cash provided by operating activities was $48.8 million in the nine-month period ended December 27, 2019, resulting primarily from our net income of $23.8 million and noncash charges of $52.4 million, partially offset by a net increase in operating assets and decrease in liabilities of $27.4 million. The net changes in operating assets and liabilities consisted of a $21.0 million increase in net amounts due from related parties, a $17.3 million decrease in accrued expenses and other current and long-term liabilities, a $6.2 million increase in prepaid expenses and other assets and a $0.3 million increase in inventories. These decreases to cash were partially offset by a $15.5 million decrease in trade accounts receivable, a $1.1 million increase in trade accounts payable, and a $0.7 million decrease in accounts receivable—other. The increase in net amounts due from related parties, trade accounts payable, and the decrease in accounts receivable-other was primarily due to variations in the timing of such payments in the ordinary course of business. The decrease in accrued expenses and other current and long-term liabilities was primarily the result of the payment of $14.5 million in incentive plans and an aggregate net decrease to accrued and other liabilities of $2.8 million, which includes a partial offset of a net increase in certain accrued tax accounts in the amount of $3.7 million primarily related to a fiscal year 2020 IRS settlement for a transfer pricing agreement with PSL. The increase in inventories was a result of reduced sales and was partially offset by a noncash impact of $2.5 million of inventory provisions during the period. The decrease in trade accounts receivable, net was primarily a result of decreased sales year-over-year during the comparable periods and includes $0.8 million of noncash bad debt provisions.

Net cash provided by operating activities was $63.5 million in the nine-month period ended December 25, 2020, resulting primarily from our net income of $9.4 million and noncash charges of $79.0 million, partially offset by a net increase in operating assets and decrease in operating liabilities of $24.9 million. Net changes in operating assets and liabilities consisted of a $29.7 million increase in prepaid expenses, a $6.0 million increase in trade accounts receivable, net and a $1.2 million decrease in accrued expenses and other current and long-term liabilities, partially offset by a $8.3 million decrease in net amounts due from related parties, a $2.4 million increase in trade accounts payable, a $1.1 million decrease in inventories and a $0.1 million decrease in accounts receivable—other. The increase in prepaid expenses and other assets, excluding the impact of the noncash removal of PSL-related assets of $5.2 million and the acquisition of Voxtel, included an $18.7 million increase in prepaid taxes, a $3.6 million increase in VAT receivables, a $3.5 million increase in prepaid insurance, and a $2.8 million increase in amortizable patent costs. Changes related to trade accounts receivable, net, accounts receivable – other, and due from/to related parties were primarily due to variations in the timing of such payments in the ordinary course of business. The decrease in accrued expenses and other current and long-term liabilities is the result of a $14.9 million increase in balances from March 27, 2020, adjusted for $26.5 million of noncash increases related to the Voxtel acquisition primarily for deferred and contingent consideration, offset by the $7.6 million impact of the noncash removal of PSL and Sanken distribution related assets. Trade accounts payable were impacted by the noncash removal of PSL-related liabilities of $4.2 million, with the difference due to timing of such payments in the ordinary course of business. The $1.1 million inventory increase is the result of a $33.2 million reduction in balances from March 27, 2020, offset by a $32.3 million impact of the noncash removal of PSL and Sanken distribution business related assets and $3.0 million of noncash inventory provisions, reduced by $3.1 million of inventory added in the acquisition of Voxtel.

Investing Activities

Net cash used in investing activities primarily consists of purchases and sales of property, plant and equipment, partially offset by proceeds from sales of property, plant and equipment. We expect our multi-year transition from an integrated device manufacturer to our current fabless, asset-lite manufacturing model, including the completion of the Divestiture Transactions following the end of fiscal year 2020, will result in a decrease in capital expenditures in the future.

Net cash used in investing activities was $97.5 million in fiscal year 2019, consisting of $98.3 million of purchases of property, plant and equipment, partially offset by $0.3 million of proceeds obtained from the sale of property, plant and equipment and $0.4 million related to the liquidation of a long-term investment.

Net cash used in investing activities was $41.7 million in fiscal year 2020, consisting of $45.6 million of purchases of property, plant and equipment, partially offset by $3.9 million of proceeds obtained from the sale of property, plant and equipment. The $3.9 million of proceeds from sales of property, plant and equipment during fiscal year 2020 were mainly attributable to the sale of our Worcester, Massachusetts facility (the “Worcester Facility”). The decrease in investing activities in fiscal year 2020 was primarily due to various one-time transformational activities undertaken in fiscal year 2019 that are not expected to be repeated in future years.

Net cash used in investing activities was $31.1 million in the nine-month period ended December 27, 2019, consisting of $35.0 million of purchases of property, plant and equipment, partially offset by $3.9 million of proceeds obtained from the sale of property, plant and equipment. The $3.9 million of proceeds from sales of property, plant and equipment were primarily attributable to the sale of our Worcester, Massachusetts facility (the “Worcester Facility”) in the first quarter of fiscal 2020.

Net cash used in investing activities was $50.4 million in the nine-month period ended December 25, 2020, consisting of $25.9 million of purchases of property, plant and equipment, $8.5 million of cash expended for the acquisition of Voxtel and $16.3 million of cash removed as a result of the PSL Divestiture, partially offset by $0.3 million of proceeds from sales of property, plant and equipment.

Financing Activities

Net cash provided by (used in) financing activities primarily consists of borrowings and repayments under our credit facilities, and certain loan financing extended to Sanken and the repayment thereof.

Net cash used in financing activities was $39.7 million in fiscal year 2019, consisting of the repayment of a $30.0 million short-term loan issued to Sanken in fiscal year 2019 and a $10.0 million repayment under our credit facilities, partially offset by $0.3 million of proceeds from the issuance of common stock under our employee stock plan.

Net cash provided by financing activities was $82.5 million in fiscal year 2020, consisting of the repayment of a $30.0 million short-term loan issued to Sanken in fiscal year 2019, $43.0 million in borrowings under our credit facilities, and a $9.5 million capital contribution from Sanken to offset a one-time tax settlement from prior year IRS tax audits.

Net cash provided by financing activities was $30.0 in the nine-month period ended December 27, 2019, consisting of a repayment of the $30.0 short-term loan issued to Sanken in the fourth quarter of fiscal year 2019.

Net cash used in financing activities was $72.2 million in the nine-month period ended December 25, 2020, consisting of $400.0 million of dividends paid prior to our IPO, $300.0 million for repayment of senior secured debt, $27.7 million of payments for taxes related to net share settlement of equity awards, and $33.0 million for repayment of unsecured credit facilities, partially offset by $315.7 million of borrowing of senior secured debt, net of deferred financing costs, $321.4 million of proceeds from our IPO, net of underwriting discounts and other offering costs, and a $51.4 million related party note receivable..

Debt Obligations

As of December 25, 2020, we had $25.0 million in aggregate principal amount of debt outstanding under our credit facilities, all of which was borrowed under our Term Loan Facility, and $50.0 million of additional borrowings available under our Revolving Credit Facility..

Description of Credit Facilities

Senior Secured Credit Facilities

On September 30, 2020, we entered into the Term Loan Facility with Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent, and the other agents, arrangers and lenders party thereto, which provides for $325.0 million of senior secured term loans. We used the net proceeds from the Term Loan Facility, together with cash on hand, to pay an aggregate cash dividend of $400.0 million to holders of our Class A common stock.

On September 30, 2020, we also entered into the Revolving Credit Facility with Mizuho Bank, Ltd., as administrative agent and collateral agent, and the other agents, arrangers and lenders party thereto, which provides for $50.0 million of senior secured revolving credit commitments.

We incurred deferred financing costs of $9.4 million in connection with the Term Loan Facility, the total of which was amortized into interest expense or recognized as loss on debt extinguishment as of December 25, 2020.

We also incurred financing costs of $0.3 million in connection with the Revolving Credit Facility, which we classified the related short-term and long-term portions within “Prepaid expenses and other current assets” and “Other assets” on our unaudited consolidated balance sheet, and are amortizing these costs over the term of the facility. The unamortized portion of the deferred financing costs associated with the Revolving Credit Facility was $0.3 million at December 25, 2020.

For a description of the material terms of our Senior Secured Credit Facilities, see “Description of Certain Indebtedness.”

AMPI Credit Facilities

On November 26, 2019, AMPI entered into a line of credit agreement with Union Bank of the Philippines, Inc. that provides for a maximum borrowing capacity of 60.0 million Philippine pesos (approximately $1.2 million) at the bank’s prevailing interest rate. The line of credit expires on August 31, 2021.

On November 20, 2019, AMPI entered into a line of credit agreement with BDO Unibank that provides for a maximum borrowing capacity of 75.0 million Philippine pesos (approximately $1.5 million) at the bank’s prevailing interest rate. The line of credit expires on June 30, 2021.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations and commitments as of March 27, 2020:

	Payments Due by Year
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(in thousands)
Debt obligations(1)	$85,700	$68,000	$8,000	$9,700	$—
Operating lease obligations(2)	15,005	2,426	4,212	3,444	4,923
Purchase obligations(3)	72,923	67,945	4,853	125	—

Total	$173,628	$138,371	$17,065	$13,269	$4,923

(1)

Represents borrowings outstanding under our credit facilities (including the PSL Revolver) and amounts due under the PSL-Sanken Loans as of March 27, 2020, together with estimated interest payments thereon based on the interest rates in effect for such indebtedness as of March 27, 2020. See Notes 12 and 19 to our audited consolidated financial statements included elsewhere in this prospectus for additional information.

(2)	Represents minimum lease payments under our noncancelable operating leases for certain real property and equipment.
(3)

Represents minimum firm purchase commitments for certain inventory components and other equipment and services used in our normal operations that we would incur significant penalties or are not cancellable at all.

Subsequent to March 27, 2020, we consummated the Divestiture Transactions described elsewhere in this prospectus under “Prospectus Summary—The Divestiture Transactions,” in connection with which (i) the $42.7 million in aggregate principal amount of debt owed to Sanken under the PSL-Sanken Loans (included in the Debt obligations line item in the above table) was forgiven in exchange for our transfer to Sanken of 70% of the issued and outstanding equity interests in PSL, and (ii) AML entered into an amendment to its existing Wafer Foundry Agreement with PSL pursuant to which AML agreed, among other things, to a minimum wafer purchase obligation by us to PSL during the initial three-year term of the agreement with an average annual value of approximately $40.0 million. Purchase obligations of $0.8 million included in the table above were also removed as a result of the PSL Divestiture.

In addition, following the consummation of the PSL Divestiture, the $10.0 million in aggregate principal amount of debt outstanding under the PSL Revolver (included in the Debt obligations line item in the table above, together with the estimated interest payments thereon), remained an obligation of PSL and is no longer included on our unaudited consolidated balance sheet as of December 25, 2020.

On September 30, 2020, we (i) entered into the Term Loan Facility and incurred $325.0 million of debt thereunder in connection with the Recapitalization, (ii) entered into the Revolving Credit Facility and obtained $50.0 million of revolving commitments thereunder, and (iii) used cash on hand to repay all amounts outstanding under the AML Revolver and the AML Line of Credit and terminated all commitments thereunder. In November 2020, we used $300.0 million of the net proceeds from our IPO to repay borrowings under the Term Loan Facility.

Off-Balance Sheet Arrangements

As of December 25, 2020, we did not have any off-balance sheet arrangements, as defined by applicable regulations of the SEC, that have had or are reasonably likely to have a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.

Recent Accounting Pronouncements

Refer to Note 2 of both the audited consolidated financial statements and the unaudited consolidated financial statements included elsewhere in this prospectus for information regarding recent accounting pronouncements.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates relate to useful lives of fixed and intangible assets, allowances for doubtful accounts and customer returns and sales allowances. Such estimates could also relate to the net realizable value of inventory, accrued liabilities, deferred tax valuation allowances, and other reserves. We base our estimates and assumptions on historical experience and other factors that we believe to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates. Actual results could differ from those estimates, and such differences may be material to our financial statements. We believe that the accounting policies described below require management’s most difficult, subjective or complex judgments. Judgments or uncertainties affecting the application of these policies may result in materially different amounts being reported under different conditions or using different assumptions. Accordingly, we believe these are the most critical to aid in fully understanding and evaluating our financial condition and results of operations. See Note 2 to both the audited consolidated financial statements and the unaudited consolidated financial statements included elsewhere in this prospectus for additional information regarding these and our other significant accounting policies.

Revenue Recognition

Revenue is recognized when transfer of control to the customer occurs in an amount reflecting the consideration that we expect to be entitled. In order to achieve this core principle, we apply the following five step approach:

(1) Identify the contract with a customer—We considers customer purchase orders, which in some cases are governed by master agreements, to be customer contracts. A contract exists when it is approved by both parties, each party’s rights and obligations are identified, payment terms are known, customer has the ability and intent to pay and the contract has commercial substance. We use judgement in determining the customer’s ability and intent to pay, which is based on factors such as the customer’s historical payment experience or, for new customers, credit and financial information pertaining to the customers.

(2) Identify the performance obligations in the contract—Performance obligations are identified as products and services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the product or service either on its own or together with other resources that are readily available from third parties or from us, and are distinct in the context of the contract, whereby the transfer of the products or services is separately identifiable from other promises in the contract. Substantially, all of our contracts with customers contain a single performance obligation, the sale of mixed-signal integrated circuit products.

(3) Determine the transaction price—The transaction price is determined based on the consideration to which we expect to be entitled in exchange for transferring products or services to the customer. Variable consideration is included in the transaction price if, in our judgment, it is probable that no significant future reversal of cumulative revenue under the contract will occur.

(4) Allocate the transaction price to the performance obligations in the contract—If the contract contains a single performance obligation, the entire transaction price is allocated to that performance obligations. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligations based on a relative standalone selling price (“SSP”).

(5) Recognize revenue when a performance obligation is satisfied—Revenue is recognized when control of the product is transferred to the customer (i.e., when our performance obligation is satisfied), which typically occurs point in time at shipment.

Sales channels

We sell products globally through direct sales force, third party distributors and independent sales representatives. We invoice the distributors an amount that reflects the distributor discount and record revenue based on the amount of the discounted arrangement fee. When we transact with a distributor, our contractual arrangement is with the distributor and not with the end customer. Whether we transact business with and receive the order from a distributor or directly from an end customer, our revenue recognition policy and resulting pattern of revenue recognition for the order are the same.

We also use independent sales representatives to assist in the sales process with certain customers. Sales representatives are not distributors. If a sales representative is engaged in the sales process, we receive the order directly from and sell the products directly to the end customer. We pay a commission to the sales representative, calculated as a percentage of the related customer payment. Sales representatives commissions are recorded as expenses when incurred and are classified as sales and marketing expenses in our consolidated statements of income.

Variable consideration

Variable consideration includes sales in which the amount of consideration that we will receive is unknown as of the end of a reporting period. Such consideration primarily includes limited price protection provisions provided to distributor, sales under agreements that allow rights of return, referred to as stock rotation also provided to distributors and returns provisions offered to direct customers. We estimate potential future returns and sales allowances based on historical data from prior sales returns, acceptance of products and changes in product sales to customers.

Inventories

Inventories are stated at the lower of cost or net realizable value, with cost being determined on a first-in, first-out basis. We record inventory provisions when conditions exist that suggest that inventory may be in excess of anticipated demand, is obsolete based upon expected future demand for products and market conditions, or quality related rejections. These provisions are reported as a reduction to raw materials and supplies, work in process and finished goods. We regularly evaluate the ability to realize the value of inventory based on a combination of factors, including historical usage rates, forecasted sales or usage, and product end of life dates. Assumptions used in determining our estimates of future product demand may prove to be incorrect, in which case the provision required for excess and obsolete inventory would have to be adjusted in the future. Although we perform a detailed review of our forecasts of future product demand, any significant unanticipated changes in demand could have a significant impact on the value of our inventory and reported operating results.

Impairment of Long-Lived Assets

Long-lived assets consist of property, plant and equipment, finite-lived intangibles, such as patents and customer relationships and indefinite-lived intangible assets such as process technology and trademarks.

Property, plant and equipment and finite-lived assets are tested for recoverability whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Factors that we consider in deciding when to perform an impairment review include significant underperformance of the business in relation to expectations, significant negative industry or economic trends and significant changes or planned changes in the use of the assets. If an impairment review is performed to evaluate a long-lived asset group for recoverability, we compare forecasts of undiscounted cash flows expected to result from the use and eventual disposition of the long-lived asset group to its carrying value. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of an asset group are less than its carrying amount. To date, we have not recorded any impairment losses on long-lived assets.    If such assets are not impaired, but their useful lives have decreased, the remaining net book value is amortized over the revised useful life.

Indefinite-lived intangibles assets are reviewed for impairment at least annually or whenever events or changes in circumstances indicate that it is more likely than not that the asset is impaired. The impairment test consists of a comparison of the fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. We have elected the first business day of the fourth quarter of our fiscal year as the annual impairment testing date. The results of the annual impairment test did not indicate any impairments of indefinite-lived intangible assets for fiscal year 2019 and fiscal year 2020.

We considered the current and expected future economic and market conditions surrounding the COVID-19 pandemic and concluded that there was a triggering event during the fourth quarter of fiscal year 2020. As a result, we performed an impairment evaluation of our long-lived asset balances as of March 27, 2020. This did not lead to us recording an impairment charge at that time. The full extent to which COVID-19 will impact our results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the virus and the actions to contain or treat its impact.

In the fourth quarter of fiscal year 2020, we initiated a process to conclude our operations at the AMTC Facility with the intention of selling such facility. Although as of March 27, 2020, we were actively marketing the AMTC Facility for sale, the operations did not meet all of the “held for sale” disclosure criteria. Accordingly, the related assets continued to be classified as “held and used” within the consolidated financial statements. As triggering events such as the effects of COVID-19 did not cause impairment, there was no other basis to impair the AMTC Facility and related assets at March 27, 2020.

In the third quarter of fiscal year 2019, we began assessing the sale of the Worcester Facility included within assets held for sale as of March 29, 2019 in our consolidated balance sheets. As a result of this assessment and certain market indications of the Worcester Facility’s value if sold, we prepared an impairment analysis of the carrying value of the Worcester Facility as of November 26, 2018. The impairment analysis was probability weighted considering market data available, future cash flows and the likelihood we would sell the Worcester Facility. Based on this analysis we recorded an impairment loss of $1,075 for our Worcester Facility, which is included in SG&A expense in our consolidated statements of income for the fiscal year ended March 29, 2019. We prepared an updated impairment analysis in the fourth quarter of fiscal year 2019 based on a letter of intent signed for the sale of the Worcester Facility. The results of this analysis were that we determined no further changes were required. The sale of the Worcester Facility closed on May 15, 2019.

Income Taxes

We account for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement and tax basis of assets and liabilities, as measured by enacted tax rates anticipated to be in effect when these differences reverse. This method also requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not. Deferred tax expense or benefit is the result of changes in the deferred tax assets and liabilities. We assess the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent it believes, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized a valuation allowance is established. We consider the undistributed foreign earnings of our foreign subsidiaries to be indefinitely reinvested and, as such, we do not provide for U.S. income tax on such undistributed earnings.

Quantitative and Qualitative Disclosures of Market Risk

We are exposed to market risk in the ordinary course of business, which consists primarily of interest rates risk associated with our cash and cash equivalents and our debt, foreign currency risk and impact of inflation. We do not engage in speculative trading activities. The following analysis provides additional information regarding these risks.

Interest Rate Risk

Our investments have limited exposure to market risk. At December 25, 2020, we maintained a portfolio of cash and cash equivalents, consisting primarily of money market funds. None of these investments have a maturity date in excess of one year. Certain interest rates are variable and fluctuate with current market conditions. Because of the short-term nature of these instruments, we would not expect a sudden change in market interest rates to have a material impact on our financial condition or results of operations.

We are also exposed to market risk as a result of increases or decreases in the amount of interest expense we must pay on our Term Loan Facility and borrowings on our bank credit facilities. Although our Term Loan Facility and credit facilities have variable rates, as of December 25, 2020, we do not believe that a 10% change in market interest rates would have a material impact on our financial position or results of operations.

Foreign Currency Risk

Due to our international operations, a significant portion of our cost of sales and operating expenses is denominated in currencies other than the U.S. Dollar, principally the Euro, the Philippine Peso and the Thai Baht. As a result, our international operations give rise to transactional market risk associated with exchange rate movements of the U.S. Dollar, the Euro, the Philippine Peso and the Thai Baht. Losses on foreign exchange transactions totaled $0.9 million for fiscal year 2019 compared to a gain of $1.4 million for fiscal year 2020. For the nine-month period ended December 27, 2019, gains on foreign exchange transactions amounted to $2.8 million, compared to losses of $1.3 million for the nine-month period ended December 25, 2020. Management does not attempt to minimize these exposures.

In addition, we are exposed to foreign currency translation risk for those subsidiaries whose functional currency is not the U.S. Dollar as changes in the value of their functional currency relative to the U.S. Dollar can adversely affect the translated amounts of our sales, expenses, net income, assets and liabilities. This can, in turn, affect the reported value and relative growth of sales and net income from one period to the next. In addition, changes in the translated value of assets and liabilities due to changes in functional currency exchange rates relative to the U.S. Dollar result in foreign currency translation adjustments that are a component of other comprehensive income or loss. Foreign currency derivative instruments can be used to hedge exposures and reduce the risks of certain foreign currency transactions; however, these instruments provide only limited protection and can carry significant cost. We had no foreign currency derivative instrument hedges as of March 27, 2020 or December 25, 2020. We will continue to analyze our exposure to currency exchange rate fluctuations and may engage in financial hedging techniques in the future to attempt to minimize the effect of these potential fluctuations. Exchange rate fluctuations may adversely affect our financial results in the future.

Impact of Inflation

Inflationary factors, such as increases in overhead costs or the costs of other core operating resources, may adversely affect our operating results. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, we do not believe the effects of inflation, if any, on our historical results of operations and financial condition have been material. We cannot assure that future inflationary or other cost pressures will not have an adverse impact on our results of operations and financial condition in the future.

Emerging Growth Company Status

The Jumpstart Our Business Startups Act of 2012, or the JOBS Act, permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies until those standards would otherwise apply to nonpublic companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, we will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies and our financial statements may not be comparable to other public companies that comply with new or revised accounting pronouncements as of public company effective dates. We may choose to early adopt any new or revised accounting standards whenever such early adoption is permitted for nonpublic companies.

We will cease to be an emerging growth company on the date that is the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more, (ii) the last day of our fiscal year following the fifth anniversary of the date of the closing of our IPO, (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—We are an ‘emerging growth company,’ and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.”

BUSINESS

Our Mission

Our mission is to be a global leader in semiconductor sensing and power solutions for motion control and energy-efficient systems in automotive and industrial applications, moving the world to a safer and more sustainable future.

Company Overview

Allegro MicroSystems is a leading global designer, developer, fabless manufacturer and marketer of sensor ICs and application-specific analog power ICs enabling the most important emerging technologies in the automotive and industrial markets. We are a leading supplier of power ICs, and according to Omdia, we are the number one supplier of magnetic sensor ICs driven by our market leadership in the automotive market. Our products are foundational to automotive and industrial electronic systems. Our sensor ICs enable our customers to precisely measure motion, speed, position and current, while our power ICs include high-temperature and high-voltage capable motor driver, power management and LED driver ICs. Our recently acquired photonics portfolio provides eye-safe distance measurement and 3D imaging solutions. We believe that our technology expertise combined with our deep applications knowledge and strong customer relationships enable us to develop solutions that provide more value to customers than typical ICs. Compared to a typical IC, our solutions are more highly integrated, add intelligence and sophistication for complex applications and are easier for customers to use.

Growth in the global semiconductor industry has traditionally been driven by the consumer market. Looking ahead, industry growth is expected to be driven by technology mega trends in the automotive and industrial markets. These mega trends have created requirements for new technologies in vehicles, both under the hood and in the cabin, to support vehicle electrification and advanced driver assistance systems (“ADAS”). These shifts also require technology to enable intelligence and automation in factories and to enable energy efficiency in data centers and green energy applications. According to industry experts, these mega trends are expected to dramatically increase the demand for sensing and power solutions like the ones we develop. We believe our patented portfolio of sensor and power ICs and photonics components provide the underlying technology required to establish an early lead in the market and consistently win in the presence of larger competitors. Based on industry forecasts, we believe our total available market from 2020 to 2024 will increase from approximately $14.7 billion in 2020 to $20.0 billion in 2024, a CAGR of 8.0%.

Our longstanding history of innovation over multiple economic and technology cycles in the semiconductor industry is built on our market leading magnetic sensor IC technology. Our “first of its kind” approach took the complexity of magnetic systems design and embedded it within our solutions, dramatically simplifying the customer’s design effort while increasing system reliability. This is a pattern we have repeated over consecutive generations of products, enabling us to establish a strong presence in the most rigorous and demanding automotive markets. Our portfolio now includes more than 1,000 products, and we ship over one billion units annually to more than 10,000 customers worldwide. By developing sophisticated, analog mixed-signal IC solutions that incorporate our patented intellectual property, proprietary and robust process technologies and our unique packaging know-how, we believe we are well-positioned to compete across all of our target markets. Our established position as an incumbent supplier for the automotive market and our long product life cycles attest to the strength of this competitive advantage.

Our value proposition is based on providing complete IC solutions that sense, regulate and drive a variety of mechanical systems. This includes sensing angular or linear position, driving an electric motor or actuator, and regulating the power applied to sensing and driving circuits so they operate safely and efficiently. These capabilities are based on fundamental technical advances we have made in the field of Hall-effect and xMR magnetic sensor and BCD power ICs. We continue to be instrumental in developing Hall-effect and magnetoresistive transducers (“xMR”) and power DMOS devices on silicon, application-optimized packaging, high-temperature operation, high-speed precision signal paths for signal processing, and 100-volt (“100V”) capable Bipolar-CMOS-DMOS (“BCD”) wafer technology. Our photonics portfolio of ultra-miniature lasers and highly sensitive photodetectors rely on proprietary wafer and packaging technologies. In Hybrid Electric Vehicles (“HEV”), Electric Vehicles (“EV”) and ADAS applications, these innovations translate to increased driving range for an electric vehicle, smaller and more reliable power conversion systems, improved safety and efficiency of motor and power management systems and safer and more reliable autonomous driving through long-range object detection. In the industrial market, these technologies enable the automation at the heart of the industrial transformation commonly referred to as “Industry 4.0.” These innovations also improve reliability to avoid factory downtime, accurately measure current to support increased energy efficiency for high density data centers and green energy applications and reduce the solution footprint to lower total system cost.

We have maintained our sensor IC leadership and built our emerging power IC business through successfully developing deep customer relationships over time. We commonly collaborate with customers early on over a multi-year period in order to design products capable of meeting demanding performance and quality requirements. Through this customer collaboration in product design, we believe we have unique insight into market trends and customer requirements for new, improved and innovative products. We believe that these insights enable us to develop differentiated solutions, often in advance of our competitors.

We count among our customers virtually all of the world’s top automotive and industrial companies. We are a preferred vendor to tier one suppliers in the automotive industry that supply parts or systems directly to OEMs. Our products can be found in vehicles built by nearly every automotive OEM worldwide and in many common industrial systems. We support customers through design and application centers located in North America, South America, Asia and Europe. Our local teams in these centers work closely with our customers on their unique design requirements, often acting as an extension of a customer’s development team.

Beginning in 2016, we began a multi-year strategic transition to: extend our market leadership in high-growth markets; improve our operating model through a fabless and asset-lite manufacturing strategy; increase our IC design footprint and capacity; and accelerate growth through enhanced sales operations. To date, we believe we have begun to successfully realize many of the key objectives of this transition, and we expect to continue to benefit from measures put in place to further enhance our competitiveness, growth and profitability. As part of our strategic transformation, we began to streamline manufacturing to reduce fixed costs. This resulted in the recent divestiture of our wafer manufacturing facility, PSL, and the ongoing closure activity of our AMTC Facility which we expect to substantially complete by the end of March 2021. In our current fabless, asset-lite manufacturing model, we use external wafer manufacturing consisting of both standard and proprietary processes, along with internal and external assembly and internal test to provide both flexibility and scale. Through our subcontractor manufacturers, we are able to employ our proprietary wafer fabrication processes while leveraging our subcontractors’ manufacturing technologies and high-volume capacity. Our use of both internal and external assembly and test capabilities is designed to balance the protection of our proprietary technology and processes while achieving automotive quality manufacturing at scale.

During fiscal years 2019 and 2020, we generated $724.3 million and $650.1 million in total net sales, respectively, with $84.8 million and $37.1 million in net income and $166.8 million and $132.2 million in Adjusted EBITDA in such fiscal years, respectively. On a pro forma basis, after giving effect to the PSL Divestiture, the transfer of the Sanken products distribution business to PSL, and the other adjustments described elsewhere in this prospectus under “Unaudited Pro Forma Consolidated Financial Data,” our total net sales for fiscal year 2020 were $542.3 million, with net income of $52.2 million and Adjusted EBITDA of $125.5 million in such fiscal year. See “Prospectus Summary—Summary Historical and Pro Forma Consolidated Financial and Other Data” for more information regarding our use of Adjusted EBITDA and other non-GAAP financial measures and a reconciliation of Adjusted EBITDA to net income, and “Unaudited Pro Forma Consolidated Financial Data” for more information regarding our pro forma financial data.

Market Opportunity

Historically, growth in the semiconductor industry has been driven by rapid expansion in consumer electronics. However, as the consumer market reaches saturation, industry experts predict the automotive and industrial markets will be the key drivers of growth in the semiconductor industry. According to Gartner research, from 2020 to 2024, the automotive and industrial semiconductor markets are expected to grow at a CAGR of 15.9% and 9.6%, respectively, outpacing the overall semiconductor industry growth rate of 9.1% over the same time period.

Within the global semiconductor industry, we focus on the magnetic sensor, power management IC and photonic LiDAR markets. The magnetic sensor IC market, according to Gartner research, is expected to be a $1.9 billion market in 2020, and is expected to grow into a $2.9 billion market by 2024, representing a CAGR of 11.3%. The automotive and industrial markets for magnetic sensors represent higher growth opportunities over the same time frame. Specifically, according to Gartner, our target magnetic sensor IC markets in automotive and industrial are expected to be $1.1 billion and $245 million in 2020, respectively, increasing to $1.7 billion and $395 million in 2024, representing a CAGR of 13.0% and 12.7%, respectively.

Our addressable power IC market, which according to Omdia research is expected to be a $12.9 billion market in 2020, is expected to grow into a $17.2 billion market by 2024, representing a CAGR of 7.5%. Our power IC portfolio is focused on both existing and emerging applications within the automotive and industrial markets. Omdia projects that our automotive and industrial power IC markets, estimated to be $2.6 billion and $2.2 billion, respectively, in 2020, will grow to an estimated $3.9 billion and $3.0 billion, respectively, in 2024, representing a CAGR of 10.8% and 8.1%, respectively.

Our photonic and 3D Sensing components address the rapidly-growing global LiDAR market. According to Yole Développement, the global LiDAR market will grow from approximately $1.6 billion in 2020 to $3.1 billion in 2024, representing a CAGR of 18%. Within this opportunity, we believe the automotive market will grow rapidly, making significant progress through 2032. According to Yole, by 2032 approximately 92% of all global vehicles produced will incorporate an ADAS feature (Level 1 and above), up from 50% in 2020. The automotive LiDAR market is set to grow from $139 million in 2020 to approximately $6.8 billion in 2032, representing a CAGR of 38%. Our photonic and 3D sensing components will address a portion of the total LiDAR market size and based on internal research and industry data, we believe that we have the potential to secure up to $100 of content in long-range LiDAR-equipped fully-autonomous vehicles. We believe that both the size of our target markets and our focus on the highest growth opportunities will enable us to potentially grow and develop faster than our end markets.

ICE, HEV and EV Markets

We are the market leader in magnetic sensor ICs for ICE powertrains through performance leadership in technologies that reduce emissions. The ability to improve efficiency is critical as OEMs strive to comply with increasingly stringent regulations and heightened customer awareness of the environmental impact of high emissions. A decade ago, there were only two powertrain variations: gasoline and diesel. Now, with the emergence of vehicle electrification, powertrain complexity has dramatically increased.

Because the combination of an internal combustion engine and an electric powertrain balances efficiency and cost, production of vehicles that have both ICE and an electric powertrain are expected to represent the majority of xEV shipments through 2030. As a proven and experienced supplier of ICE powertrain ICs that support engine efficiency, and as an expert in delivering ICs supporting power efficiency in HEV and electric vehicles, we believe we are uniquely positioned to support the intersection of ICE and electric powertrains, providing the critical automotive-grade components required to enable energy efficient and cost-effective hybrid vehicles. We believe this allows us to take advantage of the greatest semiconductor content increases expected to result from the xEV migration. As EVs become the dominant share of shipments, we expect our content per vehicle will continue to increase, driven by research and development innovation to serve this high-growth market. For example, we estimate that magnetic sensor IC content alone increases from about $17 in an ICE vehicle to $25 or higher in a mild or full electric vehicle.

According to LMC Automotive research, automaker production of conventional vehicles is expected to recover from a historical norm of approximately 3% to a CAGR of 8.5% from 2020 to 2023, and production of HEV and EV vehicles is forecasted to grow from approximately 7.3 million vehicles in 2020 to approximately 37 million in 2028, representing a CAGR of 22%. Based on industry forecasts, we believe the transition to electrified vehicles through this period and strong adoption of sensors and power management products to support these vehicles will enable us to increase our total available market related to xEV and general powertrain technologies from approximately $273 million and $1.2 billion, respectively in 2020 to $866 million and $1.6 billion, respectively, in 2024, representing a CAGR of 33.5% and 6.0% respectively.

Advanced Driver Assistance Systems (ADAS) and Autonomous Vehicles

ADAS features are considered some of the most desirable in modern vehicles and are already being adopted in vehicles worldwide. Industry experts expect ADAS feature adoption will continue to increase over time. ADAS is a precursor to fully autonomous vehicles, and as ADAS features become more sophisticated, and adoption increases, demand for our sensor and power ICs is expected to expand from steering into additional braking and new radar and LiDAR applications. Based on industry forecasts, we believe the transition to vehicles that incorporate ADAS level 2 through 5 technologies through this period and strong adoption of sensors and power management products to support these vehicles will enable us to increase our total available market related to ADAS and related Safety & Chassis technologies from approximately $692 million in 2020 to $1.1 billion in 2024, representing a CAGR of 11.4%.

Our devices play a key role in advanced driver assistance systems, which have three main functions: sense, think and act. Our solutions today address the critical “act” function, for example, reacting to system inputs to enable collision avoidance, lane keeping, or self-park features through automatic steering and braking. A steering system equipped with even a modest degree of automation utilizes products across our entire portfolio, including sensors, power management ICs and motor driver ICs, which we believe is indicative of the size of our potential market opportunity as ADAS applications become increasingly more sophisticated.

Our new portfolio of photonic and 3D sensing devices, through our recent acquisition of Voxtel, Inc. (“Voxtel”), addresses the “sense” opportunity in ADAS systems. Our newly acquired LiDAR components, which include ultra-miniature lasers, photodetectors and custom integrated circuits, focus on eye-safe technology that provides high-accuracy distance measurements used to generate 3D LiDAR images required for object detection and avoidance when driving at highway speeds.

While the market is still in the early stages of adopting new ADAS technologies, we already ship more than 100 million devices every year that enable fundamental safety and drive features in ADAS applications. We believe our track record of supplying devices for safety applications and experience reliably supporting ADAS features in high-end vehicles, combined with increased penetration of ADAS as it scales from luxury vehicles to mainstream and economy vehicles, positions us to expand our early lead in this rapidly growing opportunity.

Data Center and Communications Infrastructure

Exponential growth of internet traffic, proliferation of connected devices and global demand for cloud computing services has been driving rapid growth in data center and communications infrastructure spending. A key challenge faced by data center operators is power management. On a global scale, data center consumption amounted to 416 terawatts in 2017, or 3% of global energy consumption. Continued growth of data center buildouts requires advanced cooling and efficient power delivery technologies. This has led to increased demand for energy management technologies that reduce cooling costs and improve operational efficiency.

Our single chip, small form factor motor driver ICs reduce the size and increase the efficiency of 3-phase fans used to cool the latest generation of servers. Our “lossless” current sensor ICs are used to improve the efficiency of server power supplies. Our 100V BCD wafer process technology and galvanically isolated current sensors are uniquely suited for higher voltage operation and therefore, we believe our motor driver and current sensor ICs will gain market share as data centers convert to 48-volt operating voltages.

Our power IC opportunity in the data center server market, according to Omdia, will grow from approximately $612 million in 2020 to $947 million in 2024, representing a CAGR of 11.5%.

Smart Factories and Energy Efficiency

The advent of Industry 4.0, increasing demand for renewable energy and the adoption of green technologies represent additional meaningful growth opportunities for us. We believe we can leverage our technology leadership in solutions optimized for high-temperature, high-voltage, high-reliability conditions to expand our presence in these markets. In particular, we believe we have the potential to leverage the synergy between our power and sensor solutions, including motor drivers, voltage regulators, display drivers, and current, position and speed sensors, into under-penetrated opportunities within industrial automation, and personal mobility, as well as green energy opportunities including renewable energy applications, like solar. According to research from Omdia and Gartner, our total sensor and power management opportunity in the industrial market will grow from approximately $2.4 billion in 2020, to approximately $3.4 billion in 2024, representing a CAGR of 8.6%.

Market Share Expansion

Within our target markets, a key element of our growth strategy is to increase share through portfolio and customer expansion. We are the market share leader in the magnetic sensor IC market, which is forecasted to be $1.9 billion in 2020. Despite our leadership position, we believe there is still considerable runway to expand our share and continue to grow this foundational business. For example, over the last five years we introduced new position sensor ICs and quickly ramped revenue in motor control applications, particularly in the ADAS market. We believe similar share growth opportunities exist in other adjacent areas of the magnetic sensor IC market.

We are also just beginning to leverage our power IC products to increase our total content within automotive and industrial applications. For example, over the last five years we introduced new power devices, including motor driver ICs, and ramped revenue in the automotive ADAS and data center markets. Our revenue in these new areas has grown approximately 50% faster than the overall growth of the BLDC motor market during the same period. We believe this is indicative of the early success of our footprint expansion strategy and the potential for significant share gains with continued execution on that strategy.

Increasing our Served Available Market

Another focus of our growth strategy is to significantly expand our served available market by using our established position in high-value automotive and industrial applications to increase our content per system. Based on our internal estimates, including the design win to revenue conversion rate that is currently on track to approximately 17% growth year over year in fiscal year 2021, we believe we have already made progress on this growth strategy. We believe the automotive market is very attractive given the rigorous quality and safety requirements that create meaningful challenges for new competitors and the significant technology shifts currently underway that are expected to dramatically increase the semiconductor content per vehicle. Industry analysts expect semiconductor content in vehicles to nearly double from 2013 to 2025. Driven by powertrain for xEV and by ADAS, electronic system content is expected to increase from 35% of the total vehicle cost in 2010 to 50% by 2030.

With the growth of semiconductor content opportunities related to xEV and ADAS penetration already accelerating, we have seen significant increases in our electronic system content per vehicle. For example:

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We average nine devices per vehicle, with as many as 80 devices in a high-end, luxury vehicle adopting early ADAS features. We believe the rapid increase in adoption of ADAS features will result in a similar increase in our average number of devices per vehicle as those features move into mid and lower-range vehicles.

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In addition, in a popular mid-sized 2020 model sport utility vehicle shipped worldwide, our content per vehicle increased by over 40% as the vehicle model transitioned from ICE to a battery EV. According to our internal estimates and third-party sources, in a standard ICE model we believe we have a total opportunity of $37 increasing up to $59 of potential content in xEV vehicles.

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Furthermore, in a mainstream North American pickup truck platform, our content per vehicle nearly tripled from 2017 to 2020 as a result of design wins for our solutions that enable smarter systems for self-park, lane assist and other related ADAS features.

There is a similar dynamic in the industrial market, where Industry 4.0, the equivalent of the Internet of Things for the factory, is revolutionizing how factories and factory equipment are designed and deployed, and the need for motor and motion control technology that is reliable and energy efficient has dramatically increased. We believe new content opportunities exist in the markets for brushless DC (“BLDC”) motors and motion sensors, where we believe our technology and performance reliability make us uniquely capable of delivering on customer expectations. In addition, as edge devices become more intelligent, they require additional sensing, motor control and power regulation. We believe our experience solving similar challenges with robust products in other markets and applications makes us well-positioned to unlock these net-new revenue opportunities as well.

Competitive Strengths

The semiconductor market is highly competitive. As a leader in sensor and power ICs, we have a strong track record of winning against both established competitors and new entrants. We believe that by effectively navigating technology transitions, maintaining close customer relationships and anticipating market trends, we have established a leadership position in the automotive market and are rapidly gaining share in our targeted industrial markets, including factory automation, data center and green energy. Our research and development investment strategy prioritizes directing our internal investment resources toward high-value, high-growth opportunities where we believe we can apply our competitive strengths to establish a leading position and defend that position over successive product generations. Our competitive strengths include the following:

Leading market positions. We are the market leader in magnetic sensor ICs. According to Omdia, in 2019, we led the magnetic sensor market with an estimated 18.2% market share. We believe that we can continue to increase our share and that our strong market presence and continued innovation in proprietary sensor and power IC technologies will enable us to establish leadership positions for new products in existing and emerging applications. For example, as a result of our sensor IC leadership in internal combustion engines (“ICE”), we have been able to establish an early footprint in the emerging HEV and EV market and in advanced driver assistance systems. Growth in electronics in these applications is outpacing total vehicle growth and contributing significantly to the increasing semiconductor content per vehicle. As a proven automotive supplier, with high application content per vehicle in internal combustion and comfort systems, we have established an early position in these high-growth ADAS and xEV applications that we believe will result in a substantial increase in our content per vehicle progressively over the next decade. Our average product life cycle is ten years or more and we believe that product longevity and our ability to compete in our target markets will enable sustained market share gains over a long period.

Established technology leadership, strong intellectual property and system-level expertise. We believe our technology leadership is based on our strong intellectual property portfolio in analog mixed-signal circuit design, our sensor and power IC process technology innovations, and our intelligent packaging expertise. Additionally, we believe our system-level knowledge resulting from close customer collaboration enables us to understand our customers’ specific system requirements and more quickly and effectively develop advanced solutions to meet their needs. For example, our innovations in Hall-effect and xMR sensor ICs include assemblies with integrated magnets and optimized silicon design to enable precise robust performance in high-temperature and high-voltage environments. To date, we believe that our competitors have not been able to duplicate the resulting performance advantage. We have expanded innovations in the field of magnetic sensor ICs to the power IC market, where our solutions are developed using our proprietary 100V-capable wafer technology, which enables the efficient integration of various power circuits and proprietary motor control algorithms into one small form factor device. This reduces the solution footprint, increases system efficiency and simplifies our customer’s motor design process, all of which represent key customer requirements. In our newly acquired photonics portfolio our ultra-miniature lasers provide an eye-safe, long-range light source that can be detected by our proprietary Indium Gallium Arsenide (“InGaAs”) photodiodes that are tightly coupled to our high accuracy, high speed, silicon read out integrated circuits (“ROICs”). We believe these innovations have created tangible performance benefits in a variety of customer end products across a broad range of applications, from traditional 12-volt internal combustion engines to 48-volt mild hybrid vehicles, autonomous vehicles, and from industrial robotics to server and data center hardware.

Broadly diversified business focused on high value customers and end markets. Given the breadth of our customer relationships worldwide, our net sales are diversified across automotive and industrial customers, sales channels and geographies. We believe this diversity contributes to our growth opportunity by providing us early access to emerging customer applications and helps us to maintain relative stability in net sales across the business cycles common to the semiconductor industry. During the most recent global recession in 2008, and now during the current COVID-19 pandemic, our regional and target market diversification enabled us to partially offset regional or customer demand weakness. For example, recently, our presence in growing, high content electric vehicle systems has helped offset reductions in automotive production generally, and we have been able to capitalize on “work-from-home” related demand for data center infrastructure and printers despite underlying general market weakness due to the impact of the COVID-19 pandemic. Diversification, particularly geographically and within the automotive industry, has enabled us to continue to invest across business cycles, pursue multiple growth opportunities and employ our research and development efforts and technology expertise across multiple products and end markets. Additionally, we believe no end customer, including those served through our distributors, exceeded 10% of our net sales during either fiscal year.

Unlike the consumer market, automotive and industrial markets are characterized by long design cycles and rigorous quality, reliability and safety testing. These end markets often support higher relative ASPs for similar technologies and longer product lifecycles. In addition, for many of our customers, we are among a limited number of suppliers qualified to compete for next generation product designs, and in many of our design wins, we are the sole supplier to the customer. This strong competitive position allows us to gain insight into the specifications for our customers’ evolving products and enables us to develop innovative solutions to meet their needs, providing us with multiple opportunities to secure continued business. In addition, our customer diversity and longstanding track record with key customers, particularly in the automotive market, provides us with a deep channel into which we can introduce new products. As a result, based on our internal metrics, we believe we have sharp visibility into, and understanding of, long-term revenue trends.

Fabless, asset-lite, scalable operations with flexible, advanced manufacturing infrastructure. Over the course of our multi-year strategic transformation, including our completion of the PSL Divestiture in March 2020, we became a fabless semiconductor company. This has contributed to improving our historical gross margins over the last four years from the 40% range to the 50% range today. Becoming a fabless semiconductor company will also enable us to develop advanced proprietary processes through partnerships with strategic contract semiconductor wafer fabrication plants (“fabs”). Wafers using our proprietary fabrication processes are very often manufactured at multiple wafer foundries, sometimes on dedicated custom tools. We believe this strategy will provide us with enhanced security of supply. Our major fab partners currently include PSL, UMC and TSMC. We believe that we have developed a flexible and efficient manufacturing model that will continue to reduce our capital requirements, lower our operating costs, enhance reliability of supply and support our continued growth in future periods.

We have successfully reduced our manufacturing footprint by approximately half over the last three years as we optimized our manufacturing capabilities in packaging through a mix of internal and external capacity. In addition, the closure of the AMTC Facility, which we expect to substantially complete by the end of March 2021, is expected to reduce our remaining manufacturing square footage by approximately an additional 45%. In addition to the implementation of our fabless, asset-light scalable manufacturing strategy we believe the forthcoming AMTC Facility closure as part of our manufacturing footprint optimization strategy will further enhance our gross margins in both the near term and in future periods. The AMPI Facility, our primary internal assembly and test facility based in Manila, Philippines, provides high-volume production capacity while facilitating the protection of our proprietary process technology, particularly for the assembly and testing of our magnetic sensor products. Additionally, we make use of other third-party assembly and second-source manufacturers for industry standard packaging. We are certified under IATF 16949:2016, the automotive sector-specific quality management system standard, and are a major supplier to Japanese automotive manufacturers, who are recognized industry-wide as having very stringent quality standards with respect to safety and reliability. We also have qualified and use external assembly and test facilities to enable flexible capacity utilization and technology access.

Well-positioned to access the Japan markets. According to WSTS, the Japan analog semiconductor market is forecasted to be $4.3 billion in 2020 and is expected to grow to $5.0 billion in 2023. Japan remains a very important geographic market for automotive and industrial suppliers and has historically been difficult to penetrate for companies headquartered outside of Japan. We have developed direct end customer relationships with market leading tier one suppliers and now have an extensive sales, distribution, technical and quality support network in Japan. Through our Japan business development and technical center, we are well positioned to directly market to and support Japanese manufacturers’ key development projects. During fiscal years 2019 and 2020, approximately 19.4% and 20.5% of our net sales, excluding wafer foundry sales, were derived from end customers in Japan, respectively. We believe we are well-positioned to expand our business in Japan, particularly in the automotive and industrial automation markets. Relationships with leading Japanese customers are particularly valuable since the solutions created for these customers are often quickly adopted by other manufacturers outside of Japan.

Experienced and established management team. Our executive management team averages over 20 years of semiconductor industry experience. We believe our team has a proven track record of operating in fast-paced, innovation-driven and values-based cultures. Our management team is committed to innovating with purpose, supporting sustainability and managing with transparency.

After over 30 years with Allegro, Ravi Vig became our President and Chief Executive Officer in 2016. During his career with us, Mr. Vig has spearheaded significant advanced technology projects, moving up through the engineering ranks to ultimately lead our magnetic sensor business where we now hold the leading market position. Under Mr. Vig’s leadership, we have undertaken a strategic transformation that includes initiatives to streamline operations, improve sales effectiveness and focus our research and development efforts with the ultimate goal of profitably accelerating growth.

We believe that our executive management team’s ability to successfully execute on our recent strategic transformation demonstrates their strong capabilities. Additionally, their experience effectively managing through various industry cycles and technology transitions provides us with steady, reliable leadership, uniquely capable of identifying strong investments, executing through change and managing for stability during market uncertainty.

Company Strategy

Our strategy is to provide complete IC solutions for our customers, innovate with purpose to build on leadership in our key markets and expand our presence to become a global leader in semiconductor power and sensing solutions for motion control and energy efficient systems in automotive and industrial applications.

Invest in research and development that is market-aligned and focused on targeted portfolio expansion. We believe that our investments in research and development in the areas of product design, automotive-grade wafer fabrication technology and IC packaging development are critical to maintaining our competitive advantage. In both the automotive and industrial markets, major technology shifts driven by disruptive technologies are creating high-growth opportunities in areas such as xEVs, ADAS, Industry 4.0, data centers and green energy applications. We believe the convergence of requirements for intelligence and energy efficiency within these emerging markets is directly aligned with our core competencies. Our knowledge of customers’ end systems has driven an expansion of our sensor IC and power solutions to enable these new technologies. By aligning our research and development investments with disruptive technology trends while undergoing a rigorous ROI review, we believe we can deliver an attractive combination of growth and profitability.

Emphasize our automotive “first” philosophy to align our product development with the most rigorous applications and safety standards. We are a leading supplier of magnetic sensor ICs for the automotive market because we have been intentional about incorporating support for the stringent automotive operating voltages, temperature ranges and safety and reliability standards into every part of our operations, from design to manufacturing. By designing our products from the ground up to operate at high temperatures and at high voltages, we have built a strong technical reputation among our automotive customers. We believe our focus on meeting or exceeding industry standards as the baseline for product development increases our opportunity in the automotive market as customers look for trusted suppliers to deliver highly reliable solutions for rapidly growing emerging markets. For example, the rise in HEVs and EVs has dramatically increased the variety and complexity of components needed to support modern powertrains. We believe our philosophy of designing for automotive safety and reliability gives us a meaningful lead over new entrants attempting to enter the automotive market by modifying existing solutions originally developed for consumer and other less demanding applications. For example, we will apply this philosophy of innovation, quality and reliability to our new photonics portfolio which supplies components into safety-critical LiDAR applications. We also believe we can use our expertise in designing for the automotive market and our expanding product portfolio to capitalize on increasing demand among industrial customers for ruggedized solutions that meet the highest quality and reliability standards. Additionally, in our experience, demand for solutions that meet or exceed stringent safety and reliability specifications supports higher ASPs and lower ASP declines over time than are typical for our industry.

Invest to lead in chosen markets and apply our intellectual property and technology to pursue adjacent growth markets. We intend to continue to invest in technology advancements and our intellectual property portfolio to maintain the number one market share position in magnetic sensor ICs and achieve leadership positions in power ICs within our target markets. We believe we can maximize our investments by leveraging our proven technology and existing research and development, sales and support efforts to take advantage of synergistic opportunities in new, adjacent growth markets. For example:

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We target our patented sensor IC, photonics, and power-related intellectual property to address increasing electronics content in automotive applications. According to industry experts, total semiconductor content per vehicle is expected to double from approximately $312 in 2013 to approximately $652 in 2025. Contributing to this growth is the increasing adoption of electric powertrains and advanced safety systems for semi-autonomous and autonomous vehicles, both of which experts expect will exceed the overall automotive growth rate.

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We are investing in advanced current sensor IC and sensor-less motor control technologies to target industrial solar and data center applications where we believe the trend towards increasing energy efficiency provides an opportunity to apply our rich history of innovation to rapidly gain share and accelerate our growth.

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And finally, we are aligning our application domain knowledge, sensor design skills and power management and motor control algorithm expertise to capitalize on the trend towards increasing automation inherent in the Industry 4.0 transformation, where Gartner forecasts semiconductor content will grow by a CAGR of 11.6% from 2020 to 2024.

We believe our strategy of leveraging our known capabilities to target adjacent growth markets will enable us to achieve higher returns on our research and development investments.

Expand our sales channels and enhance our sales operations and customer relationships. We sell our products globally through our direct sales force, distributors and independent sales representatives. Our global sales infrastructure is optimized to support customers through a combination of key account managers and regional technical and support centers near customer locations. These centers enable us to act as an extension of our customers’ design teams, providing us with key insights into product requirements and accelerating the adoption and ramp up of our products in customer designs. We intend to continue strengthening our relationships with our existing customers while also enabling our channel partners to support demand creation and fulfillment for smaller broad-based industrial customers. We believe we will be able to further penetrate the industrial market and efficiently scale our business to accelerate growth by enabling our channel to become an extension of our demand generation and customer support efforts.

Continue to improve our gross margins through product innovation and cost optimization. We strive to improve our profitability by both rapidly introducing new products with value-added features and reducing our manufacturing costs through our fabless, asset-lite manufacturing model. Over the last four years, we have improved our gross margin from the 40% range historically to the 50% range. We expect to continue to improve our product mix by developing new products for growth markets where we believe we can generate higher ASPs and/or higher gross margins. We also intend to further our relationships with key foundry suppliers to apply our product and applications knowledge to develop differentiated and cost-efficient wafer processes and packages. We believe we can reduce our manufacturing costs by leveraging the advanced manufacturing capabilities of our strategic suppliers, implementing more cost-effective packaging technologies and leveraging both internal and external assembly and test capacity to reduce our capital requirements, lower our operating costs, enhance reliability of supply and support our continued growth. We believe the forthcoming AMTC Facility closure as part of our manufacturing footprint optimization strategy will further enhance our gross margins in both the near term and in future periods. We intend to continue to choose the industry’s leading manufacturing partners to maintain the quality of our products for the automotive market, to ensure continuity of supply and to best protect our intellectual property.

Pursue selective acquisitions and other strategic transactions. We evaluate and pursue selective acquisitions and transactions to facilitate our entrance into new applications, add to our intellectual property portfolio and design resources, and accelerate our growth. From time to time, we acquire companies, technologies or assets and participate in joint ventures when we believe they will cost effectively and rapidly improve our product development or manufacturing capabilities or complement our existing product offerings. For example, our August 2020 acquisition of Voxtel, Inc. and its affiliate LadarSystems, Inc. brings together Voxtel’s laser and imaging expertise and our automotive leadership and scale to enable what we believe will be the next generation of ADAS sensing solutions.

Maintain commitment to sustainability. We intend to continue to innovate with purpose, addressing critical global challenges related to energy efficiency, vehicle emissions and clean and renewable energy with our sensing and power management product portfolio. In addition, we strive to operate our business in a socially responsible and environmentally sustainable manner, and we strive to maintain a commitment to social responsibility in our supply chain and disclosure of the environmental impact of our business operations.

Company Products and Solutions

Our product portfolio includes over 1,000 products across a range of high-performance analog mixed-signal semiconductors and photonic components. During fiscal years 2019 and 2020, and the nine-month period ended December 27, 2019, 58.6%, 57.9% and 57.9% of our net sales were derived from IC-sensor-related products and 26.3% and, 25.5% and 26.1% were derived from power IC-related products, with the remainder of our net sales in each fiscal period were derived from sales of wafer foundry products and our distribution of Sanken products. During the nine-month period ended December 25, 2020, sales of sensor IC-related products and power IC-related products accounted for 64.6% and 35.2% of our net sales, respectively.

Our magnetic sensor IC, power IC and photonics solutions address three main electronic system functions—sense, regulate and drive. We apply our deep technology know-how to deliver:

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Sensing of speed, position, current and 3D distance imaging to improve vehicle fuel efficiency and CO2 emissions, enable safer cars through object detection (ADAS “sense”) and collision avoidance (ADAS “act”), and enhance factory automation and green energy systems;

•	Regulation of systems to improve safety, improve power efficiency and ultimately reduce solution size; and

•	Driving motors through our advanced, proprietary algorithms that provide industry leading reliability and energy efficiency, with minimal audible noise and vibration.

Magnetic Sensor ICs

We offer what we believe to be the industry’s leading portfolio of integrated magnetic sensor ICs. Our solutions are based on our monolithic Hall-effect and xMR technology that allows customers to develop contactless sensor solutions that reduce mechanical wear and provide greater measurement accuracy and system control. Our portfolio of magnetic sensor ICs includes the following:

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Position Sensor ICs: Position sensor ICs provide an analog or digital voltage output that measures the intensity of a magnetic field, thereby establishing a precise position. In automotive applications, our position sensor ICs are used to improve safety applications such as seatbelt detection, ADAS applications such as advanced power steering and braking systems, ICE powertrain systems such as clutch and fork position in advanced transmissions, and mild HEV powertrain systems such as the shaft position of a starter generator.

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Speed Sensor ICs: Speed sensor ICs detect and process the magnetic fields created by a rotating gear tooth or ring magnet with the output being a digital reading proportional to speed. These sensor ICs are used in camshaft/crankshaft and transmission systems and employ proprietary algorithms to reduce CO2 emissions and improve fuel economy of combustion engines.

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Current Sensor ICs: Current sensor ICs provide output signals proportional to the overall strength of a magnetic field created by a current carrying conductor. Current sensor ICs are used to improve energy efficiency in a broad range of applications, from xEV powertrain, industrial motors, and solar inverters to refrigerators and air conditioners.

Power ICs

Our power IC portfolio is comprised of high-temperature and high-voltage capable motor driver ICs, regulator power management ICs and LED driver ICs, which allow our customers to design safer, smaller and more power-efficient systems. We employ embedded algorithms that simplify system-level design, reduce audible noise, and increase start-up reliability in BLDC motors and fans. Our portfolio of power ICs includes the following:

•	Motor Driver ICs: Motor driver ICs contain the power drivers and the sequencing logic to drive the coils of a variety of motors. Our motor driver ICs utilize embedded algorithms to improve energy efficiency and motion control in HEV and EV systems, automotive fans and pumps, data center cooling fans, robotics and home appliances.

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Regulator and LED Driver ICs: As the industry transitions to more highly integrated products, our portfolio of regulator ICs, and power management ICs (“PMICs”) is used extensively in under-hood automotive ADAS and powertrain systems. Our LED driver ICs and modules are used in smart lighting systems to improve system safety, efficiency and size.

Photonic and 3D Sensing Components for LiDAR Applications

Through our acquisition of Voxtel, we provide photonic and advanced 3D imaging components for use in eye-safe, medium and long-range industrial and automotive LiDAR applications. Our photonic components include high-performance avalanche photodiodes and photodiode arrays, ultra-miniature, eye-safe, diode-pumped solid-state (“DPSS”) lasers, laser rangefinders, and custom ROICs, such as time-of-flight ICs (“TOF”). Our components operate within the near-infrared (“NIR”) and short-wavelength infrared (“SWIR”) wavelength ranges. We maintain vertical technology integration with a breadth of internally developed technologies, allowing us to rapidly innovate and deliver high-performance solutions. In addition to the laser technology, Voxtel’s capabilities are its InGaAs Avalanche Photodiode (“APDs”) and APD photoreceivers—highly-sensitive in the important eye-safe region around 1550 nanometers (“nm”), which is an initiative that is gaining momentum across the industry. This technology enables images to be obtained over a wide range of weather conditions, over a long distance, and over a wide field of view using a laser that does not pose an ocular hazard. The combination of these highly sensitive detectors and high-peak-power eye-safe lasers, combined with Voxtel’s custom integrated circuits and electro-optical packaging expertise, allows for cost-effective, compact laser-ranging and 3D-image sensing. In addition, Voxtel holds 38 U.S. patents, representing a comprehensive LADAR/LiDAR photonic technology suite. Our suite of industry leading, eye-safe technologies provide the photonic foundation for long-range automotive scanned LiDAR (object detection up to 200 meters or more) or medium-range FLASH LiDAR systems.

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Photodiodes: Our APDs are used in detecting and processing the laser signal in LiDAR applications. Our InGaAs APDs are highly sensitive, enabling images to be obtained at a long distance and wide field of view using an eye-safe laser.

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Eye-safe Lasers and Rangefinders: Our miniature erbium-glass DPSS lasers allow for eye-safe operation at wavelengths between 1500 and 1600 nm, delivering short, high-energy pulses, with diffraction-limited beam quality and low divergence, allowing for long-distance ranging. Additionally, these lasers are much smaller and more cost efficient than the fiber lasers used in many current LiDAR systems.

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Readout Integrated Circuits (ROIC): Our silicon ROICs include low-noise, high speed analog and digital circuits including proprietary analog-to-digital converters (ADCs) and time-to-digital converters (TDCs) required for high performance time-of-flight (TOF) measurements. We tightly integrate our ROICs with our photodiodes using advanced assembly techniques required to achieve accurate distance measurements in LiDAR systems.

Examples of our IC products and their applications in end markets are set forth in the following table.

	Automotive Market IC Solutions	Industrial Market IC Solutions	Other Market IC Solutions
PRODUCTS	• Current sensors • Position sensors • Speed sensors • LED drivers • Motor drivers • Regulators and PMICs • Photonics and 3D sensing ICs	• Current sensors • Position sensors • Speed sensors • LED drivers • Motor drivers • Regulators • Photonics and 3D sensing ICs	• Current sensors • Position sensors • Motor drivers • Regulators

APPLICATIONS

•  Engine management and transmission systems

•  Electric motor powertrain and charging systems for xEV

•  ADAS, active safety, including steering and braking systems

•  Automotive LiDAR

•  Comfort and convenience including in-cabin motors, HVAC, infotainment, LED lighting

•  Passive safety including seatbelt switches, wipers, door/window sensors, seat position, suspension

•  Industry 4.0/Factory automation equipment

•  Industrial motors

•  Smart home/IoT

•  Cloud computing/data center

•  Wireless infrastructure

•  Personal mobility

•  Green energy applications

•  Industrial LiDAR / Rangefinders

• Gaming • PC printers and peripherals • Personal electronics • Energy Star household appliances including white goods

Sustainability Efforts

We strive to develop intelligent solutions that move the world toward a safer and more sustainable future. Our ICs address global challenges related to CO2 emissions, energy efficiency and clean, renewable energy in a variety of applications, for example:

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Reduced vehicle emissions and improved fuel economy for internal combustion engines. Our magnetic speed sensor ICs are used in combustion engines to reduce CO2 emissions and improve fuel economy by providing gear speed and position information necessary to improve engine performance. For example, we are a leading provider of specialized crankshaft speed sensor ICs needed to operate the stop/start engine systems designed to reduce emissions through improved efficiency. Our magnetic speed and position sensor ICs, motor driver ICs, and PMICs are used in advanced, high efficiency vehicle transmissions. These ICs sense the position of gears and clutches, regulate power to the sensors and control electronics, and drive the actuators needed to operate high efficiency 8 to 10 speed transmissions.

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Energy efficiency in hybrid and fully electric vehicles. Our “lossless” magnetic current sensor ICs are used to accurately measure and control electric current flowing in xEV powertrains, improving the energy efficiency of the electric vehicle. In many electric cars, ten to twenty total current sensor ICs are used in vehicle inverter, DC/DC converter, and on-board-charging systems. In addition, our power IC products improve energy efficiency and motion control in mild hybrid cars, where our 100-volt wafer technology is ideal for use when driving 48-volt motors or powering electronics from the internal 48-volt battery.

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Renewable and smart energy applications. Our magnetic current sensor ICs with embedded high voltage isolation are used extensively in power conversion and inverter applications in solar and wind energy generation. In addition, our angle sensor ICs and motor driver ICs play a key role in the mechatronic systems used to optimize the alignment between solar panels and the changing position of the sun, for example. Our products also provide a non-intrusive, reliable, high precision and low-cost way to measure power in power monitoring applications.

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Energy efficiency in next generation infrastructure. Our power IC products, such as motor driver ICs, are used extensively in data center cooling fan applications. In addition, our magnetic current sensor ICs help improve energy efficiency and minimize energy losses in data center power supplies and power amplifiers in 5G telecom systems. We expect the transition from 12-volt to 48-volt power architectures in data center and 5G telecom markets will continue to require energy-efficient, high voltage power and sensor IC solutions to achieve necessary levels of energy efficiency.

We are committed to a values-based culture that places high importance on running our business in a more sustainable and safe manner. We are a member of the Responsible Business Alliance, dedicated to social responsibility in supply chain. We also actively manage the carbon footprint of our operations and participate in the Carbon Disclosure Project to disclose our carbon emissions. We also strive to adhere to international standards and regulations regarding manufacturing and business procedures and product composition.

Sales, Marketing and Customer Support

We sell our products worldwide through multiple sales channels, including through our direct sales force and through distributors and independent sales representatives, which resell our products to numerous end customers. Approximately 27.4% and 25.2% of our net sales in fiscal years 2019 and 2020, respectively, were made to distributors, excluding our relationship with Sanken in Japan. Our distribution relationship with Sanken in Japan accounted for 16.8% and 17.3% of our net sales in fiscal years 2019 and 2020 and fulfills demand from major Japanese tier one automotive and industrial manufacturers. On a pro forma basis, after giving effect to the PSL Divestiture and the transfer of the Sanken products distribution business to PSL, our total net sales for fiscal year 2020 by geography on a percentage basis were balanced between the Americas, EMEA, Japan and Asia (excluding Japan), accounting for approximately 19%, 20%, 21% and 40% of our total net sales, respectively. We maintain sales and technical support offices throughout Europe, Asia (including Japan) and the Americas.

Our direct sales force and applications engineers provide our customers with specialized technical support. We believe that maintaining a close relationship with our customers and serving their specific technical needs improves their level of satisfaction and enables us to anticipate and influence their future product needs. We provide ongoing technical training to our distributor and sales representatives to keep them informed of our existing and new products.

We maintain an internal marketing organization that is responsible for increasing our brand awareness and promoting our products to prospective customers. This includes the creative management of our website, market research and analytics, and development of demand generation strategies and materials such as product announcements, press releases, brochures, training and videos, as well as securing thought leadership through published technical and trend articles and advertisements, and active engagement in key industry events.

Customers

We sell our products to major global OEMs and their key suppliers, primarily in the automotive and industrial markets. We sold to more than 10,000 end customers, directly and through distributors, during each of fiscal year 2019 and 2020. Approximately 48.8% of our net sales during each of fiscal years 2019 and 2020, respectively, were derived from sales to our top twenty customers. We believe no end customer, including those served through our distributors, exceeded 10% of our net sales during either fiscal year.

Research and Development Strategy

We are a technology company and believe that our future success depends on our ability to rapidly develop and introduce differentiated new products in our target markets. As a result, we are committed to investing in our process and product development capabilities and focusing our engineering efforts on designing and introducing new application-specific products, developing new semiconductor process technologies, enhancing design productivity and evaluating new technologies. Our research and development investments are subject to a rigorous ROI review to ensure alignment with our growth and profitability targets. We believe that by effectively applying these resources, we have developed proprietary innovations and intellectual property that will give us an early lead in our target markets and will enable accelerated growth over time.

Over the last ten years, we believe we have been instrumental in achieving fundamental developments that have enabled a number of key technology transitions in the automotive and industrial markets. We believe we are one of very few suppliers in the semiconductor industry to integrate proprietary motor control algorithms into our motion control devices to achieve optimized BLDC motor performance, we remain one of the only suppliers that has developed multiple packaging technologies capable of operating up to 175 degrees Celsius and including passive components that simplify customer module assembly, and we were one of the first in our industry to develop automotive grade xMR technology on silicon wafers, which enabled breakthrough advances in product performance. This advanced technology is a key enabler across all of our strategic focus areas in the automotive and industrial markets. According to Omdia, 30% of the automotive safety market is expected to transition to xMR over the next five years, positioning us well to capitalize on increasing adoption.

We augment our internally generated intellectual property through a mix of licensed intellectual property, partnering with industry experts, and through acquisition. For example, we acquired our photonics portfolio which provides us with advanced laser and photodetector technology.

Our global team of highly skilled engineers has extensive semiconductor development experience, including expertise in analog design, test and process technology. As of December 25, 2020, we had approximately 509 employees dedicated to research and development, with centers in the United States, Europe, South America, Japan and India. Our engineering team has contributed to a nearly 65% increase in our intellectual property portfolio over the last three years, further strengthening our position in our target markets.

We have also made significant investments in our core engineering capabilities, including improvements in tools to support greater engineering efficiency, electrical component modeling, magnetic performance modeling and thermal distribution modeling. We believe these improved tools enable us to more accurately predict the performance of our designs, resulting in improved time-to-market for our products and satisfaction of our customers.

Our focus on meeting or exceeding the stringent automotive market safety and reliability requirements is fundamental to our research and development process. We anticipate that we will continue to make research and development investments in order to enhance our leadership position and expand our markets with innovative, high-quality products and services (as exemplified through our acquisition of Voxtel). In addition, our board of directors recently established an R&D committee, whose purpose is to provide guidance to management on various technological choices and research and development priorities to assist in implementing our strategic direction.

Process and Packaging Technology

Our product and technology development engineers have long-established expertise in designing analog power ICs, magnetic sensor ICs, and photonics components using proprietary semiconductor process technologies and intelligent packaging. We consider these capabilities to be strategically important because they allow us to create complete system products and highly integrated solutions that meet the quality and robustness requirements of our most stringent automotive customers and applications. These have the benefit of advancing the feature, function and cost of ownership of our devices relative to those of our competitors. For example, we recently released a unique 100V- and 175 degree Celsius capable BCD wafer technology designed to handle automotive voltage and temperature transients while also integrating high-density logic circuits and EEPROM memory to enable configurable and embedded algorithms, and various Hall-effect and xMR transducer technology on the same silicon wafer. These technologies are fundamental to the transition from 12-volt to 48-volt power supply required in the rapidly emerging mild HEV and EV markets, and to the next generation of ADAS systems. We are in the process of applying these capabilities to the industrialization of our ultra-miniature lasers and advanced semiconductor photodiodes.

Different processes produce devices that have performance attributes that are suitable for specific applications. In choosing the process technology to be used to manufacture a new product, we seek to optimize the match between the process technology and the desired performance parameters of the product for our customers. Our current strategic semiconductor process innovations include the following:

Automotive Quality and Safety

We have developed, characterized and qualified our wafer and package technologies to meet or exceed the rigorous automotive requirements that our customers demand. Robust development processes and guidelines have resulted in devices capable of exceeding the requirements of AEC Q100 Automotive Grade 0 of 150 degrees Celsius and our field failure rates are consistent with or better than customer requirements.

Integrated Transducers

One of our fundamental innovations is the integration of magnetic transducers and CMOS circuitry into one piece of silicon to create a complete, fully integrated system. Hall-effect elements are implanted in silicon providing robust and low noise solutions that are optimized for stress and temperature effects. Thin film, high-resolution xMR transducers are deposited directly on top of the CMOS circuitry creating a more reliable solution than multi-chip solutions by reducing interconnects and solution area. To achieve the highest level of Automotive Safety Integrity Level (“ASIL”), we are able to integrate xMR and Hall-effect transducers onto the same silicon to produce heterogeneous solutions capable of performing reliably in the most demanding automotive environments.

High Voltage Technology

Our intellectual property developed over years of experience in automotive applications includes advanced mixed-signal integration of high-voltage solutions with our high-precision analog designs. Our proprietary ABCD10 process allows power structures and motor control electronics to exist on the same silicon substrate as the processing intelligence, a significant innovation. This enables a number of application-specific advancements, including taking the complex algorithm development in motor drives into the IC, vastly reducing our customers’ design complexity and creating the most efficient and quiet solutions in the market. Similar benefits exist for our sensor products through monolithic integration of transducers with precision analog circuits and intelligent signal processing on a high-voltage IC that can be powered from a 12-volt vehicle battery.

Advanced, Small Form Factor Integrated Packages

We continue to combine circuit design and process innovation with novel packaging solutions that improve performance and reliability while reducing solution footprint and our customers’ cost of ownership. Two decades of sensor package innovation have led to the development of a family of integrated systems in a package (“SiP”) for magnetic speed and current sensor ICs as well as power systems. By integrating the magnet and passive components in a single body, we are able to offer inventive magnetic sensors that reduce our customers’ needs to design complex magnetic models and solve electrical interference issues with external printed circuit boards (“PCBs”) or custom lead frames. The current sensors integrate specially designed lead frames to allow a high-precision, factory programmed single package solution that provides a unique low loss and high-voltage isolation product and can sense current for products plugged directly into a household electrical outlet. Years of design and manufacturing refinement have led to the latest generation of power products that integrate passive components and power delivery into small packages to reduce PCB footprint and reduce noise in high-power systems. We also believe we are one of only a few companies in our industry that have developed a broad portfolio of packages that are suitable for operation in automotive environments and 175-degree Celsius temperatures. Our ultra-miniature laser modules combine advanced laser diodes and optics in a small form factor that outputs up to 3 milli-Joules of laser power for flash LiDAR systems.

Intellectual Property

We consider the strength of our intellectual property portfolio to be a significant competitive advantage. Our intellectual property includes patented inventions, trade secrets, accumulated technical knowhow and trademarks. We seek to protect our proprietary technology by requiring our employees to execute confidentiality and nondisclosure agreements and invention assignment agreements whereby employees assign to us the rights to inventions made by them in the course of their work for Allegro. We also require third parties such as customers and suppliers to sign nondisclosure agreements prior to the disclosure of any proprietary information. Even though we take these reasonable steps, there can be no assurance that our confidentiality and nondisclosure agreements will not be violated or that we will have adequate remedies should such violations occur.

Our engineering team has contributed to a nearly 65% increase in intellectual property portfolio over the last three years, further strengthening our position in our target markets. As of December 25, 2020, we owned 1,080 patents, including 576 active U.S. patents (with expiration dates between 2021 and 2039), with an additional 383 pending patent applications, including 163 U.S. patent applications.

We market our products worldwide under the “Allegro” name. We either hold or have applied for trademarks in all jurisdictions where we do significant business.

We cannot guarantee that any of our pending patent or trademark applications will be granted, that our current or subsequently issued patents or trademarks will be effective to protect our intellectual property rights, that any of our pending patent applications will result in issued patents, that any of our intellectual property rights will provide us with any meaningful competitive advantages, or that others will not infringe, misappropriate or violate our intellectual property rights. In addition, while there is no active litigation involving any of our patents or other intellectual property rights, we may be required to enforce or defend our intellectual property rights against third parties in the future. See “Risk Factors—If we are unable to protect our proprietary technology and inventions through trade secrets, our competitive position and financial results could be adversely affected” and “Risk Factors—Our ability to compete successfully depends in part on our ability to commercialize our products without infringing the patent, trade secret or other intellectual property rights of others” for additional information regarding these and other risks related to our intellectual property portfolio and their potential effect on us.

Competition

The semiconductor industry, particularly the market for high-performance analog mixed-signal semiconductors, is highly competitive. Although no one company competes with us across all of our product lines, we face significant competition within each of our business areas from both domestic and international semiconductor companies. Our primary magnetic sensor and power IC competitors are other semiconductor design and manufacturers, such as Analog Devices, Infineon, Maxim Integrated, Melexis, Monolithic Power Systems, TDK Micronas, and Texas Instruments.

Our ability to compete successfully against these companies depends on elements both within and outside of our control. Some of our competitors have substantially greater financial, technical, marketing and management resources than we have. These competitive advantages may enable them to respond more quickly to new or emerging technologies or changes in customer requirements, or better position them to withstand adverse economic or market conditions.

We believe we can successfully compete against these organizations in our target markets by leveraging our design expertise, market leadership position, proprietary manufacturing processes, custom packaging capabilities and close customer relationships. In addition, we compete in our target markets to varying degrees on the basis of a number of competitive factors, including:

•	time to market;

•	system and application expertise;

•	product quality and reliability;

•	quality systems and support;

•	product features and performance;

•	proprietary technology;

•	production capacity; and

•	solution price.

We believe we currently compete favorably with respect to these factors. However, we cannot assure you that our products will continue to compete favorably or that we will be successful in the face of increasing competition from new products and enhancements introduced by existing competitors or new competitors entering our markets. See “Risk Factors—Risks Related to our Business and Industry—We face intense competition and may not be able to compete effectively, which could reduce our market share and decrease our net sales and profitability.”

Manufacturing, Operations and Facilities

Our operations are primarily conducted at the locations shown below. Our subsidiary, Allegro MicroSystems Philippines Inc., in Manila, Philippines, operates our primary internal assembly and testing facility. Our corporate headquarters is located in Manchester, New Hampshire.

Facility	Functions	Facility Size	Status
Manila, Philippines	Manufacturing –Assembly, Test, Finish	Approximately 370,000 square feet	Facility-Owned, Land (Subject to 9 coordinated leases, the longest of which has a 50-year term (and a 25-year renewal option))

Saraburi, Thailand	Manufacturing – Assembly, Test, Finish	Approximately 210,000 square feet	Owned (Anticipated closure March 2021)

Manchester, NH	Corporate Headquarters, Research and Development, Administrative	Approximately 120,000 square feet	Owned

Marlborough, MA	Research and Development, Administrative	Approximately 50,000 square feet	Leased (10-year lease expires in 2028)

We also lease design and applications support centers in the Americas, Asia and Europe. Our decision to open and maintain additional design centers is based on several factors, including the ability to employ talented engineers at efficient costs and to better serve our local customer base.

Our manufacturing strategy consists of a combined internal and external sourcing strategy. This strategy enhances security of supply by providing both internal and external capacity at each stage of the manufacturing process, and has enabled us to reduce our capital requirements, reduce our fixed costs, obtain additional capacity to meet customer needs in periods of high demand and establish wafer process technology collaborations.

Following our completion of the PSL Divestiture in March 2020, we have transitioned to a fabless business model, which we believe will provide us with enhanced security of supply and manufacturing flexibility. In connection with this transaction, we entered into an amendment to our Wafer Foundry Agreement with PSL to provide for a minimum wafer purchase obligation by us to PSL during the initial three-year term of the agreement, as described elsewhere in this prospectus under “Certain Relationships and Related Party Transactions—The Divestiture Transactions—Wafer Foundry Agreement.” Our other fab partners currently include United Microelectronics Corporation and Taiwan Semiconductor Manufacturing Company. Other than the Wafer Foundry Agreement, we do not have long-term supply agreements in place with our third-party wafer fabrication partners or other suppliers, and we purchase products on a purchase order basis.

The AMPI Facility is our primary internal assembly and testing facility for our sensor and power products, with packaging capabilities and quality standards that meet stringent automotive safety and reliability specification requirements. We also supplement the assembly capabilities of the AMPI Facility with subcontractors throughout Asia, and approximately 50% of our assembly is outsourced today compared to 56% in fiscal 2019.

While our principal test operations are performed at the AMPI Facility, additional test capabilities are available at our Manchester, New Hampshire facility.

We are committed to manufacturing products of the highest quality and performance. We strive to have a “zero-defect” quality culture focused on meeting or exceeding demanding high-temperature automotive quality standards. We strive to comply with industry standards such as IATF 16949:2016 (the automotive sector-specific quality management system standard) and ISO 14001 (a voluntary standard for environmental management published by the International Standards Organization), and we also strive to comply with ISO 26262 ASIL product development standards, RoHS (an EU standard relating to use of certain hazardous substances in products) and similar environmental product requirements. Leading global automotive, industrial, and consumer manufacturers regularly audit our facilities for compliance with these standards as well as with their own customer-specific standards. We are also members of the Responsible Business Alliance, the world’s largest industry coalition dedicated to corporate social responsibility in global supply chains and, in conjunction with our sustainability efforts, we participate in the Carbon Disclosure Project, a global environmental disclosure system designed to enable companies and governments to disclose and manage their carbon emissions.

Employees

As of December 25, 2020, we employed 3,968 full-time employees, including 509 in research and development, 3,049 in manufacturing (the overwhelming majority located in Asia), 199 in sales and marketing and 211 in general and administrative. We consider our relationship with our employees to be good. We have never experienced a labor-related work stoppage. None of our employees is either represented by a labor union or subject to a collective bargaining agreement.

Legal Proceedings

We are currently not a party to any material legal proceedings. We may from time to time become involved in litigation relating to claims arising from our ordinary course of business. These claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

Environmental and Occupational Health and Safety Regulation

Our operations are subject to various federal, state, local, international and non-U.S. laws and regulations governing pollution and environmental protection, including those relating to the release, storage, use, discharge, handling, generation, transportation, disposal, and labeling of, and human exposure to, hazardous and toxic materials, product composition and the investigation and cleanup of contaminated sites, including sites we currently or formerly owned or operated, due to the release of hazardous materials, regardless of whether we caused such release. In addition, we may be strictly liable for joint and several costs associated with investigation and remediation of sites at which we have arranged for the disposal of hazardous wastes if such sites become contaminated, even if we fully comply with applicable environmental laws and regulations. We are also subject to various federal, state, local, international and non-U.S. laws and regulations relating to occupational health and safety. Any failure on our part to comply with these laws and regulations may subject us to significant fines or other civil or criminal costs, obligations, sanctions or property damage or personal injury claims, or suspension of our facilities’ operating permits. In addition, in the event of an incident involving hazardous materials, we could be liable for damages and such liability could exceed the amount of any liability insurance coverage and the resources of our business. Compliance with current or future environmental and occupational health and safety laws and regulations could restrict our ability to expand our business or require us to modify processes or incur other substantial expenses which could harm our business.

We face increasing complexity in our product design and procurement operations due to the evolving nature of environmental laws regulations and standards, as well as specific customer requirements. These laws, regulations and standards have an impact on the material composition of our products entering specific markets. For example, the EU adopted RoHS in 2003 and continues to develop evolving compliance standards, with its most recent restrictions announced as part of RoHS 3, which took effect in July 2019. The EU also adopted the European Regulation on Registration, Evaluation, Authorization and Restriction of Chemicals (“REACH”) in

2007, which calls for the progressive substitution of dangerous chemicals in manufacturing. In 2006, China first published its RoHS, the Administrative Measures on the Control Of Pollution Cause by Electronic Information Products. This regulation was revised in 2016 when China enacted the Administrative Measures on the Restrictions of the Use of Certain Hazardous Substances in Electrical and Electronic Products Regulations (“China-RoHS”), which expanded the scope of the 2006 RoHS and is designed to restrict additional hazardous substance in certain electrical and electronic products. In addition, any business selling products to consumers in California containing certain listed chemicals or substances is subject to California Proposition 65 (officially known as the Safe Drinking Water and Toxic Enforcement Act of 1986), which requires disclosure of the listed chemical and potential health risks. In addition to these regulations and directives, we may face costs and liabilities in connection with product take-back legislation, which holds manufacturers responsible for the collection and proper disposal of their products discarded by their customers.

Although we incur costs to comply with the provisions discussed above and other applicable federal, state, local, international and non-U.S. laws and regulations relating to environmental protection in the ordinary course of our business, such costs have not materially affected, and are not presently expected to materially affect, our capital expenditures, earnings or competitive position.

MANAGEMENT

Executive Officers and Directors

The following sets forth, as of the date of this prospectus, information regarding our executive officers and directors as of the date of this prospectus.

Name	Age	Position(s)
Executive Officers
Ravi Vig	60	President and Chief Executive Officer, Director
Paul V. Walsh, Jr.	56	Senior Vice President, Chief Financial Officer and Treasurer
Christopher E. Brown	53	Senior Vice President, General Counsel and Secretary
Michael C. Doogue	45	Senior Vice President of Technology and Products
Max R. Glover	39	Senior Vice President of Worldwide Sales
Thomas C. Teebagy, Jr.	61	Senior Vice President of Operations and Quality
Directors
Yoshihiro (Zen) Suzuki	62	Director, Chairman of the Board
Andrew Dunn	41	Director
Noriharu Fujita	70	Director
Reza Kazerounian	63	Director
Christine King	71	Director
Richard Lury	73	Director
Joseph Martin	73	Director
Paul Carl (Chip) Schorr IV	53	Director
Hideo Takani	62	Director

Executive Officers

Ravi Vig has served as our Chief Executive Officer and as a member of our board of directors since 2016. Mr. Vig joined Allegro in 1984 as an Analog Design Engineer and then as a Design Manager. Mr. Vig helped to launch the company’s magnetic sensor IC business. Mr. Vig later spearheaded the marketing effort for these innovative products, where he became the Vice President of our Sensors Business Unit. Mr. Vig has also served as the Senior Vice President of Business Development, responsible for our sensor and power IC businesses. Prior to being named President and Chief Executive Officer in 2016, Mr. Vig served as our Chief Operating Officer. Mr. Vig holds over 50 U.S. patents in the areas of sensors and semiconductors. Mr. Vig serves as a Trustee for the Committee for Economic Development, a nonprofit, nonpartisan, business-led public policy organization. Mr. Vig received a B.S. in Electrical Engineering from Rutgers University in 1982 and an M.S. in Engineering from Dartmouth College in 1984. Mr. Vig received an M.B.A. from Southern New Hampshire University in 1991 and completed the Global Executive Leadership Program at Yale University in 2017. We believe Mr. Vig’s experience and insight, acquired through his numerous years of service, including as our Chief Operating Officer and our President and Chief Executive Officer, make him well qualified to serve as a member of our board of directors.

Paul V. Walsh, Jr. has served as our Senior Vice President – Chief Financial Officer and Treasurer since he joined Allegro in April 2014. Prior to joining Allegro, Mr. Walsh served as the Chief Financial Officer for Rocket Software from 2013 to 2014. From 2004 to 2013, Mr. Walsh was employed at Silicon Laboratories, a publicly traded global technology company that designs and manufacturers semiconductors, other silicon devices and software and served in various senior financial leadership roles, including as the Senior Vice President, Chief Financial Officer from 2011 to 2013 and Vice President, Chief Accounting Officer from 2007 to 2011. Mr. Walsh also served as Silicon Laboratories’ Interim Chief Financial Officer in 2006. Mr. Walsh served on the board of directors for Nitero, a venture-backed startup semiconductor company, from 2012 to 2015. Mr. Walsh served as the Audit Committee Chair of Grande Communications, a broadband communications provider of cable and internet services, from 2008 to 2010. During his career, Mr. Walsh has held various finance and operations positions at Perkin Elmer, Teradyne and Analog Devices. Mr. Walsh received his B.S. in Mechanical Engineering from the University of Maine in 1986 and an M.B.A. from Boston University in 1992. Mr. Walsh also received a Graduate Certificate in Accountancy from Bentley College in 1996. Mr. Walsh passed the CPA exam in 1997.

Christopher E. Brown has served as our Senior Vice President, General Counsel since he joined Allegro in May 2020 and as our Assistant Secretary since November 2020. Prior to joining Allegro, Mr. Brown served as Executive Vice President and Chief Counsel of Finisar Corp., a manufacturer of components for optical networking and consumer 3D sensing applications, from 2008 to 2019. Mr. Brown also served as the General Counsel of Optium Corporation, a manufacturer of components for telecom optical networking applications from 2006 to 2008. Prior to his time as the General Counsel of Optium, Mr. Brown was a partner at the law firms of Goodwin Procter LLP and McDermott Will & Emery LLP. Mr. Brown received a B.A. in Economics from the University of Massachusetts-Amherst in 1989 and a J.D. from Boston College Law School in 1996.

Michael C. Doogue has served as our Senior Vice President—Technology and Products since 2019. Mr. Doogue joined Allegro in 1998 as a Design Engineer facilitating the development of Allegro’s innovative speed and current sensor ICs. Mr. Doogue has also served in various leadership positions at Allegro, including as Design Manager from 2002 to 2006, Director of Strategic Marketing from 2006 to 2011, Business Unit Director of Linear Current Sensors from 2011 to 2016 and as Vice President of Advanced Sensor Technologies from 2016 to 2019. Mr. Doogue holds over 70 U.S. patents in the areas of sensors and semiconductors. Mr. Doogue received a B.A. in Physics from Colby College in 1997 and a B.E. in Electrical Engineering from Dartmouth College in 1998. In 2007, Mr. Doogue completed the Stanford Executive Program at the Stanford University Graduate School of Business.

Max R. Glover has served as our Senior Vice President—Worldwide Sales since he joined Allegro in 2019. Prior to joining Allegro, Mr. Glover served as the General Manager of the Automotive Sales Group at Intel Corporation, a computing, networking, data storage, and communications solutions company from 2016 to 2019. Mr. Glover also served as Intel Corporation’s Director of Sales from 2013 to 2016, and also served in various leadership, sales, marketing and engineering roles from 2001 to 2013. Mr. Glover received a B.S. in Electrical Engineering from the University of Cincinnati in 2004.

Thomas C. Teebagy, Jr. has served as our Senior Vice President—Operations and Quality since 2017. Mr. Teebagy joined Allegro in 2005 and served as a Senior Director of Manufacturing Technology from January 2005 to May 2014. Mr. Teebagy also served as a Vice President of Manufacturing Technology from May 2014 to July 2016 and as a Vice President of Operations from July 2016 to June 2017. Prior to joining Allegro, Mr. Teebagy was employed by International Rectifier, a semiconductor manufacturing company (which was later acquired by Infineon Technologies AG), where he served as Vice President of Operations of the company’s headquarters of their Government and Space Division from 2002 to 2005. Mr. Teebagy received a B.S. in Industrial Engineering from the University of Massachusetts-Lowell in 1981 and an M.B.A. in Business Administration from Babson College in 1982.

Directors

Yoshihiro (Zen) Suzuki has served as our Chairman and a member of our board of directors since 2018 and previously served on our board of directors from 2001 to 2013. Since July 2005, Mr. Suzuki has served as the Chairman and Chief Executive Officer of Polar Semiconductor, Inc. and since June 2015, Mr. Suzuki has also served as a director and Senior Vice President of Europe and North America strategy at Sanken Electric Co., Ltd. In addition, since 2005, Mr. Suzuki has served as a member of the board of directors of Polar Semiconductor LLC and its predecessor entity. From 2013 to 2018, Mr. Suzuki served on the board of directors of Sanken North America Inc. Mr. Suzuki has also served on the board of directors of a variety of other Sanken Electric Co., Ltd. affiliates and has over 40 years of experience with Sanken Electric Co., Ltd and its affiliates. Since joining

Sanken Electric Co., Ltd. in 1980, Mr. Suzuki has held various senior leadership positions and general management roles, including Chief Executive Officer of Sanken North America, Inc. Mr. Suzuki received his B.S. in Physics and Engineering Science from Chuo University, Tokyo, Japan in 1982. We believe Mr. Suzuki’s institutional knowledge and insight, acquired through numerous years of service to Sanken Electric Co., Ltd. and its affiliates, as well as his experience a member of our board, make him well qualified to serve as a member of our board of directors.

Andrew Dunn has served as a member of our board of directors since 2017. Mr. Dunn is a Managing Director at One Equity Partners. Since 2008 at OEP, Mr. Dunn has worked on a range of investments in the business services, technology, media and telecommunications industries. From December 2010 to July 2017, Mr. Dunn served as a member of the board of directors of Netas Telekomuikasyon AS, a Turkey-based telecommunications OEM and technology services provider publicly traded on the Istanbul Stock Exchange. Prior to and during the last five years, Mr. Dunn has also served and continues to serve on the board of directors of various OEP portfolio companies including Neology, Inc., Leone Media Inc. (d/b/a “MediaKind”) and Orion Business Innovation. Mr. Dunn also serves on the board of directors of the American Friends of Eton College, a private non-profit organization. Prior to joining OEP, Mr. Dunn worked at the Boston Consulting Group, where he primarily served clients in the technology, media and telecommunications sectors. Mr. Dunn received a B.A. in Modern History from the University of Oxford in 2002 and his M.P.P. focused on International Trade and Finance from Harvard University, Kennedy School of Government in 2005. We believe Mr. Dunn’s knowledge and insight, gained through his experience with companies in the technology and telecommunications sectors, as well as his experience as a member of the board of directors of a wide variety of private and public companies, make him well qualified to serve as a member of our board of directors.

Noriharu Fujita has served as a member of our board of directors since 2018. Mr. Fujita is also a member of the board of directors of Sanken Electric Co., Ltd. From August 2015 to April 2018, Mr. Fujita served on the board of directors of CITIC Limited, a China-based conglomerate with businesses spanning financial services, resources and energy, manufacturing, engineering and contracting, real estate and infrastructure. From July 1980 to December 1988, Mr. Fujita served as a Finance and Marketing Manager at Imperial Chemical Industries PLC. From January 1989 to June 2007, Mr. Fujita was a partner at Ernst & Young LLP. From July 2007 to June 2013, Mr. Fujita served at the JBS Global Services Leader at Ernst & Young ShinNihon, LLC. Upon retiring in June 2013, Mr. Fujita established the Fujita Noriharu Accounting Firm. Mr. Fujita received a B.A. in Economics from Keio University, Tokyo, Japan in 1973. Mr. Fujita received an M.B.A. in Accounting from the College of Business, University of Illinois at Urbana-Champaign in 1980. Mr. Fujita has been a licensed Certified Public Accountant in both the U.S. and Japan, since 1990 and 1976, respectively. We believe Mr. Fujita’s extensive knowledge of public accounting, his experience as a member of various public company boards and his insight gained as a member of the board of directors of Sanken, make him well qualified to serve as a member of our board of directors.

Reza Kazerounian has served as a member of our board of directors since 2018. Dr. Kazerounian is the President of Alif Semiconductor, of which he was a co-founder of in 2019. From 2005 to 2009, Dr. Kazerounian served as President and Chief Executive Officer of the Americas region of STMicroelectronics, Inc. Prior to being appointed President and Chief Executive Officer of the Americas region, Dr. Kazerounian served in various senior management positions at STM Microelectronics. Dr. Kazerounian began his career at WaferScale Integration, which was later acquired by STMicroelectronics, where he was Chief Operating Officer at the time of the acquisition. From 2009 to 2012, Dr. Kazerounian served as Senior Vice President and General Manager of the Automotive, Industrial, and Microcontroller Solutions Group of Freescale Semiconductors, Inc. From 2013 to 2016, Dr. Kazerounian served as Senior Vice President and General Manager at Atmel Corporation, a designer and manufacturer of semiconductors. Dr. Kazerounian has registered 14 patents and authored and co-authored over 22 publications. Dr. Kazerounian received a B.S. from the University of Illinois, Chicago Circle in 1980 and a Ph.D. from the University of California, Berkeley in 1985, each in Electrical Engineering and Computer Science. We believe Dr. Kazerounian’s knowledge and insight, gained through his experience in leading companies in the semiconductor field, make him well qualified to serve as a member of our board of directors.

Christine King has served as a member of our board of directors since 2020. Ms. King began her career at Internal Business Machines Corporation (“IBM”), where she held various engineering, business and management positions, including as Vice President of Semiconductor Solutions. After over 25 years at IBM, Ms. King became the Chief Executive Officer and served on the board of directors of AMI Semiconductor, Inc., a publicly-traded designer and manufacturer of semiconductor products for customers in the automotive, medical and industrial markets, which was later acquired by ON Semiconductor Corporation, from September 2001 until March 2008. Ms. King served on the board of directors of Analog Devices, Inc., a publicly-traded manufacturer of precision high-performance integrated circuits used in analog and digital signal processing applications, from June 2003 to March 2008. From October 2008 to August 2012, Ms. King served as the President and Chief Executive Officer of Standard Microsystems Corporation, which was later acquired by Microchip Technology Inc., where she also served as a member of the board of directors. Ms. King served as a member of the board of directors of QLogic Corporation, a developer of high performance server and storage networking connectivity products, from April 2013 to August 2016, and as its Executive Chairman from August 2015 to August 2016. Ms. King also served on the board of directors of Cirrus Logic, Inc., a publicly-traded semiconductor supplier specializing in high-precision analog and digital signal processing components, from October 2013 to August 2018. Since January 2014, Ms. King has served on the board of directors of Skyworks Solutions, Inc., a publicly-traded manufacturer of high-performance analog semiconductors with operations and facilities located worldwide. Since November 2006, Ms. King has served as a member of the board of directors of Idaho Power Company, an electrical power utility company. Ms. King received an A.A.S and A.A. from the State University of New York, Orange County Community College in 1973. Ms. King received a B.S. from the Fairleigh Dickinson University in 1976 in Electrical Engineering. We believe Ms. King’s knowledge and insight, gained through her service to multiple publicly-traded semiconductor and technology companies in various and integral roles, and her experience as a board member of numerous public companies, make her well qualified to serve as a member of our board of directors.

Richard Lury has served as a member of our board of directors since 2007. Mr. Lury has served on the board of directors of Sanken since June 2015, where he also serves on various committees. Mr. Lury has also served on the board of directors for Hitachi Zosen Corporation, a Japanese industrial and engineering corporation since June 2016. Mr. Lury was previously a partner at Kelley Drye & Warren LLP, a New York-based law firm, which he joined in September 1989 and practiced until his retirement from the firm in 2015. Although retired, Mr. Lury retains Life Partner status with the firm. Mr. Lury received his B.A. in Political Science and International Relations from the University of Pennsylvania in 1969. Mr. Lury received his J.D. from Syracuse University College of Law in 1972. He has been a member of the New York State Bar since May 1974 and the New Jersey State Bar since March 2003. We believe Mr. Lury’s extensive legal expertise as an attorney and his insight gained as a member of the board of directors of Sanken, makes him well qualified to serve as a member of our board of directors.

Joseph Martin has served as a member of our board of directors since 2017. Since 2001, Mr. Martin has been a member of the board of directors of Brooks Automation and since 2006, has served as the board’s Chairman. Since 2018, Mr. Martin has served on the board of directors of Bionik Labs, a global healthcare company. Mr. Martin also serves on the board of directors of Collectors Universe, a publicly traded company which provides authentication and grading services to dealers and collectors of coins, trading cards, event tickets, autographs, sports and historical memorabilia. Until his retirement in 2006, Mr. Martin was Co-Chairman of Fairchild Semiconductor International, Inc. and also served as the Vice Chairman of its board of directors. From 2004 to 2017, Mr. Martin also served on the board of directors of Soitec, a publicly traded France-based company that designs and manufactures innovative semiconductor materials. Mr. Martin also serves on the board of trustees of Embry-Riddle Aeronautical University. Mr. Martin received a B.S. in Aeronautics in 1974 and was awarded an honorary Ph.D. in 2018, both from Embry-Riddle Aeronautical University. Mr. Martin received an M.B.A. from the University of Maine in 1976. Mr. Martin holds an Executive Masters Professional Certification from the American College of Corporate Directors, a director education and credentialing organization. We believe Mr. Martin’s extensive public company board experience and his knowledge and insight into the semiconductor industry, make him well qualified to serve as a member of our board of directors.

Paul Carl (Chip) Schorr IV has served as a member of our board of directors since 2017. Mr. Schorr is a Senior Managing Director at OEP. From 2011 to 2015, Mr. Schorr served as Chairman and Managing Partner of Augusta Columbia Capital, a private equity firm of which he was a founder, which was acquired by OEP in 2015. In addition, Mr. Schorr was a Senior Managing Director at The Blackstone Group Inc. from 2005 to 2011, where he served as the Global Head of Technology Investing. Mr. Schorr was also a Managing Partner at Citigroup Venture Capital Equity Partners from 1996 to 2005. Since 2018, Mr. Schorr has served on the board of directors of Rizing, LLC, ePAK International, Inc. and Orion Business Innovation. Since 2010, Mr. Schorr has served on the board of directors of Ameritas Mutual Holding Company and Ameritas Life Insurance Corp. Since 2019, Mr. Schorr has served on the board of directors of CDI, a provider of IT infrastructure hardware and software, consulting and managed services. Mr. Schorr has served on the board of directors of Emso Asset Management Limited, a London-based alternative asset manager focused on emerging markets, since 2014 and has served on the board nominating committee of Crayon Group Holding ASA, a Norwegian public company specializing in IT and digital transformation services since 2020. Since 2020, Mr. Schorr has served on the board of directors of each of Spartronics, Inc., an electronic manufacturing services company and Infobip, a CPaaS company. Mr. Schorr also serves on the board of directors of various non-profit organizations including Jazz at Lincoln Center, Snowmass Village Chapel and the Whitney Museum in New York City. Mr. Schorr received a B.S.F.S. from The School of Foreign Service of Georgetown University in 1989. Mr. Schorr received his M.B.A. from Harvard Business School in 1993. We believe Mr. Schorr’s extensive experience in leadership positions at financial institutions and his knowledge and insight in the technology sector, as well as his private and public company board experience, make him well qualified to serve as a member of our board of directors.

Hideo Takani has served as a member of our board of directors since 2016. Mr. Takani is the Senior Corporate Officer and Vice President of Corporate Administration at Sanken Electric Co., Ltd., positions he has held since 2016. In addition, since 2016, Mr. Takani has served as a member of the board of directors of Sanken Electric Co., Ltd., as well as a member of the board of directors of various other Sanken Electric Co., Ltd. subsidiaries. Mr. Takani has been engaged in the administration division of Sanken Electric Co., Ltd. in various capacities since 2007 and is experienced in wide-ranging fields of operation, including legal affairs, intellectual property, investor relations, administration of overseas offices, and management planning. Prior to his current positions at Sanken Electric Co., Ltd., Mr. Takani served as the General Manager of the Intellectual Property and Legal Affairs division from 2007 to 2010, General Manager of the Investor Relations Office from 2010 to 2011 and General Manager of the Management Planning Office from 2011 to 2016. Mr. Takani received his B.A. in Commerce from Waseda University, Tokyo, Japan in 1982. We believe Mr. Takani’s knowledge and insight, gained through his service to Sanken in various and integral roles, and his experience as a board member of Sanken, make him well qualified to serve as a member of our board of directors.

Family Relationships

There are no family relationships among any of our directors or executive officers.

Composition of our Board of Directors and Election of Directors

Our business and affairs are managed under the direction of our board of directors, which consists of eleven seats. Pursuant to the Stockholders’ Agreement, our board of directors intends to reduce its size to nine members constituting the board effective as of the First Annual Meeting (as defined below). Our Certificate of Incorporation provides that, subject to the rights of the holders (if any) of preferred stock, the number of directors on our board of directors will be fixed exclusively by resolution adopted by our board of directors, and that our board of directors is divided into three classes, with the directors in each class serving for a three-year term, and one class being elected each year by our stockholders.

When considering whether directors have the experience, qualifications, attributes or skills, taken as a whole, to enable our board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, our board of directors focuses primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business.

Pursuant to the Stockholders’ Agreement, each of Sanken and the OEP Investor (as defined below) will agree to vote, or cause to be voted, all of their outstanding shares of our common stock at any annual or special meeting of stockholders in which directors are elected, so as to cause the election of the Sanken Directors, the OEP Directors and the Selected Independent Directors (each as defined below) that have been nominated in accordance with the terms of the Stockholders’ Agreement.

In accordance with our Certificate of Incorporation and Bylaws, our board of directors is divided into three classes with staggered three year terms. At each annual meeting of stockholders after the initial classification, the successors to the directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following their election or until their earlier death, resignation, disqualification or removal. Our directors are divided among the three classes as follows:

•	the Class I directors are Noriharu Fujita, Hideo Takani, Reza Kazerounian, Joseph Martin and Ravi Vig, and their terms will expire at the annual meeting of stockholders to be held in 2021;

•

the Class II directors are Yoshihiro (Zen) Suzuki, Paul Carl (Chip) Schorr IV and a Selected Independent Director (as defined below) to be appointed in accordance with the Stockholders’ Agreement, and their terms will expire at the annual meeting of stockholders to be held in 2022; and

•	the Class III directors are Richard Lury, Andrew Dunn and Christine King, and their terms will expire at the annual meeting of stockholders to be held in 2023.

Pursuant to the Stockholders’ Agreement, each of the OEP Investor and Sanken have agreed to take all necessary action (as defined in the Stockholders’ Agreement) to provide that one of the Sanken Directors and one of the OEP Directors (each as defined below) who were Class I directors at the time of the closing of our IPO will not stand for re-election at the annual meeting of stockholders to be held in 2021, and that our board of directors will decrease in size to nine members effective as of such meeting.

Director Independence

Our common stock is listed on the Nasdaq Global Select Market. Under the Nasdaq rules, independent directors must comprise a majority of a listed company’s board of directors within one year following the listing date of the company’s securities. Under the Nasdaq rules, a director will only qualify as an “independent director” if that company’s board of directors affirmatively determines that such person does not have a relationship with the company that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Our board of directors undertook a review of the independence of our directors and considered whether any director has a material relationship with us that could compromise that director’s ability to exercise independent judgment in carrying out that director’s responsibilities. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our board of directors has determined that none of Andrew Dunn, Noriharu Fujita, Christine King, Richard Lury, Joseph Martin, and Paul Carl (Chip) Schorr IV, representing six of our ten directors, has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the Nasdaq rules. In making these determinations, our board of directors considered the current and prior relationships that each director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including their beneficial ownership of our capital stock and relationships with certain of our significant stockholders, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

Committees of Our Board of Directors

Our board of directors directs the management of our business and affairs, as provided by the DGCL, and conducts its business through meetings of the board of directors and its standing committees. Our board of directors has a standing audit committee, compensation committee, nominating and corporate governance committee and research & development and strategy committee (the “R&D committee”). In addition, from time to time, special committees may be established under the direction of the board of directors when necessary to address specific issues.

Each of the audit committee, the compensation committee, the nominating and corporate governance committee and the R&D committee operates under a written charter that was approved by our board of directors. A copy of each of the audit committee, compensation committee, nominating and corporate governance committee and R&D committee charters is available on our corporate website at www.allegromicro.com/en. The information on, or that can be accessed through, our website is not incorporated by reference into this prospectus and does not form a part of this prospectus.

Audit Committee

Our audit committee is responsible for, among other things:

•	appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm;

•	discussing with our independent registered public accounting firm their independence from management;

•	reviewing with our independent registered public accounting firm the scope and results of their audit;

•	approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

•

overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the quarterly and annual consolidated financial statements that we file with the SEC;

•	overseeing our financial and accounting controls and compliance with legal and regulatory requirements;

•	reviewing our policies on risk assessment and risk management;

•	reviewing related person transactions;

•	overseeing our financial and accounting controls and compliance with legal and regulatory requirements; and

•	establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

Our audit committee currently consists of Andrew Dunn, Christine King and Joseph Martin, with Joseph Martin serving as chair. Rule 10A-3 of the Exchange Act and the Nasdaq rules require that our audit committee have at least one independent member upon the listing of our common stock, have a majority of independent members within 90 days of the date of the listing date of our common stock and be composed entirely of independent members within one year of the listing date of our common stock. Our board of directors has affirmatively determined that each of Joseph Martin and Christine King qualifies as an “independent director” for purposes of serving on the audit committee under Rule 10A-3 under the Exchange Act and the Nasdaq rules. Andrew Dunn will serve on our audit committee for a period of up to one year following the listing date of our common stock in accordance with the phase-in provisions described above and, following such date, we intend all members of our audit committee to meet the definition of “independent director” for purposes of serving on the audit committee under Rule 10A-3 under the Exchange Act and the Nasdaq rules. Our board of directors has also determined that each member of our audit committee also meets the financial literacy requirements of the Nasdaq rules. In addition, our board of directors has determined that Christine King qualifies as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K.

Compensation Committee

Our compensation committee is responsible for, among other things:

•	reviewing and approving, or recommending for approval by the board of directors, the compensation of our Chief Executive Officer and our other executive officers;

•	reviewing and approving or making recommendations to our board of directors, regarding our incentive compensation and equity-based plans and arrangements;

•	administering our equity-based plans and arrangements;

•	reviewing and making recommendations to our board of directors with respect to director compensation; and

•	appointing and overseeing any compensation consultants.

Our compensation committee currently consists of Richard Lury, Paul Carl (Chip) Schorr IV and Yoshihiro (Zen) Suzuki, with Paul Carl (Chip) Schorr IV serving as chair. The Nasdaq rules require that our compensation committee have at least one independent member upon the listing of our common stock, have a majority of independent members within 90 days of the listing date of our common stock and be composed entirely of independent members within one year of the date of the listing date of our common stock. Our board of directors has determined that each of Richard Lury and Paul Carl (Chip) Schorr IV qualifies as an “independent director” for purposes of serving on the compensation committee under the Nasdaq rules, including the heightened independence standards for members of a compensation committee, and are “non-employee directors” as defined in Rule 16b-3 of the Exchange Act. Yoshihiro (Zen) Suzuki will serve on our compensation committee for a period of up to one year following the listing date of our common stock in accordance with the phase-in provisions described above and, following such date, we intend all members of our compensation committee to meet the definition of “independent director” for purposes of serving on the compensation committee under the Nasdaq rules.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee is responsible for, among other things:

•	identifying individuals qualified to become board members, consistent with criteria approved by our board of directors;

•

recommending to our board of directors the persons to be nominated for election as directors at our annual meeting and to be appointed to fill board vacancies and to serve and to serve on each board committee;

•

developing and recommending to our board of directors corporate governance guidelines, and reviewing and recommending to our board of directors proposed changes to our corporate governance guidelines from time to time;

•	periodically reviewing the board of directors’ leadership structure and recommending any changes to the board of directors; and

•	overseeing the evaluation of our board of directors and its committees.

Our nominating and corporate governance committee currently consists of Richard Lury, Paul Carl (Chip) Schorr IV and Yoshihiro (Zen) Suzuki, with Yoshihiro (Zen) Suzuki serving as chair. The Nasdaq rules require that our nominating and corporate governance committee have at least one independent member upon the listing of our common stock, have a majority of independent members within 90 days of the listing date of our common stock and be composed entirely of independent members within one year of the listing date of our common stock. Our board of directors has determined that each of Richard Lury and Paul Carl (Chip) Schorr IV qualifies as an “independent director” under the Nasdaq rules. Yoshihiro (Zen) Suzuki will serve on our nominating and corporate governance committee for a period of up to one year following the listing date of our common stock in accordance with the phase-in provisions described above and, following such date, we intend all members of our nominating and corporate governance committee to meet the definition of “independent director” under the Nasdaq rules.

R&D Committee

Our R&D committee provides guidance to management on various technological choices and research and development priorities to implement our strategic direction. Our R&D committee is responsible for, among other things:

•	recommending the research and development budget to be included by our board of directors in our annual plan, and approving any changes thereto;

•	conducting regular reviews of research and development, technology roadmaps, product strategy and design pipeline, including defining strategic product development roadmap initiatives;

•	reviewing and approving our foundational research and development programs, product strategy, portfolio objectives and research and development spending plans, including allocation by portfolio;

•	reviewing regular reporting on actual versus budgeted spending;

•

approving the establishment of the key research and development performance indicators relating to optimization of research and development productivity, efficiency and execution, return on investment, quality and any other areas management and the committee may identify;

•	conducting regular reviews with management of our performance relative to key research and development performance indicators and the process for their measurement;

•	overseeing the establishment and monitoring of engineering quality and efficiency enhancements;

•	reviewing and approving plans for recommendation to our board of directors for any long-term reorganization of our research and development site footprint;

•	assisting with the review of technology matters relating to strategic opportunities;

•	reviewing organizational matters associated with the research and development function; and

•	reporting regularly to our board of directors with respect to the activities of the committee generally, as well as any issues that arise regarding the outputs of the committee’s work.

Our R&D committee currently consists of Reza Kazerounian, Joseph Martin, Andrew Dunn and Yoshihiro (Zen) Suzuki, with Reza Kazerounian serving as chair.

Risk Oversight

Our board of directors has an active role, as a whole and also at the committee level, in overseeing the management of our risks. Our board of directors is responsible for overseeing our risk management process. Our board of directors focuses on our general risk management strategy, the most significant risks facing us, and oversees the implementation of risk mitigation strategies by management. Our audit committee is also responsible for discussing our policies with respect to risk assessment and risk management, and is responsible for overseeing the management of risks relating to accounting matters and financial reporting. Our compensation committee is responsible for overseeing the management of risks relating to our executive compensation plans and arrangements. Our nominating and corporate governance committee is responsible for overseeing the management of risks associated with the independence of our board of directors and potential conflicts of interest. Although each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire board of directors is regularly informed through discussions with committee members and regular reports from management about such risks, as well as the actions taken by management to adequately address those risks. Our board of directors believes its administration of its risk oversight function has not negatively affected our board of directors’ leadership structure.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is or has been an officer or employee of our company. None of our executive officers serves as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more of its executive officers serving on our board of directors or compensation committee.

Code of Business Conduct and Ethics

Our board of directors has adopted a written code of business conduct and ethics that applies to our directors, officers and employees (including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions). A copy of the code is posted on our website, www.allegromicro.com/en. In addition, we have or intend to post on our website all disclosures that are required by law or the Nasdaq rules concerning any amendments to, or waivers from, any provision of the code. Information contained on, or that can be accessed through, our website is not incorporated by reference in this prospectus and does not form a part of this prospectus. The inclusion of our website address in this prospectus is an inactive textual reference only.

EXECUTIVE AND DIRECTOR COMPENSATION

This section discusses the material components of the executive compensation program for our executive officers who are named in the “—2020 Summary Compensation Table” below. For the fiscal year ended March 27, 2020, our “named executive officers” and their positions were as follows:

•	Ravi Vig, President and Chief Executive Officer;

•	Paul V. Walsh, Jr., Senior Vice President and Chief Financial Officer;

•	Michael C. Doogue, Senior Vice President, Technology and Products; and

•	Max R. Glover, Senior Vice President, Worldwide Sales.

Mr. Glover joined the company in July 2019, at which time he became our Senior Vice President of Worldwide Sales.

The following disclosure describes the compensation paid to our named executive officers during fiscal year 2020 by the company and its wholly owned subsidiary that employs our named executive officers, AML. For purposes of this Section, references to the “company” include AML.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs.

2020 Summary Compensation Table

The following table sets forth information concerning the compensation of our named executive officers for the fiscal year ended March 27, 2020.

Name and Principal Position	Salary ($)		Bonus ($)		Stock Awards($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
Ravi Vig	500,000		—		—	2,596,385	50,283	3,146,668
President, Chief Executive Officer
Paul V. Walsh, Jr.	372,200		—		—	807,300	35,414	1,214,914
SVP, Chief Financial Officer
Michael C. Doogue	350,000		—		—	491,400	37,296	878,696
SVP, Technology and Products
Max R. Glover	231,250	(4)	94,000	(5)	403,950	155,805	11,563	896,568
SVP, Worldwide Sales

(1)

Amounts reflect the full grant-date fair value of stock awards granted during fiscal year 2020 computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all stock awards made to executive officers in Note 17 to our audited consolidated financial statements included elsewhere in this prospectus. For additional information on this award, see “Narrative to Summary Compensation Table—Equity Compensation” below. For information regarding the equity awards held at fiscal year-end, see the table under “—Outstanding Equity Awards at Fiscal Year-End” below.

(2)

For Messrs. Vig, Walsh and Doogue, amounts represent payouts under our LTCIP (as defined below) for the performance period commencing with fiscal year 2018 and ending at the conclusion of fiscal year 2020, and, for Mr. Glover, amounts represent Mr. Glover’s fiscal year 2020 cash bonus. For additional information on these payments, see “—Narrative to Summary Compensation Table—Bonuses” below.
(3)

Amounts include, for fiscal year 2020, employer matching 401(k) contributions for each named executive officer; employer contributions under the Deferred Compensation Plan (as defined below) for each named executive officer other than Mr. Glover (including gross-up payments ranging from $259 to $759 to cover the applicable executive’s FICA taxes pertaining to such contributions); matching charitable donations made on behalf of Messrs. Walsh and Doogue; and certain payments made to Messrs. Vig and Doogue under our Inventor Awards Program and to Mr. Walsh in respect of a service-based award under our Employee Service Award Policy. For additional information on these payments, see “—Narrative to Summary Compensation Table—Other Elements of Compensation” below.

(4)	Mr. Glover joined the company in July 2019 as our Senior Vice President of Worldwide Sales. Mr. Glover’s base salary was pro-rated for his partial year of service during fiscal year 2020.
(5)

Represents the first of four installment payments of a signing bonus totaling $476,500 payable to Mr. Glover over a three-year period from his employment start date, pursuant to his offer letter with the company (as described in “—Executive Compensation Arrangements—Max Glover Offer Letter” below).

Narrative to Summary Compensation Table

Salaries

The named executive officers receive a base salary to compensate them for services rendered to our company. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities.

The base salaries for Messrs. Vig, Walsh, Doogue and Glover for fiscal year 2020 were $500,000, $372,000, $350,000 and $325,000, respectively.

Bonuses

Annual Incentive Plan

Under our annual incentive plan, we have historically paid certain of our employees, including our named executive officers, annual cash bonuses, based on the attainment of individual and/or company performance goals for the applicable fiscal year. During fiscal year 2020, Messrs. Vig, Walsh, Doogue and Glover had annual bonus opportunities targeted at 100%, 70%, 65% and 70%, respectively, of their respective base salaries, determined by reference to company and individual performance. For fiscal year 2020, the compensation committee determined that the company did not achieve applicable performance goals linked to consolidated earnings before interest and taxes (“EBIT”). Accordingly, Messrs. Vig, Walsh and Doogue did not receive annual bonuses under our annual incentive plan during fiscal year 2020.

In lieu of participating in our annual incentive program, during fiscal year 2020, Mr. Glover was eligible for a one-time, prorated cash bonus, based on the attainment of weighted individual performance metrics linked to (i) global organizational restructuring (weighted at 35%), (ii) defining the annual incentive plan performance goals for fiscal year 2021 (weighted at 25%); (iii) achieving plan development objectives (weighted at 15%); and (iv) achieving administrative forecast accuracy programs (weighted at 25%). For fiscal year 2020, the compensation committee determined that Mr. Glover’s individual performance goals were attained at a level of 96.25%. The annual bonus actually paid to Mr. Glover for fiscal year 2020 performance, which was pro-rated in respect of Mr. Glover’s partial year of service during fiscal year 2020, is set forth above in the Summary Compensation Table in the column entitled “Non-Equity Incentive Plan Compensation.”

Long-Term Cash Incentive Plan

Under the Allegro MicroSystems, Inc. Long-Term Cash Incentive Plan (the “LTCIP”), certain eligible employees, including our named executive officers, are eligible to receive awards pursuant to which they may earn cash incentives based on the attainment of performance goals over a three-year performance period. Under the LTCIP, the compensation committee establishes performance goals for each performance period, which may be linked to any of consolidated EBIT, change in enterprise value, gross revenue, cash provided by operations, operating income, liquidity and/or such other metrics as the compensation committee may determine. The compensation committee may further determine the applicable weighting of any such performance goals, as well as the other terms and conditions of awards under the LTCIP, and may permit participants (including our named executive officers) to elect to receive payouts of any earned award under the LTCIP in incentive equity awards settled in shares of our common stock, rather than cash, though the compensation committee has made no such determination with respect to LTCIP awards held by our named executive officers. Further, in connection with our IPO, the compensation committee determined to permit holders of LTCIP awards relating to our fiscal year 2019-21, 2020-22 and 2021-23 performance periods (which employees do not include any of our named executive officers), in each case, to elect to receive RSUs in lieu of cash payments for such awards, as described in more detail under the section titled “—LTCIP/TRIP Award RSU Conversion Program.”

Awards under the LTCIP generally vest based on the participant’s continued service to the company through the end of the performance period, but accelerated vesting and/or pro-rata payouts may apply in the case of certain qualifying terminations of service, including involuntary termination, retirement, death, disability or any non-cause termination occurring within two years following a change in control of the company.

Each of Messrs. Vig, Walsh and Doogue hold LTCIP awards for the three-year performance period commencing in fiscal year 2018 and ending in fiscal year 2020, targeted at $1,500,000, $575,000 and $350,000 respectively. Based on our above-target EBIT performance during the performance period, but factoring in below-threshold relative revenue growth as compared to an industry benchmark growth rate measured by WSTS, the compensation committee determined to pay these awards at approximately 173% of target for Mr. Vig and approximately 140% of target for Messrs. Walsh and Doogue. The actual amounts of the LTCIP awards earned by Messrs. Vig, Walsh and Doogue in fiscal year 2020 performance are set forth above in the Summary Compensation Table in the column entitled “Non-Equity Incentive Plan Compensation.”

The fiscal year 2018-20 performance period was the last performance period for which our named executive officers received awards under the LTCIP. For information regarding an opportunity we offered to certain employees (not including our named executive officers) to convert LTCIP awards into RSUs in connection with our IPO, see the section titled “—LTCIP/TRIP Award RSU Conversion Program.”

Equity Compensation

Class A Shares and Class L Shares

On October 3, 2017, each of Messrs. Vig, Walsh and Doogue was issued: (i) 125,000, 50,000 and 23,000 restricted shares of our Class A common stock (“Class A Shares”), respectively, and (ii) 180,800, 67,000 and 27,000 restricted shares of our Class L common stock (“Class L Shares”), respectively. During fiscal year 2020, Mr. Glover was issued 15,000 restricted Class L Shares.

The Class A Shares vest in full (through lapse of the company’s nominal price repurchase right), subject to the holder’s continued employment through the applicable date or event, upon the first to occur of a change in control or initial public offering of the company (which includes the IPO), in either case, occurring on or prior to the seventh anniversary of the grant date. Following the fifth anniversary of the grant date, or the holder’s involuntary termination of employment without cause or for good reason, the Class A Shares will remain outstanding and eligible to fully vest on any such change in control or initial public offering. In addition, the Class A Shares will remain outstanding and eligible to fully vest on such change in control or initial public offering on a pro rata basis, determined by reference to a hypothetical three-year vesting schedule, following the holder’s death, disability or retirement (and certain additional accelerated vesting may apply if the holder of Class A Shares exercises certain co-sale or tag-along rights prior to the foregoing vesting dates or events).

The Class L Shares vest in twenty-five percent (25%) increments on each of the first four anniversaries of the grant date and will vest as to an additional twenty-five percent (25%) of the Class L Shares subject to the award (to the extent then-unvested) upon the closing of this offering (in addition to vesting in full upon a change in control of the company or a sale by OEP of its entire equity interest in the company), in each case, subject to the holder’s continued employment through the applicable date or event. The Class L Share award agreements impose non-competition, non-solicitation and non-disparagement restrictions (as well as other customary restrictive covenants) on the named executive officers during employment and for one year following termination of employment.

For information regarding certain repurchases of Class A Shares and Class L Shares in connection with our IPO, see “Certain Relationships and Related Party Transactions—Common Stock Repurchases” and “Other Related Party Transactions—Repurchase of Class L Common Stock.”

2020 Omnibus Incentive Compensation Plan

In connection with our IPO, we adopted, and our stockholders approved, a 2020 Omnibus Incentive Compensation Plan (the “2020 Plan”) in order to facilitate the grant of cash and equity incentives to directors, employees (including our named executive officers) and consultants of our company and certain of our affiliates and to enable our company and certain of our affiliates to obtain and retain services of these individuals, which is essential to our long-term success. For additional information about the 2020 Plan, please see the section titled “—Executive Compensation Plans—2020 Omnibus Incentive Compensation Plan” below.

IPO-Related Equity Grants

In connection with our IPO, our board of directors approved the grant of RSU awards pursuant to the 2020 Plan to certain of our directors and employees, including our named executive officers (together, the “IPO Grants”). The IPO Grants awarded to each of our named executive officers, Messrs. Vig, Walsh, Doogue and Glover, had an aggregate value of $5,000,000, $1,500,000, $1,100,000 and $1,100,000, respectively, determined based on the initial public offering price per share of our common stock. Of these awards to our named executive officers, (i) 70% of the RSUs will vest based on the attainment of specified performance goals linked to total shareholder return, and specified financial goals over a performance period covering fiscal years 2021 through 2023 (“Performance Awards”), and (ii) 30% of the RSUs will vest in substantially equal installments on each of the first four anniversaries of November 18, 2020, in each case subject to the executive’s continued employment through the applicable vesting date, and further subject to accelerated vesting eligibility on certain qualifying terminations of employment or service.

In addition, Mr. Glover received a special RSU award in connection with the IPO with an aggregate value of $825,000, determined based on the initial public offering price per share of our common stock. Mr. Glover’s special RSU award will vest in full on the third anniversary of November 18, 2020, subject to Mr. Glover’s continued employment through the applicable vesting date.

The IPO Grants that we awarded to certain of our non-employee directors in connection with the IPO are described under the section titled, “Director Compensation Program” below.

Other Elements of Compensation

Deferred Compensation

We maintain the Executive Deferred Compensation Plan of AML (as amended, the “Deferred Compensation Plan”), under which eligible employees, including our named executive officers, are permitted to defer up to 90% of their base salary and/or up to 100% of any amount earned under a bonus plan. All deferrals are fully vested as of the date on which the deferral is made. During fiscal year 2021, we also made fully-vested employer contributions to our named executive officers’ (and other participants’) Deferred Compensation Plan accounts in an amount sufficient to replace matching contributions that would have been made under our 401(k) retirement savings plan (discussed below) based on total compensation, but were not made under the 401(k) retirement savings plan due to applicable statutory limitations, with such matching contributions capped at 5% the applicable participant’s annual eligible compensation. Amounts deferred under the Deferred Compensation Plan may be notionally invested by participants in one or more notional investment funds or indexes designated by the plan administrator, and are subject to adjustment for earnings (or losses) resulting from such notional investment. Deferred Compensation Plan accounts are generally distributable upon the first to occur of a participant’s termination of employment (subject to a six-month delay if required by applicable regulations), the participant’s death or a change in control of the company. Participants may also elect certain in-service or other fixed distribution dates and/or installment payments (including with respect to distributions following a termination of employment).

Retirement Plans

We currently maintain a 401(k)-retirement savings plan for our employees, including our named executive officers, who satisfy certain eligibility requirements. Our named executive officers are eligible to participate in the 401(k) plan on the same terms as other full-time employees. The Internal Revenue Code of 1986, as amended (the “Code”) allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to the 401(k) plan. Currently, we match contributions made by participants in the 401(k) plan up to a specified percentage of the employee’s eligible compensation, and these matching contributions are fully vested as of the date they are made. We believe that providing a vehicle for tax-deferred retirement savings though our 401(k) plan adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our named executive officers, in accordance with our compensation policies.

Employee Benefits and Perquisites

Health/Welfare Plans. All of our full-time employees, including our named executive officers, are eligible to participate in our health and welfare plans, including:

•	medical, dental and vision benefits;

•	medical and dependent care flexible spending accounts;

•	short-term and long-term disability insurance; and

•	life insurance.

Matching Charitable Donations. Subject to certain limitations, we match charitable donations made by our employees to eligible charitable organizations, including our named executive officers, up to annual donations of $5,000 per employee. During fiscal year 2020, we matched $5,000 in charitable donations made by Mr. Walsh and $2,777 in charitable donations made by Mr. Doogue.

Inventor Awards Program. Under our Inventor Awards Program, our employees (including our named executive officers) are eligible to earn cash incentives associated with U.S. patents, including upon filing invention disclosures, issuances of first, second and third patents associated with such invention disclosures, and in respect of an annual “innovation award” selected from patents issued in respect of invention filings in a given year. Incentives associated with the foregoing patent-related awards range from $100 to $5,000 per occurrence depending on the particular type of award. During fiscal year 2020, we awarded Messrs. Vig and Doogue $3,250 and $9,250, respectively, under the Inventions Awards Program.

Employee Service Awards. Under our Employee Service Award Policy, we have historically awarded our employees, including our named executive officers, a cash bonus based on the attainment of specified service milestones. Subject to the employee’s continued service through the applicable anniversary date, on the fifth, tenth, fifteenth and twentieth anniversaries of the employee’s employment start date with the company, the employee is eligible to receive a cash service award of $350, $500, $650 and $800 (respectively), with a cash service award of $1,000 payable on the twenty-fifth anniversary of the employee’s start date and on each five-year anniversary thereafter. During fiscal year 2020, Mr. Walsh received a cash service award of $350 in connection with his continued employment with the company for five years. Mr. Walsh was our only named executed officer eligible to receive a service award under our Employee Service Award Policy for such fiscal year.

We believe the perquisites described above are necessary and appropriate to provide a competitive compensation package to our named executive officers.

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes the number of restricted shares of common stock underlying outstanding equity awards for each named executive officer as of March 27, 2020. None of our named executive officers held option awards as of March 27, 2020.

		Stock Awards
Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($) (3)
Ravi Vig
Class A Award (1)	10/3/2017	125,000	15,303,750
Class L Award (2)	10/3/2017	90,400	3,058,232
Paul V. Walsh, Jr.
Class A Award (1)	10/3/2017	50,000	6,121,500
Class L Award (2)	10/3/2017	33,500	1,133,305
Michael C. Doogue
Class A Award (1)	10/3/2017	23,000	2,815,890
Class L Award (2)	10/3/2017	13,500	456,705
Max R. Glover
Class L Award (2)	10/1/2019	15,000	507,450

(1)

Awards of Class A Shares vest in full (through lapse of the company’s nominal price repurchase right), subject to the holder’s continued employment through the applicable date or event, upon the first to occur of: (i) a change in control or initial public offering of the company, in either case, occurring on or prior to the seventh anniversary of the grant date, (ii) the fifth anniversary of the grant date, or (iii) the holder’s involuntary termination of employment without cause or for good reason.

(2)

Awards of Class L Shares vest in twenty-five percent (25%) increments on each of the first four anniversaries of the grant date and will vest as to an additional twenty-five percent (25%) of the Class L Shares subject to the award (to the extent then-unvested) upon the closing of the IPO (in addition to vesting in full upon a change in control of the company or a sale by OEP of its entire equity interest in the company), in each case, subject to the holder’s continued employment through the applicable date or event.

(3)

Amounts in this column reflect the share value of a Class A Share or Class L Share (as applicable), in each case, on March 27, 2020 (or $122.43 and $33.83, respectively) multiplied by the number of unvested shares subject to the applicable award.

LTCIP/TRIP Award RSU Conversion Program

Certain of our employees (excluding our named executive officers) are eligible to earn performance-based cash bonuses pursuant to awards under our LTCIP and/or under our Talent Retention Incentive Program (as amended, the “TRIP”), based on the attainment of performance goals during set three-year performance periods relating to the following periods: (i) our fiscal years 2019-2021, (ii) our fiscal years 2020-2022, and (iii) our fiscal years 2021-2023 (each, a “Performance Period”). In connection with our IPO, in order to more closely align employee and shareholder interests and to enable our employees to share in any future growth and success of our company, we offered employees participating in these Performance Periods the opportunity to elect to receive RSUs under our 2020 Plan in lieu of cash payouts under the LTCIP and/or TRIP, as applicable, under our LTCIP/TRIP Award RSU Conversion Program (the “RSU Conversion Program”).

Under the RSU Conversion Program, each employee holding an award under the LTCIP and/or TRIP with respect to one or more Performance Periods was able to elect, separately for each such Performance Period, to convert the employee’s award into a number of RSUs granted in connection with the IPO (such grants, “LTCIP/TRIP Conversion Grants”). The number of RSUs for employees that elected to participate was determined as a percentage of the employee’s target bonus under the LTICP or TRIP for such Performance Period divided by the offering price per share, as follows: (i) 50% of the employee’s applicable target bonus for the 2019-2021 LTCIP Performance Period, (ii) 75% of the employee’s applicable target bonus for the 2019-2021 TRIP Performance Period, and (iii) 100% of the employee’s applicable target bonus for all other Performance Periods (in each case, divided by the offering price per share).

RSUs issued under the RSU Conversion Program will vest based solely on continued employment through the end of the Performance Period for which the underlying LTCIP or TRIP award was made. RSUs issued under the RSU Conversion Program will generally be subject to the same accelerated vesting and/or payment provisions (where applicable) as applied to the LTCIP or TRIP award underlying such RSUs (subject to certain minor deviations in limited cases). Each RSU issued under the RSU Conversion Program that vests will entitle its holder to receive one share of our common stock (subject to equitable adjustment, as applicable), which will generally be delivered at the same time as the LTCIP or TRIP award underlying such RSUs would have been paid.

If an employee chose not to participate in the RSU Conversion Program with respect to any Performance Period for which the employee holds an eligible LTCIP or TRIP award (or if he or she declined to make any election with respect to any such award), the LTCIP or TRIP award (as applicable) will continue on its existing terms and conditions under the LTCIP or TRIP, as applicable. For additional information on LTCIP awards and their terms and other conditions, see “—Narrative to the Summary Compensation Table—Long-Term Cash Incentive Plan,” above.

Executive Compensation Arrangements

Amended and Restated Severance Agreements

We entered into severance agreements with AML and each of our named executive officers (together, the “Severance Agreements”) on October 1, 2019 (for Mr. Glover) and on October 3, 2017 (for each other named executive officer). The company amended and restated the Severance Agreements, effective as of September 30, 2020. The Severance Agreements (as amended and restated) provide that if a named executive officer’s employment is terminated by the company without “cause” or by the executive for “good reason” (each such term as defined in the applicable Severance Agreement), subject to the executive’s execution of an effective general release of claims and continued compliance with applicable non-competition, non-solicitation and other restrictive covenants applicable to the executive pursuant to the respective Class L Shares award agreement, we will pay or provide the executive with the following severance benefits:

(i)

a percentage of the executive’s annual base salary and target bonus, in each case, as in effect on the date of such termination, equal to 300% (for Mr. Vig), 200% (for Mr. Walsh), 100% (for Mr. Doogue) and 100% (for Mr. Glover), payable in cash;

(ii)

the executive’s target bonus in effect on the applicable date of termination, prorated for the number of days the executive was employed by the company during the year of such termination, payable in cash;

(iii)	any then-outstanding incentive equity awards (then-held by our named executive officers) will be governed by the applicable equity incentive plan or award agreement; and

(iv)

company-paid continued health care coverage for up to thirty-six months (for Mr. Vig), up to twenty-four months (for Mr. Walsh) and up to eighteen months (for Messrs. Doogue and Glover) following the date of such termination. During fiscal year 2020, the Severance Agreements also provided that, to the extent such COBRA continuation would result in the imposition of income taxes on the executive, an additional monthly payment would be made to the executive to cover the amount of any such taxes for up to eighteen months following the date of such termination; however, in connection with the IPO, we have removed these provisions from the Severance Agreements (as amended and restated) such that no tax gross-ups have been or will become payable thereunder.

Subject to applicable withholding, the cash severance benefits described in clauses (i) and (ii) above will be paid as follows: (A) for Mr. Vig, two times the lesser of (x) Mr. Vig’s annualized compensation for the year prior to the year in which the termination occurred and (y) the maximum amount that may be taken into account under a qualified plan under Section 401(a) of the Code for the year of termination, will be payable in equal monthly installments during the twelve-month period following the date of such termination in accordance with our normal payroll practices, and the remaining portion of Mr. Vig’s cash severance benefits will be paid in a lump-sum payment within sixty days following the termination; (B) for Messrs. Walsh and Doogue, 100% of the sum of the executive’s annual base salary and target bonus plus the pro-rated target bonus will be paid to the applicable executive in a lump-sum payment within sixty days following the termination, and the remaining portion of the executive’s cash severance benefits will be paid in equal monthly installments during the twelve-month period following the date of such termination, in accordance with our normal payroll practices; and (C) for Mr. Glover, in a lump-sum payment within sixty days following the termination.

Max R. Glover Offer Letter

On June 21, 2019, we entered into an offer letter with Max Glover to serve as Senior Vice President of Worldwide Sales and, on July 15, 2019, Mr. Glover’s employment with us began (the “Start Date”). Mr. Glover’s employment under the offer letter is at-will and will continue until terminated at any time by either party. Pursuant to his offer letter, Mr. Glover is entitled to receive an annual base salary of $325,000 per year. In addition, Mr. Glover is eligible to participate in the health and welfare benefit plans and programs maintained by us for the benefit of our employees.

For fiscal year 2020, in lieu of participating in our annual incentive program, Mr. Glover was eligible to earn a one-time cash bonus, prorated from the Start Date, based on the attainment of individual performance metrics. Commencing in our fiscal year 2021, Mr. Glover is eligible to earn annual cash bonuses under our annual incentive program, based on the achievement of company and individual performance goals. Pursuant to his offer letter, Mr. Glover’s target bonus opportunity is equal to 70% of his annual base salary. Additional information on Mr. Glover’s fiscal year 2020 bonus can be found under the section titled “—Narrative to Summary Compensation Table” above.

Mr. Glover’s offer letter also provides that he is eligible for a cash signing bonus of $476,500 in the aggregate, payable in four installments as follows: (i) $94,000, payable within the first year of employment, (ii) $182,000, payable following the first anniversary of the Start Date, (iii) $151,000, payable following the second anniversary of the Start Date, and (iv) $49,500, payable following the third anniversary of the Start Date. In the event that Mr. Glover voluntary terminates his employment with us within the first three years following the Start Date, Mr. Glover will be required to repay the signing bonus (or a portion thereof, as applicable) to the company. In addition, under his offer letter, Mr. Glover is also eligible to receive a one-time relocation allowance of $100,000 in connection with his relocation to Manchester, New Hampshire following a liquidity event of the company, which includes the IPO; provided that Mr. Glover will be required to repay to us the relocation payment if Mr. Glover voluntarily terminates his employment with us within two years from the date the relocation allowance is paid to him.

Under his offer letter, Mr. Glover was awarded 15,000 restricted Class L Shares, which vest, according to Mr. Glover’s Class L Share award agreement, in twenty-five percent (25%) increments on each of the first four anniversaries of the grant date and vested as to an additional twenty-five percent (25%) of the Class L Shares subject to the award (to the extent then-unvested) upon the closing of the IPO (in addition to vesting in full upon a change in control of the company or a sale by OEP of its entire equity interest in the company), in each case, subject to Mr. Glover’s continued employment through the applicable date or event. Additional information on Mr. Glover’s outstanding Class L Share award can be found under the section titled “—Outstanding Equity Awards at Fiscal Year-End” above.

Mr. Glover’s offer letter also requires that Mr. Glover enter into our standard form of invention assignment and nondisclosure of confidential information agreement.

Director Compensation

Fiscal Year 2020 Director Compensation

The following table contains information concerning the compensation paid or payable to our non-employee directors in respect of fiscal year 2020 services.

Name (1)	Fees Earned or Paid in Cash ($) (4)		All Other Compensation ($)		Total ($)
Yoshihiro (Zen) Suzuki (2)	—		—		—
Hideo Takani (2)	—		—		—
Paul Carl (Chip) Schorr IV (3)	—		—		—
Andrew Dunn (3)	—		—		—
Richard Lury	135,000		—		135,000
Joseph Martin	150,000	(5)	—		150,000
Reza Kazerounian	135,000		225,000	(6)	360,000
Noriharu Fujita	135,000		—		135,000

(1)

Mr. Vig, our Chief Executive Officer, is not included in this table as he was an employee of the company during fiscal year 2020 and did not receive compensation for his services as a director. All compensation paid to Mr. Vig for the services he provided to us during fiscal year 2020 is reflected in the section titled “—Summary Compensation Table” above.

(2)	Messrs. Suzuki and Takani serve on our board of directors as designees of Sanken and did not receive additional compensation for their service on our board of directors in fiscal year 2020.
(3)

Messrs. Schorr and Dunn serve on our board of directors as designees of OEP and did not receive additional compensation for their service on our board of directors in fiscal year 2020 nor did Mr. Schorr receive additional compensation for his service as the compensation committee chairman.

(4)	Amounts represent the annual cash retainer paid in respect of services provided in fiscal year 2020, which retainer is payable in quarterly installments in arrears.
(5)

Amount represents the annual cash retainer paid in respect of services provided in fiscal year 2020 plus a $15,000 cash retainer paid to Mr. Martin in respect of his service as the audit committee chairman.

(6)

Amount represents the advisor fees paid to Mr. Kazerounian pursuant to his written consulting agreement with us, as amended on June 28, 2018. For additional information on Mr. Kazerounian’s consulting agreement, see “Certain Relationships and Related Party Transactions—Other Related Party Transactions—Consulting Agreement.”

The table below shows the aggregate numbers of unvested restricted stock awards held as of March 27, 2020 by each non-employee director who was serving as of March 27, 2020.

Name	Unvested Restricted Shares Outstanding at Fiscal Year End (#)(1)
Yoshihiro (Zen) Suzuki	9,000
Hideo Takani	3,000
Richard Lury	3,000
Joseph Martin	3,000
Reza Kazerounian	9,000
Noriharu Fujita	915

(1)	Awards of Class L Shares vest in twenty-five percent (25%) increments on each of the first four anniversaries of the grant date and vested as to an additional twenty-five percent (25%) of the Class L

Shares subject to the award (to the extent then-unvested) upon the closing of our IPO (in addition to vesting in full upon a change in control of the company or a sale by OEP of its entire equity interest in the company), in each case, subject to the holder’s continued service through the applicable date or event.

Director Compensation Program

In connection with our IPO, we adopted, and our stockholders approved, a non-employee director compensation program (the “Director Compensation Program”). The Director Compensation Program provides for annual cash retainer fees and long-term equity awards for certain of our non-employee directors (other than any directors employed by OEP or Sanken or their subsidiaries, each, an “Eligible Director”). The material terms of the Director Compensation Program are summarized below.

The Director Compensation Program consists of the following components, payable only to Eligible Directors who hold the following positions:

Cash Compensation

•	Annual Non-Executive Chairman of the Board Retainer: $75,000

•	Annual Retainer (Non-Chairman): $50,000

•	Annual Committee Chair Retainer:

•	Audit: $125,000

•	Compensation: $20,000

•	Nominating and Corporate Governance: $10,000

•	Annual Committee Member (Non-Chair) Retainer:

•	Audit: $10,000

•	Compensation: $8,500

•	Nominating and Corporate Governance: $5,000

Annual cash retainers will be paid in quarterly installments in arrears and will be pro-rated for any partial calendar quarter of service.

Equity Compensation

•

IPO Grants: Each Eligible Director serving on our Board upon the effectiveness of our IPO was granted an RSU award under the 2020 Plan with a value of approximately $170,000 (each, an “IPO Grant”), which IPO Grant will vest in full on the date of the first annual meeting of our stockholders following the IPO, subject to the director’s continued service through the applicable vesting date (and further subject to accelerated vesting as described below). The number of RSUs subject to each IPO Grant will be determined by reference to the initial public offering price per share of our common stock.

•

Annual Grant: Each Eligible Director serving on our board as of the date of the annual meeting of our stockholders (beginning with calendar year 2021) will be granted, on such annual meeting date, an RSU award with a value of approximately $170,000 (each, an “Annual Award”), which will vest in full on the date of the next annual meeting of our stockholders following the grant date, subject to the director’s continued service through the applicable vesting date (and further subject to accelerated vesting as described below). The number of RSUs subject to an Annual Award will be determined by dividing $170,000 by the trailing 30-calendar day average closing price for the company’s common stock through and including the date prior to the applicable grant date.

•

Pro Rata Grants: If any Eligible Director is initially elected or appointed to serve on the board subsequent to the IPO and on a date other than the date of an annual meeting of our stockholders, such Eligible Director’s will receive an initial RSU award for the period of service through the annual meeting of our stockholders next-following such election or appointment determined based on the number of days elapsed since the last occurring annual meeting of our stockholders, as follows: (i) $170,000 multiplied by (ii) a fraction, (x) the numerator of which equals 365 minus the number of days elapsed since such last occurring annual meeting (but not less than zero) and (y) the denominator of which is equal to 365.

If an Eligible Director ceases to serve on our board due to the Eligible Director’s death, or disability, or during such Eligible Director’s service on a board a change in control of our Company occurs (as defined in the 2020 Plan), all incentive equity awards held by such Eligible Director will vest in full upon such event. Compensation under our Director Compensation Program will be subject to the annual limits on non-employee director compensation set forth in the 2020 Plan, as described below.

Executive Compensation Plans

The following summarizes the material terms of the long-term incentive compensation plan in which our named executive officers are eligible to participate. The Class A Share and Class L Share award agreements (as applicable), under which we have previously made periodic grants of equity and equity-based awards to our named executive officers and other key employees, are described in the section titled “—Narrative to Summary Compensation Table—Equity Compensation—Class A Shares and Class L Shares” above.

2020 Omnibus Incentive Compensation Plan

In connection with our IPO, we adopted, and our stockholders approved, the 2020 Omnibus Incentive Compensation Plan, or the 2020 Plan. We expect to grant cash and equity incentive awards under the 2020 Plan from time to time to eligible service providers.

The following description of the 2020 Plan is qualified by reference to the full text of the 2020 Plan, which is included as an exhibit to the registration statement of which this prospectus is a part.

Purpose and Types of Grants. The purpose of our 2020 Plan is to encourage participants to contribute materially to the growth of the Company, thereby benefitting the Company’s stockholders. Our 2020 Plan provides for the issuance of incentive stock options, non-qualified stock options, stock awards, stock units, stock appreciation rights, other stock-based awards, and cash awards. Our 2020 Plan is intended to provide an incentive to participants to contribute to our economic success by aligning the economic interests of participants with those of our stockholders.

Administration. Our 2020 Plan is administered by our compensation committee, and our compensation committee determines all of the terms and conditions applicable to grants under our 2020 Plan. Our compensation committee also determines who will receive grants under our 2020 Plan and the number of shares of common stock that are subject to grants, except that grants to members of our board of directors must be authorized by a majority of our board of directors.

Our compensation committee may delegate authority under the 2020 Plan to one or more subcommittees as it deems appropriate. Subject to compliance with applicable law and stock exchange requirements, the compensation committee may delegate all or part of its authority to our Chief Executive Officer, as it deems appropriate, with respect to grants to employees or key advisors who are not executive officers under Section 16 of the Securities Exchange Act of 1934, as amended. Our compensation committee, our board of directors, any subcommittee or the Chief Executive Officer, as applicable, that has authority with respect to a specific grant are referred to as “the committee” in this description of the 2020 Plan.

Shares Subject to the Plan. Subject to adjustment, our 2020 Plan authorizes the issuance or transfer of up to 5,827,400 shares of common stock, which shares may be authorized but unissued shares, reacquired shares or shares purchased in the open market. The aggregate number of shares of common stock that may be issued or transferred under the 2020 Plan pursuant to incentive stock options under Section 422 of the Code may not exceed 100,000,000 shares of common stock. During the term of our 2020 Plan (excluding any extensions), the share reserve will automatically increase on the first trading day in January of each calendar year, beginning in calendar year 2021, by an amount equal to 2.625% of the total number of outstanding shares of common stock on the last trading day in December of the immediately prior calendar year, or such lesser amount as determined by the Board.

If any options or stock appreciation rights expire or are canceled, forfeited, exchanged, or surrendered without having been exercised, or if any stock awards, stock units or other stock-based awards are forfeited, terminated, or otherwise not paid in full, the shares of our common stock subject to such grants will again be available for purposes of our 2020 Plan. In addition, if any shares of our common stock are surrendered in payment of the exercise price of an option, the number of shares available for issuance under our 2020 Plan will be reduced only by the net number of shares actually issued upon exercise and not by the total number of shares under which such option is exercised. Upon the exercise of any stock appreciation right granted under the 2020 Plan, the share reserve will be reduced by the net number of shares actually issued upon such exercise. If shares of our common stock are withheld in satisfaction of the withholding taxes incurred in connection with the issuance, vesting or exercise of any grant, or the issuance of our common stock, then the number of shares of our common stock available for issuance under our 2020 Plan shall be reduced by the net number of shares issued, vested, or exercised under such grant. If any grants are paid in cash, and not in shares of our common stock, any shares of our common stock subject to such grants will also be available for future grants.

In addition, shares of our common stock issued under grants made pursuant to assumption, substitution, or exchange of previously granted awards of a company that we acquire will not reduce the number of shares of our common stock available under the 2020 Plan. Available shares under a stockholder approved plan of an acquired company may be used for grants under the 2020 Plan and will not reduce the share reserve, subject to compliance with the applicable stock exchange rules and the Code.

Individual Limits. Subject to adjustment, the maximum aggregate grant date value of shares of common stock granted to any non-employee director in any one calendar year, taken together with any cash fees earned by such non-employee director for services rendered during the calendar year, shall not exceed $750,000 in total value.

Adjustments. In connection with stock dividends, spin-offs, recapitalizations, stock splits and certain other events affecting our common stock, the committee will make adjustments as it deems appropriate in the maximum number and kind of shares of common stock reserved for issuance as grants; the maximum number and kind of shares that may be granted to any individual in any year; the number and kind of shares covered by outstanding grants; the number and kind of shares that may be issued under our 2020 Plan; and the price per share or market value of any outstanding grants.

Eligibility. All of our employees are eligible to receive grants under our 2020 Plan. In addition, our non-employee directors and key advisors who perform services for us may receive grants under our 2020 Plan.

Vesting. The committee determines the vesting and exercisability terms of awards granted under our 2020 Plan.

Options. Under our 2020 Plan, the committee will determine the number of shares of our common stock subject to each option and the exercise price per share for each such option. The committee may grant options that are intended to qualify as incentive stock options under Section 422 of the Code, or non-qualified stock options that are not intended to so qualify. Incentive stock options may only be granted to our employees. Non-qualified stock options may be granted to anyone eligible to participate in our 2020 Plan.

The exercise price of a stock option granted under our 2020 Plan generally cannot be less than the fair market value of a share of our common stock on the date the option is granted. If an incentive stock option is granted to a 10% stockholder, the exercise price cannot be less than 110% of the fair market value of a share of our common stock on the date the option is granted.

The exercise price for any option is generally payable in cash. In certain circumstances as permitted by the committee, the exercise price may be paid (i) by the surrender of shares of our common stock with an aggregate fair market value on the date the option is exercised equal to the exercise price, (ii) by payment through a broker in accordance with procedures established by the Federal Reserve Board, (iii) by withholding shares of common stock subject to the exercisable option which have a fair market value on the date of exercise equal to the aggregate exercise price, or (iv) by such other method as the committee approves.

The term of an option cannot exceed ten years from the date of grant, except that if an incentive stock option is granted to a 10% stockholder, the term cannot exceed five years from the date of grant. Except as provided in the grant instrument, an option may only be exercised while a participant is employed by or providing service to us. The committee will determine in the grant instrument under what circumstances and during what time periods a participant may exercise an option after termination of employment or service.

Stock Awards. Under our 2020 Plan, the committee may grant stock awards to anyone eligible to participate in our 2020 Plan. A stock award is an award of nontransferable shares of our common stock that may be subject to vesting conditions and other restrictions as the committee determines. The restrictions, if any, may lapse over a specified period of employment or based on the satisfaction of pre-established criteria, in installments or otherwise, as the committee may determine. Except to the extent restricted under the grant instrument relating to the stock award, a participant will have all of the rights of a stockholder as to those shares, including the right to vote and the right to receive dividends or distributions on the shares. Dividends with respect to stock awards that vest based on performance shall vest if and to the extent that the underlying stock award vests, as determined by the committee. All unvested stock awards are forfeited if the participant’s employment or service is terminated for any reason, or if other specified conditions are not met, unless the committee determines otherwise.

Stock Units. Under our 2020 Plan, the committee may grant stock units to anyone eligible to participate in our 2020 Plan. Stock units are phantom units that represent shares of our common stock. Stock units may vest and become payable on the vesting terms and conditions and other restrictions as determined by the committee and, to the extent vested, will be payable in cash, shares of common stock, or a combination thereof, as determined by the committee. All unvested restricted stock units are forfeited if the participant’s employment or service is terminated for any reason, or if other specified conditions are not met, unless the committee determines otherwise.

Stock Appreciation Rights. Under our 2020 Plan, the committee may grant stock appreciation rights to anyone eligible to participate in our 2020 Plan, which may be granted separately or in tandem with any option. Stock appreciation rights granted with a non-qualified stock option may be granted either at the time the non-qualified stock option is granted or any time thereafter while the option remains outstanding. Stock appreciation rights granted with an incentive stock option may be granted only at the time the grant of the incentive stock option is made. The committee will establish the base amount of the stock appreciation right at the time the stock appreciation right is granted, which will be equal to or greater than the fair market value of a share of our common stock as of the date of grant.

If a stock appreciation right is granted in tandem with an option, the number of stock appreciation rights that are exercisable during a specified period will not exceed the number of shares of our common stock that the participant may purchase upon exercising the related option during such period. Upon exercising the related option, the related stock appreciation rights will terminate, and upon the exercise of a stock appreciation right, the related option will terminate to the extent of an equal number of shares of our common stock.

When a participant exercises a stock appreciation right, the participant will receive the excess of the fair market value of the underlying common stock over the base amount of the stock appreciation right. The appreciation of a stock appreciation right will be paid in shares of our common stock, cash or both. Generally, stock appreciation rights may only be exercised while the participant is employed by, or providing services to, us. The committee will determine in the grant instrument under what circumstances and during what time periods a participant may exercise a stock appreciation right after termination of employment or service. The term of a stock appreciation right cannot exceed ten years from the date of grant. In the event that on the last day of the term of a stock appreciation right, the exercise is prohibited by applicable law, including a prohibition on purchases or sales of our common stock under our insider trading policy, the term of the stock appreciation right will be extended for a period of 30 days following the end of the legal prohibition, unless the committee determines otherwise.

Other Stock-Based Awards. Under our 2020 Plan, the committee may grant other types of awards that are based on, or measured by, our common stock. The committee may grant such awards to anyone eligible to participate in our 2020 Plan and will determine the terms and conditions of such awards. Other stock-based awards may be payable in cash, shares of our common stock, or a combination of the two.

Cash Awards. Under the 2020 Plan, the committee may grant cash awards to anyone eligible to participate in our 2020 Plan. The committee will determine which eligible individuals will receive cash awards and the terms and conditions applicable to each cash award, including the criteria for vesting and payment.

Dividend Equivalents. Under our 2020 Plan, the committee may grant dividend equivalents in connection with grants of stock units or other stock-based awards made under our 2020 Plan. Dividend equivalents entitle the participant to receive amounts equal to ordinary dividends that are paid on the shares underlying a grant while the grant is outstanding. The committee will determine whether dividend equivalents will be paid currently or accrued as contingent cash obligations. Dividend equivalents may be paid in cash or shares of our common stock. The committee will determine the terms and conditions of the dividend equivalent grants, including whether the grants are payable upon the achievement of specific performance goals. Dividend equivalents with respect to stock units or other stock-based awards that vest based on performance shall vest and be paid only if and to the extent that the underlying stock units or other stock-based awards vest and are paid as determined by the committee.

Change of Control. If we experience a change of control where we are not the surviving corporation (or survive only as a subsidiary of another corporation), unless the committee determines otherwise, all outstanding grants that are not exercised or paid at the time of the change of control will be assumed by, or replaced with grants that have comparable terms by, the surviving corporation (or a parent or subsidiary of the surviving corporation). Unless a grant instrument provides otherwise, if a participant’s employment is terminated by the surviving corporation without cause (as defined in the Plan) upon or within 12 months following a change of control, the participant’s outstanding grants will fully vest as of the date of termination; provided that if the vesting of any grants is based, in whole or in part, on performance, the applicable grant instrument will specify how the portion of the grant that becomes vested upon a termination following a change in control will be calculated.

If there is a change of control and any outstanding grants are not assumed by, or replaced with grants that have comparable terms by, the surviving corporation (or a parent or subsidiary of the surviving corporation), the committee may take any of the following actions without the consent of any participant:

•

determine that outstanding options and stock appreciation rights will accelerate and become fully exercisable and the restrictions and conditions on outstanding stock awards, stock units, cash awards, and dividend equivalents immediately lapse;

•	pay participants, in an amount and form determined by the committee, in settlement of outstanding stock units, cash awards, or dividend equivalents;

•

require that participants surrender their outstanding stock options and stock appreciation rights in exchange for a payment by us, in cash or shares of our common stock, equal to the difference between the fair market value of the underlying shares of common stock and the exercise price or base amount, as applicable; or

•

after giving participants an opportunity to exercise all of their outstanding stock options and stock appreciation rights, terminate any or all unexercised stock options and stock appreciation rights on the date determined by the committee.

However, if the per share fair market value of the common stock does not exceed the per share stock option exercise price or stock appreciation right base amount, as applicable, we will not be required to make any payment to the participant upon surrender of the stock option or stock appreciation right. The committee may condition a payment made pursuant to the terms of the 2020 Plan as a result of a change of control on the participant’s execution of a release of claims in a form established by us.

In general terms, a change of control under our 2020 Plan occurs if:

•	a person, entity or affiliated group, with certain exceptions, acquires more than 50% of our then outstanding voting securities;

•	we merge into another entity unless the holders of our voting shares immediately prior to the merger have more than 50% of the combined voting power of the securities in the surviving corporation;

•	we merge into another entity and the members of the board of directors prior to the merger do not constitute a majority of the board of the surviving corporation;

•	we sell or dispose of all or substantially all of our assets;

•	the consummation of a complete dissolution or liquidation; or

•	a majority of the members of our board of directors is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the incumbent directors.

Deferrals. The committee may permit or require participants to defer receipt of the payment of cash or the delivery of shares of common stock that would otherwise be due to the participant in connection with a grant under our 2020 Plan. The committee will establish the rules and procedures applicable to any such deferrals, consistent with the requirements of Section 409A of the Code.

Withholding. All grants under the 2020 Plan are subject to applicable U.S. federal (including FICA), state and local, foreign, or other tax withholding requirements. We may require participants or other persons receiving grants or exercising grants to pay an amount sufficient to satisfy such tax withholding requirements with respect to such grants, or we may deduct from other wages and compensation paid by us the amount of any withholding taxes due with respect to such grant.

The committee may permit or require that our tax withholding obligation with respect to grants paid in our common stock to be paid by having shares withheld up to an amount that does not exceed the participant’s minimum applicable withholding tax rate for United States federal (including FICA), state and local, foreign, or other tax liabilities, or as otherwise determined by the committee. In addition, the committee may, in its discretion, and subject to such rules as the committee may require participants to have such share withholding applied to all or a portion of the tax withholding obligation arising in connection with any particular grant. The grant agreements shall specify the withholding approach.

Transferability. Except as permitted by the committee with respect to non-qualified stock options, only a participant may exercise rights under a grant during the participant’s lifetime. A participant cannot transfer those rights except by will or by the laws of descent and distribution or, with respect to grants other than incentive stock options, pursuant to a domestic relations order. Upon death, the personal representative or other person entitled to succeed to the rights of the participant may exercise such rights. The committee may provide in a grant instrument that a participant may transfer non-qualified stock options to family members, or one or more trusts or other entities for the benefit of or owned by family members, consistent with applicable securities laws and such terms as the committee determines.

Amendment; Termination. Our board of directors may amend or terminate our 2020 Plan at any time, except that our stockholders must approve an amendment if such approval is required in order to comply with the Code, applicable laws, or applicable stock exchange requirements. Unless terminated sooner by our board of directors or extended with stockholder approval, our 2020 Plan will terminate on the day immediately preceding the tenth anniversary of the effective date of the 2020 Plan.

Stockholder Approval. Except in connection with certain corporate transactions, including any stock dividend, distribution, stock split, extraordinary cash dividend, recapitalization, change in control, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of shares of common stock or similar transactions, stockholder approval is required to (i) reduce the exercise price or base price of outstanding stock options or stock appreciation rights, (ii) cancel outstanding stock options or stock appreciation rights in exchange for the same type of grant with a lower exercise price or base price, and (iii) cancel outstanding stock options or stock appreciation rights that have an exercise price or base price above the current price of a share of common stock, in exchange for cash or other securities, each as applicable.

Establishment of Sub-Plans. The committee may, from time to time, establish one or more sub-plans under the 2020 Plan to satisfy the requirements of local law or to obtain more favorable tax or other treatment with respect to grants to participants who reside or work outside of the United States. The committee may establish such sub-plans by adopting supplements to the 2020 Plan setting forth such additional terms and conditions not otherwise inconsistent with the 2020 Plan as the committee deems necessary. All such supplements will be deemed part of the 2020 Plan, but each supplement will only apply to participants within the affected jurisdiction.

Clawback. Subject to applicable law, and to the extent we have not implemented a clawback or recoupment policy outside of our 2020 plan, if a participant breaches any restrictive covenant agreement between the participant and us, or otherwise engages in activities that constitute cause (as defined in our 2020 Plan) either while employed by, or providing services to, us or within a specified period of time thereafter, all grants held by the participant will terminate, and we may rescind any exercise of an option or stock appreciation right and the vesting of any other grant and delivery of shares upon such exercise or vesting, as applicable on such terms as the committee will determine, including the right to require that in the event of any rescission:

•	the participant must return to us the shares received upon the exercise of any option or stock appreciation right or the vesting and payment of any other grants; or

•

if the participant no longer owns the shares, the participant must pay to us the amount of any gain realized or payment received as a result of any sale or other disposition of the shares (if the participant transferred the shares by gift or without consideration, then the fair market value of the shares on the date of the breach of the restrictive covenant agreement or activity constituting cause), net of the price originally paid by the participant for the shares.

Payment by the participant will be made in such manner and on such terms and conditions as may be required by the committee. We will be entitled to set off against the amount of any such payment any amounts that we otherwise owe to the participant. In addition, grants under our 2020 Plan are subject to any applicable share trading policies and other policies that our board of directors may implement from time to time.

2020 Employee Stock Purchase Plan

In connection with our IPO, we adopted, and our stockholders approved, the 2020 Employee Stock Purchase Plan, or the 2020 ESPP. The material terms of the 2020 ESPP are summarized below.

The 2020 ESPP is comprised of two distinct components in order to provide increased flexibility to grant options to purchase shares under the 2020 ESPP to our U.S. and non-U.S. employees. Specifically, the 2020 ESPP authorizes (i) the grant of options to U.S. employees that are intended to qualify for favorable U.S. federal tax treatment under Section 423 of the Code (the “Section 423 Component”), and (ii) the grant of options that are not intended to be tax-qualified under Section 423 of the Code to facilitate participation for employees located outside of the U.S. who do not benefit from favorable U.S. federal tax treatment and to provide flexibility to comply with non-U.S. law and other considerations (the “Non-Section 423 Component”). Where permitted under local law and custom, we expect that the Non-Section 423 Component will generally be operated and administered on terms and conditions similar to the Section 423 Component.

Shares Available for Awards; Administration. A total of 832,400 shares of our common stock will initially be reserved for issuance under the 2020 ESPP. In addition, the number of shares available for issuance under the 2020 ESPP will be annually increased on January 1 of each calendar year beginning in 2021 and ending in and including 2030, by an amount equal to the lesser of (A) 0.375% of the shares of our common stock outstanding on the final day of the immediately preceding calendar year and (B) such smaller number of shares as is determined by our board of directors, provided that no more than 100,000,000 shares of our common stock may be issued under the Section 423 Component. Our board of directors or a committee of our board of directors will administer and will have authority to interpret the terms of the 2020 ESPP and determine the eligibility of participants. The compensation committee is the initial administrator of the 2020 ESPP.

Eligibility. Our employees and the employees of certain of our subsidiaries participating in the 2020 ESPP “designated subsidiaries” from time to time will be eligible to participate in the 2020 ESPP if they meet the eligibility requirements under the 2020 ESPP established from time to time by the plan administrator. However, an employee may not be granted rights to purchase stock under our 2020 ESPP if the employee, immediately after the grant, would own (directly or through attribution) stock possessing 5% or more of the total combined voting power or value of all classes of our common or other class of stock. Neither non-employee directors nor consultants are eligible to participate in the 2020 ESPP. Employees who choose not to participate, or who are not eligible to participate at the start of an offering period but who become eligible thereafter, may enroll in any subsequent offering period.

Grant of Rights. Stock will be offered under the 2020 ESPP during offering periods. The length of the offering periods under the 2020 ESPP will be determined by the plan administrator and may be up to twenty-seven months long. Employee payroll deductions will be used to purchase shares on each purchase date during an offering period. The purchase dates for each offering period will be the final trading day in the purchase period (or, if no purchase period is specified, the final day of the offering period). The number of purchase periods within, and purchase dates during, each offering period will be established by the plan administrator. Offering periods under the 2020 ESPP will commence when determined by the plan administrator. The plan administrator may, in its discretion, modify the terms of future offering periods.

The 2020 ESPP permits participants to purchase shares of our common stock through payroll deductions of up to a specified percentage of their eligible compensation, which will include a participant’s gross cash compensation for services to us, including any prior-week adjustments; cash incentive compensation and bonuses (e.g., annual incentive bonuses or sales incentive plan payments); overtime payments; or compensation paid by the company or designated subsidiary in respect of periods of absence from work; and excluding any one-time or non-periodic bonuses (e.g., retention or sign-on bonuses); education or tuition reimbursements; travel expenses; business and moving reimbursements; income received in connection with any stock options, stock appreciation rights, restricted stock, restricted stock units or other compensatory equity awards; fringe benefits; other special payments and all contributions made by the company or any designated subsidiary for the Employee’s benefit under any employee benefit. In any non-U.S. jurisdictions where participation in the 2020 ESPP through payroll deductions is prohibited (if any), the plan administrator may provide that an eligible employee may elect to participate through contributions to his or her account under the 2020 ESPP in a form acceptable to the plan administrator in lieu of or in addition to payroll deductions. The plan administrator will establish a maximum number of shares that may be purchased by a participant during any offering period or purchase period, which, in the absence of a contrary designation, will be 2,500 shares. In addition, no participant will be permitted to accrue the right to purchase stock under the Section 423 Component at a rate in excess of $25,000 worth of shares during any calendar year during which such a purchase right is outstanding (based on the fair market value per share of our common stock as of the first day of the offering period).

On the first trading day of each offering period, each participant will automatically be granted an option to purchase shares of our common stock. The option will be exercised on the applicable purchase date(s) during the offering period, to the extent of the payroll deductions (or contributions, as applicable) accumulated during the applicable purchase period. The purchase price of the shares, in the absence of a contrary designation by the plan administrator, will be 85% of the lower of the fair market value of our common stock on the first trading day of the offering period or on the applicable purchase date (which will be the final trading day of the applicable purchase period), whichever is lower. Participants may voluntarily end their participation in the 2020 ESPP at any time at least two weeks prior to the end of the applicable offering period (or such longer or shorter period specified by the plan administrator in the applicable offering terms), and will be paid their accrued payroll deductions (and contributions, if applicable) that have not yet been used to purchase shares of common stock. If a participant withdraws from the 2020 ESPP during an offering period, the participant cannot rejoin until the next offering period. Participation ends automatically upon a participant’s termination of employment.

A participant may not transfer rights granted under the 2020 ESPP other than by will or the laws of descent and distribution, or and are generally exercisable only by the participant.

Certain Transactions. In the event of certain non-reciprocal transactions or events affecting our common stock, the plan administrator will make equitable adjustments to the 2020 ESPP and outstanding rights. In the event of certain unusual or non-recurring events or transactions, including a change in control, the plan administrator may provide for (i) either the replacement of outstanding rights with other rights or property or termination of outstanding rights in exchange for cash, (ii) the assumption or substitution of outstanding rights by the successor or survivor corporation or parent or subsidiary thereof, if any, (iii) the adjustment in the number and type of shares of stock subject to outstanding rights, (iv) the use of participants’ accumulated payroll deductions to purchase stock on a new purchase date prior to the next scheduled purchase date and termination of any rights under ongoing offering periods or (v) the termination of all outstanding rights.

Plan Amendment. The plan administrator may amend, suspend or terminate the 2020 ESPP at any time. However, stockholder approval must be obtained for any amendment that increases the aggregate number or changes the type of shares that may be sold pursuant to rights under the 2020 ESPP.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements, discussed in the section titled “Executive and Director Compensation,” the following is a description of each transaction or agreement since April 1, 2017 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeded or exceeds $120,000; and

•

any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5% of our outstanding capital stock, or any immediate family member of, or person sharing a household with, any of these individuals or entities, had or will have a direct or indirect material interest.

The following descriptions include summaries of certain provisions of our related party agreements. Because these descriptions are only summaries, they may not contain all of the information you may find useful in deciding whether to invest in our common stock, and are qualified in their entirety by reference to the full text of any such agreement filed as an exhibit to the registration statement of which this prospectus forms a part.

Common Stock Repurchases

In October 2020, we entered into repurchase agreements with certain of our directors, executive officers and other employees that provided for our repurchase from each such holder of a number of shares of common stock sufficient to generate proceeds to satisfy certain tax obligations triggered by the vesting of the shares of Class A common stock or a portion of the shares of Class L common stock, as applicable, held by such holder that occurred in connection with our IPO, after reducing the amount of such tax obligations by an amount equal to the net after-tax value of any dividend proceeds retained by us on behalf of such holder in connection with the Recapitalization, in each case, in accordance with the terms of the applicable repurchase agreement. The purchase price per share for each share of common stock was equal to the initial public offering price per share for the shares of common stock sold in the IPO, less an amount equal to the underwriting discount. We refer to these transactions collectively as the “Common Stock Repurchases.”

Pursuant to the Common Stock Repurchases, and based on a repurchase price of $13.195 per share, we repurchased 595,912 shares of common stock from Ravi Vig for an aggregate repurchase price of $7.9 million; 287,912 shares of common stock from Paul V. Walsh, Jr. for an aggregate repurchase price of $3.8 million; 109,648 shares from Michael C. Doogue for an aggregate repurchase price of $1.4 million; and 119,183 shares of common stock from Thomas C. Teebagy, Jr. for an aggregate repurchase price of $1.6 million.

For additional information on the awards of our Class A common stock and their vesting terms and other conditions, see “Executive Compensation—Narrative to the Summary Compensation Table—Equity Compensation,” above.

The Divestiture Transactions

The following descriptions summarize related party agreements and arrangements we entered into or modified in connection with the Divestiture Transactions.

PSL-Sanken Loans

Prior to the consummation of the PSL Divestiture, PSL was a borrower under certain loan and line-of-credit agreements with Sanken, as lender, including (i) the Credit Line Agreement, dated August 30, 2005 (the “2005 Credit Line”), (ii) the Long Term Credit Line Agreement, dated September 29, 2017 (the “2017 Line of Credit”),

(iii) the Loan Agreement, dated as of April 24, 2018 (the “2018 Loan Agreement”), (iv) the Loan Agreement, dated as of March 14, 2019 (the “2019 Loan Agreement”), and (v) the Loan Agreement, dated as of February 24, 2020 (the “2020 Loan Agreement” and, together with the 2005 Credit Line, the 2017 Line of Credit, the 2018 Loan Agreement and the 2019 Loan Agreement, the “PSL-Sanken Loans”).

The following table summarizes, for each of the PSL-Sanken Loans; the largest aggregate principal amount of indebtedness outstanding thereunder during the period between April 1, 2017 and the consummation of the PSL Divestiture; the aggregate principal amount of indebtedness outstanding thereunder as of the consummation of the PSL Divestiture; principal and interest payments made on such indebtedness during fiscal years 2018, 2019 and 2020; and the interest rate applicable to such indebtedness.

	Principal Amount Outstanding as of Consummation of PSL Divestiture(1)	Principal Payments	Interest Rate (per annum)	Interest Payments
2005 Credit Line	$10.0 million	(2)	*	(2)
2017 Line of Credit	$15.0 million	(3)	*	(3)
2018 Credit Agreement	$5.0 million	(4)	*	(4)
2019 Credit Agreement	$9.7 million	(5)	*	(5)
2020 Credit Agreement	$3.0 million	(6)	*	(6)

*	The interest rate in effect for each of the PSL-Sanken Loans was 2.3692% per annum in fiscal year 2018, 3.3096% per annum in fiscal year 2019 and 3.2283% per annum in fiscal year 2020.
(1)	Also represents the largest principal amount outstanding after April 1, 2017.
(2)

No principal payments on the 2005 Credit Line were made during fiscal years 2018, 2019 or 2020. Interest payments on the 2005 Credit Line were approximately $0.2 million, $0.3 million and $0.3 million during fiscal years 2018, 2019 and 2020, respectively.

(3)

No principal payments on the 2017 Line of Credit were made during fiscal years 2018, 2019 or 2020. Interest payments on the 2017 Line of Credit were approximately $0.4 million, $0.5 million and $0.5 million during fiscal years 2018, 2019 and 2020, respectively.

(4)

No principal payments on the 2018 Loan Agreement were made during fiscal years 2018, 2019 or 2020. Interest payments on the 2018 Loan Agreement were approximately $0.1 million, $0.2 million and $0.2 million during fiscal years 2018, 2019 and 2020, respectively.

(5)

No principal payments on the 2019 Loan Agreement were made during fiscal years 2018, 2019 or 2020. Interest payments on the 2019 Loan Agreement were approximately $0.2 million, $0.3 million and $0.3 million during fiscal years 2018, 2019 and 2020, respectively.

(6)

No principal payments on the 2020 Loan Agreement were made during fiscal years 2018, 2019 or 2020. Interest payments on the 2020 Loan Agreement were approximately $0.07 million, $0.1 million and $0.1 million, respectively, during fiscal years 2018, 2019 and 2020, respectively.

In connection with the PSL Divestiture, we assumed the $42.7 million in aggregate principal amount of debt owed to Sanken under the PSL-Sanken Loans, which debt was forgiven in exchange for our transfer to Sanken of 70% of the issued and outstanding equity interests in PSL.

Consolidated Loan Agreement

Prior to the consummation of the PSL Divestiture, PSL had $66.4 million in aggregate principal amount of debt owed to us under certain intercompany loan agreements (collectively, the “Existing Allegro Loans”). As partial consideration for the recapitalization of our equity interests in PSL in connection with the PSL Divestiture, we contributed $15.0 million in aggregate principal amount of debt outstanding under the Existing Allegro Loans, terminated the balance of the Existing Allegro Loans and entered into the Consolidated Loan Agreement with PSL pursuant to which PSL issued the PSL Note to us in the amount of $51.4 million (representing the aggregate principal amount of debt outstanding under the Existing Allegro Loans prior to their termination). Interest accrues under the Consolidated Loan Agreement at a rate of 2.70% per annum. The principal amount outstanding under the Consolidated Loan Agreement, together with accrued and unpaid interest thereon, is to be repaid in six annual installments beginning on March 28, 2022, with the final payment due on March 28, 2027, provided that PSL may prepay all or any portion of such outstanding principal amount at any time without premium or penalty.

PSL LLC Agreement

In connection with the PSL Divestiture, we, Sanken and PSL amended and restated the existing limited liability company agreement of PSL (as so amended and restated, the “PSL LLC Agreement” or, for purposes of this summary, the “LLC Agreement”) to admit Sanken as a member, reflect the recapitalization of our equity interests and otherwise reflect the rights and obligations of us and Sanken (each, a “Member” and together, the “Members”) thereunder following the consummation of the PSL Divestiture.

Under the LLC Agreement, the power to manage the business and affairs of PSL is vested in a board of managers (the “Board”). The Board currently consists of five managers, three of whom are designees of Sanken, one of whom is our designee, and the last of whom is the President of PSL.

The limited liability company interests of PSL are represented by units (“Units”), which entitle the holder thereof to an ownership interest in the income, losses and capital of PSL and a share of the distributions of PSL, in each case, as set forth in the LLC Agreement. The LLC Agreement provides that distributions of cash or other assets of PSL are subject to the approval of the Board and the consent of each Member. Any distributions will be allocated to each Member in accordance with the percentage of outstanding Units held by such Member (“Unit Percentage”). As of December 25, 2020, our Unit Percentage was 30% and Sanken’s Unit Percentage was 70%. In the event of a dissolution, the assets of PSL will first be used to repay PSL’s debts (including debts owed to the Members), and any remaining assets will be distributed to the Members in accordance with their respective Unit Percentages.

Wafer Foundry Agreement and Price Support Agreement

In April 2013, AML entered into a wafer foundry agreement with PSL (as amended, the “Wafer Foundry Agreement”). Under the Wafer Foundry Agreement, PSL produces wafers for sale to AML in response to purchase orders AML submits on a weekly basis. Purchase orders under the Wafer Foundry Agreement are binding, provided that AML may cancel any such order subject to paying the applicable termination charges as set forth in the Wafer Foundry Agreement. Wafer and mask pricing is established by AML and PSL based on a six-month binding forecast finalized at the beginning of each new fiscal half-year period, subject to mutually agreed-upon pricing adjustments for increases or decreases in excess of a specified percentage of forecasted volumes. The Wafer Foundry Agreement also grants to PSL a non-exclusive, non-transferable, royalty-free license to use certain technology and intellectual property rights of AML to manufacture such semiconductor wafers in PSL’s Bloomington, Minnesota wafer fab facility. During fiscal years 2018, 2019 and 2020 and the nine-month period ended December 25, 2020, AML made aggregate purchases of $78.1 million, $65.2 million, $44.0 million and $28.4 million, respectively, from PSL pursuant to the Wafer Foundry Agreement.

The Wafer Foundry Agreement provides that PSL will reimburse AML for AML’s reasonable and verifiable costs incurred for product recalls and the sorting, inspection, replacement, repair, disposal and/or re-shipment of defective products resulting from the non-conformity of any wafer purchased from PSL, subject to an agreed-upon cap, and provided the amount of any such claim must exceed a specified de minimis amount.

As part of the Divestiture Transactions, AML and PSL amended the Wafer Foundry Agreement to, among other things, require AML to submit a rolling three-year forecast of its total production wafer requirements by process technology, to be updated on an annual basis. In the event AML does not purchase at least 90% of its annual forecasted volumes for a fiscal year, calculated on a per-quarter basis (the “Minimum Purchase

Quantity”), AML will be required to pay to PSL, within 60 days following the end of the applicable fiscal year, a “shortfall amount” equal to the fixed direct cost per production wafer multiplied by the difference between the actual number of production wafers purchased by AML and the Minimum Purchase Quantity. The Wafer Foundry Agreement, as amended, has an initial term of three years and may be renewed for additional one-year periods by mutual written agreement of the parties.

As part of the Divestiture Transactions, AML and PSL also entered into a letter agreement (the “Price Support Agreement”), which provides that, during PSL’s fiscal year 2021, irrespective of whether AML meets the Minimum Purchase Quantity under the Wafer Foundry Agreement, AML will make a payment to PSL of approximately $5.9 million prior to the end of such fiscal year in cash or, at AML’s option, as a reduction of PSL’s existing debt obligations under the Consolidated Loan Agreement. We paid $5.0 million of this amount during the nine-month period ended December 25, 2020.

Distribution of Sanken Products

AML and Sanken were party to a distribution agreement (as amended, the “Sanken Products Distribution Agreement”) for the distribution of Sanken products by us from July 2007 until the end of fiscal year 2020, when it was terminated in connection with the Divestiture Transactions. Under the Sanken Products Distribution Agreement, AML acted as the exclusive distributor for Sanken’s semiconductor products, switching power supplies and AC adapters (subject to certain exceptions for any products AML and Sanken agree to exclude) in North America, South America and Europe. The price AML was required to pay for Sanken products under the Sanken Products Distribution Agreement was set as a percentage of the selling price of such products to AML’s end customers. During fiscal years 2018, 2019 and 2020, AML purchased $35.6 million, $33.1 million and $32.2 million of products from Sanken under the Sanken Products Distribution Agreement.

Transition Services Agreement

As part of the Divestiture Transactions, we, PSL and Sanken entered into a transition services agreement (the “Transition Services Agreement”), pursuant to which we agreed, among other things, to provide certain human resources, legal and distribution support services to PSL following the consummation of the Divestiture Transactions. The Transition Services Agreement provides that we and our wholly owned subsidiaries AML and Allegro MicroSystems Europe Ltd. will provide such services in a manner generally consistent with the manner in which they were provided during the 12 months prior to the date of the Transition Services Agreement, and will not be obligated to perform any service in a manner that is materially more burdensome than the analogous services provided for or within its own organization or group during such 12-month period.

The services contemplated by the Transition Services Agreement include human resources, legal and distribution support services. The applicable service period for human resources and legal services is 12 months, and fees payable for such services are $50,000 per year, invoiced on a quarterly basis. The applicable service period for distribution support services is six months with respect to services provided in North America and South America, and nine months with respect to services provided in Europe. All distribution support services are to be provided on a cost plus 10% basis. We did not receive any fees under the Transition Services Agreement during the nine-month period ended December 25, 2020.

The Transition Services Agreement has an initial term of 12 months and may be extended for additional 12-month terms on an annual basis if the parties so agree prior to the expiration of the then-current term. Unless the Transition Services Agreement otherwise provides, PSL may terminate a specific service prior to the end of the term by providing at least 60 days’ prior written notice.

Transfer Pricing Agreements

In August 2017, we, Sanken, AML and PSL entered into a transfer pricing agreement (the “2017 Transfer Pricing Agreement”) pursuant to which Sanken and AML agreed to make payments to PSL in such amount (the

“True Up Amount”) as may be necessary to enable PSL to achieve certain targeted earnings before interest and taxes (“EBIT”) levels expected to enable PSL to comply with applicable transfer pricing regulations under the Code in respect of semiconductor wafer purchases by Sanken and AML from PSL. For each half-year period for which it was determined that payment of a True Up Amount was required, PSL was required to invoice Sanken and AML each for 50% of the total True Up Amount. The 2017 Transfer Pricing Agreement terminated at the end of our fiscal year 2019. We and Sanken each made payments to PSL under the 2017 Transfer Pricing Agreement of $5.1 and $11.9 in fiscal years 2018 and 2019, respectively.

In April 2019, we, Sanken, AML and PSL entered into a new transfer pricing agreement (the “2019 Transfer Pricing Agreement”). The terms of the 2019 Transfer Pricing Agreement were substantially similar to the 2017 Transfer Pricing Agreement, provided that any required payments of the True Up Amount were determined on a quarterly basis and invoiced to Sanken and AML in accordance with their respective shares. We and Sanken each made payments of $26.8 million to PSL under the 2019 Transfer Pricing Agreement during fiscal year 2020.

As part of the Divestiture Transactions, we, Sanken, AML and PSL entered into an amended and restated transfer pricing agreement (the “A&R Transfer Pricing Agreement”), pursuant to which Sanken is obligated to make payments to PSL on a quarterly basis in such amounts as may be necessary to enable the margin of PSL’s EBIT for the most recent trailing twelve-month period for which financial statements are available over PSL’s consolidated revenues for such period (such margin, the “EBIT Margin”) to meet a target level EBIT Margin agreed upon by us, Sanken, AML and PSL. The A&R Transfer Pricing Agreement provides that we and AML are express beneficiaries of such agreement with the right to directly enforce the rights of PSL thereunder. The term of the A&R Transfer Pricing Agreement is perpetual, but may be terminated at any time upon written consent by each of us, Sanken, AML and PSL.

Letter Agreement re Consolidation of Technology Agreements

As part of the Divestiture Transactions, AML entered into a consolidation of technology agreement with Sanken and PSL (the “Technology Letter Agreement”) pursuant to which the parties confirmed their agreement regarding their respective rights and obligations relating to certain intellectual property developed pursuant to the agreements listed on Schedule 1 thereto, including the Discrete Technology Development Agreement, the IC Technology Development Agreement and the SG8 Collaboration Agreement (each as defined below under “—Other Related Party Transactions—Technology Agreements”). The Technology Letter Agreement generally covers assignments and licenses of certain intellectual property by PSL to us and Sanken; licenses by us and Sanken of certain intellectual property to PSL; intellectual property retained by PSL; and the use restrictions and enforcement mechanisms applicable to jointly owned intellectual property.

Other Related Party Transactions

Distribution of Allegro Products in Japan

In July 2007, we entered into a distribution agreement with Sanken pursuant to which we appointed Sanken to act as the exclusive distributor of our products (subject to certain exceptions for any products we and Sanken agree to exclude) in Japan (the “Japan Distribution Agreement”). The price Sanken is required to pay for our products under the Japan Distribution Agreement is set as a percentage of the selling price of such products to Sanken’s end customers. In addition, Sanken is entitled to a commission equal to a certain percentage of its Net Sales (as defined in the Japan Distribution Agreement) of design-in products. The current term of the Japan Distribution Agreement will expire on March 31, 2022, provided that the agreement will automatically renew for successive three-year periods until either party gives notice of termination at least 12 months prior to the expiration of the then-current term. Each party also has the right to terminate the Japan Distribution Agreement immediately if the other party experiences certain events of bankruptcy or insolvency, or upon the expiration of the specified cure period in the event of a default by the other party. During fiscal years 2018, 2019 and 2020 and the nine-month period ended December 25, 2020, Sanken purchased $118.5 million, $121.4 million, $112.6 million and $72.6 million, respectively, of products from us under this agreement.

Sales Representative Agreement for Sanken Products

In July 2007, AML and Sanken entered into a sales representative agreement (the “Sales Representative Agreement”) pursuant to which AML was appointed to be a sales representative for certain Sanken products in North America and South America in exchange for a commission equal to a certain percentage of its Net Sales (as defined in the Sales Representative Agreement) of such products. The current term of the Sales Representative Agreement will expire on July 7, 2021, provided that the agreement will automatically renew for successive one-year periods until either party gives notice of termination at least three months prior to the expiration of the then-current term. Each party also has the right to terminate the agreement immediately if the other party experiences certain events of bankruptcy or insolvency, or upon the expiration of the specified cure period in the event of a default by the other party. During fiscal years 2018, 2019 and 2020 and the nine-month period ended December 25, 2020, AML earned commissions of $0.1 million, $0.2 million, $0.1 million and less than $1.0 million, respectively, under the Sales Representative Agreement.

Technology Agreements

In April 2015, PSL and Sanken entered into a discrete technology development agreement (as amended, the “Discrete Technology Development Agreement”), pursuant to which the parties agreed upon the general terms under which they may, from time to time, undertake certain activities (the “Discrete Development Activities”) to develop new technologies to be used by PSL to manufacture products for Sanken, as well as the ownership and use of such technologies following their development. In June 2018, we, PSL and Sanken entered into an amendment to the Discrete Technology Development Agreement pursuant to which the parties agreed to the assignment of all rights and obligations of PSL under such agreement to us and to certain amendments to the terms of such agreement. The Discrete Technology Development Agreement provides that the expenses for all Discrete Development Activities will be shared equally by us and Sanken on an annual basis (subject to any exceptions upon which the parties may agree from time to time), with such expenses being paid to PSL by Sanken in the form of an up-front annual fee. The Discrete Technology Development Agreement will continue in effect until such time as we, PSL and Sanken mutually agree to its termination or adopt a successor agreement, or in the event we fail to agree upon the annual fee for a fiscal year within three months after the commencement of such fiscal year. During each of the fiscal years 2018, 2019 and 2020, we (through PSL) received fees of $0.5 million from Sanken pursuant to the Discrete Technology Development Agreement. During the nine-month period ended December 25, 2020, we did not pay any fees to PSL pursuant to such agreement.

In May 2009, we entered into a technology development agreement (the “IC Technology Development Agreement”) with Polar Semiconductor, Inc., the predecessor of PSL (“PSI”) and Sanken, pursuant to which the parties agreed upon the general terms under which they may, from time to time, undertake certain activities (the “IC Process Development Activities”) to develop new technologies to be used by PSI to manufacture products for us and Sanken, as well as the ownership and use of such technologies following their development. The IC Technology Development Agreement provides that the expenses for all IC Process Development Activities will be shared equally by us and Sanken on an annual basis (subject to any exceptions upon which the parties may agree from time to time), with such expenses being paid to PSI by Sanken in the form of an up-front annual fee, with PSI being responsible for any expenses that exceed the amount of such fee. The IC Technology Development Agreement will continue in effect until such time as we, PSL and Sanken mutually agree to its termination or adopt a successor agreement, or in the event we fail to agree upon the annual fee for a fiscal year within three months after the commencement of such fiscal year. During each of the fiscal years 2018, 2019 and 2020, we (through PSL) received fees of $1.2 million from Sanken pursuant to the IC Technology Development Agreement and, during the nine-month period ended December 25, 2020, we paid fees of $0 to PSL pursuant to such agreement.

In July 2014, AML entered into a technology collaboration agreement (the “SG8 Collaboration Agreement”) with PSL and Sanken, pursuant to which the parties agreed to establish a joint technology development team for the purpose of developing certain IC manufacturing technologies (the “SG8 Technology”).

The SG8 Collaboration Agreement provides that AML and Sanken will be equally responsible for the costs of developing the SG8 Technology, with Sanken to reimburse us for 50% of our incurred costs. During fiscal years 2018 and 2019, we received fees of $0.4 million and $0.4 million, respectively, from Sanken pursuant to the SG8 Collaboration Agreement. No fees were received from Sanken pursuant to the SG8 Collaboration Agreement in fiscal year 2020 or the nine-month period ended December 25, 2020.

Royalty Sharing Agreement

In September 2013, AML entered into a royalty sharing agreement (the “Royalty Sharing Agreement”) with Sanken pursuant to which AML agreed to reimburse Sanken for a portion of certain semi-annual royalty amounts payable by Sanken under a patent cross-license agreement with a third-party under which AML has certain rights relating to the patents licensed by Sanken thereunder. Under the Royalty Sharing Agreement, AML is required to make semi-annual payments to Sanken of $500,500 each no later than March 31 and September 30 of each year, with the final payment to be made on September 30, 2022. AML’s obligations under the Royalty Sharing Agreement (and corresponding rights under the cross-license agreement) will terminate in the event Sanken ceases to own, directly or indirectly, more than 50% of the outstanding ownership interests in AML. Amounts paid by AML to Sanken under the Royalty Sharing Agreement were approximately $1.0 million in each of fiscal years 2018, 2019 and 2020.

Sale and Subscription Agreement

In October 2017, we issued and sold 2,880,000 shares of our Class A common stock to the OEP Investor in exchange for cash consideration of $291.0 million pursuant to a sale and subscription agreement by and between us, the OEP Investor and Sanken (the “Sale and Subscription Agreement”). We used the proceeds we received from the sale of such shares to pay a special dividend to Sanken in the amount of $291.0 million.

Capital Contribution

In fiscal year 2020, Sanken made a one-time capital contribution to us to offset a one-time tax settlement from prior year IRS tax audits.

Bridge Loan to Sanken

In March 2019, we entered into a loan agreement with Sanken pursuant to which we made a 30-day working capital loan to Sanken in the principal amount of $30.0 million (the “Bridge Loan”). Interest on the Bridge Loan accrued at a rate of 2.52% per annum. The principal amount of the Bridge Loan, together with less than $0.1 million of accrued interest thereon (net of applicable withholding taxes), was repaid by Sanken in full in April 2019.

Sublease Agreement

In 2014, our subsidiary Allegro MicroSystems Business Development, Inc. (“Allegro Business Development”) entered into a sublease agreement with Sanken pursuant to which Allegro Business Development subleases certain office building space in Japan from Sanken. The sublease automatically renews on an annual basis unless either party provides notice to the other party otherwise, and can be terminated by either party upon providing six months’ notice. We made aggregate payments of approximately $0.2 million to Sanken under the sublease agreement during each of the fiscal years 2018, 2019 and 2020, and aggregate payments of approximately $0.2 million during the nine-month period ended December 25, 2020.

Consulting Agreement

We entered into an executive advisor agreement (the “Consulting Agreement”) with Reza Kazerounian on September 28, 2017, before Mr. Kazerounian became a member of our board of directors, pursuant to which we engaged Mr. Kazerounian to serve as an executive advisor to our board of directors and our Chief Executive Officer. On June 28, 2018, in connection with Mr. Kazerounian’s appointment to our board of directors, we amended the Consulting Agreement, effective as of August 1, 2018. The Consulting Agreement, as amended, provides for the following compensation for Mr. Kazerounian’s services: (i) a monthly cash fee in the amount of $18,750, (ii) a grant of 12,000 Class L Shares pursuant to a Class L Share award agreement vesting in 25% increments on each of the first four anniversaries of the grant date, vesting as to an additional 25% (to the extent then-unvested) upon the consummation of the IPO, subject to Mr. Kazerounian’s continued service through the applicable date or event, (iii) a one-time cash signing bonus in the amount of $54,000, which was paid in connection with the execution of the Consulting Agreement in 2017, and (iv) performance bonus eligibility, payable from time to time in an amount determined by our board (in its sole discretion). The Consulting Agreement provides that if Mr. Kazerounian’s consulting relationship is terminated by our board of directors, he will be entitled to a termination payment in the amount of $180,000, as well as six months of accelerated vesting of his Class L Shares. Our board of directors and Mr. Kazerounian each have the right to terminate the Consulting Agreement at any time. In addition, the Consulting Agreement contains customary confidentiality and non-disclosure restrictions, an assignment of inventions provision and employee non-solicitation and non-competition restrictions, each of which are effective during the term of the agreement and for five years after the Consulting Agreement is terminated (or such longer period as may be permitted under applicable law). During fiscal years 2018, 2019 and 2020, we paid aggregate fees of approximately $0.09 million, $0.4 million and $0.09 million, respectively, to Mr. Kazerounian pursuant to the Consulting Agreement.

Director and Executive Officer Promissory Notes

From time to time prior to the consummation of our IPO, we entered into promissory notes with certain of our directors and executive officers to finance all or a part of the purchase price for, or the income and employment taxes payable by them in connection with, grants of our Class A common stock and/or Class L common stock.

The following table summarizes each such promissory note entered into after April 1, 2017 having a principal amount in excess of $120,000, including the date it was issued; its principal amount; the largest principal amount of indebtedness outstanding thereunder after such date; principal and interest payments made on such indebtedness during fiscal years 2018, 2019 and 2020 and the nine-month period ended December 25, 2020; and the applicable interest rate. All outstanding promissory notes shown in the table below were repaid in full prior to the first public filing of the registration statement relating to our IPO.

	Issue Date	Principal Amount(1)	Principal Payments	Interest Rate (per annum)	Interest Payments
Executive Officers
Ravi Vig	November 2, 2017	$0.3 million	(2)	1.27%	(2)
Paul V. Walsh, Jr.	November 2, 2017	$0.2 million	(3)	1.27%	(3)
Max R. Glover	October 1, 2019	$0.1 million	(4)	1.51%	(4)
Christopher E. Brown	May 26, 2020	$0.2 million	(5)	0.43%	(5)
Directors
Yoshihiro (Zen) Suzuki	October 3, 2017	$0.1 million	(6)	1.85%	(6)
Yoshihiro (Zen) Suzuki	December 31, 2018	$0.2 million	(7)	2.89%	(7)

(1)	Also represents the largest principal amount of indebtedness outstanding after the applicable issue date.
(2)	The principal amount of this promissory note was repaid in full during fiscal year 2019, together with accrued and unpaid interest of approximately $2,740.
(3)	The principal amount of this promissory note was repaid in full during fiscal year 2019, together with accrued and unpaid interest of approximately $1,856.
(4)	The principal amount of this promissory note was repaid in full during the nine-month period ended December 25, 2020, together with accrued and unpaid interest of approximately $1,826.

(5)	The principal amount of this promissory note was repaid in full during the nine-month period ended December 25, 2020, together with accrued and unpaid interest of approximately $237.
(6)

Interest payments were $2,227 during fiscal years 2019 and 2020. The principal amount of this promissory note was repaid in full during the nine-month period ended December 25, 2020, together with accrued and unpaid interest of approximately $2,221.

(7)

An interest payment of $5,693 was made during fiscal year 2020. The principal amount of this promissory note was repaid in full during the nine-month period ended December 25, 2020, together with accrued and unpaid interest of approximately $4,305.

Repurchase of Class L Shares

In October 2020, we repurchased shares of our Class L common stock from certain of our directors and one of our non-executive employees, including 1,619 shares of Class L common stock from Yoshihiro (Zen) Suzuki at a price of $198.75 per share, the proceeds of which were applied to repay the full outstanding principal amount of, and accrued and unpaid interest on, the promissory notes we previously issued to Mr. Suzuki to finance the purchase price of shares of our Class L common stock (as described under “—Director and Officer Promissory Notes”).

For additional information on these awards of Class L common stock and their vesting terms and other conditions, see “Executive Compensation—Narrative to the Summary Compensation Table—Equity Compensation.”

Registration Rights Agreement

In October 2017, we entered into a registration rights agreement with Sanken, the OEP Investor and our other stockholders, including certain of our directors and executive officers (or, in some cases, entities affiliated therewith), which provided for certain registration rights relating to the registrable securities held by such investors. In connection with our IPO, the registration rights of all parties other than Sanken and the OEP Investor terminated, and we entered into the Amended and Restated Registration Rights agreement with Sanken and the OEP Investor providing for customary demand and shelf registration rights effective subsequent to the IPO. See “Description of Capital Stock—Registration Rights.”

Stockholders’ Agreements

Prior to our IPO, we were party to a stockholders’ agreement with Sanken, OEP SKNA, L.P., a fund affiliated with OEP (the “OEP Investor”), and the other stockholders party thereto, which governed certain matters related to stockholder rights, board appointments and other similar matters. This agreement terminated by its terms immediately prior to the closing of our IPO and was replaced by a new stockholders’ agreement, by and among us, Sanken and the OEP Investor (the “Stockholders’ Agreement”).

Pursuant to the Stockholders’ Agreement, the parties agreed that:

•

prior to our first annual meeting of stockholders following the closing of the IPO (the “First Annual Meeting”), our board of directors will consist of eleven seats, and following the First Annual Meeting, our board of directors will consist of nine directors;

•

for as long as Sanken, directly or indirectly, beneficially owns, in the aggregate, at least 5% of our common stock, Sanken will have the right to designate that number of individuals for nomination in any election of directors which, assuming all such individuals are successfully elected as directors, when taken together with any incumbent directors that have been nominated by Sanken not then standing for election, would result in there being (A) prior to the First Annual Meeting, four such directors designated by Sanken on our board of directors, and (B) from and after the First Annual Meeting, three such directors designated by Sanken on our board of directors (provided, that any individuals designated by Sanken as described in this clause that are different from the initial individuals so designated by Sanken upon the consummation of the IPO shall require the prior written approval of the OEP Investor (not to be unreasonably withheld)) (the individuals described in this clause being “Sanken Directors”);

•

for as long as the OEP Investor, directly or indirectly, beneficially owns, in the aggregate, at least 5% of our common stock, the OEP Investor will have the right to designate (i) that number of individuals for nomination in any election of directors which, assuming all such individuals are successfully elected as directors, when taken together with any incumbent directors that have been nominated by the OEP Investor not then standing for election, would result in there being (A) prior to the First Annual Meeting, three such directors designated by the OEP Investor on our board of directors, and (B) from and after the First Annual Meeting, two such directors designated by the OEP Investor on our board of directors (provided, that any individuals designated by the OEP Investor as described in this sub-clause (i) that are different from the initial individuals so designated by the OEP Investor shall require the prior written approval of Sanken (not to be unreasonably withheld)) (the individuals described in this sub-clause (i) being “OEP Directors”), and (ii) that number of individuals who satisfy the independence requirements specified in the Stockholders’ Agreement for nomination in any election of directors, which, assuming all such individuals are successfully elected as directors, when taken together with any incumbent directors who satisfy such independence requirements that have been nominated by the OEP Investor not then standing for election, would result in there being three such directors that satisfy the independence requirements designated by the OEP Investor on our board of directors (provided, that any individuals designated by the OEP Investor as described in this sub-clause (ii) that are different from the initial individuals so designated by the OEP Investor upon the consummation of the IPO shall require the prior written approval of the Sanken (not to be unreasonably withheld)) (the individuals described in this sub-clause (ii) being “Selected Independent Directors”); and

•	unless otherwise agreed, our then-current Chief Executive Officer will be designated for nomination by the board of directors in any applicable election.

Sanken and the OEP Investor generally have the right to remove and replace directors that they have respectively designated, subject to certain consent rights in favor of the other holder. Pursuant to the Stockholders’ Agreement, each of the OEP Investor and Sanken have agreed to take all necessary action (as defined in the Stockholders’ Agreement) to provide that one of the Sanken Designees and one of the OEP Designees who were Class I directors at the time of the closing of the IPO will not stand for re-election at the First Annual Meeting, and that our board of directors will decrease in size to nine members from and after such meeting.

Each of Sanken and the OEP Investor will also agree to vote, or cause to be voted, all of their outstanding shares of our common stock at any annual or special meeting of stockholders in which directors are elected, and to otherwise take all necessary action (as defined in the Stockholders’ Agreement) so as to cause the election or appointment of the designees described above. Additionally, pursuant to the Stockholders’ Agreement, we will agree to take all commercially reasonable actions to cause (1) our board of directors to be comprised of the number of directors described above; (2) the individuals designated in accordance with the terms of the Stockholders’ Agreement to be included in the slate of nominees to be elected at the next annual or special meeting of our stockholders at which directors are to be elected, and at each annual meeting of our stockholders thereafter at which a director’s term expires; and (3) the individuals designated in accordance with the terms of the Stockholders’ Agreement to fill the applicable vacancies on our board of directors. The Stockholders’ Agreement allows for our board of directors to reject the nomination, appointment or election of a particular director if such nomination, appointment or election would constitute a breach of the board of directors’ fiduciary duties to our stockholders or does not otherwise comply with any requirements of our amended and restated certificate of incorporation or our amended and restated bylaws.

In addition, the Stockholders’ Agreement provides each of Sanken and OEP with a consent right (subject to certain ownership minimums) over our entry into any transaction with Sanken, the OEP Investor, any of their respective affiliates or any of our affiliates. The Stockholders’ Agreement also includes a covenant between Sanken and the OEP Investor that gives the OEP Investor the right to require Sanken to vote all of its shares in favor any matter that our board of directors has determined is advisable and in the best interests of the stockholders and has recommended that the Stockholders adopt. The Stockholders’ Agreement further provides that neither Sanken nor the OEP Investor will directly sell a portion of its common stock representing greater than 10% of our outstanding shares of common stock to a material competitor of the Company or of the other stockholder in a privately negotiated sale solely between such selling stockholder and such competitor, without the prior written consent of the OEP Investor (in the case of a sale by Sanken) or Sanken (in the case of a sale by the OEP Investor).

The Stockholders’ Agreement will terminate upon the earlier to occur of (a) each of (i) Sanken and its affiliates and (ii) the OEP Investor and its affiliates ceasing to own any shares of our common stock, and (b) the unanimous written consent of the parties thereto. In addition, the rights and obligations of Sanken and the OEP Investor under the Stockholders’ Agreement will terminate upon Sanken and its affiliates (in the case of Sanken) or the OEP Investor and its affiliates (in the case of the OEP Investor) ceasing to own any shares of our common stock.

Management Relationships with Sanken and PSL

Yoshihiro (Zen) Suzuki, the chairman of our board of directors, is the Chairman and Chief Executive Officer of PSL and, since June 2015, has also served as a director and as the Senior Vice President of Europe and North America Strategy at Sanken. In addition, Noriharu Fujita, Richard Lury and Hideo Takani, each members of our board of directors, are also members of the board of directors of Sanken. Mr. Takani is also the Senior Corporate Officer and Vice President of Corporate Administration at Sanken. See “Management—Executive Officers and Directors—Directors” for additional information.

Sanken Employee Secondments

From time to time, we hire certain employees of Sanken on a temporary basis pursuant to an informal internship program designed to provide training to such employees in certain designated areas. Sanken reimburses us for the salaries of such employees and other costs incurred in connection with this program.

In addition, we have an arrangement with Sanken pursuant to which Sanken reimburses us for a portion of the salary paid to one of the employees at our Manchester, New Hampshire corporate headquarters. The amount of this reimbursement was $0.1 million in each of our fiscal years 2018, 2019 and 2020 and $0.1 million during the nine-month period ended December 25, 2020.

Employee Agreements

We have entered into severance agreements with our named executive officers as well as an offer letter with Mr. Glover, each as more fully described under “Executive and Director Compensation—Executive Compensation Arrangements.”

Equity Awards to Executive Officers and Directors

We have granted equity awards to certain of our executive officers and directors. See the section titled “Executive and Director Compensation—Outstanding Equity Awards at Fiscal Year End” and “—Director Compensation” for a description of these awards.

Director and Officer Indemnification and Insurance

We have entered into separate indemnification agreements with each of our directors and executive officers. These agreements, among other things, require us to indemnify each director (and in certain cases their related funds) and executive officer to the fullest extent permitted by the DGCL, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer. In addition, our Certificate of Incorporation and Bylaws provide indemnification and advancement of expenses for our directors and executive officers to the fullest extent permitted by the DGCL, subject to certain limited exceptions. We have also purchased directors’ and officers’ liability insurance for each of our directors and executive officers. See “Description of Capital Stock—Limitations on Liability and Indemnification of Officers and Directors.”

Our Policy Regarding Related Person Transactions

Our board of directors recognizes that transactions with related persons present a heightened risk of conflicts of interests and/or improper valuation (or the perception thereof). Our board of directors has adopted a written policy which provides that our audit committee will approve or ratify related person transactions required to be disclosed pursuant to Item 404(a) or, if applicable Item 404(d) of Regulation S-K. Item 404 of Regulation S-K requires disclosure, subject to certain exceptions, of transactions in which we were or are to be a participant and the amount involved exceeds $120,000 (or such other amount as may be applicable under Item 404(d) of Regulation S-K) and in which any “related person” as defined under Item 404(a) of Regulation S-K had or will have a direct or indirect material interest. It is our policy that directors interested in a related person transaction will recuse themselves from any vote on a related person transaction in which they have an interest and that no director may participate in the approval of a related person transaction for which he or she is a “related person.” Each of the transactions described above was entered into prior the adoption of our related person transaction policy.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock as of December 25, 2020, and (2) as adjusted to give effect to this offering, by:

•	each person or group of affiliated persons known by us to beneficially own more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors;

•	all of our executive officers and directors as a group; and

•	the other selling stockholders.

The number of shares beneficially owned by each stockholder as described in this prospectus is determined under rules issued by the SEC. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power.

In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options, warrants or other rights held by such person that are currently exercisable or will become exercisable within 60 days of December 25, 2020 are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. The applicable percentage ownership of our common stock is based on 189,431,726 shares of our common stock outstanding as of December 25, 2020. Unless otherwise indicated, the address of all listed stockholders is 955 Perimeter Road, Manchester, New Hampshire 03103.

We believe, based on the information furnished to us, that each of the stockholders listed below has sole voting and investment power with respect to the shares beneficially owned by such stockholder, unless noted otherwise, and subject to community property laws where applicable.

			Common stock to be sold in this offering		Common stock beneficially owned after this offering
	Common stock beneficially owned before this offering		No exercise of option	Full exercise of option	No exercise of option		Full exercise of option
Name of beneficial owner	Number	%	Number	Number	Number	%	Number	%
5% stockholders:
Sanken Electric Co., Ltd.(1)	103,700,097	54.7%	5,200,000	5,200,000	98,500,097	52.0%	98,500,097	52.0%
OEP SKNA, L.P.(2)	44,442,898	23.5	8,855,799	11,105,799	35,587,099	18.8	33,337,099	17.6
Named executive officers and directors:
Ravi Vig(3)	3,684,026	1.9	400,000	400,000	3,284,026	1.8	3,284,026	1.8
Paul V. Walsh, Jr.(4)	1,374,851	*	—	—	1,374,851	*	1,374,851	*
Michael C. Doogue(5)	605,526	*	90,829	90,829	514,697	*	514,697	*
Max R. Glover(6)	195,146	*	29,272	29,272	165,874	*	165,874	*
Yoshihiro (Zen) Suzuki(6)	187,678	*	—	—	187,678	*	187,678	*
Andrew Dunn	—	—	—	—	—	—	—	—
Noriharu Fujita(7)	15,871	*	—	—	15,871	*	15,871	*
Reza Kazerounian(8)	208,156	*	19,000	19,000	189,156	*	189,156	*
Christine King	—	—	—	—	—	—	—	—
Richard Lury	78,058	*	11,709	11,709	66,349	*	66,349	*
Joseph Martin	78,058	*	11,709	11,709	66,349	*	66,349	*
Paul Carl (Chip) Schorr IV(9)	44,442,898	23.5	8,855,799	11,105,799	35,587,099	18.8	33,337,099	17.6
Hideo Takani	74,220	*	—	—	74,220	*	74,220	*
All executive officers and directors as a group (15 individuals)	51,752,958	27.3	9,532,574	11782,574	42,220,384	22.3	39,970,384	21.1

			Common stock to be sold in this offering		Common stock beneficially owned after this offering
	Common stock beneficially owned before this offering		No exercise of option	Full exercise of option	No exercise of option		Full exercise of option
Name of beneficial owner	Number	%	Number	Number	Number	%	Number	%
Other selling stockholders:
Thomas C. Teebagy, Jr.(10)	678,373	*	101,756	101,756	576,617	*	576,617	*
Christopher E. Brown	130,097	*	12,500	12,500	117,597	*	117,597	*
All other(11)	1,776,652	*	267,426	267,426	1,509,226	*	1,509,226	*

*	Represents beneficial ownership of less than 1%.
(1)	The address of Sanken Electric Co., Ltd. is 3-6-3 Kitano, Niiza-shi, Saitama-ken, 352-8666, Japan.
(2)

OEP VI GP, Ltd. (“OEP VI GP”) is the general partner of OEP VI General Partner, L.P. (“OEP VI General Partner”), which is the managing member of OEP SKNA GP, LLC (“OEP SKNA GP”), which in turn is the general partner of OEP SKNA, L.P. Richard Cashin, David Han, James B. Cherry, Gregory Belinfanti, Paul Carl (Chip) Schorr IV, Johann-Melchior von Peter and Jamie Koven are the members of OEP VI GP. Each of Messrs. Cashin, Han, Cherry, Belinfanti, Schorr, von Peter and Koven, OEP VI GP, OEP VI General Partner and OEP SKNA GP may be deemed to control the securities held by OEP SKNA, L.P. The address of OEP SKNA, L.P. is c/o One Equity Partners, 510 Madison Avenue, 19th Floor, New York, NY 10022.

(3)

1,724,756 shares of common stock are held by the Ravi Vig Revocable Trust, of which Mr. Vig is trustee. The remaining shares of common stock are held in certain trusts of which Mr. Vig’s spouse is a trustee. The shares of common stock to be sold in this offering consist of 100,000 shares of common stock being offered by the Ravi Vig Revocable Trust and an aggregate of 300,000 shares of common stock being offered by such other trusts of which Mr. Vig’s spouse is trustee.

(4)	All shares of common stock are held by the Paul V. Walsh, Jr. Trust, of which Mr. Walsh is a trustee.
(5)	All shares of common stock are held by The Michael C. Doogue Revocable Trust of 2015, of which Mr. Doogue is a trustee.
(6)	Includes 31,561 shares of restricted common stock that vest in four equal annual installments beginning on November 14, 2018.
(7)

Includes 15,871 shares of restricted common stock that vest in four equal annual installments beginning on August 1, 2018. 3,968 shares of such restricted common stock accelerated and vested immediately prior to the closing of the IPO.

(8)

Includes 39,029 shares of restricted common stock that vest in four equal annual installments beginning on November 14, 2018. 52,039 shares of such restricted common stock accelerated and vested immediately prior to the closing of the IPO.

(9)

Consists of shares of common stock held by OEP SKNA, L.P., which Mr. Schorr may be deemed to beneficially own. See footnote (2) above. All shares of common stock to be sold in this offering are shares of common stock being offered by OEP SKNA, L.P.

(10)	All shares of common stock are held by the Thomas C. Teebagy, Jr. Trust u/t/a 9/13/17, of which Mr. Teebagy is a trustee.
(11)	Includes other selling stockholders who collectively beneficially own less than 1.0% of our common stock.

DESCRIPTION OF CAPITAL STOCK

General

Our Certificate of Incorporation authorizes capital stock consisting of:

•	1,000,000,000 shares of common stock, par value $0.01 per share; and

•	20,000,000 shares of preferred stock, par value $0.01 per share.

As of December 25, 2020, there were 189,431,726 shares of our common stock outstanding, held by 79 stockholders of record, and no shares of our preferred stock outstanding.

The following summary describes the material provisions of our capital stock. We urge you to read our Certificate of Incorporation and our Bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part.

Certain provisions of our Certificate of Incorporation and our Bylaws summarized below may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares of common stock.

Common Stock

Voting Rights

Holders of shares of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. The holders of our common stock do not have cumulative voting rights in the election of directors. An election of directors by our stockholders will be determined by a plurality of the votes cast by the stockholders entitled to vote on the election.

Dividends

Holders of shares of our common stock are entitled to receive ratably those dividends, if any, as may be declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock that we may designate and issue in the future.

Liquidation

In the event of our dissolution or liquidation, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our common stock will be entitled to share ratably in the remaining assets legally available for distribution.

Rights and Preferences

Holders of our common stock do not have preemptive, subscription, redemption or conversion rights. There are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Fully Paid and Nonassessable

All outstanding shares of our common stock are fully paid and non-assessable.

Preferred Stock

Under the terms of our Certificate of Incorporation, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third-party to acquire, or could discourage a third-party from seeking to acquire, a majority of our outstanding voting stock. Additionally, the issuance of preferred stock may adversely affect the holders of our common stock by restricting dividends on our common stock, diluting the voting power of our common stock or subordinating the liquidation rights of our common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.

Registration Rights

We have entered into the Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) with Sanken and the OEP Investor granting Sanken and the OEP Investor (the “Stockholders”) certain rights, effective subsequent to our initial public offering, with respect to the registration for public resale under the Securities Act of any “registrable securities” held by them. The Registration Rights Agreement defines “registrable securities” to include all shares of our common stock and any other equity interests which have the right to participate in the distribution of our assets and earnings without limitation as to per share amount, including any equity interests into which such securities are converted or exchanged, and any other securities issued in respect of such securities (or issuable upon the conversion, exchange or exercise of such securities or any other security issued in respect of such securities), subject to certain customary exceptions and limitations. Under the Registration Rights Agreement, we are generally required to pay all expenses relating to such registrations, including the fees and disbursements of one counsel (in addition to one local counsel in each relevant jurisdiction) for the participating holders, and the holders will be required to pay all underwriting discounts and commissions relating the sale of their shares and any additional fees and disbursements of counsel other than those referred to above. The Registration Rights Agreement also includes customary covenants, indemnification provisions and procedural terms.

Following the closing of this offering, Sanken and the OEP Investor will be entitled to registration rights with respect to an aggregate of 134,087,196 shares of our common stock pursuant to Registration Rights Agreement. The registration of shares of our common stock pursuant to the exercise of these rights would enable Sanken and the OEP Investor to sell these shares without restriction under the Securities Act when the applicable registration statement is declared effective. These registration rights will terminate with respect to any Stockholder on the date on which such Stockholder ceases to hold registrable securities.

Demand Registration Rights

The Registration Rights Agreement provides that each Stockholder has the right, upon written notice, to require us to register the sale of a number of registrable securities specified by such holder on Form S-1 or any similar or successor long-form registration (any such registration, a “Long-Form Registration”), or, if available, on Form S-3 or any similar or successor short-form registration (any such registration, a “Short-Form Registration”); provided that we are only required to effect any such registration that is reasonably expected to result in aggregate gross cash proceeds in excess of $50.0 million.

Pursuant to the Registration Rights Agreement, we are not obligated to file any registration statement that would become effective within a period of 180 days after the effective date of the registration statement relating to our IPO. Our obligation to effect any registration pursuant to the provisions described above is also subject to certain other customary exceptions and limitations set forth in the Registration Rights Agreement. In addition, if the Stockholders requesting registration intend to distribute their securities by means of an underwritten offering, the managing underwriter of such offering will have the right to limit the number of registrable securities to be included in such registration for reasons related to the marketing of the securities.

Shelf Registration Rights

Upon the one-year anniversary of our IPO, unless otherwise agreed in writing by each of Sanken and the OEP Investor, we will be required to use our reasonable best efforts to file with the SEC, within 30 days after such anniversary, a shelf registration statement registering such number of registrable securities as Sanken, the OEP Investor and any other holder of registrable securities may request, and to cause such shelf registration statement to become effective under the Securities Act as soon as reasonably practicable thereafter, subject to certain customary exceptions and limitations set forth in the Registration Rights Agreement.

While any shelf registration statement remains effective, each Stockholder will have the right to initiate a shelf take-down, provided such shelf take-down is reasonably expected to result in aggregate gross cash proceeds in excess of $50.0 million. The other holders of registrable securities included on the applicable shelf registration statement may also have the opportunity to include their securities in such offering, subject to certain limitations. If the proposed take-down involves an underwritten offering, the managing underwriter will have the right to limit the number of registrable securities to be included in such offering for reasons related to the marketing of the securities.

Forum Selection

Our Certificate of Incorporation provides that unless we consent in writing to the selection of an alternative forum, the Delaware Court of Chancery will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for: (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees or stockholders to us or our stockholders; (3) any action asserting a claim against us, any director or our officers and employees arising pursuant to any provision of the DGCL, our Certificate of Incorporation or our Bylaws, or as to which the DGCL confers exclusive jurisdiction on the Delaware Court of Chancery; or (4) any action asserting a claim against us, any director or our officers or employees that is governed by the internal affairs doctrine; provided that the exclusive forum provisions will not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act, or to any claim for which the federal courts have exclusive jurisdiction; and provided further that, if and only if the Delaware Court of Chancery dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state or federal court sitting in the State of Delaware.

Dividends

Declaration and payment of any dividend will be subject to the discretion of our board of directors. The time and amount of dividends will be dependent upon, among other things, our business prospects, results of operations, financial condition, cash requirements and availability, debt repayment obligations, capital expenditure needs, the terms of any preferred equity securities we may issue in the future, covenants in the agreements governing our current and future indebtedness, other contractual restrictions, industry trends, the provisions of the DGCL affecting the payment of dividends and distributions to stockholders and any other factors or considerations our board of directors may regard as relevant. Furthermore, because we are a holding company, our ability to pay dividends on our common stock will depend on our receipt of cash distributions and dividends from our direct and indirect wholly owned subsidiaries, which may be similarly impacted by, among other things, the terms of any preferred equity securities these subsidiaries may issue in the future, debt agreements, other contractual restrictions and provisions of applicable law. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and the repayment of outstanding debt, and therefore do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future. See “Dividend Policy” and “Risk Factors—Risks Relating to this Offering and Ownership of Our Common Stock—We do not intend to pay dividends on our common stock for the foreseeable future.”

Anti-Takeover Provisions

Our Certificate of Incorporation and Bylaws, contain provisions that may delay, defer or discourage another party from acquiring control of us. These provisions, which are summarized below, may discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.

Classified Board of Directors

Our Certificate of Incorporation provides that our board of directors will be divided into three classes. The directors in each class will serve for staggered three-year terms, one class being elected each year by our stockholders. Our Certificate of Incorporation provides that directors may only be removed from our board of directors for cause by the affirmative vote of two-thirds of the voting power of the shares entitled to vote, subject to the terms of the Stockholders’ Agreement. See “Management—Composition of our Board of Directors and Election of Directors.” These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control of us or our management.

Stockholder Action; Special Meetings of Stockholders

Our Certificate of Incorporation provides that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock cannot amend our Bylaws or remove directors without holding a meeting of our stockholders called in accordance with our Bylaws. Further, our Certificate of Incorporation provides that only a majority of our board of directors may call a special meeting of our stockholders, thus prohibiting a stockholder from calling a special meeting. These provisions may delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

In addition, our Bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting or special meeting of stockholders, including proposed nominations of candidates for election to our board of directors. Generally, in order for any matter to be “properly brought” before a meeting, the matter must be (a) specified in a notice of meeting given by or at the direction of our board of directors, (b) if not specified in a notice of meeting, otherwise brought before the meeting by our board of directors or the chairperson of the meeting, or (c) otherwise properly brought before the meeting by a stockholder present in person who (1) was the record holder of shares both at the time of giving the notice and at the time of the meeting, (2) is entitled to vote at the meeting, and (3) has complied with the advance notice procedures specified in the Post-IPO Bylaws or properly made such proposal in accordance with Rule 14a-8 under the Exchange Act and the rules and regulations thereunder. Further, for business to be properly brought before an annual meeting by a stockholder, the stockholder must (a) provide Timely Notice (as defined below) thereof in writing and in proper form to the secretary and (b) provide any updates or supplements to such notice at the times and in the forms required by our Bylaws. To be timely, a stockholder’s notice must be delivered to, or mailed and received at, our principal executive offices not less than 90 days nor more than 120 days prior to the one-year anniversary of the preceding year’s annual meeting; provided, however, that if the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, to be timely, notice by the stockholder must be so delivered, or mailed and received, not later than the 90th day prior to such annual meeting or, if later, the 10th day following the day on which public disclosure of the date of such annual meeting was first made (such notice within such time periods, “Timely Notice”).

Stockholders at an annual meeting or special meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a qualified stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying stockholder actions that are favored by the holders of a majority of our outstanding voting securities until the next stockholder meeting.

Amendment of Certificate of Incorporation or Bylaws

The DGCL provides that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our Bylaws may be amended or repealed by a majority vote of our board of directors or by the affirmative vote of two-thirds of the votes which all of our stockholders would be eligible to cast in an election of directors. The affirmative vote of a majority of our board of directors and two-thirds in voting power of the outstanding shares entitled to vote thereon is required to amend our Certificate of Incorporation.

Section 203 of the DGCL

We have opted out of Section 203 of the DGCL. However, our Certificate of Incorporation contains provisions that are similar to Section 203. Specifically, our Certificate of Incorporation provides that, subject to certain exceptions, we are not able to engage in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger or consolidation involving us and the “interested stockholder” and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with such entity or person.

However, under the Certificate of Incorporation, OEP and any of its affiliates are not deemed to be interested stockholders regardless of the percentage of our outstanding voting stock owned by them, and accordingly, are not subject to such restrictions.

Limitations on Liability and Indemnification of Officers and Directors

Our Certificate of Incorporation and Bylaws provides indemnification and advancement of expenses for our directors and officers to the fullest extent permitted by the DGCL, subject to certain limited exceptions. We have also entered into separate indemnification agreements with each of our directors and executive officers. In some cases, the provisions of our indemnification agreements with our directors and executive officers may be broader than the specific indemnification provisions contained under the DGCL. In addition, as permitted by the DGCL, our Certificate of Incorporation includes provisions that eliminate the personal liability of our directors for monetary damages resulting from breaches of certain fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of fiduciary duties as a director. This provision does not, however, eliminate the personal liability of our directors for monetary damages resulting from: (1) breach of the director’s duty of loyalty, (2) acts or omissions not in good faith that involve intentional misconduct or knowing violation of law, (3) an unlawful payment of dividends or an unlawful stock purchase or redemption, or (4) any transaction from which the director derived an improper personal benefit.

These provisions may be held not to be enforceable for violations of the federal securities laws of the United States.

Corporate Opportunity Doctrine

The DGCL permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our Certificate of Incorporation, to the extent permitted by the DGCL, renounces any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to Exempted Persons. Notwithstanding the foregoing, our Certificate of Incorporation does not renounce our interest in any business opportunity that is expressly offered to an officer, director, stockholder or affiliate solely in their capacity as an officer, director or stockholder (or affiliate thereof).

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of Allegro MicroSystems, Inc. Pursuant to the Section 262 of the DGCL, stockholders who properly demand and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

Trading Symbol and Market

Our common stock is listed on the Nasdaq Global Select Market under the symbol “ALGM.”

DESCRIPTION OF CERTAIN INDEBTEDNESS

Senior Secured Credit Facilities

General

On September 30, 2020, Allegro MicroSystems, Inc., which for purposes of the disclosures under this caption “Description of Certain Indebtedness” we refer to as the “Borrower,” entered into a term loan credit agreement with Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent (the “Term Loan Agent”), the lenders from time to time party thereto, and certain other parties thereto (the “Term Loan Credit Agreement” and, the term loan extensions of credit thereunder, the “Term Loan Facility”). At closing of the Term Loan Credit Agreement, the Term Loan Credit Facility provided an aggregate principal amount of $325.0 million of initial term loans.

In addition, on September 30, 2020, the Borrower entered into a revolving facility credit agreement with Mizuho Bank, Ltd., as administrative agent and collateral agent (the “Revolving Facility Agent”), the lenders from time to time party thereto, and certain other parties thereto (the “Revolving Facility Credit Agreement” and, the revolving extensions of credit thereunder, the “Revolving Credit Facility”). At closing of the Revolving Facility Credit Agreement, the Revolving Credit Facility provided an aggregate amount of $50.0 million of revolving commitments, of which $20.0 million will also be available in the form of letters of credit. The Revolving Credit Facility is not subject to any borrowing base or other restrictions on availability (other than customary accuracy of representations and absence of defaults).

We refer to the Term Loan Credit Agreement and the Revolving Facility Credit Agreement collectively as the “Credit Agreements”; to the Term Loan Credit Facility and the Revolving Credit Facility collectively as the “Senior Secured Credit Facilities”; and to the Term Loan Agent and the Revolving Facility Agent collectively as the “Agents.”

Guarantees and Security

Certain subsidiaries have guaranteed the obligations of the Borrower under each of the Term Loan Facility and the Revolving Credit Facility, which generally are those restricted subsidiaries of the Borrower that are both organized under the laws of the United States and wholly-owned, directly or indirectly, by the Borrower, and we refer to these guarantors as the “Subsidiary Guarantors.” Certain categories of subsidiaries of the Borrower are excluded from the requirement to give a guarantee, such as immaterial subsidiaries, foreign subsidiaries and foreign subsidiary holding companies, and subsidiaries that are designated as “unrestricted” under the Credit Agreements. We refer to the Borrower and the Subsidiary Guarantors as the “Loan Parties” (each, a “Loan Party”). The Loan Parties are the same under both Senior Secured Credit Facilities.

The Loan Parties have granted liens on substantially all of their tangible and intangible assets to each Agent, for the benefit of the secured parties under the applicable Senior Secured Credit Facility, to secure all of the obligations of the Loan Parties thereunder. These liens are first priority liens, subject to liens permitted under the Credit Agreements. The liens securing the Senior Secured Credit Facilities include, among other things, a pledge of all of the equity interests in each Loan Party’s direct, wholly-owned subsidiaries (or in the case of any foreign subsidiary or foreign subsidiary holding company, only 65% of such equity interests), a grant of security interest in intellectual property registered in the U.S. patent and trademark office or copyright office, and a requirement to place a mortgage on certain owned real property with net book value above a threshold. Certain categories of assets are excluded from the requirement to be subject to a lien, which among others include:

•	pledges of equity interests in non-wholly-owned subsidiaries, unrestricted subsidiaries and immaterial subsidiaries,

•	mortgages over leased real property, over owned real property below the specified threshold, and over our facilities in Manchester, New Hampshire,

•	liens on assets subject to certificate of title statutes, liens on assets that require other special perfection procedures, and liens on assets that are prohibited under certain circumstances,

•	pledges or liens that would result in material adverse tax consequences to us, and

•	liens on other assets where the cost of granting or perfecting a lien would outweigh the benefit of such lien.

In addition, the Credit Agreements and related collateral documents provide that liens on certain assets may not be perfected to the fullest extent possible under applicable law.

Ranking and Priority

All obligations under each Senior Secured Credit Facility are senior in right of payment, and are not subordinated in right of payment to any other obligations of the Loan Parties.

The liens securing the Senior Secured Credit Facilities are first-priority liens, subject to permitted liens. The liens granted to each Agent are intended to be pari passu in right of priority with the liens granted to the other Agent. On September 30, 2020, the Agents entered into an equal priority intercreditor agreement, which we refer to as the Intercreditor Agreement, with respect to the relative priority of their respective liens and control of remedies with respect to collateral, including in the context of a bankruptcy. The Loan Parties acknowledged the Intercreditor Agreement, although they are not formally parties to the Intercreditor Agreement.

Maturity and Amortization

The initial term loans borrowed under the Term Loan Credit Agreement mature on September 30, 2027. Prior to maturity, those term loans amortize in an amount equal to 1% per annum of the original principal amount as of the closing date of the Term Loan Facility, and is payable in quarterly installments of $812,500 per quarter. The first amortization payment is due on March 26, 2021. The amount of scheduled amortization generally is reduced by the amount of prepayments of the term loans, and the balance of the term loans not prepaid is due at scheduled maturity.

The commitments under the Revolving Credit Facility terminate, and outstanding revolving loans mature, on September 30, 2023. Letters of credit under the Revolving Credit Facility must either terminate by the maturity date for the Revolving Credit Facility or be cash collateralized or subject to other arrangements acceptable to the Revolving Agent at the maturity date for the Revolving Credit Facility.

Prepayments

The Borrower may prepay the term loans under the Term Loan Facility at any time and from time to time without penalty or premium, except for customary “soft call” protection that imposes a 1% premium for certain repricing events (that have the primary purpose of lowering the interest payable under the Term Loan Facility) that occur within the first six months after the closing of the Term Loan Facility.

The Term Loan Credit Agreement requires the Borrower to prepay the term loans with:

•	the net cash proceeds from certain asset sales or casualty events,

•	excess cash flow, as defined in the Term Loan Credit Agreement, and

•	the net cash proceeds of indebtedness that is not permitted under the Term Loan Credit Agreement.

In the case of asset sales and casualty events, the Borrower has a customary reinvestment right for 18 months (subject to extension), and is required to apply only a percentage of the applicable net cash proceeds in excess of a threshold amount to the prepayment in accordance with a first lien net leverage ratio test. This test requires 100%, 50% or 0% of such net cash proceeds to be applied to the prepayment if the first lien net leverage ratio is above certain thresholds relative to the first lien net leverage ratio as of the closing date (which was 1.50 to 1.00). These thresholds can be expressed as: equal to or above 1.00 to 1.00, below 1.00 to 1.00 but equal to or above 0.50 to 1.00, and below 0.50 to 1.00, respectively. In the case of excess cash flow, the Borrower is required to make an annual prepayment for each fiscal year, starting with its fiscal year ending March 25, 2022, equal to a percentage of the excess cash flow in excess of a threshold amount and less certain voluntary payments for such preceding fiscal year in accordance with a first lien net leverage ratio test. This test requires 50%, 25% or 0% of such excess cash flow to be applied to the prepayment if the first lien net leverage ratio is above certain thresholds. These thresholds can be expressed as: equal to or above 3.50 to 1.00, below 3.50 to 1.00 but equal to or above 3.00 to 1.00, and below 3.00 to 1.00, respectively.

Extensions of credit under the Revolving Credit Facility can be drawn, repaid and reborrowed from to time prior to the maturity date for the Revolving Credit Facility. The only mandatory prepayment required under the Revolving Credit Facility arises in the event that all extensions of credit outstanding thereunder exceed the aggregate commitments available thereunder, in which case the Borrower is required to repay the amount equal to such excess.

Interest and Fees

Borrowings under the Term Loan Facility accrue interest at a rate per year equal to, at the Borrower’s option (subject to the terms of the Term Loan Credit Agreement), (1) a eurocurrency rate plus a margin of 4.25% or (2) a base rate plus a margin of 3.25%. The eurocurrency rate is defined as ICE LIBOR for U.S. dollar deposits divided by the sum of 1.00 minus the maximum reserve percentage for eurocurrency funding, subject to a floor of 0.50%. The base rate is defined as the greatest of (a) the federal funds rate plus 0.50% per year, (b) the rate of interest publicly announced by the applicable Agent as its “prime rate”, and (c) the eurocurrency rate for 1 month plus 1.00% per year, in each case, subject to a floor of 1.50%.

Borrowings under the Revolving Credit Facility accrue interest at a rate per year equal to, at the Borrower’s option (subject to the terms of the Revolving Credit Agreement), (1) a eurocurrency rate plus a margin of 2.50%, (2) a cost of funds rate plus a margin of 2.50%, or (3) a base rate plus a margin of 1.50%. The eurocurrency rate and base rate are defined in the same manner as in the Term Loan Credit Agreement. The cost of funds rate is defined as the rate per year determined by the applicable Lender as its effective cost of funding in Dollars for the applicable interest period. The cost of funds rate is not objectively determinable by independent reporting sources, and therefore to the extent the Borrower selects that rate it will rely on the applicable Lender to disclose the numerical value of the applicable cost of funds reference rate. The cost of funds rate is only available to the extent Mizuho Bank, Ltd. and its affiliates are the only lenders under the Revolving Credit Facility.

In addition to paying interest on revolving loans outstanding, the Revolving Facility Credit Agreement requires the Borrower to pay a customary unused line fee to the lenders under the Revolving Credit Facility, calculated on a daily basis at the rate of 0.50% per year times the average daily unused commitments thereunder. In respect of letters of credit, the Revolving Facility Credit Agreement requires the Borrower to pay, in addition to customary fronting fees and documentary fees, a letter of credit fee equal to 2.50% per year times the daily average aggregate face dollar amount of letters of credit outstanding. The unused line fee and letter of credit fee are payable on the last day of each fiscal quarter.

Each Credit Agreement has provisions for the replacement of ICE LIBOR as the benchmark used to determine the eurocurrency rate in anticipation of the discontinuation of that benchmark.

Negative and Financial Covenants

Each Credit Agreement contains a number of negative covenants that restrict the ability of the Borrower and its restricted subsidiaries to:

•	incur additional indebtedness, or issue equity interests that have features similar to indebtedness,

•	incur liens,

•	make investments, including acquisitions and investments in joint ventures,

•	merge, consolidate, amalgamate, divide, dissolve or liquidate,

•	pay dividends or make other distributions to their equityholders, or redeem, repurchase or retire equity interests,

•	prepay indebtedness that ranks junior in right of payment to the Senior Secured Credit Facilities, or amend the documents governing such junior indebtedness,

•	sell their assets outside the ordinary course of business,

•	engage in transactions with affiliates,

•	agree to negative pledge clauses that conflict with the obligation to secure the Senior Secured Credit Facilities,

•	agree to restrictions on the ability of certain subsidiaries to make distributions to the Loan Parties,

•	amend their organizational documents in a manner materially adverse to the interest of the lenders,

•	change their line of business from that conducted as of the date of the Credit Agreements and reasonably similar lines of business, and

•	change their fiscal year or method of determining fiscal quarters or fiscal months.

There are several important and significant exceptions to the negative covenants listed above that are described in the Credit Agreements.

Certain entities in which the Borrower holds a minority investment, such as PSL, are not “subsidiaries” of the Borrower for purposes of the Credit Agreements, and the Borrower also has the ability, subject to certain conditions, to designate certain entities that are “subsidiaries” to be “unrestricted subsidiaries”. These minority investment entities and unrestricted subsidiaries generally will not be subject to the provisions of the Credit Agreements, including the negative covenants described above. The negative covenants are generally consistent between the Term Loan Facility and the Revolving Credit Facility.

The Term Loan Credit Agreement does not contain any maintenance covenant that requires the Borrower and its subsidiaries to comply with any specified measure of financial condition or performance. The Revolving Credit Agreement contains a customary “springing” financial maintenance covenant, which requires the Borrower and its restricted subsidiaries, on a consolidated basis, to maintain a first lien net leverage ratio that does not exceed 4.00 to 1.00, which we refer to as the Leverage Covenant. The Leverage Covenant will be tested as of last day of each fiscal quarter of the Borrower, commencing on March 26, 2021, except that the Leverage Covenant will only be tested if the aggregate outstanding principal amount of credit extensions under the Revolving Credit Facility (excluding undrawn letters of credit and letters of credit that have been cash collateralized) exceeds 35% of the commitments under the Revolving Credit Facility in effect on the last day of such fiscal quarter. If required to be tested for any fiscal quarter, compliance with the Leverage Covenant for such fiscal quarter will be determined on the date on which the compliance certificate for such fiscal quarter is delivered under the Revolving Credit Agreement. All calculations of the Leverage Covenant will:

•

include, in the numerator of the first lien net leverage ratio, only specified indebtedness of the Loan Parties that is secured by a first priority lien on the collateral that secures the Revolving Credit Facility, and

•	deduct, in the numerator of such ratio, all unrestricted cash and cash equivalents of the Borrower and its restricted subsidiaries.

In addition, the denominator of the first lien net leverage ratio used to calculate the Leverage Covenant will be “Consolidated Adjusted EBITDA” of the Borrower and its restricted subsidiaries, as calculated in accordance with the terms of the Revolving Credit Agreement, for the four consecutive fiscal quarters ending with the fiscal quarter for which the Leverage Covenant is being tested. “Consolidated Adjusted EBITDA” under the Credit Agreements may differ from the presentation of EBITDA or Adjusted EBITDA presented elsewhere in this prospectus or in the company’s periodic reports.

Other Matters

Each Credit Agreement also contains customary representations and warranties and affirmative covenants, including certain financial reporting obligations, and customary events of default which include, among other things:

•	payment defaults,

•	breaches of representations and warranties,

•	covenant defaults,

•	certain cross-defaults and cross-accelerations to other indebtedness,

•	certain events of bankruptcy and insolvency,

•	certain judgments,

•	certain ERISA events, and

•	a change of control.

The Credit Agreements define “change of control” as:

•

before our initial public offering, Sanken and OEP and their respective affiliates, together with certain members of management, ceasing to own and control, directly or indirectly, a majority of the aggregate ordinary voting power represented by the outstanding equity of the Borrower,

•

after our initial public offering, any person or group other than Sanken and OEP and their respective affiliates, together with certain members of management, becoming the “beneficial owner” (as defined under Rules 13(d)-3 and 13(d)-5 of the Exchange Act), directly or indirectly, of equity interests representing more than 35% of the aggregate ordinary voting power represented by the outstanding equity of the Borrower, and such ownership is greater than the percentage of the aggregate ordinary voting power represented by the outstanding equity of the Borrower beneficially owned by Sanken and OEP and their respective affiliates, together with certain members of management, and

•

a “change of control” or similar defined term for events substantially consistent with the above provisions contained in definitive documents for other material indebtedness of the Borrower and its restricted subsidiaries.

If an event of default occurs under any Credit Agreement and the Borrower is unable to cure such default or to obtain an amendment or waiver for such default, then the Agent for the applicable Senior Secured Credit Facility, or the lenders thereunder representing a majority of the loans and commitments then outstanding under such Senior Secured Credit Facility, will be permitted to accelerate all outstanding borrowings and other obligations, terminate outstanding commitments and exercise other specified remedies, including foreclosure on collateral. Any attempt by any Agent or applicable lenders to accelerate or terminate the Term Loan Facility or

Revolving Credit Facility or foreclosure on the liens on collateral securing the Term Loan Facility or Revolving Credit Facility could cause the Borrower and its subsidiaries to seek the protection of the bankruptcy courts.

The foregoing summary describes the material provisions of the Senior Secured Credit Facilities, but may not contain all information that is important to you. We urge you to read the provisions of the Credit Agreements, which have been filed as exhibits to the registration statement of which this prospectus forms a part.

SHARES ELIGIBLE FOR FUTURE SALE

Sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock. Although our common stock is listed on the Nasdaq Global Select Market, we cannot assure you that there will continue to be an active public market for our common stock.

Upon the closing of this offering, we will have outstanding an aggregate of 189,431,726 shares of common stock, based on the number of shares outstanding as of December 25, 2020. Of these shares, all shares sold in our IPO and this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.

The remaining shares of common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

Registration Rights

Pursuant to the Registration Rights Agreement, after the closing of this offering, the holders of up to 134,087,196 shares of our common stock (or 131,837,196 shares of our common stock, if the underwriters’ option to purchase additional shares of common stock is exercised in full), or certain transferees, are entitled to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. See the section titled “Description of Capital Stock—Registration Rights” for a description of these registration rights. If the offer and sale of these shares of our common stock are registered, the shares will be freely tradable without restriction under the Securities Act, subject to the Rule 144 limitations applicable to affiliates, and a large number of shares may be sold into the public market.

IPO Lock-Up Agreements

In connection with our IPO, we, our executive officers, directors and the holders of substantially all of our outstanding stock, without the prior written consent of Barclays Capital Inc., Credit Suisse Securities (USA) LLC and Wells Fargo Securities, LLC, agreed, subject to certain exceptions, during the period ending 180 days after October 28, 2020, the date of our IPO prospectus not to:

•

offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise dispose of, or publicly disclose the intention to make any offer, sale, pledge or disposition of any shares of our common stock, or any options or warrants to purchase any shares of our common stock, or any securities convertible into, exchangeable for, or that represent the right to receive, shares of our common stock; or

•

engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or other derivative transaction or instrument) which is designed to or which could reasonably be expected to lead to or result in a sale, loan, pledge or other disposition or transfer of all or a portion of the economic consequences of ownership of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, whether any transaction described above is to be settled by delivery of our common stock or such other securities, in cash or otherwise. Upon the expiration of the lock-up period, the shares held by each of our executive officers, directors and each selling stockholder (other than Sanken and OEP) will be subject to restrictions on resale pursuant to the terms of our insider trading policy until May 7, 2021. Following such date, substantially all of the shares subject to such restrictions will become eligible for sale, subject to the limitations discussed below. For a further description of these lock-up agreements, please see “Underwriting.”

In connection with this offering, Barclays Capital Inc., Credit Suisse Securities (USA) LLC and Wells Fargo Securities, LLC have agreed to release the restrictions under the IPO lock-up agreements of the selling stockholders solely to permit certain selling stockholders to participate in this offering. The IPO lock-up agreements otherwise remain in full force and effect.

Rule 144

Affiliate Resales of Restricted Securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned shares of our common stock for at least 180 days would be entitled to sell in “broker’s transactions” or certain “riskless principal transactions” or to market makers, a number of shares within any three-month period that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding; and

•	the average weekly trading volume in our common stock on the Nasdaq Global Select Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the SEC and the Nasdaq Global Select Market concurrently with either the placing of a sale order with the broker or the execution directly with a market maker.

Non-Affiliate Resales of Restricted Securities

Under Rule 144, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the 90 days preceding a sale, and who has beneficially owned shares of our common stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.

Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of the registration statement of which this prospectus forms a part is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. Our affiliates can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.

The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after an issuer becomes subject to the reporting requirements of the Exchange Act.

Equity Plans

We have filed a registration statement on Form S-8 under the Securities Act to register the offer and sale of shares of our common stock issued or issuable under our 2020 Plan and our 2020 ESPP permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market subject to compliance with the resale provisions of Rule 144.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

TO NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock acquired pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance that the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion is limited to Non-U.S. Holders that purchase our common stock in this offering and hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income and the alternative minimum tax. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	tax-qualified retirement plans;

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds; and

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to the stock being taken into account in an applicable financial statement.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE, GIFT OR OTHER TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity or arrangement treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section entitled, “Dividend Policy,” we do not anticipate declaring or paying cash dividends on our common stock in the foreseeable future. However, if we make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.” Because we may not know the extent to which a distribution is a dividend for U.S. federal income tax purposes at the time it is made, for purposes of the withholding rules discussed below, we or the applicable withholding agent may treat the entire distribution as a dividend.

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). If a Non-U.S. Holder holds our common stock through a financial institution or other intermediary, the Non-U.S. Holder will be required to provide appropriate documentation to the intermediary, which then will be required to provide certification to the applicable withholding agent, either directly or through other intermediaries. A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the

Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•

our common stock constitutes a United States real property interest (“USRPI”), by reason of our status as a United States real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on gain realized upon the sale or other taxable disposition of our common stock, which may be offset by certain U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not currently anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance that we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition of our common stock by a Non-U.S. Holder will not be subject to U.S. federal income tax pursuant to the third bullet point above if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or other applicable documentation, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our common stock paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such sections are commonly referred to as the Foreign Account Tax Compliance Act (“FATCA”)) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Entities located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock. While withholding under FATCA would have also applied to payments of gross proceeds from the sale or other disposition of such stock, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITING

The company, the selling stockholders and the underwriters named below will enter into an underwriting agreement with respect to the shares of common stock being offered. Subject to certain conditions, each underwriter will severally agree to purchase the number of shares indicated in the following table. Barclays Capital Inc., Credit Suisse Securities (USA) LLC and Wells Fargo Securities, LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Barclays Capital Inc.
Credit Suisse Securities (USA) LLC
Wells Fargo Securities, LLC

Total	15,000,000

The underwriters will commit to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional 2,250,000 shares of common stock from certain of the selling stockholders to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the public offering price, underwriting discount and proceeds before expenses to the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares from certain of the selling stockholders.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $                per share from the public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

In connection with the company’s IPO, the company, each of the company’s officers and directors, and holders of substantially all of the company’s common stock and securities convertible into or exchangeable for the company’s common stock agreed with the representatives of the underwriters, subject to certain exceptions, not to offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise dispose of, or publicly disclose the intention to make any offer, sale, pledge or disposition of any shares of our common stock, or any options or warrants to purchase any shares of our common stock, or any securities convertible into, exchangeable for, or that represent the right to receive, shares of our common stock, engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call operation, or combination thereof, forward, swap or other derivative transaction or instrument) which is designed to or which could reasonably be expected to lead to or result in a sale, loan, pledge or other disposition or transfer of all or a portion of the economic consequences of ownership of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock during the period from October 28, 2020, the date of the final prospectus relating to the company’s IPO, continuing through the date 180 days after such date, except with the prior written consent of Barclays Capital Inc., Credit Suisse Securities (USA) LLC and Wells Fargo Securities, LLC.

These restrictions applicable to the company do not apply to (a) the issuance of securities in connection with the acquisition by the company or any subsidiary of the securities, businesses, property or other assets of another person or entity or pursuant to any employee benefit plan assumed by the company or any subsidiary in connection with any such acquisition, (b) the issuance of securities in connection with joint ventures or acquisitions and other strategic transactions; provided that in the case of each of preceding clauses (a) and (b), the aggregate number of shares issued in all such acquisitions and transactions does not exceed 5.0% of the company’s outstanding common stock following this offering and each recipient of such shares executes a lock- up agreement.

These restrictions applicable to our officers, directors and shareholders do not apply to the following, subject to certain limitations set forth in the lock-up agreements: (a) shares of our common stock acquired from the underwriters in the offering or transactions relating to shares of our common stock or other securities acquired in the open market after the completion of the offering, (b) transfers of shares of our common stock or any security convertible into our common stock as a bona fide gift or gifts or for bona fide estate planning purposes, (c) sales or other dispositions of shares of any class of our capital stock, including our common stock or any security convertible into our common stock, in each case that are made exclusively between and among the signatories of such agreements and such signatory’s family, affiliates, stockholders, or investment fund or other entity controlling, controlled by, managing, or managed by or under common control with the signatory or its affiliates, (d) transfers of shares of our common stock or any security convertible into our common stock by will, testamentary document or intestate succession upon the death of the signatory, or pursuant to a court order or settlement agreement related to the distribution of assets in connection with the dissolution of a marriage or civil union, (e) the exercise (including cashless exercise) of securities convertible into or exchangeable for our common stock and exercise of stock options granted pursuant to our equity incentive plans or otherwise outstanding on the date hereof, (f) the establishment of any contract, instruction or plan that satisfies all of the requirements of Rule 10b5-1 under the Exchange Act, (g) any demands or requests for, the exercise of any right with respect to or the taking of any action in preparation of, the registration by the company under the Securities Act of the signatory’s shares of common stock, (h) sales or other dispositions of our common stock or any security convertible into our common stock to us pursuant to a repurchase agreement as described herein, (i) the transfer or disposition of our common stock in respect of tax payments due upon the vesting of equity-based awards pursuant to our equity incentive plans and (j) sales or other dispositions to a bona fide third party pursuant to a merger, consolidation, tender offer or other similar transaction made to all holders of our common stock and involving a change of control and approved by our board of directors.

Barclays Capital Inc., Credit Suisse Securities (USA) LLC and Wells Fargo Securities, LLC, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time subject to applicable notice requirements.

See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Our common stock is listed on the Nasdaq Global Select Market under the symbol “ALGM.”

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the Nasdaq Global Select Market, in the over-the-counter market or otherwise.

The company estimates that its share of the total expenses of the offering, excluding the underwriting discount, will be approximately $1.7 million. We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with FINRA, in an amount not to exceed $40,000.

The company and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the company and to persons and entities with relationships with the company, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the company (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the company. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

European Economic Area and the United Kingdom

In relation to each Member State of the European Economic Area (each a “Member State”), no shares of our common stock have been offered or will be offered pursuant to the offering to the public in that Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation), except that offers of shares may be made to the public in that Member State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representative for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares of our common stock shall require the company or the representative to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

Each person in a Relevant State (other than a Relevant State where there is a Permitted Public Offer) who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company and the representative that it is a qualified investor within the meaning of the Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Relevant State to qualified investors, in circumstances in which the prior consent of the board has been obtained to each such proposed offer or resale.

The Company, the board and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

(a) For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

(b) References to the Prospectus Regulation includes, in relation to the United Kingdom, the Prospectus Regulation as it forms part of United Kingdom domestic law by virtue of the European Union (Withdrawal) Act 2018.

The above selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

This document is for distribution only to persons who (i) have professional experience in matters relating to investments and who qualify as investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (“FSMA”)) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (i) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or a trust (which is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the securities pursuant to an offer made under Section 275 of the SFA except: (a) to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA; (b) where no consideration is or will be given for the transfer; (c) where the transfer is by operation of law; or (d) as specified in Section 276(7) of the SFA.

Solely for purposes of the notification requirements under Section 309B(1)(c) of the SFA, we have determined, and hereby notify all relevant persons, that the shares are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), and, accordingly, the securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the offering, the Company or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

LEGAL MATTERS

The validity of the shares of our common stock offered hereby will be passed upon for us by Latham & Watkins LLP, New York, New York. Davis Polk & Wardwell LLP, New York, New York, has acted as counsel for the underwriters in connection with certain legal matters related to this offering.

EXPERTS

The audited consolidated financial statements included in this prospectus have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

CHANGE IN ACCOUNTANTS

We dismissed Ernst & Young LLP (“E&Y”) as our independent auditor on October 29, 2019. On October 29, 2019, we engaged Grant Thornton LLP (“GT”) as our independent registered public accounting firm to audit our consolidated financial statements as of and for the fiscal year ended March 27, 2020, and to re-audit our consolidated financial statements as of and for the fiscal year ended March 29, 2019, which had previously been audited by E&Y. The decision to dismiss E&Y and engage GT was recommended by the audit committee of our board of directors and approved by our board of directors.

The report of E&Y on our consolidated financial statements as of and for the fiscal years ended March 30, 2018 and March 29, 2019 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended March 30, 2018 and March 29, 2019 and the subsequent interim period through October 29, 2019, there were:

•

no “disagreements” (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions thereto) with E&Y on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of E&Y, would have caused E&Y to make reference to the subject matter of the disagreements in its report on our consolidated financial statements as of and for such fiscal years or such subsequent interim period; and

•	no “reportable events” (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions thereto).

We provided E&Y with a copy of the foregoing disclosure and requested that E&Y furnish a letter addressed to the SEC stating whether it agrees with the above statements and, if not, stating the respects in which it does not agree. A copy of E&Y’s letter, dated February 1, 2021, furnished in response to that request, is filed as Exhibit 16.1 to the registration statement of which this prospectus forms a part.

During the fiscal years ended March 30, 2018 and March 29, 2019 and the subsequent interim period through October 29, 2019, we did not consult with GT with respect to (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided to us that GT concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any other matter that was the subject of a disagreement or a reportable event (each as defined above).

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed with the registration statement. For further information about us and the common stock offered hereby, we refer you to the registration statement and the exhibits filed with the registration statement. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. The SEC also maintains an internet website that contains reports, proxy statements and other information about registrants, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

We are required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Exchange Act. These reports, proxy statements, and other information will be available on the website of the SEC referred to above.

We also maintain a website at www.allegromicro.com/en, through which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on, or that can be accessed through, our website is not incorporated by reference in this prospectus and does not form a part of this prospectus. The inclusion of our website address in this prospectus is an inactive textual reference only.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

Allegro MicroSystems, Inc.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Allegro MicroSystems, Inc. (a Delaware corporation) and subsidiaries (the “Company”) as of March 27, 2020 and March 29, 2019, the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the two fiscal years in the period ended March 27, 2020 and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 27, 2020 and March 29, 2019, and the results of its operations and its cash flows for each of the two years in the fiscal period ended March 27, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ GRANT THORNTON LLP

We have served as the Company’s auditor since 2020.

Boston, Massachusetts

August 3, 2020

ALLEGRO MICROSYSTEMS, INC

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

	March 29, 2019	March 27, 2020
Assets
Current assets:
Cash and cash equivalents	$99,743	$214,491
Restricted cash	3,514	5,385
Trade accounts receivable, net of allowances for doubtful accounts of $412 and $288 at March 29, 2019 and March 27, 2020, respectively	76,444	59,457
Trade and other accounts receivable due from related party (Note 19)	7,353	30,851
Related party note receivable (Note 19)	30,000	—
Accounts receivable- other	2,142	1,796
Inventories	130,917	127,227
Prepaid expenses and other current assets	13,140	9,014
Assets held for sale	3,795	—

Total current assets	367,048	448,221
Property, plant and equipment, net	347,404	332,330
Deferred tax assets	5,176	7,217
Goodwill	1,336	1,285
Intangible assets, net	17,715	19,958
Other assets	13,582	8,810

Total assets	$752,261	$817,821

Liabilities and Stockholders’ Equity
Current liabilities:
Trade accounts payable	$24,189	$20,762
Amounts due to related party (Note 19)	4,941	4,494
Accrued expenses and other current liabilities	61,732	56,855
Current portion of related party debt (Note 19)	13,000	25,000
Bank lines-of-credit	—	43,000

Total current liabilities	103,862	150,111
Related party lines-of-credit	15,000	—
Related party notes payable, less current portion	14,700	17,700
Deferred tax liabilities	2,869	—
Other long-term liabilities	26,041	15,878

Total liabilities	162,472	183,689

Commitments and contingencies (Note 15)
Stockholders’ Equity:
Common stock
Class A, $0.01 par value; 12,500,000 shares authorized; 10,000,000 shares issued and outstanding at March 29, 2019 and March 27, 2020	100	100
Class L, $0.01 par value; 1,000,000 shares authorized; 607,620 and 622,470 shares issued and outstanding at March 29, 2019 and; March 27, 2020, respectively	6	6
Additional paid-in capital	447,762	458,697
Retained earnings	157,385	194,355
Accumulated other comprehensive loss	(16,278)	(19,976)

Equity attributable to Allegro MicroSystems, Inc.	588,975	633,182
Non-controlling interests	814	950
Total stockholders’ equity	589,789	634,132

Total liabilities and stockholders’ equity	$752,261	$817,821

The accompanying notes are an integral part of these consolidated financial statements.

ALLEGRO MICROSYSTEMS, INC.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except share and per share amounts)

	Year Ended
	March 29, 2019	March 27, 2020
Net sales	$532,939	$465,532
Net sales to related party (Note 19)	191,372	184,557

Total net sales	724,311	650,089
Cost of goods sold	404,491	388,813

Gross profit	319,820	261,276
Operating expenses:
Research and development	107,585	102,052
Selling, general and administrative	112,236	106,396

Total operating expenses	219,821	208,448

Income from operations	99,999	52,828

Other (expense) income:
Interest expense, net	(1,211)	(110)
Foreign currency transaction (loss) gain	(906)	1,391
Other, net	1,560	(831)

Total other (expense) income, net	(557)	450

Income before provision for income taxes	99,442	53,278
Provision for income taxes	14,601	16,173

Net income	84,841	37,105
Net income attributable to non-controlling interests	117	134

Net income attributable to Allegro MicroSystems, Inc.	$84,724	$36,971

Net income per share attributable to common stockholders:
Basic and diluted	$8.47	$3.70

Weighted average shares used to compute net income per share attributable to common stockholders:
Basic and diluted	10,000,000	10,000,000
Pro-Forma net income per share attributable to common stockholders (unaudited):
Basic and diluted		$0.19

Weighted-average shares used to compute pro forma net income per share attributable to common stockholders (unaudited):
Basic and diluted		189,431,726

The accompanying notes are an integral part of these consolidated financial statements.

ALLEGRO MICROSYSTEMS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands)

	Year Ended
	March 29, 2019	March 27, 2020
Net income	$84,841	$37,105
Other comprehensive (loss):
Foreign currency translation adjustment	(4,106)	(3,153)
Net actuarial loss amortization of net transition obligation and prior service costs related to defined benefit plans (net of tax of $96 in 2019 and $233 in 2020)	(221)	(543)

Total other comprehensive (loss)	(4,327)	(3,696)

Comprehensive income	80,515	33,409
Comprehensive expense attributable to non-controlling interest	(113)	(136)

Comprehensive income attributable to Allegro MicroSystems, Inc.	$80,402	$33,273

The accompanying notes are an integral part of these consolidated financial statements.

ALLEGRO MICROSYSTEMS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(in thousands, except share amounts)

	Common Stock, Class A		Common Stock, Class L		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Non- controlling Interests	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance at March 30, 2018	10,000,000	$100	597,400	$6	$445,854	$72,660	$(11,955)	$726	$507,391
Net income	—	—	—	—	—	84,724	—	117	84,841
Issuance of Class L shares, net of forfeitures	—	—	10,220	—	467	—	—	—	467
Dividends declared	—	—	—	—	—	—	—	(25)	(25)
Stock-based compensation	—	—	—	—	1,441	—	—	—	1,441
Foreign currency translation adjustment	—	—	—	—	—	—	(4,102)	(4)	(4,106)
Net actuarial loss and amortization of net transition obligation and prior service costs related to defined benefit plans, net of tax	—	—	—	—	—	—	(221)	—	(221)

Balance at March 29, 2019	10,000,000	$100	607,620	$6	$447,762	$157,385	$(16,278)	$814	$589,789
Net income	—	—	—	—	—	36,971	—	134	37,105
Issuance of Class L shares, net of forfeitures	—	—	14,850	—	—	—	—	—	—
Capital contribution	—	—	—	—	9,500	—	—	—	9,500
Stock-based compensation	—	—	—	—	1,435	—	—	—	1,435
Foreign currency translation adjustment	—	—	—	—	—	—	(3,155)	2	(3,153)
Net actuarial loss and amortization of net transition obligation and prior service costs related to defined benefit plans, net of tax	—	—	—	—	—	—	(543)	—	(543)

Balance at March 27, 2020	10,000,000	$100	622,470	$6	$458,697	$194,355	$(19,976)	$950	$634,132

The accompanying notes are an integral part of these consolidated financial statements.

ALLEGRO MICROSYSTEMS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended
	March 29, 2019	March 27, 2020
Cash flows from operating activities:
Net income	$84,841	$37,105
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	59,886	64,048
Deferred income taxes	2,015	(4,909)
Stock-based compensation	1,441	1,435
Loss on disposal of assets	204	698
Impairment on assets held for sale	1,075	—
Provisions for inventory and bad debt	3,769	3,891
Changes in operating assets and liabilities:
Trade accounts receivable, net	(21,174)	16,441
Accounts receivable—other	1,760	346
Inventories	(18,598)	346
Prepaid expenses and other assets	111	2,629
Trade accounts payable	(4,788)	(3,122)
Due from/to related parties	16,028	(23,946)
Accrued expenses and other current and long-term liabilities	(5,483)	(13,543)

Net cash provided by operating activities	121,088	81,419

Cash flows from investing activities:
Purchases of property, plant and equipment	(98,297)	(45,615)
Proceeds from sales of property, plant and equipment	354	3,936
Investments	421	—

Net cash used in investing activities	(97,522)	(41,679)

Cash flows from financing activities:
Related party note receivable (Note 19)	(30,000)	30,000
Borrowing of bank lines of credit	—	43,000
Repayments of bank lines of credit	(10,000)	—
Proceeds from issuance of common stock under employee stock plan	257	—
Capital contribution	—	9,500

Net cash (used in) provided by financing activities	(39,743)	82,500

Effect of exchange rate changes on cash and cash equivalents and restricted cash	(864)	(5,621)

Net (decrease) increase in cash and cash equivalents and restricted cash	(17,041)	116,619
Cash and cash equivalents and restricted cash at beginning of period	120,298	103,257

Cash and cash equivalents and restricted cash at end of period:	$103,257	$219,876

Reconciliation of cash and cash equivalents and restricted cash:
Cash and cash equivalents at beginning of period	$118,243	$99,743
Restricted cash at beginning of period	2,055	3,514

Cash and cash equivalents and restricted cash at beginning of period	$120,298	$103,257

Cash and cash equivalents at end of period	99,743	214,491
Restricted cash at end of period	3,514	5,385

Cash and cash equivalents and restricted cash at end of period	$103,257	$219,876

Supplemental disclosures of cash flow information:
Cash paid for interest	$2,038	$2,448

Cash paid for income taxes	$19,567	$15,873

Non-cash transactions:
Changes in trade accounts payable related to property, plant and equipment, net	$(1,701)	$(1,542)
Assets held for sale transferred from property, plant and equipment, net	$3,795	$—
Loans to cover purchase of common stock under employee stock plan	$210	$232

The accompanying notes are an integral part of these consolidated financial statements.

ALLEGRO MICROSYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

1. Nature of the Business and Basis of Presentation

Allegro MicroSystems, Inc., together with its consolidated subsidiaries (“AMI” or the “Company”), is a global leader in designing, developing and manufacturing sensing and power solutions for motion control and energy-efficient systems in automotive and industrial markets. The Company was incorporated under the laws of Delaware on March 30, 2013 under the name of Sanken North America, Inc. (“SKNA”) as a wholly owned subsidiary of Sanken Electric Co., Ltd. (“Sanken”). In October 2017, Sanken sold 28.8% of the common stock of SKNA to One Equity Partners (“OEP”). In April 2018, SKNA filed a certificate of amendment in the state of Delaware to change its name to Allegro MicroSystems, Inc. The Company is headquartered in Manchester, New Hampshire and has a global footprint with 16 locations across four continents.

The Company is subject to a number of risks similar to other companies of a similar size in the semiconductor technology industry, including, but not limited to, timely implementation of new manufacturing technologies, the ability to safeguard patents and intellectual property in a rapidly evolving market and reliance on assembly subcontractors, related party wafer fabrications and independent distributors. In addition the semiconductor market has historically been cyclical and subject to significant economic downturns at various times. The Company is exposed to the risk of obsolescence of its inventories depending on the mix of future business. As a result, the Company may experience significant period-to-period fluctuations in future operating results due to factors mentioned above or other factors.

Impact of the COVID-19 Coronavirus

On March 11, 2020, the COVID-19 outbreak was declared a pandemic by the World Health Organization. The pandemic has resulted in governments around the world implementing increasingly stringent measures to help control the spread of the virus, including quarantines, “shelter in place” and “stay at home” orders, travel restrictions, business curtailments, school closures and other measures. In addition, governments and central banks in several parts of the world have enacted fiscal and monetary stimulus measures to counteract the impacts of the COVID-19 pandemic.

The Company continues to monitor the rapidly evolving conditions and circumstances as well as guidance from international and domestic authorities, including public health authorities, and the Company may need to take additional actions based on their recommendations. There is considerable uncertainty regarding the impact on the Company’s business stemming from current measures and potential future measures that could restrict access to the Company’s facilities, limit manufacturing and support operations and place restrictions on the Company’s workforce and suppliers. The measures implemented by various authorities related to the COVID-19 outbreak have caused the Company to change its business practices including those related to where employees work, the distance between employees in the Company’s facilities, limitations on the in person meetings between employees and with customers, suppliers, service providers, and stakeholders as well as restrictions on business travel to domestic and international locations or to attend trade shows, investor conferences and other events.

The full extent to which the ongoing COVID-19 pandemic adversely affects the Company’s financial performance will depend on future developments, many of which are outside of the Company’s control, are highly uncertain and cannot be predicted, including, but not limited to, the duration and spread of the pandemic, its severity, the effectiveness of actions to contain the virus or treat its impact and how quickly and to what extent normal economic and operating conditions can resume. The COVID-19 pandemic could also result in additional governmental restrictions and regulations, which could adversely affect the Company’s business and financial results. In addition, a recession, depression or other sustained adverse market impact resulting from COVID-19 could materially and adversely affect the Company’s business and its access to needed capital and liquidity. Even

ALLEGRO MICROSYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

after the COVID-19 pandemic has lessened or subsided, the Company may continue to experience adverse impacts on its business and financial performance as a result of its global economic impact.

To the extent that the COVID-19 pandemic adversely affects the Company’s business, results of operations, financial condition or liquidity, it also may heighten many of the other risks. Such risks include, if the business impacts of COVID-19 carry on for an extended period, could cause the Company to recognize impairments for goodwill and certain long-lived assets including amortizable intangible assets.

The Company has taken actions to mitigate its financial risk given the uncertainty in global markets caused by the COVID-19 pandemic. During the fourth quarter of fiscal year 2020, the Company borrowed $43,000 under its revolving credit facilities. The borrowing was made as part of the Company’s ongoing efforts to preserve financial flexibility in light of the current uncertainty in the global markets and related effects on the Company’s business resulting from the COVID-19 pandemic. While the Company does not currently expect to use the proceeds from these borrowings for any near-term liquidity needs, it may use the proceeds for working capital and other general corporate purposes.

On March 27, 2020, the President of the United States signed and enacted into law the Coronavirus Aid, Relief and Economic Security Act (“the CARES Act”). The CARES Act contains numerous tax provisions including a correction to the applicable depreciation rates available in the original Tax Cuts and Jobs Act (“TCJA”) for Qualified Improvement Property (“QIP”). The Company is currently evaluating the impact of this change and will adjust historical income tax filings if deemed beneficial. Additional income tax provisions of the Act are currently being evaluated and not expected to have a material impact. The CARES Act also contains a provision for deferred payment of 2020 employer payroll taxes after the date of enactment to future years. The Company expects to defer a portion of its remaining 2020 employer payroll taxes to subsequent years.

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts and results of operations of the Company and its wholly owned subsidiaries. The Company consolidates all entities that it controls by ownership of a majority voting interest, as well as any variable-interest entities for which the Company is deemed to be the primary beneficiary. The Company’s judgment in determining whether it is the primary beneficiary of a variable-interest entity (“VIE”) includes assessing whether the Company will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both.

All intercompany balances and transactions, including transactions with affiliated entities that result in intercompany profit, and balances have been eliminated in consolidation.

Fiscal Years’ Financial Periods

The Company’s fiscal year is the 52-week or 53-week period ending on the Friday closest to the last day in March. The Company’s 2019 fiscal year ended March 29, 2019 (“fiscal year 2019”) and the Company’s 2020 fiscal year ended March 27, 2020 (“fiscal year 2020”), and both fiscal years were 52-week periods.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures of

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(Amounts in thousands, except share and per share amounts)

contingencies at the date of the consolidated financial statements and the reported amounts of net sales and expenses during the reporting period. Such estimates relate to useful lives of fixed and intangible assets, allowances for doubtful accounts and customer returns and sales allowances. Such estimates could also relate to the net realizable value of inventory, accrued liabilities, the valuation of stock-based awards, deferred tax valuation allowances, and other reserves. On an ongoing basis, management evaluates its estimates. Actual results could differ from those estimates, and such differences may be material to the consolidated financial statements.

Unaudited Pro Forma Information

On September 30, 2020, the Company entered into a term loan credit agreement providing for a $325.0 million senior secured term loan facility (the “Term Loan Facility”) and used the net proceeds, together with cash on hand, to pay a cash dividend in the aggregate amount of $400.0 million to holders of the Company’s Class A common stock. The Company used $300.0 million of the net proceeds it received from the initial public offering of the Company’s common stock (the “IPO”) to repay borrowings under the Term Loan Facility.

In the accompanying consolidated statements of income, the calculation of the unaudited pro forma basic and diluted net income per share attributable to common stockholders for the fiscal year ended March 27, 2020 has been prepared to give effect to the following:

(i) the automatic conversion, in connection with the IPO, of all outstanding shares of Class A common stock and Class L common stock into an aggregate of 166,499,760 shares of common stock (the “Common Stock Conversion”);

(ii) the repurchase, in connection with the Common Stock Conversion, of an aggregate of 2,068,234 shares of common stock from certain of the Company’s directors, executive officers and other employees in order to satisfy certain tax obligations triggered by the vesting of the shares of Class A common stock or a portion of the shares of Class L common stock, as applicable, held by such holder in connection with the IPO (the “Common Stock Repurchases”); and

(iii) additional shares issued in the IPO whose proceeds were necessary to pay the dividend declared in October 2020 in excess of current year earnings and the portion funded by borrowings under the Term Loan Facility that remains unpaid after the IPO (for which interest expense has been included in the computation of pro forma net income).

Business Segment Information

The Company operates in one segment which involves the design, development, production and distribution of various integrated circuits in various markets worldwide. The Company has a single, company-wide management team that administers all properties as a whole rather than as discrete operating segments. The chief operating decision maker, who is the Company’s chief executive officer, measures financial performance as a single enterprise and not on legal entity or end market basis. Throughout the year, the chief operating decision maker allocates capital resources on a project-by-project basis across the Company’s entire asset base to maximize profitability without regard to legal entity or end market basis. The Company operates in a number of countries throughout the world in a variety of product lines through its business unit structure.

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(Amounts in thousands, except share and per share amounts)

Foreign Currency Translation and Transactions

The Company’s reporting currency is the U.S. Dollar. The financial statements of the Company’s foreign subsidiaries are translated from local currency into U.S. dollars using the current exchange rate at the balance sheet date for assets and liabilities, and the average exchange rate in effect during the period for net sales and expenses. The functional currency for the Company’s international subsidiaries is considered to be the local currency for each entity and, accordingly, translation adjustments for these entities are included as a component of accumulated other comprehensive loss in the Company’s consolidated balance sheets.

Non-Controlling Interest

The Company, through one of its wholly owned subsidiaries, established an affiliated entity in Philippines for the primary purpose of purchasing, selling, leasing, developing and otherwise managing real estate acquired by the Company in the Philippines. The Company owns 40% of the equity interest in this entity and the remaining of 60% is held in a trust for the benefit of its employee retirement fund. The portion of the results of operations of this entity is shown as net income attributable to the non-controlling interest in the Company’s consolidated statements of income for fiscal 2019 and fiscal 2020. Additionally, the cumulative portion of the results of operations of this entity along with the interest in the net assets is shown as a component of non-controlling interest in the Company’s consolidated balance sheets.

Cash Equivalents and Restricted Cash

The Company considers all highly liquid instruments with original maturities of three months or less at the time of acquisition to be cash equivalents. At March 29, 2019 and March 27, 2020, the Company maintained investments in an interest-bearing cash account. Because of the investment’s short term to maturity and the investment’s relative price insensitivity to changes in market interest rates, the Company notes that cost approximates fair value for this investment. As a result, there were no realized or unrealized gains or losses for the fiscal years ended March 29, 2019 and March 27, 2020. The Company has restricted cash, the use of which is restricted to the benefit of employees through a deferred compensation program.

Fair Value of Financial Instruments

Certain assets and liabilities are carried at fair value under GAAP. Fair value is the exchange price that would be received for an asset or paid to transfer a liability (at exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value, which are provided below:

Level 1—	Quoted prices in active markets for identical assets or liabilities.

Level 2—	Observable inputs (other than Level 1 prices) such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or examination.

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(Amounts in thousands, except share and per share amounts)

The categorization of a financial instrument within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The Company’s cash equivalents and restricted cash are carried at fair values as determined according to the fair value hierarchy described above (see Note 4, “Fair Value Measurements”). The carrying value of accounts receivable, assets held for sale, notes receivables, accounts payable and accrued expenses approximate their respective fair value due to the short-term nature of these assets and liabilities. The carrying value of outstanding borrowings under the line of credit agreements approximates fair value as it bears interest at a rate approximating a market interest rate.

Related party note receivable was classified as held-for-investment based on management’s intent and ability to hold the loan for the foreseeable future or to maturity. Loans held-for investment are carried at amortized cost and reduced by a valuation allowance for estimated credit losses, as necessary. The Company recognizes interest income on loans, including the amortization of discounts and premiums, loan fees paid and received, using the interest method. The interest method is applied on a loan-by-loan basis when collectability of the future payments is reasonably assured. Premiums and discounts are recognized as yield adjustments over the term of the related loans.

A detailed description of fair value measurement of the assets of the non-U.S. defined benefit plan is included in Note 14, “Retirement Plans”.

Trade accounts receivable, net

A receivable is a right to consideration that is unconditional (i.e., only the passage of time is required before payment is due). Accounts receivables are presented net of an allowance for doubtful accounts, which is an estimate of amounts that may not be collectible.

The Company manages the collectability of accounts receivable primarily through its review of the accounts receivable aging. When facts and circumstances dictate the collection of a specific invoice amount or the balance relating to a customer is in doubt, the Company assesses the impact on amounts recorded for doubtful accounts and, if necessary, records a charge in the fiscal period that such assessment is determined. Adjustments to the allowance for doubtful accounts are recorded as selling, general and administrative expenses in the consolidated statements of income. Account balances are written off after all means of collection are exhausted and the potential for non-recovery is determined to be probable.

Inventories

Inventories are stated at the lower of cost or net realizable value, with cost being determined on a first-in, first-out basis. The Company records inventory provisions when conditions exist that suggest that inventory may be in excess of anticipated demand, is obsolete based upon expected future demand for products and market conditions, or quality related rejections. These provisions are reported as a reduction to raw materials and supplies, work in process and finished goods. The Company regularly evaluates the ability to realize the value of inventory based on a combination of factors, including historical usage rates, forecasted sales or usage, and product end of life dates. Assumptions used in determining management’s estimates of future product demand may prove to be incorrect, in which case the provision required for excess and obsolete inventory would have to be adjusted in the future. Although the Company performs a detailed review of its forecasts of future product demand, any significant unanticipated changes in demand could have a significant impact on the value of the Company’s inventory and reported operating results.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

Assets Held for Sale

The Company classifies assets as held for sale when all of the following are met: (i) management has committed to a plan to sell the assets; (ii) the assets are available for immediate sale in their present condition; (iii) an active program to locate a buyer has been initiated; (iv) it is probable that a sale will occur within one year; (v) the assets are being actively marketed for sale at a price that is reasonable in relation to their current fair value; and (vi) it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. If all held for sale criteria are met, the assets are reclassified and presented separately in the consolidated balance sheets as assets held for sale at the lower of the carrying value or the fair value, less cost to sell, and no longer depreciated or amortized.

During the third quarter of fiscal year 2019, the Company entered into an agreement to sell its Worcester, Massachusetts-based facility (the “Worcester Facility”) as it had already moved and relocated to its Manchester, New Hampshire and new Marlborough, Massachusetts locations. The Worcester Facility met the criteria to be classified as held for sale, and the Company was required to record these assets at the lower of carrying value or fair value less any costs to sell based on the agreed-upon sale price. The sale of the Worcester Facility closed on May 15, 2019. See “Impairment of Long-Lived Assets” section below for further information.

Deferred Offering Costs

The Company capitalizes certain legal, professional accounting and other third-party fees that are directly associated with in-process equity financings as deferred offering costs until such financings are consummated. After consummation of the equity financing, these costs are recorded in stockholder’s equity as a reduction of the additional paid-in capital generated as a result of the offering. Should the planned equity financing be abandoned, the deferred offering costs will be expensed immediately as a charge to operating expenses in the consolidated statements of income. As of March 29, 2019 and March 27, 2020, the Company had no deferred offering costs.

Property, Plant and Equipment, Net

Property, plant and equipment, net, including improvements that significantly add to productive capacity or extend useful life, are stated at historical cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The Company capitalizes interest on certain projects with long-term construction periods. Maintenance and repairs expenditures are charged to expense as incurred. Estimated useful lives of the respective property, plant and equipment assets are as follows:

Asset	Useful Life
Buildings	31 years
Building improvements	Economic life of the building improvements
Leasehold improvements	The shorter of the remaining term of the lease or estimated useful life
Machinery and equipment	3–10 years
Office equipment	3 years

Intangible assets, net

Intangible assets, net primarily consist of capitalized costs to acquire and defend to patent and trademark related awards. In addition, the Company holds technology, customer relationships, and non-compete agreements. The Company’s intangible assets are amortized using the straight-line method over their estimated useful lives, ranging from three to ten years.

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(Amounts in thousands, except share and per share amounts)

Impairment of Long-Lived Assets

Long-lived assets consist of property, plant and equipment, finite-lived intangibles, such as patents and customer relationships and indefinite-lived intangible assets such as process technology and trademarks.

Property, plant and equipment and finite-lived assets are tested for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Factors that the Company considers in deciding when to perform an impairment review include significant underperformance of the business in relation to expectations, significant negative industry or economic trends and significant changes or planned changes in the use of the assets. If an impairment review is performed to evaluate a long-lived asset group for recoverability, the Company compares forecasts of undiscounted cash flows expected to result from the use and eventual disposition of the long-lived asset group to its carrying value. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of an asset group are less than its carrying amount. To date, the Company has not recorded any impairment losses on long-lived assets. If such assets are not impaired, but their useful lives have decreased, the remaining net book value is amortized over the revised useful life.

Indefinite-lived intangible assets are reviewed for impairment at least annually or whenever events or changes in circumstances indicate that it is more likely than not that the asset is impaired. The impairment test consists of a comparison of the fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. The Company has elected the first business day of the fourth quarter of its fiscal year as the annual impairment testing date. The results of the annual impairment test did not indicate any impairments of indefinite-lived intangible assets for fiscal year 2019 and fiscal year 2020.

The Company considered the current and expected future economic and market conditions surrounding the COVID-19 pandemic and concluded that there was a triggering event during the fourth quarter of fiscal year 2020. As a result, management performed an impairment evaluation of its long-lived asset balances as of March 27, 2020. This did not lead to the Company recording an impairment charge at that time. The full extent to which COVID-19 will impact the Company’s results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the virus and the actions to contain or treat its impact.

In the fourth quarter of fiscal year 2020, the Company initiated a process to conclude its operations at its Thailand assembly and test facility (“AMTC facility”) with the intention of selling the AMTC facility. Although as of March 27, 2020, the Company was actively marketing the AMTC facility for sale, the operations did not meet all of the “held for sale” disclosure criteria. Accordingly, the related assets continued to be classified as “held and used” within the consolidated financial statements. As triggering events such as the effects of COVID-19 did not cause impairment, there was no other basis to impair the AMTC facility and related assets at March 27, 2020.

In the third quarter of fiscal year 2019, the Company began assessing the sale of the Worcester Facility included within assets held for sale as of March 29, 2019 in its consolidated balance sheets. As a result of this assessment and certain market indications of the Worcester Facility’s value if sold, the Company prepared an impairment analysis of the carrying value of the Worcester Facility as of November 26, 2018. The impairment analysis was probability weighted considering market data available, future cash flows and whether or not the Company would sell the Worcester Facility. Based on this analysis the Company recorded an impairment loss of $1,075 for its Worcester Facility, which is included in selling, general and administrative expense in its

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(Amounts in thousands, except share and per share amounts)

consolidated statements of income for the fiscal year ended March 29, 2019. The Company prepared an updated impairment analysis in the fourth quarter of fiscal year 2019 based on a letter of intent signed for the sale of the Worcester Facility. The result of this analysis was that the Company determined no further changes were required. The sale of the Worcester Facility closed on May 15, 2019.

Goodwill

Goodwill represents the excess purchase price over the estimated fair value of net assets acquired as of the acquisition date. The Company tests goodwill for impairment on an annual basis on the first business day of the fourth quarter or more frequently if there are indicators of impairment. Events that could indicate impairment and trigger an interim impairment assessment include, but are not limited to, current economic and market conditions, including a decline in market capitalization, a significant adverse change in legal factors, business climate, operational performance of the business or key personnel, and an adverse action or assessment by a regulator. The Company has determined that there is one reporting unit for purposes of testing goodwill for impairment.

In testing goodwill for impairment, the Company has the option to first consider qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. Such qualitative factors include industry and market considerations, economic conditions, entity-specific financial performance and other events, such as changes in management, strategy and primary customer base. If based on the Company’s qualitative assessment it is more likely than not that the fair value of the reporting unit is less than its carrying amount, quantitative impairment testing is required. However, if the Company concludes otherwise, quantitative impairment testing is not required. The results of the Company’s qualitative goodwill impairment test performed on the first business day of fourth quarter for fiscal year 2019 and fiscal year 2020 did not indicate any impairments.

The Company considered the current and expected future economic and market conditions surrounding the COVID-19 pandemic and concluded that there was a triggering event during the fourth quarter of fiscal year 2020. The full extent to which COVID-19 will impact the Company’s results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the virus and the actions to contain or treat its impact. As of March 27, 2020, based on management’s assessment, the impacts from COVID-19 did not indicate an impairment of the goodwill.

Product Warranties

The Company provides warranties on its products to its customers, generally for one year from the date of shipment and in limited cases for longer periods. In the event of a failure of a product covered by these warranties, the Company must repair or replace the product or, if those remedies are insufficient, and at the discretion of the Company, provide a refund. In limited cases, the Company warrants its products to include significant liability beyond the cost of repairing or replacing the product or refunding the sales price of the product. The Company periodically assesses the adequacy of the warranty reserve and adjusts the amount as necessary. If there is a material increase in the rate of customer claims, or the Company’s estimates of probable losses relating to specifically identified warranty exposures are inaccurate, the Company may need to record a charge against future cost of goods sold. There were minimal costs accrued in either of the fiscal years ended March 29, 2019 or March 27, 2020.

Deferred Rent

The Company records rent expense on a straight-line basis using a constant periodic rate over the term of its lease agreements. The excess of the cumulative rent expense incurred over the cumulative amounts due under the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

lease agreements is deferred and recognized over the term of the leases. Leasehold improvement reimbursements from landlords are recorded as deferred rent and amortized as reductions to lease expense over the lease term.

Revenue Recognition under FASB ASC Topic ASC 605, Revenue Recognition (“ASC 605”) for fiscal year 2019

The Company recognizes revenue from product sales to direct customers and distributors, at the time of shipment, provided that (i) persuasive evidence of a sales arrangement exists; (ii) title has transferred (upon delivery of the product to a common carrier); (iii) collectability of the resulting receivable is reasonably assured; (iv) the sales price is fixed or determinable; (v) there are no customer acceptance requirements and (vi) the Company does not have any post shipment requirements or obligations. More specifically, the Company recognizes revenue upon taking into consideration the following:

•

Persuasive evidence of a sales arrangement exists. The Company considers a noncancelable purchase order with a customer, or a sales transaction with terms governed by a contract, to be persuasive evidence of a sales arrangement.

•

Sales price is fixed or determinable. Generally, the Company considers all sales arrangements with payment terms extending beyond 90 days not to be fixed or determinable. If the fee is not fixed or determinable, revenue is recognized upon the earlier of cash receipt, or when the amount becomes due and payable.

•

Collectability of the resulting receivable is reasonably assured. The Company conducts a credit review for all transactions at the inception of an arrangement to determine the creditworthiness of the customer. If the Company determines that collection is not reasonably assured, revenue is deferred and recognized upon the receipt of cash. Payments received by the Company in advance of product delivery are deferred until earned.

Shipping and handling costs are charged to cost of sales as incurred.

The Company estimates potential future returns and sales allowances based on current period revenue recognized from product sales. Such returns and sales allowances include price protection provisions provided to distributors, sales under agreements that allow rights of return, referred to as stock rotation also provided to distributors and returns provisions offered to direct customers. Management analyzes historical data from prior sales returns, acceptance of products and changes in product sales to customers when evaluating the adequacy of returns and sales allowances. Estimates made by the Company may differ from actual returns and sales allowances. These differences may materially impact reported revenue and liquidity.

During fiscal year 2019, the Company acted as a distributor of Sanken products in North America, South America and Europe. The Company evaluated whether it is acting as the principal (i.e. report net sales on a gross basis) or agent (i.e. report net sales on a net basis) in these transactions. Generally, the Company is the primary obligor and act as the principal to these transactions, therefore the Company recognizes net sales gross.

Revenue Recognition under ASC 606 for fiscal year 2020

Effective March 30, 2019, the Company adopted Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09” or “ASC 606”) using the modified retrospective method. ASC 606 superseded the guidance of Revenue Recognition (Topic 605) formerly followed by the Company. The adoption of ASC 606 had no impact on the Company’s consolidated financial statements. The

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(Amounts in thousands, except share and per share amounts)

comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods. The Company expects the new standard to be immaterial to net income on an ongoing basis.

Under the guidance of ASC 606, revenue is recognized when transfer of control to the customer occurs in an amount reflecting the consideration that the Company expects to be entitled. In order to achieve this core principle, the Company applies the following five step approach:

(1) Identify the contract with a customer—The Company considers customer purchase orders, which in some cases are governed by master agreements, to be customer contracts. A contract exists when it is approved by both parties, each party’s rights and obligations are identified, payment terms are known, customer has the ability and intent to pay and the contract has commercial substance. The Company uses judgement in determining the customer’s ability and intent to pay, which is based on factors such as the customer’s historical payment experience or, for new customers, credit and financial information pertaining to the customers.

(2) Identify the performance obligations in the contract—Performance obligations are identified as products and services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the product or service either on its own or together with other resources that are readily available from third parties or from the Company, and are distinct in the context of the contract, whereby the transfer of the products or services is separately identifiable from other promises in the contract. Substantially, all of the Company’s contracts with customers contain single performance obligation, such as the sale of mixed-signal integrated circuit products or the sale of wafer fabricators.

(3) Determine the transaction price—The transaction price is determined based on the consideration to which the Company expects to be entitled in exchange for transferring products to the customer. Variable consideration is included in the transaction price if, in the Company’s judgment, it is probable that no significant future reversal of cumulative revenue under the contract will occur.

(4) Allocate the transaction price to the performance obligations in the contract—If the contract contains a single performance obligation, the entire transaction price is allocated to that performance obligation. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligations based on a relative standalone selling price (“SSP”).

(5) Recognize revenue when a performance obligation is satisfied—Revenue is recognized when control of the product is transferred to the customer (i.e., when the Company’s performance obligation is satisfied), which typically occurs point in time at shipment.

Sales channels

The Company sells products globally through its direct sales force, third party distributors, independent sales representatives and consignment. The Company records revenue based on the amount of any discounted arrangement fee. When the Company transacts with a distributor, its contractual arrangement is with the distributor and not with the end customer. Whether the Company transacts business with and receives the order from a distributor or directly from an end customer, its revenue recognition policy and resulting pattern of revenue recognition for the order are the same.

The Company also uses independent sales representatives to assist in the sales process with certain customers. Sales representatives are not distributors. If a sales representative is engaged in the sales process, the

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(Amounts in thousands, except share and per share amounts)

Company receives the order directly from and sells the products directly to the end customer. The Company pays a commission to the sales representative, calculated as a percentage of the related customer payment. Sales representatives commissions are recorded as expenses when incurred and are classified as sales and marketing expenses in the Company’s consolidated statements of income.

For the consignment arrangements with distributors, delivery occurs and revenue is recognized when the distributor pulls product from consignment inventory that it is stored at designated distributor locations. Recognition is not contingent upon resale of the products to the distributors’ customers. Until the products are pulled for use or sale by the distributor, the Company retains control over the products’ disposition, including the right to pull back or relocate the products.

Variable consideration

Variable consideration includes sales in which the amount of consideration that the Company will receive is unknown as of the end of a reporting period. Such consideration primarily includes limited price protection provisions provided to distributors, sales under agreements that allow rights of return, referred to as stock rotation, provided to distributors, discounts and credits provided to distributors and returns provisions offered to direct customers. The Company estimates potential future returns, credits and sales allowances based on historical data from prior sales returns and credits issued and changes in product sales to customers.

Practical expedients elected

The Company elected certain practical expedients with the adoption of the new revenue recognition standard. Revenue recognized is adjusted based on allowances, which are prepared on a portfolio basis using a most likely amount methodology. The length of time between revenue recognition and payment is not significant under any of the Company’s payment terms. However, if the period between revenue recognition and when the customer pays is one year or less, the Company elected to not account for the significant financing component.

Other Revenue Recognition Policies

Prior to the end of fiscal year 2020, the Company acted as a distributor of Sanken products in North America, South America and Europe. The Company evaluated whether it is acting as the principal (i.e. report net sales on a gross basis) or agent (i.e. report net sales on a net basis) in these transactions. In doing so, the Company evaluated whether it controls the good or service before it is transferred to the customer. If the Company controls the good or service before it is transferred to the customer, it is acting as principal in the transaction. Generally, the Company controls the promised products before transferring the products to the customer and act as the principal to the transaction, therefore the Company recognizes net sales gross.

Shipping and handling activities are not considered a contract performance obligation. The Company records shipping and handling costs billed to customers as revenue with offsetting costs recorded as cost of sale.

Contract Assets and Contract Liabilities

Contract assets and contract liabilities (deferred revenue) are reported net at the contract level for each reporting period. Contract assets typically result from contracts when revenue recognized exceeds the amount billed to the customer, and right to payment is not just subject to the passage of time. Contract assets are transferred to accounts receivable when the rights become unconditional. The Company had no contract assets at March 27, 2020.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

Contract Liabilities (Deferred Revenue)—Deferred revenue typically results from billings in excess of revenues recognized and relate to products shipped near the end of the reporting period for which the required revenue recognition criteria were not met. The Company had no contract liabilities at March 27, 2020.

Contract costs

Following the Company’s adoption of ASC 606, certain costs, such as cost to obtain a contract or cost to fulfil a contract are required to be capitalized. The Company has immaterial contract costs, as such no amounts were capitalized at March 27, 2020.

Stock-Based Compensation

The Company recognizes compensation costs for all stock-based compensation awards made to employees based upon the awards’ grant-date fair value. The Company estimates the fair value of stock-based compensation awards granted using a discounted cash flow model to determine the fair value of the awards. Stock-based compensation expense is recognized evenly over the vesting period. The Company accounts for forfeitures as they occur. Determining the fair value of the stock-based compensation awards at the grant date requires judgment, including estimated the expected life of the stock awards and the volatility of the underlying market-based and projected future cash flow assumptions. Any changes to those estimates that the Company makes from time to time may have a significant impact on the stock-based compensation expense recorded and could materially impact the Company’s results of operations.

Pension Obligations

The Company, through its subsidiaries, has various foreign defined benefit plans as well as U.S. defined contribution plans. Accredited independent actuaries calculate related plan assets, liabilities and expenses. The Company is required to make certain assumptions to assign value to the plan assets and liabilities. These assumptions are reviewed annually, based on current plan information and consultations with independent investment advisors and actuaries. The selection of assumptions requires a high degree of judgment and may materially change from period to period. The Company does not offer other defined benefits associated with postretirement benefit plans other than pensions.

The Company recognizes the funded status of a benefit plan on its consolidated balance sheets and recognizes gains, losses and prior service cost or credits that arise during the period that are not recognized as components of net periodic benefit cost as a component of other comprehensive income, net of tax. In addition, the Company measures defined benefit plan assets and obligations as of the date of the employer’s fiscal year-end consolidated balance sheets and discloses in the notes to the consolidated financial statements the gains or losses, prior service costs or credits and transition asset or obligation.

Income Taxes

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement and tax basis of assets and liabilities, as measured by enacted tax rates anticipated to be in effect when these differences are expected to reverse. This method also requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not. Deferred tax expense or benefit is the result of changes in the deferred tax assets and liabilities. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent it believes, based upon the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized, a valuation allowance is established. The Company considers the undistributed foreign earnings of its foreign subsidiaries to be indefinitely reinvested and, as such, the Company does not provide for U.S. income tax on such undistributed earnings.

The Company recognizes a liability for potential payments of taxes to various tax authorities related to uncertain tax positions and other tax matters. The recorded liability is based on a determination of whether and how much of a tax benefit taken by the Company in its tax filings or positions is “more likely than not” to be realized. The amount of the benefit that may be recognized in the consolidated financial statements is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. To the extent that the assessment of such tax positions changes, the change in estimate is recorded in the period in which the determination is made. The Company establishes a liability, which is included in other long-term liabilities in the consolidated balance sheets, for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. These liabilities are established when the Company believes that certain positions might be challenged despite the Company’s belief that the tax return positions are fully supportable. The recorded liability is adjusted in light of changing facts and circumstances. The provision for income taxes includes the impact of the recorded liability and changes thereto.

The Company recognizes interest and penalties related to uncertain tax positions as a component of income tax provision in the consolidated statements of income. Accrued interest and penalties are included in accrued income taxes in the consolidated balance sheets.

Advertising Costs

Advertising costs are expensed, as incurred, as a component of sales expense. Advertising expense was $508 and $273 in fiscal years 2019 and 2020, respectively.

Net Income Per Share

The Company computes net income per share in accordance with ASC 260, Earnings Per Share (“ASC 260”). Basic net income per share is computed by dividing net income attributable to shareholders of the Company by the weighted-average number of common shares outstanding during the reporting period. Diluted net income per share is computed similarly to basic net income per share, except that it includes the potential dilution that could occur if dilutive securities were exercised. Information about potentially dilutive and antidilutive shares for the reporting period is provided in Note 16 “Net Income per Share and Unaudited Pro Forma Net Income per Share”.

As the Company maintained two classes of Common stock (Class A and Class L) in fiscal year 2019 and 2020, earnings per basic and diluted shares were calculated under the two-class method. The two-class method includes an earnings allocation formula that determines earnings per share for each participating security according to dividends declared on undistributed earnings for the period. Earnings per diluted share is computed on the basis of the weighted-average number of common shares outstanding during the period plus the dilutive effect of any potential common shares outstanding during the period using the more dilutive of the two-class method or another dilutive method. For the fiscal years ended March 29, 2019 and March 27, 2020, the Company did not allocate income to the Class L shares in accordance with ASC 260, because such classes of shares would not have shared in the distribution had all of the income for the periods been distributed. Accordingly, earnings per share calculations were provided only for the class A shares.

ALLEGRO MICROSYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

Concentrations of Credit Risk and Significant Customers

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents and accounts receivable. The Company maintains its cash and cash equivalents with financial institutions, which management believes to be of a high credit quality. To manage credit risk related to accounts receivables, the Company evaluates its creditworthiness of its customers and maintains allowances, to the extend necessary, for potential credit losses based upon the aging of its accounts receivable balances and known collection issues. The Company has not experienced any significant credit losses to date.

As of March 29, 2019, no customer accounted for 10% or more of outstanding trade accounts receivable, net. As of March 27, 2020, Sanken accounted for 33.5% of the Company’s outstanding trade accounts receivable, net, including related party trade accounts receivable. No other customers accounted for 10% or more of outstanding trade accounts receivable, net.

For the fiscal year ended March 29, 2019 and March 27, 2020, Sanken accounted for 26.4% and 28.4% of total net sales, respectively. No other customers accounted for 10% or more of total net sales for either of the fiscal years ended March 29, 2019 or March 27, 2020.

During the fiscal years ended March 29, 2019, sales from customers located outside of the United States in the aggregate accounted for 80.5% of the Company’s total net sales, with Japan accounting for 26.4% and Hong Kong accounting for 18.3%. No other countries accounted for greater than 10% of total net sales for the fiscal year ended March 29, 2019.

During the fiscal years ended March 27, 2020, sales from customers located outside of the United States in the aggregate accounted for 81.7% of the Company’s total net sales, with Japan accounting for 28.4% and Hong Kong accounting for 18.7%. No other countries aside from US, Japan and Hong Kong accounted for greater than 10% of total net sales for the fiscal year ended March 27, 2020.

Impact of Recently Adopted Accounting Standards

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASC 606, which supersedes all existing revenue recognition guidance under GAAP. The core principle of this standard is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years and for nonpublic companies for fiscal years beginning after December 15, 2018, including interim periods after those fiscal years. In May 2020, the FASB issued ASC 2020-05, which extended the effective date of ASC 606 for nonpublic companies to fiscal years beginning after December 15, 2019, and for interim periods within annual reporting periods beginning after December 15, 2020.

The Company adopted ASC 606 and all related amendments on March 30, 2019, using the modified retrospective method for contracts that were not completed as of the date of the initial application. The comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods. The adoption of ASC 606 had no material impact on the Company’s consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”), to address diversity in practice in how certain cash receipts

ALLEGRO MICROSYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

and cash payments are presented and classified in the statement of cash flows. The standard is effective for public companies for fiscal years beginning after December 15, 2017 including interim periods within those fiscal years, and for nonpublic companies for fiscal years beginning after December 15, 2018, including interim periods after those fiscal years. The Company adopted this standard on March 30, 2019. The adoption of ASU 2016-15 had no impact on the Company’s consolidated financial statements.

In October 2016, the FASB issued ASU No. 2016-16, “Income Taxes (Topic 740)—Intra-Entity Transfers of Assets other than Inventory” (“ASU 2016-16”). ASU 2016-16 eliminated the exception that prohibited the recognition of current and deferred income tax consequences for intra-entity asset transfers (other than inventory) until the asset has been sold to an outside party. The standard is effective for public companies for fiscal years beginning after December 15, 2017 including interim periods within those fiscal years, and for nonpublic companies for fiscal years beginning after December 15, 2018, including interim periods after those fiscal years. The Company adopted this standard on March 30, 2019. The adoption of ASU 2016-16 had no impact to the Company’s consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-04, “Intangibles—Goodwill and Other (Topic 350)” (“ASU 2017-04”). ASU 2017-04 simplified the accounting for goodwill impairments by eliminating step 2 from the goodwill impairment test. The standard is effective for public companies for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years, and for nonpublic companies for fiscal years beginning after December 15, 2021, including interim periods after those fiscal years. The Company early adopted this standard during fiscal year 2020 and was applied prospectively. The adoption of ASU 2017-04 had no impact to the Company’s consolidated financial statements.

In March 2017, the FASB issued ASU No. 2017-07, Compensation—Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost (“ASU 2017-07”), which requires employers that offer or maintain defined benefit plans to disaggregate the service component from the other components of net benefit cost and provides guidance on presentation of the service component and other components of net benefit cost in the statement of operations. The application of ASU 2017-07 requires retrospective basis for all periods presented. The standard is effective for public companies for fiscal years beginning after December 15, 2017 and for nonpublic companies for fiscal years beginning after December 15, 2018. The Company adopted this standard on March 30, 2019. The adoption of ASU 2017-07 had no impact to the Company’s consolidated financial statements.

In February 2018, the FASB issued ASU No. 2018-02, “Income Statement—Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income” (“ASU 2018-02”). ASU 2018-02 allowed a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act (“the Act”). The standard is effective for all entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. The Company adopted this standard on March 30, 2019. The adoption of ASU 2018-02 had no impact to the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Topic 35): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract (“ASU 2018-15”), which requires capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). The standard is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years, with early adoption permitted. The Company adopted this standard on March 28, 2020. The adoption of ASU 2018-15 had no impact to the Company’s consolidated financial statements.

ALLEGRO MICROSYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

Impact of Recently Issued Accounting Standards

The Company qualifies as “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and has elected to “opt in” to the extended transition related to complying with new or revised accounting standards, which means that when a standard is issued or revised and it has different application dates for public and nonpublic companies, the Company will adopt the new or revised standard at the time nonpublic companies adopt the new or revised standard and will do so until such time that the Company either (i) irrevocably elects to “opt out” of such extended transition period or (ii) no longer qualifies as an emerging growth company. The Company may choose to early adopt any new or revised accounting standards whenever such early adoption is permitted for nonpublic companies.

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)” (“ASU 2016-02” or “the new lease standard”) which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). The standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification determines whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. In addition, a lessee is required to record (i) a right-of-use asset and a lease liability on its balance sheet for all leases with accounting lease terms of more than 12 months regardless of whether it is an operating or financing lease and (ii) lease expense for operating leases and amortization and interest expense for financing leases. Leases with a term of 12 months or less may be accounted for similar to prior guidance for operating leases.

In July 2018, the FASB issued ASU No. 2018-11, which added an optional transition method under the new lease standard that allows companies to adopt the standard as of the beginning of the year of adoption as opposed to the earliest comparative period presented. In November 2019, the FASB issued guidance delaying the effective date for all entities, except for public business entities. For public entities, this guidance was effective for annual periods beginning after December 15, 2018, including interim periods within those fiscal years. For nonpublic entities, this guidance was effective for annual periods beginning after December 15, 2020.

In May 2020, FASB issued ASU No. 2020-05 delaying the effective date of the new lease standard for nonpublic companies to fiscal years beginning after December 15, 2021 and interim periods within those fiscal years beginning after December 15, 2022. The Company expects to adopt this guidance during fiscal year 2022 and it is currently evaluating the expected effect on its consolidated financial statements and related disclosures.

In June 2016, the FASB issued ASU No. 2016-13, “Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”), which adds an impairment model (known as the current expected credit loss (“CECL”) model) that is based on expected losses rather than incurred losses. Under the new guidance, an entity recognizes as an allowance its estimate of expected credit losses, which the FASB believes will result in more timely recognition of such losses. The ASU is also intended to reduce the complexity by decreasing the number of credit impairment models that entities use to account for debt instruments. ASU 2016-03, along with its subsequent clarifications, was effective for public companies beginning after December 15, 2019 and is effective for nonpublic companies for fiscal years beginning after December 15, 2021. The Company is evaluating the new guidance and the expected effect on its consolidated financial statements and related disclosures.

In August 2018, the FASB issued ASU No. 2018-14, “Compensation—Retirement Benefits—Defined Benefit Plans—General (Topic 715-20): Disclosure Framework—Changes to the Disclosure Requirements for Defined Benefit Plans” (“ASU 2018-14”), which modifies the disclosure requirements for defined benefit pension plans and other postretirement plans. ASU 2018-14 should be applied on a retrospective transition basis,

ALLEGRO MICROSYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

and it is effective for public companies beginning after December 15, 2020 and for nonpublic companies beginning after December 15, 2021. The Company is evaluating the new guidance and the expected effect on its consolidated financial statements and related disclosures.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (“ASU 2018-13”), which modifies the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement, regarding transfers between levels of financial instruments, amounts of unrealized gains and losses included in other comprehensive (loss) income for Level 3 fair value measurements and the information used to determine the fair value of Level 3 fair value measurements. The standard is effective for both public and nonpublic companies, for annual periods beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted. The Company is currently assessing the potential impact that the adoption of ASU 2018-13 will have on its consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes” (“ASU 2019-12”). ASU 2019-12 simplifies the accounting for income taxes by removing certain exceptions for intraperiod tax allocations and deferred tax liabilities for equity method investments and adds guidance on whether a step-up in tax basis of goodwill relates to a business combination or a separate transaction. This ASU is effective for fiscal years beginning after December 15, 2020 for public companies and for fiscal years beginning after December 15, 2021 for nonpublic companies, with early adoption permitted. The Company is evaluating the new guidance and the expected effect on its consolidated financial statements and related disclosures.

In January 2020, the FASB issued ASU No. 2020-01 Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) (“ASU 2020-01”), which addresses accounting for the transition into and out of the equity method and provides clarification of the interaction of rules for equity securities, the equity method of accounting, and forward contracts and purchase options on certain types of securities. The standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020 for public companies and beginning after December 15, 2021 for nonpublic entities with early adoption permitted. The Company is currently assessing the potential impact that the adoption of ASU 2020-01 will have on its consolidated financial statements.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting (“ASU 2020-04”) to provide temporary optional expedients and exceptions to the contract modifications, hedge relationships, and other transactions affected by reference rate reform if certain criteria are met. This ASU, which was effective for all entities upon issuance on March 12, 2020, and may be applied through December 31, 2022, is applicable to all contracts and hedging relationships that reference the London Interbank Offered Rate (“LIBOR”) or any other reference rate expected to be discontinued. The Company is still assessing the impact that the adoption of ASU 2020-04 will have on its consolidated financial statements.

3. Revenue from Contracts with Customers

The Company generates revenue from the sale of magnetic sensor integrated circuits (“ICs”), application-specific analog power semiconductors, wafer foundry products and from the sale of Sanken related products. The following table summarizes net sales disaggregated by core end market and application, by product and by geography for the fiscal year ended March 27, 2020. The categorization of net sales by core end market and application is determined using various characteristics of the product and the application into which the

ALLEGRO MICROSYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

Company’s product will be incorporated. The categorization of net sales by geography is determined based on the location the products are being shipped to.

Net sales by core end market and application:

Fiscal Year Ended March 27, 2020
Core end market:
Automotive	$395,277
Industrial	78,399
Other	68,622
Other applications:
Wafer foundry products	72,370
Distribution of Sanken products	35,421

Total net sales	$650,089

Net sales by product:

Fiscal Year Ended March 27, 2020
Power integrated circuits (‘PIC”)	$165,911
Magnetic sensors (“MS”)	376,387
Wafer foundry products	72,370
Distribution of Sanken products	35,421

Total net sales	$650,089

Net sales by geography:

Fiscal Year Ended March 27, 2020
Americas:
United States	$119,139
Other Americas	20,883
EMEA:
Europe	110,126
Asia:
Japan	184,557
Greater China	121,807
South Korea	54,707
Other Asia	38,870

Total net sales	$650,089

The Company recognizes sales net of returns, credits issued, price protection adjustments and stock rotation rights. For the fiscal years ended March 29, 2019 and March 27, 2020, these adjustments were $17,608 and $17,185, respectively and were netted against trade accounts receivables in the consolidated balance sheets.

ALLEGRO MICROSYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

Unsatisfied performance obligations primarily represent contracts for products with future delivery dates. The Company elected to not disclose the amount of unsatisfied performance obligations as these contracts have original expected durations of less than one year.

4. Fair Value Measurements

The following tables present information about the Company’s financial assets and liabilities as of March 29, 2019 and March 27, 2020 measured at fair value on a recurring basis and indicate the level of the fair value hierarchy utilized to determine such fair values:

	Fair Value Measurements as of March 29, 2019 Using:
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents:
Money market fund deposits	$41,581	$—	$—	$41,581
Restricted cash:
Money market fund deposits	3,514	—	—	3,514

Total assets	$45,095	$—	$—	$45,095

During fiscal year 2019, the Company recorded assets related to its planned sale of the Worcester Facility as held for sale. The assets were measured at fair value on a non-recurring basis totaling $3,795 as of March 29, 2019.

	Fair Value Measurements as of March 27, 2020 Using:
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents:
Money market fund deposits	$46,337	$—	$—	$46,337
Restricted cash:
Money market fund deposits	5,385	—	—	5,385

Total assets	$51,722	$—	$—	$51,722

Assets and liabilities measured at fair value on a recurring basis also consists of marketable securities, unit investment trust fund, loans, bonds, stock and other investments which are the Company’s defined benefit plan assets. Fair value information for those assets and liabilities, including their classification in the fair value hierarchy, is included in Note 14, “Retirement Plans”.

During the fiscal years ended March 29, 2019 and March 27, 2020, there were no transfers between Level 1, Level 2 and Level 3.

ALLEGRO MICROSYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

5. Trade Accounts Receivable, net

Trade accounts receivable, net consisted of the following:

	March 29, 2019	March 27, 2020
Trade accounts receivable	$101,343	$107,223
Less:
Allowance for doubtful accounts	(412)	(288)
Returns and sales allowances	(17,608)	(17,185)
Related party trade accounts receivable	(6,879)	(30,293)

Total	$76,444	$59,457

Changes in the Company’s allowance for doubtful accounts and returns and sales allowances were as follows:

Description	Allowance for Doubtful Accounts	Returns and Sales Allowances	Total
Balance at March 30, 2018	$303	$25,977	$26,280
Charged to costs and expenses or sales	495	113,250	113,745
Write-offs, net of recoveries or reductions charged to income	(386)	(121,620)	(122,006)

Balance at March 29, 2019	412	17,607	18,019
Charged to costs and expenses or sales	262	118,719	118,981
Write-offs, net of recoveries or reductions charged to income	(386)	(119,142)	(119,528)

Balance at March 27, 2020	$288	$17,185	$17,473

6. Inventories

Inventories include material, labor and overhead and consisted of the following:

	March 29, 2019	March 27, 2020
Raw materials and supplies	$12,688	$12,411
Work in process	83,750	87,606
Finished goods	30,167	24,659
Finished goods—consigned	4,312	2,551

Total	$130,917	$127,227

The Company recorded inventory provisions totaling $3,660 and $3,345 for the fiscal years ended March 29, 2019 and March 27, 2020, respectively.

ALLEGRO MICROSYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

7. Property, Plant and Equipment, net

Property, plant and equipment, net is stated at cost, and consisted of the following:

	March 29, 2019	March 27, 2020
Land	$27,675	$27,898
Buildings, building improvements and leasehold improvements	150,223	150,402
Machinery and equipment	685,268	694,215
Office equipment	10,237	7,517
Construction in progress	32,543	27,919

	905,946	907,951
Less: accumulated depreciation	(558,542)	(575,621)

Total	$347,404	$332,330

The Company retired $14,959 and $9,418 of fully depreciated assets during fiscal years ended March 29, 2019 and March 27, 2020, respectively. Total depreciation expense was $58,333 and $62,118 for the fiscal years ended March 29, 2019 and March 27, 2020, respectively.

Long-lived assets include property, plant and equipment and related deposits on such assets, and capitalized tooling costs. The geographic locations of the Company’s long-lived assets, net, based on physical location of the assets, as of March 29, 2019 and March 27, 2020 were as follows:

	March 29, 2019	March 27, 2020
United States	$151,221	$152,536
Philippines	109,485	106,618
Thailand	72,468	62,380
Other	15,449	12,112

Total	$348,623	$333,646

Amortization expense related to prepaid tooling, which is included in selling, general and administrative expense was $205 and $125 for the fiscal years ended March 29, 2019 and March 27, 2020, respectively.

8. Goodwill and Intangible Assets

The table below summarizes the changes in the carrying amount of goodwill as follows:

	Fiscal Year Ended
	March 29, 2019	March 27, 2020
Beginning balance	$1,467	$1,336
Foreign currency translation	(131)	(51)

Ending balance	$1,336	$1,285

ALLEGRO MICROSYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

Intangible assets, net is as follows:

	March 29, 2019
Description	Gross	Accumulated Amortization	Net Carrying Amount	Weighted- Average Lives
Patents	$24,986	$8,035	$16,951	10 years
Customer relationships	5,205	4,946	259	9 years
Process technology	1,650	1,650	—
Trademarks	563	58	505
Other	32	32	—

Total	$32,436	$14,721	$17,715

	March 27, 2020
Description	Gross	Accumulated Amortization	Net Carrying Amount	Weighted- Average Lives
Patents	$29,115	$9,834	$19,281	10 years
Customer relationships	5,462	5,335	127	9 years
Process technology	1,650	1,650	—
Trademarks	608	58	550
Other	32	32	—

Total	$36,867	$16,909	$19,958

Intangible assets amortization expense was $1,417 and $1,805 for the fiscal years ended March 29, 2019 and March 27, 2020, respectively. The majority of the Company’s intangible assets are related to patents as noted above. The Company capitalizes external legal costs incurred in the defense of its patents when it believes that a significant, discernible increase in value will result from the defense and a successful outcome of the legal action is probable. When the Company capitalizes patent defense costs it amortizes these costs over the remaining estimated useful life of the patent, which is generally ten years. There were no such costs capitalized during either of the fiscal years ending on March 29, 2019 or March 27, 2020.

As of March 27, 2020, annual amortization expense of intangible assets for the next five fiscal years is expected to be as follows:

Fiscal Year	Amortization Expense
2021	$2,391
2022	2,145
2023	1,881
2024	1,695
2025	1,410
Thereafter	10,436

Total	$19,958

ALLEGRO MICROSYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

9. Other Assets

The composition of Other assets, net is as follows:

	March 29, 2019	March 27, 2020
VAT receivables long-term, net	$6,171	$3,039
Deposits	2,428	2,399
Prepaid contracts long-term	2,767	1,282
Other	2,216	2,090

Total	$13,582	$8,810

10. Accrued Expenses and Other Current Liabilities

The composition of Accrued expenses and other current liabilities is as follows:

	March 29, 2019	March 27, 2020
Accrued management incentive (LTIP)	$17,115	$11,488
Accrued management incentive (non-LTIP)	15,002	6,273
Accrued salaries and wages	9,851	12,069
Accrued vacation	7,577	7,146
Accrued severance	1,292	6,065
Accrued professional fees	1,857	4,036
Accrued income taxes	1,656	3,408
Accrued utilities	1,243	1,114
Accrued escrow	1,433	—
Other current liabilities	4,706	5,256

Total	$61,732	$56,855

ALLEGRO MICROSYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

11. Management Long-Term Incentive Plan

On August 28, 2015 the Company’s Board of Directors approved a Long-Term Cash Incentive Plan (“LTIP”) for certain employees. Under the LTIP, employees receive cash payments upon achievement of certain performance metrics determined based on a three-year rolling performance period. The Company had executed individual agreements with employees to pay certain incentives upon achievement of the plan conditions at the end of each three-year performance period. The accrual activity, payments, and balances related to the LTIP are as follows:

	Current Liabilities	Long-Term Liabilities
Balance as of March 30, 2018	$9,390	$16,118
Reclassification	11,773	(11,773)
Payments	(9,887)	—
Accruals	5,839	6,759

Balance as of March 29, 2019	17,115	11,104
Reclassification	9,707	(9,706)
Payments	(17,836)	—
Accruals	2,502	1,041

Balance as of March 27, 2020	$11,488	$2,439

The current and long-term portion of the liabilities associated with the LTIP is included within accrued expenses and other current liabilities and other long-term liabilities in the Company’s consolidated balance sheets, respectively.

12. Bank Lines of Credit

On January 22, 2019, the Company, through its subsidiaries, entered into a line-of-credit agreement, with a financial institution, that provides for a maximum borrowing capacity of $25,000. The line-of credit bears interest at LIBOR on the day of the advance plus a 0.4% spread payable upon maturity of the draws and expires on January 22, 2021. As of March 29, 2019, there were no borrowings under the line-of-credit. During fiscal year 2020, the Company borrowed $25,000 under the line-of-credit. As of March 27, 2020, the Company had $25,000 outstanding balance under the line-of-credit agreement maturing on June 19, 2020 at an interest rate of 1.7%. The line of credit is secured, for one-year period, by a non-refundable fee of $25 that was paid to the financial institution.

On March 27, 2006, the Company, through its subsidiaries, entered into a line-of-credit agreement, with a financial institution, that provides for a maximum borrowing capacity of $10,000. The line-of-credit bears interest at LIBOR on the day of the advance plus 1.0% spread payable upon maturity of the draws and is guaranteed by Sanken. Under the terms of the line-of-credit agreement, the principal is due at various times during fiscal year 2021. As of March 29, 2019, there were no borrowings under the line-of-credit. During fiscal year 2020, the Company borrowed $10,000 under the line of credit. As of March 27, 2020, the Company had $10,000 outstanding balance under the line-of-credit agreement maturing on September 16, 2020, at an interest rate of 2.5%.

On December 5, 2001, the Company, through its subsidiaries, entered into a line-of-credit agreement with a financial institution that provides for a maximum borrowing capacity of $8,000. On March 18, 2020, the

ALLEGRO MICROSYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

Company borrowed $8,000 under the line-of-credit. As of March 27, 2020, the Company had $8,000 outstanding balance under the line-of-credit agreement maturing on June 18, 2020 at an interest rate of 1.9%.

On November 26, 2019, the Company, through its subsidiaries, entered into a line-of-credit agreement with a financial institution that provides for a maximum borrowing capacity of 60,000 Philippine pesos (approximately $1,175) at the bank’s prevailing interest rate, which was approximately 7.3% and 4.6% at March 29, 2019 and March 27, 2020, respectively. The line-of credit expires on August 31, 2020. There were no borrowings outstanding under this line-of-credit as of March 29, 2019 or March 27, 2020.

On November 20, 2019, the Company, through its subsidiaries, entered into a line-of-credit agreement with a financial institution that provides for a maximum capacity of 75,000 Philippine pesos (approximately $1,469) at the bank’s prevailing interest rate, which was approximately 7.3% and 4.6% at March 29, 2019 and March 27, 2020, respectively. The line-of credit expires on June 30, 2020. There were no borrowings outstanding under this line-of-credit as of March 29, 2019 or March 27, 2020.

Given the continued uncertainty surrounding COVID-19, during the month of March 2020, the Company executed a $43,000 drawdown of the majority of its remaining available lines-of-credit under its existing agreements, as noted above. The Company took this action as a precautionary measure to increase its cash position and help maintain financial flexibility. The proceeds from the drawdown will be available to be used for working capital, general corporate or other purposes during the COVID-19 crisis into fiscal year 2021. All of the $43,000 of bank lines-of-credit was classified as short-term as of March 27, 2020.

13. Other Long-Term Liabilities

The composition of Other long-term liabilities is as follows:

	March 29, 2019	March 27, 2020
Accrued management incentive (LTIP)	$11,104	$2,439
Accrued management incentive (non-LTIP)	1,408	2,304
Accrued retirement	6,830	8,005
Provision for uncertain tax positions (net)	6,424	2,855
Other	275	275

Total	$26,041	$15,878

14. Retirement Plans

The Company recognizes the funded status of its defined benefit pension plans in its consolidated balance sheets with a corresponding adjustment to accumulated other comprehensive income (“AOCI”), net of tax. These amounts will continue to be recognized as a component of future net periodic benefit cost consistent with the Company’s past practice. Further, actuarial gains and losses and prior service costs that arise in future periods and are not recognized as net periodic benefit costs in the same periods will be recognized as a component of other comprehensive income. Those amounts will also be recognized as a component of future net periodic benefit costs consistent with the Company’s past practice. The Company uses a measurement date for its defined benefit pension plans and other postretirement benefit plans that is equivalent to its fiscal year-end.

ALLEGRO MICROSYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

Plan Descriptions

Non-U.S. Defined Benefit Plan

The Company, through one of its subsidiaries, has a defined benefit pension plan, which is a noncontributory plan that covers substantially all employees of the respective subsidiary. The plan’s assets are invested in common trust funds, bonds and other debt instruments and stocks.

Effect on the Consolidated Balance Sheets and Statements of Income

Expense related to the non-U.S. defined benefit plan was as follows:

	Fiscal Years Ended
	March 29, 2019	March 27, 2020
Service cost	$800	$961
Interest cost	612	674
Expected return on plan assets	(325)	(331)
Net acquired/transferred obligation	37	—
Amortization of net transition asset	(14)	(14)
Amortization of prior service cost	9	8
Actuarial loss	101	96

Net periodic pension expense	$1,220	$1,394

Changes in the benefit obligations and plan assets for the non-U.S. defined benefit plan were as follows:

	Fiscal Years Ended
	March 29, 2019	March 27, 2020
Obligation and funded status of plan:
Benefit obligation at beginning of year	$9,950	$10,840
Service cost	800	961
Interest cost	612	674
Acquisitions/transferred employees	37	—
Benefits paid	(474)	(938)
Actuarial loss	(19)	690
Foreign currency exchange rate changes	(66)	368

Benefit obligation at end of year	$10,840	$12,595

Change in plan assets:
Fair value of plan assets at beginning of year	$5,350	$5,171
Actual return on plan assets	2	434
Employer contributions	453	932
Benefits paid	(595)	(1,130)
Foreign currency exchange rate changes	(39)	172

Fair value of plan assets at end of year	$5,171	$5,579

Underfunded status at end of year	$(5,669)	$(7,016)

ALLEGRO MICROSYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

The underfunded plan amounts are recognized as a component of other long-term liabilities in the consolidated balance sheets.

The following table presents the obligations and asset information for the non-U.S. defined benefit plan that has a projected benefit obligation in excess of plan assets:

	March 29, 2019	March 27, 2020
Projected benefit obligations	$10,840	$12,595
Plan assets	5,171	5,579
Accumulated benefit obligations	6,833	7,818

The amounts recorded in AOCI for the non-U.S. defined benefit plan for the fiscal years ended March 29, 2019 and March 27, 2020, are further detailed below:

	Net Transition Obligation (Asset)	Net Actuarial Loss	Prior Service Costs	Total
Balance, March 30, 2018, net of tax	$(20)	$1,485	$17	$1,482
2019 change in AOCI for non-U.S. defined benefit plan	127	825	(1)	951

Amounts in AOCI before tax	107	2,310	16	2,433
Less tax expense	32	693	5	730

Balance, March 29, 2019, net of tax	$75	$1,617	$11	$1,703
2020 change in AOCI for non-U.S. defined benefit plan	244	1,264	(3)	1,505

Amounts in AOCI before tax	319	2,881	8	3,208
Less tax expense	95	864	3	962

Balance, March 27, 2020, net of tax	$224	$2,017	$5	$2,246

There is no actuarial net gain or loss included in AOCI as of March 27, 2020 that is expected to be amortized into net periodic benefit cost over the next fiscal year.

As of March 27, 2020, the Company does not expect a return of plan assets to the Company during the next 12 months.

Assumptions and Investment Policies

Weighted-Average Assumptions Used to Determine Projected Benefit Obligation

	March 29, 2019	March 27, 2020
Non-U.S. assumed discount rate	6.41%	4.98%
Non-U.S. rate of compensation increase	5.00%	5.00%

ALLEGRO MICROSYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

Weighted-Average Assumptions Used to Determine Net Periodic Benefit Cost

	March 29, 2019	March 27, 2020
Non-U.S. assumed discount rate	6.41%	4.98%
Non-U.S. expected long-term return on plan assets	6.00%	5.20%
Non-U.S. rate of compensation increase	5.00%	5.00%

Assumptions for expected long-term rate of return on plan assets are based upon actual historical returns, future expectations of returns for each asset class and the effect of periodic target asset allocation rebalancing. The results are adjusted for the payment of reasonable expenses of the plan from plan assets. The historical long-term return on the plan’s assets exceeded the selected rates, and the Company believes these assumptions are appropriate based upon the mix of the investments and the long-term nature of the plan’s investments.

Information on Plan Assets

The table below sets forth the fair value of the entity’s plan assets as of March 29, 2019 and March 27, 2020, using the same three-level hierarchy of fair value inputs described in Note 1, “Nature of the Business and Basis of Presentation”:

	Fair Value at March 29, 2019	Level 1	Level 2	Level 3
Assets of non-U.S. defined benefit plan:
Government securities	$805	$805	$—	$—
Unit investment trust fund	747	—	747	—
Loans	760	—	—	760
Bonds	1,160	—	1,160	—
Stocks and other investments	1,699	1,345	1	353

Total	$5,171	$2,150	$1,908	$1,113

	Fair Value at March 27, 2020	Level 1	Level 2	Level 3
Assets of non-U.S. defined benefit plan:
Government securities	$1,260	$1,260	$—	$—
Unit investment trust fund	897	—	897	—
Loans	756	—	—	756
Bonds	1,094	—	1,094	—
Stocks and other investments	1,572	1,207	1	364

Total	$5,579	$2,467	$1,992	$1,120

ALLEGRO MICROSYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

The following table shows the change in fair value of Level 3 plan assets for the fiscal year ended March 29, 2019 and March 27, 2020:

	Level 3 Non-U.S. Defined Plan Assets
	Loans	Stocks
Balance at March 30, 2018	$600	$355
Additions during the year	489	—
Redemptions during the year	(324)	—
Change in foreign currency exchange rates	(5)	(2)

Balance at March 29, 2019	$760	$353
Additions during the year	271	—
Redemptions during the year	(300)	—
Change in foreign currency exchange rates	25	11

Balance at March 27, 2020	$756	$364

The investments in the Company’s major benefit plans largely consist of low-cost, broad-market index funds to mitigate risks of concentration within the market sectors. In recent years, the Company’s investment policy has shifted toward a closer matching of the interest-rate sensitivity of the plan assets and liabilities. The appropriate mix of equity and bond investments is determined primarily through the use of detailed asset-liability modeling studies that look to balance the impact of changes in the discount rate against the need to provide asset growth to cover future service cost. The Company has added a greater proportion of fixed income securities with return characteristics that are more closely aligned with changes in liabilities caused by discount rate volatility. There are no significant restrictions on the amount or nature of the investments that may be acquired or held by the plans.

Cash Flows

During fiscal year 2020, the Company contributed approximately $943 to its non-U.S. pension plan. The Company expects to contribute approximately $943 to its non-U.S. pension plan in fiscal year 2021.

Estimated Future Benefit Payments

The following table projects the benefits expected to be paid to participants from the plans in each of the following fiscal years. The majority of the payments will be paid from plan assets, not company assets.

Pension Benefits
2021	$1,044
2022	1,194
2023	1,138
2024	849
2025	1,024
Thereafter	6,041

Total	$11,290

ALLEGRO MICROSYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

Other Defined Benefit Plan

In December 1993, the Company commenced with a rollover pension promise agreement (“Pension Promise”) to offer a then European employee an insured annuity upon their retirement at age 65. The employee was the only eligible participant of the Pension Promise. The impact associated with the expense and related other income with the Pension Promise was insignificant in fiscal years 2019 and 2020, respectively. The total values of the Pension Promise in the amounts of 866 and 903 British Pounds Sterling (“GBP”) at March 29, 2019 and March 27, 2020, respectively (approximately $975 and $978 at March 29, 2019 and March 27, 2020, respectively), were included within other in other assets, net and accrued retirements were included within other long-term liabilities in the Company’s consolidated balance sheets.

Defined Contribution Plan

Certain of the Company’s U.S. employees may contribute up to 50% of their pretax compensation to a defined contribution plan, subject to certain limitations. The Company may match, at its discretion, 100% of the participants’ pretax contributions, up to a maximum of 5% of their eligible compensation. Matching contributions totaled approximately $4,019 and $3,792 for fiscal years 2019 and 2020, respectively.

The Company, through its subsidiary, Allegro MicroSystems Europe, Ltd. (“Allegro Europe”), also has a defined contribution plan covering substantially all employees of Allegro Europe. Contributions to the plan by the Company totaled approximately $451 and $372 for fiscal years 2019 and 2020, respectively.

The Company has a 401(k) plan that covers certain employees meeting specific service and age requirements. Employees are eligible to participate in the plan upon hire when the service and age requirements are met. Employees may contribute up to 35% of their compensation, subject to the maximum contribution allowed by the Internal Revenue Service. All employees are 100% vested in their contributions at the time of plan entry. As of January 1, 2008, and until January 1, 2015, the Company adopted and used a Safe Harbor provision, whereby the Company contributed 3% of compensation each pay period for all eligible employees meeting the Safe Harbor criteria. As of January 1, 2015, the Company may match, at its discretion, 100% of the employee’s contribution, up to a maximum of 5% of their eligible compensation. The Company’s matching contributions in fiscal years 2019 and 2020 were approximately $1,921 and $1,828, respectively.

15. Commitments and Contingencies

Operating Leases

The Company, through its subsidiaries, leases certain real estate property and equipment under operating lease agreements that expire at various dates between one and seven years. The leases generally require the Company to pay for utilities, insurance, taxes and maintenance. Some leases contain escalation clauses, renewal options and purchase options.

Future minimum lease payments for noncancelable operating leases as of March 27, 2020 are as follows:

2021	$2,426
2022	2,182
2023	2,030
2024	1,879
2025	1,565
Thereafter	4,923

Total	$15,005

ALLEGRO MICROSYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

Rent expense was $5,022 and $5,456 for the fiscal years ended March 29, 2019 and March 27, 2020, respectively.

The Company enters into noncancelable contractual obligations with suppliers related to the purchase of certain inventory components, equipment and other services that require minimum firm purchase commitments.

Future minimum payments under purchase obligations with suppliers as of March 27, 2020 are as follows:

2021	$67,946
2022	3,039
2023	1,814
2024	62
2025	62
Thereafter	—

Total	$72,923

Insurance

The Company, through its subsidiaries, utilizes self-insured employee health programs for employees in the United States. The Company records estimated liabilities for its self-insured health programs based on information provided by the third-party plan administrators, historical claims experience and expected costs of claims incurred but not reported. The Company monitors its estimated liabilities on a quarterly basis. As facts change, it may become necessary to make adjustments that could be material to the Company’s consolidated financial position and results of operations. Accrued liability related to self-insurance was $1,808 and $1,841 as of March 29, 2019 and March 27, 2020, respectively and it was included in accrued expenses and other current liabilities in the Company’s consolidated balance sheets.

Legal proceedings

The Company is subject to various legal proceedings and claims, the outcomes of which are subject to significant uncertainty. The Company records an accrual for legal contingencies when it is determined that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In making such determinations, the Company evaluates, among other things, the degree of probability of an unfavorable outcome and, when it is probable that a liability has been incurred, and the ability to make a reasonable estimate of the loss. If the occurrence of liability is probable, the Company will disclose the nature of the contingency, and if estimable, will provide the likely amount of such loss or range of loss. Furthermore, the Company does not believe there are any matters that could have a material adverse effect on financial position, results of operations or cash flows.

Indemnification

From time to time, the Company has agreed to indemnify and hold harmless certain customers for potential allegations of infringement of intellectual property rights and patents arising from the use of its products. To date, the Company has not incurred any costs in connection with such indemnification arrangements; therefore, there was no accrual of such amounts as of March 29, 2019 or March 27, 2020.

ALLEGRO MICROSYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

Environmental Matters

The Company establishes accrued liabilities for environmental matters when it is probable that a liability has been incurred, and the amount of the liability can be reasonably estimated. If the contingency is resolved for an amount greater or less than the accrual, or the Company’s share of the contingency increases or decreases or other assumptions relevant to the development of the estimate were to change, the Company would recognize an additional expense or benefit during the period such determination was made. No environmental accruals were established as of March 29, 2019 and March 27, 2020.

16. Net Income per Share and Unaudited Pro Forma Net Income per Share

Net Income per Share

The following table sets forth the computation of basic and diluted net income per share attributable to Allegro MicroSystems, Inc.:

	Fiscal Years Ended
	March 29, 2019	March 27, 2020
Net income attributable to Allegro MicroSystems, Inc.	$84,724	$36,971
Net income attributable to common stockholders	84,841	37,105

Weighted average basic and diluted common shares	10,000,000	10,000,000

Net income per share attributable to Allegro MicroSystems, Inc.—basic and diluted	$8.47	$3.70

Net income per share attributable to Allegro MicroSystems, Inc. and non-controlling interest—basic and diluted	$8.48	$3.71

As described in Note 17, “Common Stock and Stock-Based Compensation”, holders of shares of Class A common stock are entitled to a priority dividend of 8%. After holders of shares of Class A common stock receive an annualized return on capital of 8%, distributions of the remaining value are split between holders of shares of Class A common stock and Class L common stock based on the achievement of certain return targets. In determining income to the Class A common stock stockholders for computing basic and diluted earnings per share for the fiscal years ended March 29, 2019 and March 27, 2020, the Company did not allocate income to the Class L common stock because such classes of common stock would not have shared in the distribution had all of the income for the periods been distributed. Accordingly, earnings per share calculations were provided only for the Class A common stock.

Unaudited Pro Forma Net Income per Share

Unaudited pro forma basic and diluted net income per share attributable to Allegro MicroSystems, Inc. for the fiscal year ended March 27, 2020 have been prepared to give effect to the Common Stock Conversion and the Common Stock Repurchases.

ALLEGRO MICROSYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

Unaudited pro forma basic and diluted net income per share attributable to Allegro MicroSystems, Inc. was calculated as follows:

Fiscal Year Ended March 27, 2020 (unaudited)
Numerator:
Net income, as reported	$36,971

Interest expense on the remainder of the Term Loan Facility used to fund the dividend	873
Pro forma net income	36,098

Denominator:
Weighted-average shares used to compute net income (loss) per share attributable to common stockholders, basic	10,000,000
Pro forma adjustments to reflect the Common Stock Conversion	156,499,960
Pro forma adjustments to reflect the Common Stock Repurchases	(2,068,234)
Total shares sold in the IPO as their proceeds were required to pay the dividend in excess of current year earnings and the portion funded by the Term Loan Facility that remains unpaid after the IPO	25,000,000
Total	189,431,726
Pro forma net income per share attributable to common stockholders	$0.19

17. Common Stock and Stock-Based Compensation

The Company has two classes of common stock, Class A common stock and Class L common stock. The Company’s Board of Directors authorized 12,500,000 shares of Class A common stock at par value of $0.01, out of which the Company issued 6,720,000 to Sanken in exchange for its previous common shares. The previous single class of common stock was retired in full. The Company sold 2,880,000 of newly-issued shares of Class A common stock, representing a 28.8% ownership interest, to OEP for cash consideration of $291,000. The stock issuance proceeds were recorded net of $9,260 of related transaction costs. The Company’s Board of Directors authorized 1,000,000 shares of Class L common stock at a par value of $0.01.

Both Class A and Class L common stock are entitled to dividends, when, and if declared by the Board of Directors. Holders of shares of Class A common stock are entitled to a priority dividend of 8%. After holders of shares of Class A common stock receive an annualized return on capital of 8%, distributions of the remaining value are split between holders of shares of Class A common stock and Class L common stock based on the achievement of certain return targets.

Each outstanding share of Class A common stock entitles the holder to one vote on each matter submitted to a vote of the stockholders of the Company, including the election of the Board of Directors. Holders of Class L common stock are not entitled to vote.

ALLEGRO MICROSYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

In the event of voluntary or involuntary liquidation, dissolution or winding-up of the Company, any amounts available for distribution by the Company will be paid to the holders of Class A common stock and Class L common stock, as if such distribution were a dividend paid, factoring in the priorities as described above.

Upon the earliest of (i) an initial public offering; (ii) change of control; (iii) the date OEP and its affiliates cease to own any shares of capital stock of the Company; or (iv) at the election of the Board of Directors, any merger transaction involving the Company or its subsidiaries, each outstanding share of Class L common stock will convert into Class A common stock.

Also, in connection with the OEP transaction, the Company granted 400,000 of unvested Class A shares and 597,400 of unvested Class L shares to certain Company employees. The Class A shares vest to the grantees over a service period of 60 months. However, they remain subject to the Company’s repurchase right at par value in the event that either (i) a change in control has not occurred or (ii) the Company has not consummated an IPO by the seventh anniversary of the OEP transaction. As of March 27, 2020, the Company was not able to determine whether such a change in control or IPO is probable and therefore no amount of stock-based compensation was recognized for the unvested Class A shares. If such a change in control or IPO occurs, the unvested Class A shares will immediately become vested and the Company will recognize $40,440 of one-time stock-based compensation (400,000 shares to management at $101.10 per share) at that time.

The Class L unvested shares vest on a straight-line basis over a service period of four years. Class L unvested shares have no other vesting conditions. If an IPO occurs, 25% of the unvested awards will accelerate vesting if 25% or more of the awards are unvested at the time of the IPO. If a change in control occurs, 100% of the then unvested awards will accelerate vesting.

The following table summarizes the Class A common stock awards activity for the fiscal years ended as follows:

	Number of Shares	Weighted-Average Grant-Date Fair Value	Weighted-Average Remaining Contractual Life	Aggregate Intrinsic Value
			(In years)	(In thousands)
Outstanding—March 29, 2019	400,000	$101.10	5.52	$40,440

Outstanding—March 27, 2020	400,000	$101.10	4.52	$40,440

Unvested—March 27, 2020	400,000	$101.10	4.52	$40,440

There were no Class A common stock awards granted, vested, cancelled or forfeited during fiscal year 2020.

ALLEGRO MICROSYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

The following table summarizes the Class L common stock awards activity since March 29, 2019:

	Number of Shares	Weighted-Average Grant-Date Fair Value	Weighted-Average Remaining Contractual Life	Aggregate Intrinsic Value
			(In years)	(In thousands)
Outstanding—March 29, 2019	607,620	10.62	2.54	$6,454
Granted	30,300	26.93
Canceled	(15,450)	10.03

Outstanding—March 27, 2020	622,470	$11.43	1.62	$7,115

Unvested—March 27, 2020	321,840	$11.67	1.72	$3,757

The unrecognized compensation expense related to unvested Class L common stock awards as of March 27, 2020 was $2,970 which is expected to be recognized over a weighted-average period of 1.62 years. The difference between the aggregate intrinsic value and compensation cost is the result of foreign restrictions that require the award recipients to pay for such grants and therefore the Company will not take stock-based compensation on these awards. As of March 27, 2020, the total number of awards subject to this restriction was 26,220.

The Company recorded stock-based compensation expense in the following expense categories of its consolidated statements of income:

	Fiscal Years Ended
	March 29, 2019	March 27, 2020
Cost of sales	$181	$183
Research and development	74	87
Selling, general and administrative	1,186	1,165

Total stock-based compensation	$1,441	$1,435

18. Income Taxes

On December 22, 2017 the TCJA legislation was enacted. The TCJA contains significant changes to U.S. tax law, including lowering the U.S. corporate income tax rate to 21%, implementing a territorial tax system and imposing a one-time tax on deemed repatriated earnings of foreign subsidiaries (Section 965), generally eliminating U.S. federal income taxes on dividends from foreign subsidiaries, providing a benefit for Foreign Derived Intangible Income (“FDII”), increasing U.S. taxable income to include all income earned by foreign subsidiaries in excess of ten percent of the fixed assets in those entities which is defined as Global Intangible Low-taxed Income (“GILTI”), providing a minimum tax on “base erosion payments” (“BEAT”), interest expense limitations, and providing for bonus depreciation that will allow for full expensing of qualified property. For the fiscal years ending March 29, 2019 and March 27, 2020, the Company’s statutory income tax rate was 21.0%.

The Company’s accounting for the transition tax and remeasurement of deferred assets and liabilities is complete. The impact of other provisions of the TCJA that were effective for the Company’s fiscal year 2019 are included in the Company’s effective tax rate for fiscal year 2019 and 2020. The fiscal years 2019 and 2020 tax benefit for FDII was $3,010 and $1,188, respectively. The fiscal year 2019 and 2020 tax expense related to GILTI was $53 and $86 after applicable foreign tax credits, respectively. The Company incurred $1,694 of tax expense related to BEAT for fiscal year 2020. The Company has established an accounting policy election to provide for the tax expense related to GILTI in the year the tax is incurred as a period expense.

ALLEGRO MICROSYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

The components of income before income taxes include the following:

	Fiscal Years Ended
	March 29, 2019	March 27, 2020
Income before provision for incomes attributable to:
Domestic operations	$80,924	$34,425
Foreign operations	18,518	18,853

Total	$99,442	$53,278

Significant components of the provision (benefit) for income tax are as follows:

	Fiscal Years Ended
	March 29, 2019	March 27, 2020
Current:
Federal	$6,384	$15,146
State	976	1,468
Foreign	5,225	4,468

Total current	12,585	21,082

Deferred:
Federal	2,956	(4,431)
State	199	18
Foreign	(1,140)	(496)

Total deferred	2,015	(4,909)

Total income tax provision	$14,601	$16,173

The reconciliation of income taxes computed at the U.S. federal statutory tax rate to total income taxes is as follows:

	Fiscal Years Ended
	March 29, 2019	March 27, 2020
Tax provision (benefit) at U.S. statutory rate	$20,882	$11,189
Provision for IRS audit settlement	—	5,491
BEAT	—	1,694
State income taxes, net of federal benefit	790	514
Provision for uncertain tax positions	556	361
Foreign tax rate	194	283
GILTI	53	86
Transition tax	(2,457)	—
Subpart F income, net of credits	158	—
Cumulative provision-to-return	(18)	(186)
FDII	(3,010)	(1,188)
Research and development tax credit	(2,307)	(1,841)
Other	(240)	(230)

Total income tax provision	$14,601	$16,173

ALLEGRO MICROSYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

The Company does not intend to repatriate earnings of its foreign subsidiaries to the U.S. The Company has the ability and intent to permanently reinvest foreign earnings based on expected future U.S. cash flows and specific and measurable plans to use its existing foreign cash to fund its working capital needs, invest in short-term and long-term capital projects, and to make investments and acquisitions. Any deferred tax liability otherwise recordable would not be significant and therefore no deferred tax liability has been established with respect to outside basis difference in its foreign subsidiaries.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	March 29, 2019	March 27, 2020
Deferred income tax assets:
Tax credits	$5,433	$6,600
Net operating loss carryforward	2,597	2,037
Bonuses, commissions and other compensation	6,614	8,793
Inventory and sales related	3,479	6,696
Capitalized transaction costs	441	259
Other accruals and reserves	667	1,879

Gross Deferred income tax assets	19,231	26,264
Valuation allowance for Deferred income tax assets	(3,837)	(4,206)

Total Deferred income tax assets	15,394	22,058

Deferred income tax liabilities:
Fixed assets and intangibles	(12,234)	(14,162)
Stock-based compensation	(853)	$(679)

Total Deferred income tax liabilities	(13,087)	(14,841)

Net Deferred income tax assets	$2,307	$7,217

As of March 27, 2020, the Company has no federal net operating loss carryforwards. The Company’s realizable portion of net operating loss carryforwards and research credits related to the state of Minnesota are $600 and $536, respectively and begin to expire during fiscal year 2022. Additionally, the Company has $3,050 of realizable and refundable research credits in Europe. Net operating losses of $1,500 related to the Company’s Thailand subsidiary and Massachusetts research credits of $2,706 are offset by valuation allowances and are not expected to be realized.

The Company has provided for potential liabilities due in various jurisdictions. Judgment is required in determining the worldwide income tax expense provision. In the ordinary course of global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. Some of these uncertainties arise as a consequence of cost reimbursement arrangements among related entities. Although the Company believes its estimates are reasonable, no assurance can be given that the final tax outcome of these matters will not be different than that which is reflected in the historical income tax provisions and accruals. Such differences could have a material impact on the Company’s income tax provision and operating results in the period in which such determination is made.

ALLEGRO MICROSYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

In assessing the realizability of its deferred tax assets, the Company considered whether it was more likely than not that some portion or all of the deferred tax assets would not be realized. The realization of deferred tax assets depends upon the generation of future taxable income during the periods in which these temporary differences become deductible. The Company has a valuation allowance that fully covers tax credits in the state of Massachusetts as well as Allegro Thailand’s net operating losses that are believed not to be usable by the Company prior to their expiration. These credits and related valuation allowances were approximately $3,837 and $4,206 as of March 29, 2019 and March 27, 2020, respectively.

Although the Company believes its recorded assets and liabilities are reasonable, tax regulations are subject to interpretation and tax litigation is inherently uncertain; therefore, the Company’s assessments can involve both a series of complex judgments about future events, and rely heavily on estimates and assumptions. Although the Company believes that the estimates and assumptions supporting its assessments are reasonable, the final determination of tax audit settlements and any related litigation could be materially different from that which is reflected in historical income tax provisions and recorded assets and liabilities. If the Company were to settle an audit or a matter under litigation, it could have a material effect on the income tax provision, net income or cash flows in the period or periods for which that determination is made.

The Company operates under tax holiday in Thailand, which is effective through fiscal year 2024, and may be extended if certain additional requirements are satisfied. The tax holidays are conditional upon the Company meeting certain production thresholds. The impact of this tax holiday does not have a material impact on net income.

Uncertain Tax Positions

As of March 29, 2019, the Company had $6,246 of gross unrecognized tax benefits, of which $6,194 would impact the effective tax rate, if recognized. As of March 27, 2020, the Company had $2,559 of gross unrecognized tax benefits, of which $2,501 would impact the effective tax rate, if recognized. A reconciliation of unrecognized tax benefits is as follows:

	Fiscal Years Ended
	March 29, 2019	March 27, 2020
Beginning balance	$5,485	$6,264
Gross increases—tax positions in prior period	2,411	4,863
Gross decreases—tax positions in prior period settlement	—	(8,513)
Lapse in statute of limitations	(1,632)	(55)

Balance at end of period	$6,264	$2,559

The Company classifies uncertain tax positions as a current liability, or as a reduction of the amount of a net operating loss carryforward or amount refundable, to the extent that the Company anticipates payment or receipt of cash for income taxes within one year. Likewise, the amount is classified as a long-term liability if the Company anticipates payment or receipt of cash for income taxes during a period beyond one year.

The Company believes that all tax positions are adequately provided for; amounts asserted by tax authorities could be greater or less than the accrued position. Accordingly, the Company’s provisions for federal, state and foreign tax related matters to be recorded in the future might change as revised estimates are made, or the underlying matters are settled or otherwise resolved.

ALLEGRO MICROSYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

The Company’s policy is to classify interest expense and penalties, if any, as components of the income tax provision in the consolidated statements of income. The Company recorded a net decrease of $155 and a net increase in interest and penalties of approximately $841 during fiscal years 2019 and 2020, respectively. As of March 29, 2019 and March 27, 2020, the amount of accrued interest and penalties totaled approximately $231 and $354, respectively.

Examinations by Tax Authorities

The Company, through its subsidiaries, is subject to examination by taxing authorities in the United States, the Philippines, United Kingdom, Thailand, and the states in which the Company does business. The statute of limitations remains open for U.S. federal tax returns for 2017 and the following years. Audit activities related to the U.S. federal tax returns for 2016 and 2017 concluded during fiscal year 2020 resulting in a settlement related to transfer pricing for fiscal years 2016, 2017 and 2018 in the amount of $9,482 including interest. In non-U.S. jurisdictions, the years open to audit represent the years still open under the respective statute of limitations. With respect to the major jurisdictions outside the U.S., the subsidiaries are no longer subject to income tax audits for years before 2014.

Capital Contribution

In connection with the settlement noted above, Sanken, agreed to make a one-time capital contribution in the amount of $9,500 to neutralize the cash impact to the Company. All ownership parties have agreed that this contribution would not result in an incremental ownership percentage change, or increase in shares by Sanken.

19. Related Party Transactions

Transactions Involving Sanken

The Company sells products to, sells products for, and purchases in-process products from Sanken.

Net sales of Company’s products to Sanken totaled $191,372 and $184,557 during the fiscal years ended March 29, 2019 and March 27, 2020, respectively. Trade accounts receivables, net of allowances from Sanken totaled $6,879 and $30,293 as of March 29, 2019 and March 27, 2020, respectively. Other accounts receivable from Sanken totaled $473 and $558 as of March 29, 2019 and March 27, 2020, respectively.

During fiscal years 2019 and 2020, the Company acted as a distributor of Sanken’s products. Net sales of Sanken’s products by the Company to third parties totaled $37,871 and $35,421 during the fiscal years ended March 29, 2019 and March 27, 2020, respectively.

Purchases of various products from Sanken totaled $32,732 and $31,917 for fiscal years ended March 29, 2019 and March 27, 2020, respectively. Accounts payable to Sanken totaled $4,941 and $4,494 as of March 29, 2019 and March 27, 2020, respectively.

Joint Development Agreement (“Development Agreement”)

The Company, through its subsidiary, Polar Semiconductor, Inc. (“PSL”), entered into a Development Agreement with Sanken whereby the Company and Sanken jointly own a specific wafer technology and share the reimbursement of development costs incurred by the Company. Sanken reimbursed $1,440 in both of the fiscal years ended March 29, 2019 and March 27, 2020 respectively, to the Company for costs incurred under this Development Agreement.

ALLEGRO MICROSYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

Bridge Loan to Sanken

In March 2019, the Company entered into a short-term bridge loan to Sanken in the amount of $30,000. The loan bore interest of 2.52% and was repaid in April 2019. No interest income related to the loan to Sanken was recorded during fiscal year 2019. Interest income related to the loan to Sanken was $55 during 2020.

Notes Payable and Lines-of-credit from Sanken

The Company, through its subsidiaries, has related party debt owed to Sanken that includes three notes payable in the aggregate amount of $17,700 and two lines-of-credit agreements in the aggregate amount of $25,000. For both fiscal years 2019 and 2020, the interest rates on the related party debt was reset at the beginning of each calendar quarter to LIBOR on the last trading day of the previous month, plus a 1.0% spread. Related party interest expense consisting of amounts due to Sanken for intercompany notes payable and lines-of-credit for the fiscal years ended March 29, 2019 and March 27, 2020, amounted to $1,666 and $1,444, respectively, and related party interest paid for the same periods amounted to $1,664 and $1,538, respectively.

As of March 29, 2019, the related party notes payable balance was $17,700, with $3,000 classified as current and $14,700 classified as long-term in the consolidated balance sheets. The balance under the related party lines-of-credit agreements was $25,000 at March 29, 2019, with $10,000 classified as current and $15,000 (payment date September 30, 2020) classified as long-term in the consolidated balance sheets.

As of March 27, 2020, the $17,700 notes payable amount was classified as long-term with various maturity dates through March 14, 2025. The lines-of-credit agreements with Sanken of $25,000 were classified as current at March 27, 2020.

The future principal repayments of related party debt as of March 27, 2020 are as follows:

2021	$25,000
2022	5,000
2023	3,000
2024	—
2025	9,700

Total	$42,700

Sublease Agreement

In 2014, the Company, through one of its subsidiaries, entered into a sublease agreement with Sanken pursuant to which it subleases certain office building space in Japan from Sanken. The sublease automatically renews on an annual basis unless either party provides notice to the other party otherwise and can be terminated by either party upon providing six months’ notice. The Company made aggregate payments of approximately $0.2 million to Sanken under the sublease agreement during each of the fiscal years 2019 and 2020, respectively.

Consulting Agreement

The Company entered into a board executive advisor agreement (the “Consulting Agreement”) with Reza Kazerounian in September 2017, before Mr. Kazerounian became a member of the Company’s board of directors, pursuant to which the Company engaged Mr. Kazerounian to serve as executive advisor to the board of directors and the office of Chief Executive Officer. The Consulting Agreement provides for a fee payable to

ALLEGRO MICROSYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

Mr. Kazerounian on a monthly basis in exchange for his services (which fee was reduced from $30 per month to $18.75 per month in connection with Mr. Kazerounian’s appointment to the board of directors in June 2018), as well as a grant of 12,000 shares of the Company’s Class L common stock and a signing bonus of $54 in connection with the execution of the Consulting Agreement. The Consulting Agreement provides that if Mr. Kazerounian is terminated by the board of directors, he will be entitled to a severance payment in the amount of $180 as well as a six-month vesting acceleration of his shares of Class L common stock. The board of directors and Mr. Kazerounian each have the right to terminate the Consulting Agreement at any time. During fiscal years 2019 and 2020, the Company paid aggregate fees of $360 and $494, respectively, to Mr. Kazerounian pursuant to the Consulting Agreement.

Director and Executive Officer Promissory Notes

From time to time, the Company has entered into promissory notes with certain of its directors and executive officers to finance all or a part of the income and employment taxes payable by them in connection with grants of the Company’s Class A common stock and/or Class L common stock. The Company had $506 of promissory notes outstanding as of the end of fiscal 2019 and 2020.

20. Subsequent Events

On November 22, 2019, the Company entered into a purchase and sale agreement for the purchase of Voxtel, Inc., a privately-held technology company located in Beaverton, Oregon that develops, manufactures and supplies photonic and advanced 3D imaging technologies. The total purchase price is expected to be approximately $40,000. The Company expects the acquisition to close in the second quarter of fiscal year 2021, after final regulatory approval. On April 3, 2020, the Company amended its purchase and sale agreement originally entered into, which extends payment terms, primarily due to the potential impact of uncertainties from the COVID-19 pandemic.

On March 28, 2020, the Company entered into an agreement to divest a majority of its ownership interest in PSL to Sanken, in order to better align with its fabless, asset-lite scalable manufacturing strategy. In order to affect this in-kind, non-cash transaction, Sanken contributed the forgiveness of the fair value of the entire related party notes payable of $42,700 owed to Sanken and the Company contributed the forgiveness of the fair value of $15,000 out of the $66,377 total debt owed by PSL to the Company, which was previously eliminated in consolidation. As a result of this divestiture, Sanken holds a 70% majority share in PSL with the Company retaining a 30% minority shareholder interest. In connection with this transaction, the Company entered into a three-year minimum wafer purchase obligation by us to PSL with an average annual value of approximately $40,000. This transaction was executed as part of the Company’s strategy to develop a flexible and efficient manufacturing model that minimizes capital requirements, lowers operating costs, ensures reliability of supply and supports its growth going forward.

On March 28, 2020, in connection with the divestiture described above, the Company also formally terminated its distribution agreement with Sanken to distribute Sanken’s products and entered into a transitional services agreement with PSL, who contracted with Sanken as their new channel for fulfillment of Sanken product sales in North America and Europe. Sanken will continue to provide distribution support for Allegro’s products in Japan.

To maintain financial flexibility the Company extended the repayment date of $33,000 borrowed under two lines-of-credit that were due to mature in June 2020, to December 2020, under the same terms and conditions as the initial agreement. The Company has not used any of the borrowings drawn down at year end.

ALLEGRO MICROSYSTEMS, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except par value and share amounts)

	December 25, 2020 (Unaudited)	March 27, 2020
Assets
Current assets:
Cash and cash equivalents	$157,653	$214,491
Restricted cash	6,520	5,385
Trade accounts receivable, net of allowances for doubtful accounts of $138 and $288 at December 25, 2020 and March 27, 2020, respectively	67,334	59,457
Trade and other accounts receivable due from related party	20,153	30,851
Accounts receivable - other	1,373	1,796
Inventories	94,021	127,227
Prepaid expenses and other current assets	31,476	9,014

Total current assets	378,530	448,221
Property, plant and equipment, net	214,372	332,330
Deferred income tax assets	23,188	7,217
Goodwill	20,249	1,285
Intangible assets, net	36,420	19,958
Equity investment in related party	26,657	—
Other assets, net	12,482	8,810

Total assets	$711,898	$817,821

Liabilities, Non-Controlling Interest and Stockholders’ Equity
Current liabilities:
Trade accounts payable	$20,262	$20,762
Amounts due to related party	2,078	4,494
Accrued expenses and other current liabilities	66,779	56,855
Current portion of related party debt	—	25,000
Bank lines-of-credit	—	43,000

Total current liabilities	89,119	150,111
Obligations due under Senior Secured Credit Facilities	25,000	—
Related party notes payable, less current portion	—	17,700
Other long-term liabilities	20,861	15,878

Total liabilities	134,980	183,689

Commitments and contingencies (Note 16)
Stockholders’ Equity:
Preferred Stock, $0.01 par value; 20,000,000 shares authorized, no shares issued or outstanding at December 25, 2020 and March 27, 2020	—	—
Common stock, $0.01 par value; 1,000,000,000 shares authorized, 189,431,726 shares issued and outstanding at December 25, 2020; no shares authorized, issued or outstanding at March 27, 2020	1,894	—
Class A, $0.01 par value; No shares authorized, issued or outstanding at December 25, 2020; 12,500,000 shares authorized; 10,000,000 shares issued and outstanding at March 27, 2020	—	100
Class L, $0.01 par value; No shares authorized, issued or outstanding at December 25, 2020; 1,000,000 shares authorized; 622,470 shares issued and outstanding at March 27, 2020	—	6
Additional paid-in capital	589,202	458,697
(Accumulated deficit) / retained earnings	(5,094)	194,355
Accumulated other comprehensive loss	(10,171)	(19,976)

Equity attributable to Allegro MicroSystems, Inc.	575,831	633,182
Non-controlling interests	1,087	950

Total stockholders’ equity	576,918	634,132

Total liabilities, non-controlling interest and stockholders’ equity	$711,898	$817,821

The accompanying notes are an integral part of these condensed consolidated financial statements.

ALLEGRO MICROSYSTEMS, INC.

Consolidated Statements of Operations

(in thousands, except share and per share amounts)

(Unaudited)

	Three-Month Period Ended		Nine-Month Period Ended
	December 25, 2020	December 27, 2019	December 25, 2020	December 27, 2019
Net sales	$138,010	$143,267	$343,529	$426,158
Net sales to related party	26,439	16,535	72,570	49,327

Total net sales	164,449	159,802	416,099	475,485
Cost of goods sold	90,024	98,277	224,203	285,967

Gross profit	74,425	61,525	191,896	189,518
Operating expenses:
Research and development	30,999	25,485	80,509	77,565
Selling, general and administrative	67,650	24,909	118,677	78,030

Total operating expenses	98,649	50,394	199,186	155,595

Operating (loss) income	(24,224)	11,131	(7,290)	33,923
Other (expense) income:
Loss on debt extinguishment	(9,055)	—	(9,055)	—
Interest (expense) income, net	(2,598)	10	(1,935)	(60)
Foreign currency transaction (loss) gain	(145)	(560)	(1,331)	2,800
Income in earnings of equity investment	949	—	1,407	—
Other, net	(510)	(81)	(297)	(1,177)

(Loss) income before income tax (benefit) provision	(35,583)	10,500	(18,501)	35,486
Income tax (benefit) provision	(30,523)	1,542	(27,913)	11,710

Net (loss) income	(5,060)	8,958	9,412	23,776
Net income attributable to non-controlling interests	35	32	103	101

Net (loss) income attributable to Allegro MicroSystems, Inc.	$(5,095)	$8,926	$9,309	$23,675

Net (loss) income attributable to Allegro MicroSystems, Inc. per share (Note 17):
Basic	$(0.04)	$0.89	$0.19	$2.37

Diluted	$(0.04)	$0.89	$0.05	$2.37

Weighted average shares outstanding:
Basic	124,363,078	10,000,000	48,121,026	10,000,000

Diluted	124,363,078	10,000,000	171,638,787	10,000,000

Pro forma net income per share attributable to common stockholders (unaudited):
Basic			$0.05
Diluted			$0.05

Weighted average pro forma shares used to compute pro forma net income per share attributable to common stockholders (unaudited):
Basic			189,431,726
Diluted			189,431,726

The accompanying notes are an integral part of these condensed consolidated financial statements.

ALLEGRO MICROSYSTEMS, INC.

Consolidated Statements of Comprehensive (Loss) Income

(in thousands)

(Unaudited)

	Three-Month Period Ended		Nine-Month Period Ended
	December 25, 2020	December 27, 2019	December 25, 2020	December 27, 2019
Net (loss) income	$(5,060)	$8,958	$9,412	$23,776
Foreign currency translation adjustment	3,972	2,886	10,152	1,869
Net actuarial loss amortization of net transition obligation and prior service costs related to defined benefit plans, net of tax	—	—	(313)	—

Comprehensive (loss) income	$(1,088)	$11,844	$19,251	$25,645
Comprehensive expense attributable to non-controlling interest	(10)	(23)	(34)	(5)

Comprehensive (loss) income attributable to Allegro MicroSystems, Inc.	$(1,098)	$11,821	$19,217	$25,640

The accompanying notes are an integral part of these condensed consolidated financial statements.

ALLEGRO MICROSYSTEMS, INC.

Consolidated Statements of Changes in Equity

(in thousands, except share amounts)

(Unaudited)

	Common Stock, Class A		Common Stock, Class L		Preferred Stock		Common Stock		Additional Paid-In Capital	Retained Earnings / Accum. Deficit	Accumulated Other Comprehensive Loss	Non- Controlling Interests	Total Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at September 25, 2020	10,000,000	$100	638,298	$6	—	$—	—	$—	$439,732	$208,759	$(14,133)	$1,042	$635,506
Net income	—	—	—	—	—	—	—	—	—	(5,095)	—	35	(5,060)
Capitalization changes related to organizational structure of affiliates and direct and indirect interests in subsidiaries	—	—	—	—	—	—	—	—	527	—	—	—	527
Reclassification of certain class L shares	—	—	—	—	—	—	—	—	298	—	—	—	298
Stock-based compensation	—	—	—	—	—	—	—	—	45,876	—	—	—	45,876
Issuance of common stock in connection with IPO, net of underwriting discounts and other offering costs	—	—	—	—	—	—	25,000,000	250	321,175	—	—	—	321,425
Conversion of Class A and Class L common stock into common stock in connection with the IPO	(10,000,000)	(100)	(636,301)	(6)	—	—	166,500,000	1,665	(1,599)	—	—	—	—
Repurchase of Class A and Class L common stock to cover related taxes	—	—	(1,997)	—	—	—	(2,068,274)	(21)	(27,686)	—	—	—	(27,707)
Conversion of LTCIP/TRIP awards into restricted stock units in connection with the IPO	—	—	—	—	—	—	—	—	2,081	—	—	—	2,081
Cash dividend paid to holders of Class A common stock	—	—	—	—	—	—	—	—	(191,242)	(208,758)	—	—	(400,000)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	3,962	10	3,972

Balance at December 25, 2020	—	$—	—	$—	—	$—	189,431,726	$1,894	$589,202	$(5,094)	$(10,171)	$1,087	$576,918

ALLEGRO MICROSYSTEMS, INC.

	Common Stock, Class A		Common Stock, Class L		Preferred Stock		Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Non- Controlling Interests	Total Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at September 27, 2019	10,000,000	$100	607,620	$6	—	$—	—	$—	$448,510	$172,134	$(17,277)	$865	$604,338
Net income	—	—	—	—	—	—	—	—	—	8,926	—	32	8,958
Stock-based compensation	—	—	—	—	—	—	—	—	303	—	—	—	303
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	2,863	23	2,886

Balance at December 27, 2019	10,000,000	$100	607,620	$6	—	$—	—	$—	$448,813	$181,060	$(14,414)	$920	$616,485

ALLEGRO MICROSYSTEMS, INC.

	Common Stock, Class A		Common Stock, Class L		Preferred Stock		Common Stock		Additional Paid-In Capital	Retained Earnings / Accum. Deficit	Accumulated Other Comprehensive Loss	Non- Controlling Interests	Total Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at March 27, 2020	10,000,000	$100	622,470	$6	—	$—	—	$—	$458,697	$194,355	$(19,976)	$950	$634,132
Net income	—	—	—	—	—	—	—	—	—	9,309	—	103	9,412
Issuance of Class L shares, net of forfeitures	—	—	15,828	—	—	—	—	—	—	—	—	—	—
Capitalization changes related to organizational structure of affiliates and direct and indirect interests in subsidiaries	—	—	—	—	—	—	—	—	(19,165)	—	—	—	(19,165)
Stock-based compensation	—	—	—	—	—	—	—	—	46,901	—	—	—	46,901
Issuance of common stock in connection with IPO, net of underwriting discounts and other offering costs	—	—	—	—	—	—	25,000,000	250	321,175	—	—	—	321,425
Conversion of Class A and Class L common stock into common stock in connection with the IPO	(10,000,000)	(100)	(636,301)	(6)	—	—	166,500,000	1,665	(1,559)	—	—	—	—
Repurchase of Class A and Class L common stock to cover related taxes	—	—	(1,997)	—	—	—	(2,068,274)	(21)	(27,686)	—	—	—	(27,707)
Conversion of LTCIP/TRIP awards into restricted stock units in connection with the IPO	—	—	—	—	—	—	—	—	2,081	—	—	—	2,081
Cash dividend paid to holders of Class A common stock	—	—	—	—	—	—	—	—	(191,242)	(208,758)	—	—	(400,000)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	10,118	34	10,152
Net actuarial loss and amortization of net transition obligation and prior service costs related to defined benefit plans, net of tax	—	—	—	—	—	—	—	—	—	—	(313)	—	(313)

Balance at December 25, 2020	—	$—	—	$—	—	$—	189,431,726	$1,894	$589,202	$(5,094)	$(10,171)	$1,087	$576,918

ALLEGRO MICROSYSTEMS, INC.

	Common Stock, Class A		Common Stock, Class L		Preferred Stock		Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Non- Controlling Interests	Total Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at March 29, 2019	10,000,000	$100	607,620	$6	—	$—	—	$—	$447,762	$157,385	$(16,278)	$814	$589,789
Net income	—	—	—	—	—	—	—	—	—	23,675	—	101	23,776
Stock-based compensation	—	—	—	—	—	—	—	—	1,051	—	—	—	1,051
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	1,864	5	1,869

Balance at December 27, 2019	10,000,000	$100	607,620	$6	—	$—	—	$—	$448,813	$181,060	$(14,414)	$920	$616,485

The accompanying notes are an integral part of these condensed consolidated financial statements.

ALLEGRO MICROSYSTEMS, INC.

Consolidated Statements of Cash Flows

(in thousands)

(Unaudited)

	Nine-Month Period Ended
	December 25, 2020	December 27, 2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$9,412	$23,776
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	36,225	47,608
Amortization of deferred financing costs	226	—
Deferred income taxes	(17,526)	(288)
Stock-based compensation	46,901	1,051
Loss on disposal of assets	272	718
Loss on debt extinguishment	9,055	—
Provisions for inventory and bad debt	3,857	3,353
Changes in operating assets and liabilities:
Trade accounts receivable	(5,975)	15,540
Accounts receivable - other	115	657
Inventories	1,118	(341)
Prepaid expenses and other assets	(29,655)	(6,165)
Trade accounts payable	2,411	1,100
Due to/from related parties	8,283	(20,969)
Accrued expenses and other current and long-term liabilities	(1,185)	(17,270)

Net cash provided by operating activities	63,534	48,770

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(25,880)	(34,997)
Acquisition of business, net of cash acquired	(8,500)	—
Proceeds from sales of property, plant and equipment	314	3,936
Contribution of cash balances due to divestiture of subsidiary	(16,335)	—

Net cash used in investing activities	(50,401)	(31,061)

CASH FLOWS FROM FINANCING ACTIVITIES:
Related party note receivable	51,377	30,000
Proceeds from initial public offering, net of underwriting discounts and other offering costs	321,425	—
Payments for taxes related to net share settlement of equity awards	(27,707)	—
Dividends paid	(400,000)	—
Borrowings of senior secured debt, net of deferred financing costs	315,719	—
Repayment of senior secured debt	(300,000)	—
Repayment of unsecured credit facilities	(33,000)	—

Net cash (used in) provided by financing activities	(72,186)	30,000

Effect of exchange rate changes on Cash and cash equivalents and Restricted cash	3,350	(6,452)

Net (decrease) increase in Cash and cash equivalents and Restricted cash	(55,703)	41,257
Cash and cash equivalents and Restricted cash at beginning of period	219,876	103,257

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT END OF PERIOD:	$164,173	$144,514

RECONCILIATION OF CASH AND CASH EQUIVALENTS AND RESTRICTED CASH:
Cash and cash equivalents at beginning of period	$214,491	$99,743
Restricted cash at beginning of period	5,385	3,514

Cash and cash equivalents and Restricted cash at beginning of period	$219,876	$103,257

Cash and cash equivalents at end of period	157,653	139,306
Restricted cash at end of period	6,520	5,208

Cash and cash equivalents and Restricted cash at end of period	$164,173	$144,514

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest	$2,559	$872

Cash paid for income taxes	$7,568	$12,937

Noncash transactions:
Changes in Trade accounts payable related to Property, plant and equipment, net	$(786)	$(2,663)
Loans to cover purchase of common stock under employee stock plan	$171	$232
Deconsolidation related to PSL Divestiture (Note 1)	$—	$—

The accompanying notes are an integral part of these condensed consolidated financial statements.

ALLEGRO MICROSYSTEMS, INC.

Notes to Unaudited Condensed Consolidated Financial Statements

(Amounts in thousands, except share and per share amounts)

1. Nature of the Business and Basis of Presentation

Allegro MicroSystems, Inc., together with its consolidated subsidiaries (“AMI” or the “Company”), is a global leader in designing, developing and manufacturing sensing and power solutions for motion control and energy-efficient systems in automotive and industrial markets. The Company was incorporated under the laws of Delaware on March 30, 2013 under the name of Sanken North America, Inc. (“SKNA”) as a wholly owned subsidiary of Sanken Electric Co., Ltd. (“Sanken”). In October 2017, Sanken sold 28.8% of the common stock of SKNA to One Equity Partners (“OEP”). In April 2018, SKNA filed a certificate of amendment in the state of Delaware to change its name to Allegro MicroSystems, Inc. The Company is headquartered in Manchester, New Hampshire and has a global footprint with 16 locations across four continents.

The accompanying unaudited condensed consolidated financial statements have been prepared by the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The unaudited condensed consolidated financial statements include the Company’s accounts and those of its subsidiaries. All intercompany balances have been eliminated in consolidation. These unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s final prospectus filed with the SEC on October 30, 2020 pursuant to Rule 424(b)(4) (the “Prospectus”). In the opinion of the Company’s management, the financial information for the interim periods presented reflects all adjustments necessary for a fair presentation of the Company’s financial position, results of operations and cash. The results reported in these unaudited condensed consolidated financial statements are not necessarily indicative of results that may be expected for the entire year.

On November 2, 2020, the Company completed its initial public offering (“IPO”) of 28,750,000 shares of its common stock at an offering price of $14.00 per share, of which 25,000,000 shares were sold by the Company and 3,750,000 shares were sold by selling stockholders, resulting in net proceeds to the Company of approximately, $321,425 after deducting $20,125 of underwriting discounts and $8,450 of offering costs. The Company’s common stock is now listed on the Nasdaq Global Select Market under the ticker symbol “ALGM.”

On March 28, 2020, the Company entered into an agreement to divest a majority of its ownership interest in Polar Semiconductor, Inc. (“PSL”) to Sanken, in order to better align with its fabless, asset-lite scalable manufacturing strategy (the “PSL Divestiture”). In order to affect this in-kind, noncash transaction, Sanken contributed the forgiveness of the fair value of the entire related party notes payable of $42,700 owed by PSL to Sanken and the Company contributed the forgiveness of the fair value of $15,000 out of the $66,377 total debt owed by PSL to the Company, which was previously eliminated in consolidation. The entire net receivable balance of $51,377 plus accrued interest of $762 was repaid on October 14, 2020. Following the divestiture, Sanken held a 70% majority share in PSL with the Company retaining a 30% minority shareholder interest. The investment was recorded for the 30%, totaling $25,250 at the divestiture date. Beginning with reporting periods on and after March 28, 2020, the investment is included on the Company’s balance sheet as an equity investment in a related party, including $949 and $1,407 of income earned during the three- and nine-month periods ended December 25, 2020.

In addition, the difference between the fair value contributed by both parties at the consummation of this transaction and the book value was treated as an adjustment of capitalization changes related to organizational structure of affiliates and direct and indirect interests in subsidiaries within additional paid-in capital of $19,165 at December 25, 2020. This amount includes an estimated tax effect of $1,552 for the nine-month period ended December 25, 2020.

ALLEGRO MICROSYSTEMS, INC.

Notes to Unaudited Condensed Consolidated Financial Statements – (Continued)

(Amounts in thousands, except share and per share amounts)

On March 28, 2020, in connection with the divestiture described above, the Company also formally terminated its distribution agreement with Sanken to distribute Sanken’s products and entered into a transitional services agreement with PSL, which contracted with Sanken as its new channel for fulfillment of Sanken product sales in North America and Europe. Sanken will continue to provide distribution support for the Company’s products in Japan. See Note 20, “Related party transactions,” for further discussion.

In accordance with the PSL Divestiture noted above, the following noncash assets and liabilities and related equity impacts attributable to the unaudited statement of cash flows are summarized below:

March 28, 2020
Cash and cash equivalents	$(15,332)
Restricted cash	(1,013)
Trade accounts receivable, net of allowances	37
Accounts receivable - other	(308)
Inventories	(32,250)
Prepaid expenses and other current assets	(376)
Property, plant and equipment, net	(115,341)
Related party note receivable	51,377
Equity investment in related party	25,462
Other assets, net	5,609
Trade accounts payable	4,176
Accrued expenses and other current liabilities	7,150
Current portion of related party debt	25,000
Bank lines-of-credit	10,000
Related party notes payable, less current portion	17,700
Other long-term liabilities	(1,247)
Additional paid-in capital	19,165

Impact of the COVID-19 Pandemic

On March 11, 2020, the COVID-19 outbreak was declared a pandemic by the World Health Organization. The pandemic has resulted in governments around the world implementing increasingly stringent measures to help control the spread of the virus, including quarantines, “shelter in place” and “stay at home” orders, travel restrictions, business curtailments, school closures and other measures. In addition, governments and central banks in several parts of the world have enacted fiscal and monetary stimulus measures to counteract the impacts of the COVID-19 pandemic.

The Company continues to monitor the rapidly evolving conditions and circumstances as well as guidance from international and domestic authorities, including public health authorities, and the Company may need to take additional actions based on their recommendations. There is considerable uncertainty regarding the impact on the Company’s business stemming from current measures and potential future measures that could restrict access to the Company’s facilities, limit manufacturing and support operations and place restrictions on the Company’s workforce and suppliers. The measures implemented by various authorities related to the COVID-19 pandemic have caused the Company to change its business practices, including those related to where employees work, the distance between employees in the Company’s facilities, limitations on the in-person meetings between employees and with customers, suppliers, service providers, and stakeholders, as well as restrictions on business travel to domestic and international locations or to attend trade shows, investor conferences and other events.

ALLEGRO MICROSYSTEMS, INC.

Notes to Unaudited Condensed Consolidated Financial Statements – (Continued)

(Amounts in thousands, except share and per share amounts)

The full extent to which the ongoing COVID-19 pandemic adversely affects the Company’s financial performance will depend on future developments, many of which are outside of the Company’s control, are highly uncertain and cannot be predicted, including, but not limited to, the duration and spread of the pandemic, its severity, the effectiveness of actions to contain the virus or treat its impact and how quickly and to what extent normal economic and operating conditions can resume. The COVID-19 pandemic could also result in additional governmental restrictions and regulations, which could adversely affect the Company’s business and financial results. In addition, a recession, depression or other sustained adverse market impact resulting from COVID-19 could materially and adversely affect the Company’s business and its access to needed capital and liquidity. Even after the COVID-19 pandemic has lessened or subsided, the Company may continue to experience adverse impacts on its business and financial performance as a result of its global economic impact.

To the extent that the COVID-19 pandemic adversely affects the Company’s business, results of operations, financial condition or liquidity, it also may heighten many of the other risks. For example, if the business impacts of COVID-19 are prolonged, this could cause the Company to recognize impairments for goodwill and certain long-lived assets including amortizable intangible assets.

The Company has taken actions to mitigate its financial risk given the uncertainty in global markets caused by the COVID-19 pandemic. During the fourth quarter of fiscal year 2020, the Company borrowed $43,000 under its revolving credit facilities. The borrowing was made as part of the Company’s ongoing efforts to preserve financial flexibility in light of the current uncertainty in the global markets and related effects on the Company’s business resulting from the COVID-19 pandemic. In connection with entering into a new revolving credit facility on September 30, 2020, the Company used cash on hand to repay all amounts outstanding under the line of credit and terminated all commitments thereunder.

On March 27, 2020, the President of the United States signed into law the Coronavirus Aid, Relief and Economic Security Act (“the CARES Act”). The CARES Act contains numerous tax provisions including a correction to the applicable depreciation rates available in the original Tax Cuts and Jobs Act (“TCJA”) for Qualified Improvement Property (“QIP”), temporarily establishes a five year carryback period for current net operating losses (“NOL”), and contains a provision for deferred payment of 2020 employer payroll taxes. The Company currently estimates cash tax benefits of the NOL and QIP changes to be $8,963 and $1,680, respectively. Additionally, the Company plans to defer payment of $2,766 of payroll taxes, with $1,383 to be paid back in the third quarter of fiscal year 2022 and the remainder in the third quarter of fiscal year 2023. Additional income tax provisions of the Act are currently being evaluated and not expected to have material impacts.

Financial Periods

The Company’s third quarter three-month period is a 13-week period ending on the last Friday in December. The Company’s 2021 fiscal three- and nine-month periods ended December 25, 2020, and the Company’s 2020 three- and nine-month periods ended December 27, 2019.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures of contingencies at the date of the unaudited consolidated financial statements and the reported amounts of net sales

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Notes to Unaudited Condensed Consolidated Financial Statements – (Continued)

(Amounts in thousands, except share and per share amounts)

and expenses during the reporting period. Such estimates relate to useful lives of fixed and intangible assets, allowances for doubtful accounts and customer returns and sales allowances. Such estimates could also relate to the fair value of acquired assets and liabilities, including goodwill and intangible assets, net realizable value of inventory, accrued liabilities, the valuation of stock-based awards, deferred tax valuation allowances, and other reserves. On an ongoing basis, management evaluates its estimates. Actual results could differ from those estimates, and such differences may be material to the unaudited condensed consolidated financial statements.

Unaudited Pro Forma Information

On September 30, 2020, the Company entered into the Term Loan Facility (as defined in Note 13) and used the net proceeds, together with cash on hand, to pay a cash dividend in the aggregate amount of $400.0 million to holders of the Company’s Class A common stock. The Company used $300.0 million of the net proceeds it received from its IPO to repay borrowings under the Term Loan Facility.

In the accompanying unaudited consolidated statements of income, the calculation of the unaudited pro forma basic and diluted net income per share attributable to common stockholders for the nine-month period ended December 25, 2020 has been prepared to give effect to the following:

(i) the automatic conversion, in connection with the IPO, of all outstanding shares of Class A common stock and Class L common stock into an aggregate of 166,500,000 shares of common stock (the “Common Stock Conversion”);

(ii) the repurchase, in connection with the Common Stock Conversion, of an aggregate of 2,068,274 shares of common stock from certain of the Company’s directors, executive officers and other employees in order to satisfy certain tax obligations triggered by the vesting of the shares of Class A common stock or a portion of the shares of Class L common stock, as applicable, held by such holder in connection with the IPO (the “Common Stock Repurchases”); and

(iii) additional shares issued in the IPO whose proceeds were necessary to pay the dividend declared in October 2020 in excess of current year earnings and the portion funded by borrowings under the Term Loan Facility that remains unpaid after the IPO (for which interest expense has been included in the computation of pro forma net income).

Deferred Offering Costs

The Company capitalizes certain legal, professional accounting and other third-party fees that are directly associated with in-process equity financings as deferred offering costs until such financings are consummated. After consummation of the equity financing, these costs are recorded in stockholder’s equity as a reduction of the additional paid-in capital generated as a result of the offering. As of December 25, 2020 and March 27, 2020, the Company had $0 and $0 of deferred offering costs, respectively.

Concentrations of Credit Risk and Significant Customers

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents and accounts receivable. The Company maintains its cash and cash equivalents with financial institutions, which management believes to be of a high credit quality. To manage credit risk related to accounts receivables, the Company evaluates the creditworthiness of its customers and maintains allowances, to the extent necessary, for potential credit losses based upon the aging of its accounts receivable balances and known collection issues. The Company has not experienced any significant credit losses to date.

ALLEGRO MICROSYSTEMS, INC.

Notes to Unaudited Condensed Consolidated Financial Statements – (Continued)

(Amounts in thousands, except share and per share amounts)

As of December 25, 2020 and March 27, 2020, Sanken accounted for 19.8% and 33.8% of the Company’s outstanding trade accounts receivable, net, respectively, including related party trade accounts receivable. No other customers accounted for 10% or more of outstanding trade accounts receivable, net during those periods.

For the three- and nine-month periods ended December 25, 2020, Sanken accounted for 16.1% and 17.4% of total net sales, respectively. No other customers accounted for 10% or more of total net sales for either of the three- and nine-month periods ended December 25, 2020. For the three- and nine-month periods ended December 27, 2019, Sanken accounted for 10.3% and 10.4% of total net sales, respectively. No other customers accounted for 10% or more of total net sales for either of the three- and nine-month periods ended December 27, 2019.

During the three-month period ended December 25, 2020 sales from customers located outside of the United States accounted for, in the aggregate, 85.4% of the Company’s total net sales, with Greater China accounting for 28.1% and Japan accounting for 16.0% and South Korea accounting for 10.7%. No other countries accounted for greater than 10% of total net sales for the three-month period ended December 25, 2020. During the nine-month period ended December 25, 2020, sales from customers located outside of the United States, in the aggregate, accounted for 86.1% of the Company’s total net sales, with Greater China accounting for 27.9%, Japan accounting for 17.4% and South Korea accounting for 10.5%. No other countries accounted for greater than 10% of total net sales for the nine-month period ended December 25, 2020.

During the three-month period ended December 27, 2019, sales from customers located outside of the United States, in the aggregate, accounted for 82.8% of the Company’s total net sales, with Japan accounting for 28.8% and Greater China accounting for 22.1%. No other countries accounted for greater than 10% of total net sales for the three-month period ended December 27, 2019. During the nine-month period ended December 27, 2019, sales from customers located outside of the United States, in the aggregate, accounted for 81.8% of the Company’s total net sales, with Japan accounting for 27.8% and Greater China accounting for 20.0%. No other countries accounted for greater than 10% of total net sales for the nine-month period ended December 27, 2019.

Impact of Recently Issued Accounting Standards

The Company qualifies as “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and has elected to “opt in” to the extended transition related to complying with new or revised accounting standards, which means that when a standard is issued or revised and it has different application dates for public and nonpublic companies, the Company will adopt the new or revised standard at the time nonpublic companies adopt the new or revised standard and will do so until such time that the Company either (i) irrevocably elects to “opt out” of such extended transition period or (ii) no longer qualifies as an emerging growth company. The Company may choose to early adopt any new or revised accounting standards whenever such early adoption is permitted for nonpublic companies.

In February 2016, the Financial Accounting Standards Board (“FASB”) issued its new lease accounting guidance in ASU No. 2016-02, “Leases (Topic 842)” (“ASU 2016-02” or “the new lease standard”), subsequently amended by ASU 2018-11, Leases (Topic 842): Targeted Improvements. Under the new guidance, lessees will be required to recognize the following for all leases (with the exception of short-term leases) at the commencement date: a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Lessees will no longer be provided with a source of off-balance sheet financing. The new lease guidance also simplifies the accounting for sale and leaseback transactions primarily because lessees must recognize lease assets and lease liabilities. The standard is effective

ALLEGRO MICROSYSTEMS, INC.

Notes to Unaudited Condensed Consolidated Financial Statements – (Continued)

(Amounts in thousands, except share and per share amounts)

for public companies for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years (i.e., January 1, 2019, for a calendar-year entity). Early application is permitted. Entities have the option of using either a modified retrospective approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, or else a transition option (which the Company expects to use) allowing lessees to not apply the new lease standard in comparative periods but instead recognize a cumulative-effect adjustment to retained earnings as of the date of adoption. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees and lessors may not apply a full retrospective transition approach.

In May 2020, FASB issued ASU No. 2020-05 delaying the effective date of the new lease standard for nonpublic companies to fiscal years beginning after December 15, 2021 and interim periods within those fiscal years beginning after December 15, 2022. The Company expects to adopt this guidance during fiscal year 2022 and its assessment of the impact of adopting this standard is underway, including cataloging all leases, performing a preliminary analysis of the amounts of lease liabilities and right-of-use assets to be recorded and reviewing potential changes to the disclosures on leases. Based on this preliminary assessment, the Company does not expect the adoption of this standard to have a significant impact on its consolidated statement of operations. However, the Company expects that the recognition of right-of-use assets and corresponding lease liabilities will have a significant impact on its consolidated balance sheet.

In June 2016, the FASB issued ASU No. 2016-13, “Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”), which adds an impairment model (known as the current expected credit loss (“CECL”) model) that is based on expected losses rather than incurred losses. Under the new guidance, an entity recognizes as an allowance its estimate of expected credit losses, which the FASB believes will result in more timely recognition of such losses. The ASU is also intended to reduce the complexity by decreasing the number of credit impairment models that entities use to account for debt instruments. ASU 2016-03, along with its subsequent clarifications, was effective for public companies beginning after December 15, 2019 and is effective for nonpublic companies for fiscal years beginning after December 15, 2021. The Company is evaluating the new guidance and the expected effect on its consolidated financial statements and related disclosures. In November 2019, the FASB issued ASU No. 2019-10 delaying the effective date for all entities. For public entities, this guidance was effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years. For nonpublic entities, this guidance is effective for annual periods beginning after December 15, 2022, including interim periods within those fiscal years.

In August 2018, the FASB issued ASU No. 2018-14, “Compensation—Retirement Benefits—Defined Benefit Plans—General (Topic 715-20): Disclosure Framework—Changes to the Disclosure Requirements for Defined Benefit Plans” (“ASU 2018-14”), which modifies the disclosure requirements for defined benefit pension plans and other postretirement plans. ASU 2018-14 should be applied on a retrospective transition basis, and it is effective for public companies beginning after December 15, 2020 and for nonpublic companies beginning after December 15, 2021. The Company is evaluating the new guidance and the expected effect on its consolidated financial statements and related disclosures.

In August 2018, the FASB issued ASU No. 2018-13, “Fair Value Measurement” (“ASU 2018-13”), which modifies the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement, regarding transfers between levels of financial instruments, amounts of unrealized gains and losses included in other comprehensive (loss) income for Level 3 fair value measurements and the information used to determine the fair value of Level 3 fair value measurements. The standard is effective for both public and nonpublic companies, for annual periods beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted. The Company is currently assessing the potential impact that the adoption of ASU 2018-13 will have on its consolidated financial statements.

ALLEGRO MICROSYSTEMS, INC.

Notes to Unaudited Condensed Consolidated Financial Statements – (Continued)

(Amounts in thousands, except share and per share amounts)

In December 2019, the FASB issued ASU No. 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes” (“ASU 2019-12”). ASU 2019-12 simplifies the accounting for income taxes by removing certain exceptions for intraperiod tax allocations and deferred tax liabilities for equity method investments and adds guidance on whether a step-up in tax basis of goodwill relates to a business combination or a separate transaction. This ASU is effective for fiscal years beginning after December 15, 2020 for public companies and for fiscal years beginning after December 15, 2021 for nonpublic companies, with early adoption permitted. The Company is evaluating the new guidance and the expected effect on its consolidated financial statements and related disclosures.

In January 2020, the FASB issued ASU No. 2020-01, “Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815)” (“ASU 2020-01”), which addresses accounting for the transition into and out of the equity method and provides clarification of the interaction of rules for equity securities, the equity method of accounting, and forward contracts and purchase options on certain types of securities. The standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020 for public companies and beginning after December 15, 2021 for nonpublic entities with early adoption permitted. The Company is currently assessing the potential impact that the adoption of ASU 2020-01 will have on its consolidated financial statements.

In March 2020, the FASB issued ASU No. 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting” (“ASU 2020-04”) to provide temporary optional expedients and exceptions to the contract modifications, hedge relationships, and other transactions affected by reference rate reform if certain criteria are met. This ASU, which was effective for all entities upon issuance on March 12, 2020 and may be applied through December 31, 2022, is applicable to all contracts and hedging relationships that reference the London Interbank Offered Rate (“LIBOR”) or any other reference rate expected to be discontinued. The Company is still assessing the impact that the adoption of ASU 2020-04 will have on its consolidated financial statements.

3. Acquisition

On August 28, 2020, the Company closed on its purchase of Voxtel, Inc. (the “Acquisition”), a privately-held technology company located in Beaverton, Oregon that develops, manufactures and supplies photonic and advanced 3D imaging technologies. The total preliminary purchase price was $35,081, including certain earn-outs that have the potential payout of $15,000. The fair value of these earn-outs at acquisition date was $7,800.

ALLEGRO MICROSYSTEMS, INC.

Notes to Unaudited Condensed Consolidated Financial Statements – (Continued)

(Amounts in thousands, except share and per share amounts)

The Acquisition has been accounted for as a business combination and, in accordance with ASC 805, Business Combinations, the Company has recorded the assets acquired and liabilities assumed at their respective fair values as of the date of the Acquisition. The following table summarizes the preliminary purchase price allocation recorded:

Estimated fair value of consideration:
Base purchase price	$27,281
Contingent Consideration	7,800

Total estimated fair value of consideration	$35,081

Estimated fair value of assets acquired and liabilities assumed:
Net working capital	$4,064
Property and equipment	57
Finite-life intangible assets	13,600
Indefinite-life intangible assets	2,400
Deferred tax liability	(3,843)
Goodwill	18,803

Allocated purchase price	$35,081

The significant intangible assets identified in the preliminary purchase price allocation discussed above include completed technology, in-process research and development, customer relationships and trademarks. Completed technology, customer relationships and trademarks are amortized over their respective useful lives on a straight-line basis. An estimated fair value of $2,400 was assigned to acquired in-process research and development costs with an indefinite life.

Amortization of completed technology is included within cost of revenue, and amortization of customer relationships and trademarks is included within selling, general and administrative expense. To value the completed technology and the in-process research and development assets, the Company utilized the income approach, specifically a discounted cash-flow method known as the multi-period excess earnings method. Customer relationships represent the underlying relationships with certain customers to provide ongoing services for products sold. The Company utilized the income approach, specifically the distribution method, a subset of the excess-earnings method to value the customer relationships and trademarks.

The following table presents the estimated fair values and useful lives of the identifiable finite-life intangible assets acquired:

	Useful Life	Fair value
Completed technology	12 years	$13,100
Customer relationships	6 years	300
Trademarks	5 years	200

		$13,600

Goodwill was recognized for the excess purchase price over the fair value of the net assets acquired. The goodwill reflects the value of the synergies the Company expects to realize and the assembled workforce. Goodwill from the Acquisition is included within the Company’s one reporting unit and is included in

ALLEGRO MICROSYSTEMS, INC.

Notes to Unaudited Condensed Consolidated Financial Statements – (Continued)

(Amounts in thousands, except share and per share amounts)

the Company’s enterprise-level annual review for impairment. Goodwill resulting from the Acquisition is not deductible for tax purposes.

The purchase price has been allocated to the tangible and intangible assets acquired and liabilities assumed based upon the respective estimates of fair value as of the date of the Acquisition, which remains preliminary, and using assumptions that the Company’s management believes are reasonable given the information then available. The final allocation of the purchase price may differ materially from the information presented in these condensed consolidated financial statements. Any changes to the preliminary estimates of the fair value of the assets acquired and liabilities assumed will be recorded as adjustments to those assets and liabilities and residual amounts will be allocated to goodwill.

The revenues and loss before income taxes from the Acquisition were immaterial to the Company’s consolidated results for the three- and nine-month periods ended December 25, 2020. The Company has not presented pro forma results of operations for the Acquisition because it is not material to the Company’s consolidated results of operations, financial position, or cash flows.

4. Revenue from Contracts with Customers

The Company generates revenue from the sale of magnetic sensor integrated circuits (“ICs”), application-specific analog power semiconductors, wafer foundry products and from the sale of Sanken-related products. The following tables summarize net sales disaggregated by core end market and application, by product and by geography for the three- and nine-month periods ended December 25, 2020 and December 27, 2019. The categorization of net sales by core end market and application is determined using various characteristics of the product and the application into which the Company’s product will be incorporated. The categorization of net sales by geography is determined based on the location the products are being shipped to.

Net sales by core end market and application:

	Three-Month Period Ended		Nine-Month Period Ended
	December 25, 2020	December 27, 2019	December 25, 2020	December 27, 2019
Core end market:
Automotive	$113,902	$99,074	$279,759	$289,681
Industrial	23,654	21,358	65,710	56,095
Other	26,893	15,070	70,630	53,399
Other applications:
Wafer foundry products	—	16,634	—	49,622
Distribution of Sanken products	—	7,666	—	26,688

Total net sales	$164,449	$159,802	$416,099	$475,485

ALLEGRO MICROSYSTEMS, INC.

Notes to Unaudited Condensed Consolidated Financial Statements – (Continued)

(Amounts in thousands, except share and per share amounts)

Net sales by product:

	Three-Month Period Ended		Nine-Month Period Ended
	December 25, 2020	December 27, 2019	December 25, 2020	December 27, 2019
Power integrated circuits (“PIC”)	$54,406	$43,665	$146,276	$123,900
Magnetic sensors (“MS”)	109,457	91,837	268,956	275,275
Photonics	586	—	867	—
Wafer foundry products	—	16,634	—	49,622
Distribution of Sanken products	—	7,666	—	26,688

Total net sales	$164,449	$159,802	$416,099	$475,485

Net sales by geography:

	Three-Month Period Ended		Nine-Month Period Ended
	December 25, 2020	December 27, 2019	December 25, 2020	December 27, 2019
Americas:
United States	$23,934	$27,498	$57,892	$86,746
Other Americas	5,620	4,722	10,797	15,930
EMEA:
Europe	28,239	24,341	70,459	76,622
Asia:
Japan	26,439	46,010	72,570	131,950
Greater China	46,172	35,284	116,178	95,244
South Korea	17,606	14,119	43,733	41,413
Other Asia	16,439	7,828	44,470	27,580

Total net sales	$164,449	$159,802	$416,099	$475,485

The Company recognizes sales net of returns, credits issued, price protection adjustments and stock rotation rights. At December 25, 2020 and March 27, 2020, these adjustments were $16,574 and $17,473, respectively, and were netted against trade accounts receivable in the unaudited consolidated balance sheets. These amounts represent activity of credits of $899 and $815 for the nine-month periods ended December 25, 2020 and December 27, 2019, respectively.

Unsatisfied performance obligations primarily represent contracts for products with future delivery dates. The Company elected to not disclose the amount of unsatisfied performance obligations as these contracts have original expected durations of less than one year.

ALLEGRO MICROSYSTEMS, INC.

Notes to Unaudited Condensed Consolidated Financial Statements – (Continued)

(Amounts in thousands, except share and per share amounts)

5. Fair Value Measurements

The following tables present information about the Company’s financial assets and liabilities as of December 25, 2020 and March 27, 2020 measured at fair value on a recurring basis and indicate the level of the fair value hierarchy utilized to determine such fair values:

	Fair Value Measurement at December 25, 2020 Using:
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents:
Money market fund deposits	$16,320	$—	$—	$16,320
Restricted cash:
Money market fund deposits	6,520	—	—	6,520

Total assets	$22,840	$—	$—	$22,840

Liabilities:
Other long-term liabilities:
Contingent consideration	$—	$—	$7,800	$7,800

Total liabilities	$—	$—	$7,800	$7,800

	Fair Value Measurement at March 27, 2020 Using:
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents:
Money market fund deposits	$46,337	$—	$—	$46,337
Restricted cash:
Money market fund deposits	5,385	—	—	5,385

Total assets	$51,722	$—	$—	$51,722

The following table shows the change in fair value of Level 3 contingent consideration in connection with the Acquisition for the nine-month period ended December 25, 2020:

Level 3 Contingent Consideration
Balance at March 27, 2020	$—
Additions during the year	7,800

Balance at December 25, 2020	$7,800

Assets and liabilities measured at fair value on a recurring basis also consist of marketable securities, unit investment trust fund, loans, bonds, stock and other investments which are the Company’s defined benefit plan assets. Fair value information for those assets and liabilities, including their classification in the fair value hierarchy, is included in Note 15, “Retirement Plans.”

During the nine-month periods ended December 25, 2020 and December 27, 2019, there were no transfers among Level 1, Level 2 and Level 3.

ALLEGRO MICROSYSTEMS, INC.

Notes to Unaudited Condensed Consolidated Financial Statements – (Continued)

(Amounts in thousands, except share and per share amounts)

6. Trade Accounts Receivable, net

Trade accounts receivable, net (including related party trade accounts receivable) consisted of the following:

	December 25, 2020	March 27, 2020
Trade accounts receivable	$103,687	$107,223
Less:
Allowance for doubtful accounts	(138)	(288)
Returns and sales allowances	(16,437)	(17,185)
Related party trade accounts receivable	(19,778)	(30,293)

Total	$67,334	$59,457

Changes in the Company’s allowance for doubtful accounts and returns and sales allowances were as follows:

Description	Allowance for Doubtful Accounts	Returns and Sales Allowances	Total
Balance at March 27, 2020	$288	$17,185	$17,473
Charged to costs and expenses or revenue	(150)	103,660	103,510
Write-offs, net of recoveries	—	(104,408)	(104,409)

Balance at December 25, 2020	$138	$16,437	$16,574

Description	Allowance for Doubtful Accounts	Returns and Sales Allowances	Total
Balance at March 29, 2019	$412	$17,607	$18,019
Charged to costs and expenses or revenue	(175)	91,690	91,515
Write-offs, net of recoveries	—	(92,330)	(92,330)

Balance at December 27, 2019	$237	$16,967	$17,204

7. Inventories

Inventories include material, labor and overhead and consisted of the following:

	December 25, 2020	March 27, 2020
Raw materials and supplies	$8,689	$12,411
Work in process	57,477	87,606
Finished goods	24,451	24,659
Finished goods - consigned	3,404	2,551

Total	$94,021	$127,227

In connection with the Acquisition, the Company acquired inventory with a stepped-up basis of $3,120, for which $1,245 was on-hand at December 25, 2020. The Company recorded inventory provisions totaling $885 and $2,958 for the three- and nine-month periods ended December 25, 2020, respectively, and $1,008 and $2,538 for the three- and nine-month periods ended December 27, 2019, respectively.

ALLEGRO MICROSYSTEMS, INC.

Notes to Unaudited Condensed Consolidated Financial Statements – (Continued)

(Amounts in thousands, except share and per share amounts)

8. Property, Plant and Equipment, net

Property, plant and equipment, net is stated at cost, and consisted of the following:

	December 25, 2020	March 27, 2020
Land	$23,829	$27,898
Buildings, building improvements and leasehold improvements	91,535	150,402
Machinery and equipment	488,796	694,215
Office equipment	6,643	7,517
Construction in progress	10,956	27,919

Total	621,759	907,951
Less accumulated depreciation	(407,387)	(575,621)

Total	$214,372	$332,330

Total depreciation expense amounted to $11,255 and $33,861 in the three- and nine-month periods ended December 25, 2020, respectively, and $15,677 and $46,247 in the three- and nine-month periods ended December 27, 2019, respectively.

Long-lived assets include property, plant and equipment and related deposits on such assets, and capitalized tooling costs. The geographic locations of the Company’s long-lived assets, net, based on physical location of the assets, as of December 25, 2020 and March 27, 2020 are as follows:

	December 25, 2020	March 27, 2020
United States	$35,894	$152,536
Philippines	136,284	106,618
Thailand	34,226	62,380
Other	9,306	12,112

Total	$215,710	$333,646

Amortization of prepaid tooling costs amounted to $18 and $54 for the three- and nine-month periods ended December 25, 2020, respectively, and $32 and $94 in the three- and nine-month periods ended December 27, 2019, respectively.

9. Goodwill and Intangible Assets

The table below summarizes the changes in the carrying amount of goodwill as follows:

Total
Balance at March 27, 2020	$1,285
Goodwill arising from Acquisition	18,803
Currency translation	161

Balance at December 25, 2020	$20,249

ALLEGRO MICROSYSTEMS, INC.

Notes to Unaudited Condensed Consolidated Financial Statements – (Continued)

(Amounts in thousands, except share and per share amounts)

Intangible assets, net is as follows:

	December 25, 2020
Description	Gross	Accumulated Amortization	Net Carrying Amount	Weighted- Average Lives
Patents	$31,852	$11,661	$20,191	10 years
Customer relationships	6,193	5,823	370	9 years
Process technology	17,150	2,028	15,122	12 years
Trademarks	810	73	737	5 years
Other	32	32	—

Total	$56,037	$19,617	$36,420

	March 27, 2020
Description	Gross	Accumulated Amortization	Net Carrying Amount	Weighted- Average Lives
Patents	$29,115	$9,834	$19,281	10 years
Customer relationships	5,462	5,335	127	9 years
Process technology	1,650	1,650	—
Trademarks	608	58	550
Other	32	32	—

Total	$36,867	$16,909	$19,958

As summarized in Note 3, “Acquisition,” the Company completed its acquisition of Voxtel, Inc. during the nine-month period ended December 25, 2020. The Company paid an amount of $35,081 to acquire Voxtel, which represents its fair value on that date. Any excess of the Acquisition consideration over the fair value of the assets acquired and liabilities assumed was allocated to goodwill, which amounted to $18,803. As a result of the Acquisition, the Company recorded finite-life intangible assets of $13,600, the types and lives of which are detailed in the above-referenced financial note. In addition, as a result of the Acquisition, the Company recorded indefinite-life intangible assets of $2,400.

Intangible assets amortization expense was $926 and $2,310 for the three- and nine-month periods ended December 25, 2020, respectively, and $422 and $1,267 for the three- and nine-month periods ended December 27, 2019, respectively. The majority of the Company’s intangible assets are related to patents as noted above. The Company capitalizes external legal costs incurred in the defense of its patents when it believes that a significant, discernible increase in value will result from the defense and a successful outcome of the legal action is probable. When the Company capitalizes patent defense costs, it amortizes these costs over the remaining estimated useful life of the patent, which is generally 10 years. There were no such costs capitalized during either of the first nine months of fiscal years 2021 or 2020.

ALLEGRO MICROSYSTEMS, INC.

Notes to Unaudited Condensed Consolidated Financial Statements – (Continued)

(Amounts in thousands, except share and per share amounts)

As of December 25, 2020, annual amortization expense of intangible assets for the next five fiscal years is expected to be as follows:

Remainder of 2021	$850
2022	3,293
2023	3,139
2024	3,003
2025	2,709
Thereafter	23,426

Total	$36,420

10. Other Assets, net

The composition of other assets, net is as follows:

	December 25, 2020	March 27, 2020
VAT receivables long-term, net	$6,662	$3,039
Deposits	2,414	2,399
Prepaid contracts long-term	1,478	1,282
Other	1,928	2,090

Total	$12,482	$8,810

11. Accrued Expenses and Other Current Liabilities

The composition of accrued expenses and other current liabilities is as follows:

	December 25, 2020	March 27, 2020
Accrued management incentive (LTCIP)	$94	$11,488
Accrued management incentive (non-LTCIP)	14,143	6,273
Accrued salaries and wages	18,603	12,069
Base acquisition purchase price due	17,244	—
Accrued vacation	5,534	7,146
Accrued severance	2,643	6,065
Accrued professional fees	1,057	4,036
Accrued income taxes	1,803	3,408
Accrued utilities	628	1,114
Other current liabilities	5,030	5,256

Total	$66,779	$56,855

12. Management Long-Term Cash Incentive Plan

On August 28, 2015, the Company’s Board of Directors approved a Long-Term Cash Incentive Plan (“LTCIP”) for certain employees. Under the LTCIP, employees receive cash payments upon achievement of certain performance metrics determined based on a three-year rolling performance period. The Company had executed individual agreements with employees to pay certain incentives upon achievement of the plan conditions at the end of each three-year performance period.

ALLEGRO MICROSYSTEMS, INC.

Notes to Unaudited Condensed Consolidated Financial Statements – (Continued)

(Amounts in thousands, except share and per share amounts)

In connection with its IPO, the Company offered certain employees (excluding its named executive officers) who were eligible to receive cash bonuses under the Company’s LTCIP and/or Talent Retention Incentive Program (as amended, the “TRIP”) the opportunity to elect to receive restricted stock units (“RSUs”) under its 2020 Omnibus Incentive Compensation Plan in lieu of cash payouts under the LTCIP and/or TRIP, through the LTCIP/TRIP Award RSU Conversion Program (the “RSU Conversion Program”). The expense related to the LTCIP and TRIP awards elected to be exchanged in the RSU Conversion Program amounted to $607 and $421, respectively. The number of RSUs granted to employees that elected to participate in the RSU Conversion Program is determined as a percentage of the employee’s target bonus under the LTCIP or TRIP, and amounted to 602,490 and 348,911 RSUs on behalf of the LTCIP and TRIP conversion, respectively, at a grant date fair value of $14.00. If an employee elected not to participate in the RSU Conversion Program, the LTCIP or TRIP award will continue under its existing terms and conditions.

The accrual activity, payments, removal due to divestitures and balances related to the LTCIP are as follows:

Description	Current Liabilities	Long-Term Liabilities
Balance at March 27, 2020	$11,488	$2,439
Reclassification	1,004	(1,004)
Payments	(11,096)	—
RSU conversion	(640)	—
Removal due to divestiture	(378)	(398)
Accruals	(284)	(843)

Balance at December 25, 2020	$94	$194

The current and long-term portion of the liabilities associated with the LTCIP is included within accrued expenses and other current liabilities and other long-term liabilities in the Company’s unaudited consolidated balance sheets, respectively.

13. Debt and Other Borrowings

Components of Debt

The following is a summary of obligations under the Company’s Senior Secured Credit Facilities and other borrowings at December 25, 2020 and March 27, 2020:

	December 25, 2020	March 27, 2020
Senior Secured Term Loan	$25,000	$—
Unsecured Revolving Credit Facilities	—	43,000

Total Debt	25,000	43,000
Less debt payable within one year	—	43,000

Debt payable after one year	$25,000	$—

ALLEGRO MICROSYSTEMS, INC.

Notes to Unaudited Condensed Consolidated Financial Statements – (Continued)

(Amounts in thousands, except share and per share amounts)

The principal maturities of debt obligations outstanding were as follows at December 25, 2020:

Remainder of 2021	$—
2022	—
2023	—
2024	—
2025	—
Thereafter	25,000

Total	$25,000

Senior Secured Credit Facilities:

On September 30, 2020, the Company entered into a term loan credit agreement with Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent, and the other agents, arrangers and lenders party thereto, providing for a $325,000 senior secured term loan facility due in 2027 (the “Term Loan Facility”). On September 30, 2020, the Company also entered into a revolving facility credit agreement with Mizuho Bank, Ltd., as administrative agent and collateral agent, and the other agents, arrangers and lenders party thereto, providing for a $50,000 senior secured revolving credit facility expiring in 2023 (the “Revolving Credit Facility” and, together with the Term Loan Facility, the “Senior Secured Credit Facilities”). The Revolving Credit Facility is secured by a lien on the same collateral and on the same basis as the Term Loan Facility. Interest on the Term Loan Facility is calculated at LIBOR plus 3.75% to 4.00% based on the Company’s net leverage ratio, and LIBOR is subject to a 0.5% floor. The Company’s outstanding borrowings bore an interest rate of 4.5% at December 25, 2020. The Company has not borrowed on the Revolving Credit Facility at December 25, 2020.

In connection with entering into the Revolving Credit Facility, the Company used cash on hand to repay all prior amounts outstanding under AML’s $25,000 and $8,000 line of credit agreements and terminated all commitments thereunder.

Included in the Term Loan Facility were deferred financing costs of $9,374, which the Company has deducted from the carrying amount presented on its unaudited consolidated balance sheet and amortized into interest expense or recognized as loss on debt extinguishment. Included in the Revolving Credit Facility were deferred financing costs of $300, which the Company classified the related short-term and long-term portions within “Prepaid expenses and other current assets” and “Other assets” on its unaudited consolidated balance sheet and is amortizing those costs over the term of the facility. The unamortized portion of the deferred financing costs associated with the Revolving Credit Facility was $254 at December 25, 2020.

On November 25, 2020, the Company repaid $300,000 of the outstanding $325,000 Term Loan Facility using proceeds from the Company’s recently completed IPO. The repayment was accounted for as a debt extinguishment in accordance with provisions of ASC Topic 470-50, Debt Modifications and Extinguishments. The Company recognized a loss on debt extinguishment of $9,055, which was included within “Other (expense) income” in the unaudited consolidated statement of operations at December 25, 2020. The loss on debt extinguishment consisted of the unamortized balances of previously deferred financing costs which the Company wrote off.

Unsecured Revolving Credit Facilities:

On January 22, 2019, the Company, through its subsidiaries, entered into a revolving line of credit agreement, with a financial institution, that provided for a maximum borrowing capacity of $25,000. The

ALLEGRO MICROSYSTEMS, INC.

Notes to Unaudited Condensed Consolidated Financial Statements – (Continued)

(Amounts in thousands, except share and per share amounts)

revolving line of credit bore interest at LIBOR on the day of the advance plus a 0.4% spread payable upon maturity of the draws, and expired on January 22, 2021. During fiscal year 2020, the Company borrowed $25,000 under the revolving line of credit. As of March 27, 2020, the Company had a $25,000 outstanding balance under the revolving line of credit agreement with an original repayment date of June 19, 2020 at an interest rate of 1.7%. In the first quarter of fiscal 2021, repayment of the $25,000 borrowings under the revolving line of credit was extended to December 18, 2020. The revolving line of credit was secured, for a one-year period, by a non-refundable fee of $25 that was paid to the financial institution. In connection with entering into a new revolving credit facility on September 30, 2020, the Company used cash on hand to repay all amounts outstanding under the line of credit and terminated all commitments thereunder.

On March 27, 2006, the Company, through its PSL subsidiary, entered into a revolving line of credit agreement, with a financial institution, that provides for a maximum borrowing capacity of $10,000. The revolving line of credit bore interest at LIBOR on the day of the advance plus 1.0% spread payable upon maturity of the draws and was guaranteed by Sanken. Under the terms of the revolving line of credit agreement, the principal was due at various times during fiscal year 2021. During fiscal year 2020, the Company borrowed $10,000 under the revolving line of credit. As of March 27, 2020, the Company had a $10,000 outstanding balance under the revolving line of credit agreement maturing on September 16, 2020, at an interest rate of 2.5%. On March 28, 2020, in conjunction with the divestiture of PSL, the debt was deconsolidated.

On December 5, 2001, the Company, through its subsidiaries, entered into a line of credit agreement with a financial institution that provided for a maximum borrowing capacity of $8,000. On March 18, 2020, the Company borrowed $8,000 under the line of credit. As of March 27, 2020, the Company had an $8,000 outstanding balance under the line of credit agreement maturing on June 18, 2020 at an interest rate of 1.9%. In the first quarter of fiscal 2021, repayment of the $8,000 borrowings under the line of credit was extended to December 21, 2020. In connection with entering into a new revolving credit facility on September 30, 2020, the Company used cash on hand to repay all amounts outstanding under the line of credit and terminated all commitments thereunder.

On November 26, 2019, the Company, through its subsidiaries, entered into a line of credit agreement with a financial institution that provides for a maximum borrowing capacity of 60,000 Philippine pesos (approximately $1,247 at December 25, 2020) at the bank’s prevailing interest rate. The line of credit was due to expire on August 31, 2021. There were no borrowings outstanding under this line of credit as of December 25, 2020 and March 27, 2020.

On November 20, 2019, the Company, through its subsidiaries, entered into a line of credit agreement with a financial institution that provides for a maximum capacity of 75,000 Philippine pesos (approximately $1,559 at December 25, 2020) at the bank’s prevailing interest rate. The line of credit was due to expire on June 30, 2021. There were no borrowings outstanding under this line of credit as of December 25, 2020 and March 27, 2020.

Given the continued uncertainty surrounding COVID-19, during the month of March 2020, the Company executed a $43,000 drawdown of the majority of its remaining available lines-of-credit under its existing agreements, as noted above. The Company took this action as a precautionary measure to increase its cash position and help maintain financial flexibility. The proceeds from the drawdown were used for working capital, general corporate or other purposes during the COVID-19 pandemic into fiscal year 2021.

ALLEGRO MICROSYSTEMS, INC.

Notes to Unaudited Condensed Consolidated Financial Statements – (Continued)

(Amounts in thousands, except share and per share amounts)

14. Other Long-Term Liabilities

The composition of other long-term liabilities is as follows:

	December 25, 2020	March 27, 2020
Accrued management incentive (LTCIP)	$194	$2,439
Accrued management incentive (non-LTCIP)	318	2,304
Accrued retirement	9,516	8,005
Accrued contingent consideration	7,800	—
Provision for uncertain tax positions (net)	2,758	2,855
Other	275	275

Total	$20,861	$15,878

15. Retirement Plans

The Company recognizes the funded status (i.e., the difference between the fair value of plan assets and the benefit obligations) of its defined benefit pension plans in its unaudited consolidated balance sheets with a corresponding adjustment to accumulated other comprehensive income (“AOCI”), net of tax. These amounts will continue to be recognized as a component of future net periodic benefit costs consistent with the Company’s past practice. Further, actuarial gains and losses and prior service costs that arise in future periods and are not recognized as net periodic benefit costs in the same periods will be recognized as a component of other comprehensive income. Those amounts will also be recognized as a component of future net periodic benefit costs consistent with the Company’s past practice. The Company uses a measurement date for its defined benefit pension plans and other postretirement benefit plans that is equivalent to its fiscal year-end.

Plan Descriptions

Non-U.S. Defined Benefit Plan

The Company, through its wholly owned subsidiary, Allegro MicroSystems Philippines, Inc. (“AMPI”), has a defined benefit pension plan, which is a noncontributory plan that covers substantially all employees of the respective subsidiary. The plan’s assets are invested in common trust funds, bonds and other debt instruments and stocks.

Effect on the unaudited statements of operations

Expense related to the non-U.S. defined benefit plan was as follows:

	Three-Month Period Ended		Nine-Month Period Ended
	December 25, 2020	December 27, 2019	December 25, 2020	December 27, 2019
Service cost	$296	$242	$843	$717
Interest cost	166	169	474	503
Expected return on plan assets	(79)	(83)	(231)	(247)
Amortization of net transition asset	—	(4)	—	(10)
Amortization of prior service cost	2	2	6	6
Actuarial loss	47	24	126	72

Net periodic pension expense	$432	$350	$1,218	$1,041

ALLEGRO MICROSYSTEMS, INC.

Notes to Unaudited Condensed Consolidated Financial Statements – (Continued)

(Amounts in thousands, except share and per share amounts)

Information on Plan Assets

The table below sets forth the fair value of the entity’s plan assets as of December 25, 2020 and March 27, 2020, using the same three-level hierarchy of fair value inputs described in the significant accounting policies included in the audited consolidated financial statements as of March 27, 2020 and for the year then ended, which are included in the previously filed Prospectus.

	Fair Value at December 25, 2020	Level 1	Level 2	Level 3
Assets of non-U.S. defined benefit plan:
Government securities	$1,826	$1,826	$—	$—
Unit investment trust fund	1,155	—	1,155	—
Loans	562	—	—	562
Bonds	1,193	—	1,193	—
Stocks and other investments	2,353	1,205	1	1,147

Total	$7,089	$3,031	$2,349	$1,709

	Fair Value at March 27, 2020	Level 1	Level 2	Level 3
Assets of non-U.S. defined benefit plan:
Government securities	$1,260	$1,260	$—	$—
Unit investment trust fund	897	—	897	—
Loans	756	—	—	756
Bonds	1,094	—	1,094	—
Stocks and other investments	1,572	1,207	1	364

Total	$5,579	$2,467	$1,992	$1,120

The following table shows the change in fair value of Level 3 plan assets for the nine-month period ended December 25, 2020:

	Level 3 Non-U.S. Defined Plan Assets
	Loans	Stocks
Balance at March 27, 2020	$756	$364
Additions during the year	207	—
Redemptions during the year	(440)	—
Revaluation of equity securities	—	753
Change in foreign currency exchange rates	39	30

Balance at December 25, 2020	$562	$1,147

The investments in the Company’s major benefit plans largely consist of low-cost, broad-market index funds to mitigate risks of concentration within the market sectors. In recent years, the Company’s investment policy has shifted toward a closer matching of the interest-rate sensitivity of the plan assets and liabilities. The appropriate mix of equity and bond investments is determined primarily through the use of detailed asset-liability modeling studies that look to balance the impact of changes in the discount rate against the need to provide asset growth to cover future service cost. The Company, through its wholly owned subsidiary, Allegro MicroSystems, LLC’s (“AML”),

ALLEGRO MICROSYSTEMS, INC.

Notes to Unaudited Condensed Consolidated Financial Statements – (Continued)

(Amounts in thousands, except share and per share amounts)

non-U.S. defined benefit plan, has added a greater proportion of fixed income securities with return characteristics that are more closely aligned with changes in liabilities caused by discount rate volatility. There are no significant restrictions on the amount or nature of the investments that may be acquired or held by the plans.

During the three- and nine-month periods ended December 25, 2020, the Company contributed approximately $249 and $736 to its non-U.S. pension plan, respectively, and during the three- and nine-month periods ended December 27, 2019 the Company contributed approximately $235 and $698 to its non-U.S. pension plan, respectively. The Company expects to contribute approximately $943 to its non-U.S. pension plan in fiscal year 2021.

Other Defined Benefit Plan

In December 1993, the Company commenced with a rollover pension promise agreement (“Pension Promise”) to offer a then European employee an insured annuity upon their retirement at age 65. The employee was the only eligible participant of the Pension Promise. The impact associated with the expense and related other income with the Pension Promise was insignificant in fiscal years 2020 and 2019, respectively. The total values of the Pension Promise in the amounts of 827 and 866 British Pounds Sterling at December 25, 2020 and March 27, 2020, respectively (approximately $1,112 and $975 at December 25, 2020 and March 27, 2020, respectively), were classified with other in other assets, net and accrued retirement in other long-term liabilities in the Company’s unaudited consolidated balance sheets.

Defined Contribution Plan

Eligible AML U.S. employees may contribute up to 50% of their pretax compensation to a defined contribution plan, subject to certain limitations, and AML may match, at its discretion, 100% of the participants’ pretax contributions, up to a maximum of 5% of their eligible compensation. Matching contributions by AML totaled approximately $1,112 and $3,181 for the three- and nine-month periods ended December 25, 2020, respectively, and approximately $833 and $2,840 for the three- and nine-month periods ended December 27, 2019, respectively.

The Company, through its AML subsidiary, Allegro MicroSystems Europe, Ltd. (“Allegro Europe”), also has a defined contribution plan (the “AME Plan”) covering substantially all employees of Allegro Europe. Contributions to the AME Plan by the Company totaled approximately $207 and $592 for the three- and nine-month periods ended December 25, 2020, respectively, and approximately $201 and $560 for the three- and nine-month periods ended December 27, 2019, respectively.

The Company has a 401(k) plan that covers all employees meeting certain service and age requirements. Employees are eligible to participate in the plan upon hire when the service and age requirements are met. Employees may contribute up to 35% of their compensation, subject to the maximum contribution allowed by the Internal Revenue Service. All employees are 100% vested in their contributions at the time of plan entry. As of January 1, 2008, and until January 1, 2015, the Company’s former wholly owned subsidiary, PSL, adopted and used a Safe Harbor provision, whereby PSL contributed 3% of compensation each pay period for all eligible employees meeting the Safe Harbor criteria. As of January 1, 2015, PSL may match, at its discretion, 100% of the employee’s contribution, up to a maximum of 5% of their eligible compensation. PSL’s matching contributions in the three- and nine-month periods ended December 27, 2019 was $376 and $1,310, respectively.

ALLEGRO MICROSYSTEMS, INC.

Notes to Unaudited Condensed Consolidated Financial Statements – (Continued)

(Amounts in thousands, except share and per share amounts)

16. Commitments and Contingencies

Operating Leases

The Company, through its subsidiaries, leases certain real estate property and equipment under operating lease agreements that expire at various dates between one and seven years. The leases generally require the Company to pay for utilities, insurance, taxes and maintenance. Some leases contain escalation clauses, renewal options and purchase options. There have been no material changes to these lease commitments since March 27, 2020.

Insurance

The Company, through its subsidiaries, utilizes self-insured employee health programs for employees in the United States. The Company records estimated liabilities for its self-insured health programs based on information provided by the third-party plan administrators, historical claims experience and expected costs of claims incurred but not reported. The Company monitors its estimated liabilities on a quarterly basis. As facts change, it may become necessary to make adjustments that could be material to the Company’s unaudited consolidated financial position and results of operations.

Legal proceedings

The Company is subject to various legal proceedings and claims, the outcomes of which are subject to significant uncertainty. The Company records an accrual for legal contingencies when it is determined that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In making such determinations, the Company evaluates, among other things, the degree of probability of an unfavorable outcome and, when it is probable that a liability has been incurred, and its ability to make a reasonable estimate of the loss. If the occurrence of liability is probable, the Company will disclose the nature of the contingency, and if estimable, will provide the likely amount of such loss or range of loss. Furthermore, the Company does not believe there are any matters that could have a material adverse effect on financial position, results of operations or cash flows.

Indemnification

From time to time, the Company has agreed to indemnify and hold harmless certain customers for potential allegations of infringement of intellectual property rights and patents arising from the use of its products. To date, the Company has not incurred any costs in connection with such indemnification arrangements; therefore, there was no accrual of such amounts at December 25, 2020 or March 27, 2020.

Environmental Matters

The Company establishes accrued liabilities for environmental matters when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. If the contingency is resolved for an amount greater or less than the accrual, or the Company’s share of the contingency increases or decreases or other assumptions relevant to the development of the estimate were to change, the Company would recognize an additional expense or benefit in the unaudited consolidated statements of operations during the period such determination was made. No environmental accruals were established at December 25, 2020 or March 27, 2020.

17. Net (Loss) Income per Share and Unaudited Pro Forma Net Income per Share

Net (Loss) Income per Share

In connection with completion of the Company’s IPO on November 2, 2020 and immediately following the pricing of the IPO, all outstanding shares of Class A common stock and Class L common stock were

ALLEGRO MICROSYSTEMS, INC.

Notes to Unaudited Condensed Consolidated Financial Statements – (Continued)

(Amounts in thousands, except share and per share amounts)

automatically converted into an aggregate of 166,500,000 shares of common stock (the “Common Stock Conversion”). Outstanding shares of Class A and Class L common stock were converted to common stock in the Common Stock Conversion at conversion rates of approximately 15.822 and 13.010 shares of common stock to each share of Class A and Class L common stock, respectively. As part of the Common Stock Conversion, 2,066,508 and 1,766 shares of common stock were returned to the Company for tax payments made on behalf of holders of Class A common stock and Class L common stock, respectively, in withhold to cover tax transactions.

Prior to the Company’s IPO, shares of Class A common stock were entitled to a priority dividend of 8%. After Class A shareholders received an annualized return on capital of 8%, distributions of the remaining value were split between Class A and Class L shareholders based on the achievement of certain return targets. In determining income to the Class A stockholders for computing basic and diluted earnings per share for the three- and nine-month periods ended December 27, 2019, the Company did not allocate income to the shares of Class L common stock in accordance with ASC 260, because such classes of shares would not have shared in the distribution had all of the income for the periods been distributed. Accordingly, earnings per share calculations were provided only for the Class A shares with a weighted average of 10,000,000 shares for the three- and nine-month periods ended December 27, 2019.

The following table sets forth the basic and diluted net (loss) income attributable to Allegro MicroSystems, Inc. per share. The number of shares of common stock reflected in the calculation is the total shares of common stock (vested and unvested) held on the IPO date, after the Common Stock Conversion.

	Three-Month Period Ended		Nine-Month Period Ended
	December 25, 2020	December 27, 2019	December 25, 2020	December 27, 2019
Net (loss) income attributable to Allegro MicroSystems, Inc.	$(5,095)	$8,926	$9,309	$23,675
Net (loss) income attributable to common stockholders	(5,060)	8,958	9,412	23,776

Basic weighted average shares of common stock	124,363,078	10,000,000	48,121,026	10,000,000
Dilutive effect of common stock equivalents	—	—	123,517,761	—

Diluted weighted average shares of common stock	124,363,078	10,000,000	171,638,787	10,000,000

Basic net (loss) income attributable to Allegro MicroSystems, Inc. per share	$(0.04)	$0.89	$0.19	$2.37
Basic net (loss) income attributable to common stockholders per share	$(0.04)	$0.90	$0.20	$2.38

Diluted net (loss) income attributable to Allegro MicroSystems, Inc. per share	$(0.04)	$0.89	$0.05	$2.37
Diluted net (loss) income attributable to common stockholders per share	$(0.04)	$0.90	$0.05	$2.38

The computed net loss for the three-month period ended December 25, 2020 does not assume conversion of securities that would have an antidilutive effect on loss per share. As the Company was in a net loss position for the three-month period ended December 25, 2020, all common stock equivalents in this period were antidilutive. There were no such convertible securities to consider for the three- and nine-month periods ended December 27, 2019.

ALLEGRO MICROSYSTEMS, INC.

Notes to Unaudited Condensed Consolidated Financial Statements – (Continued)

(Amounts in thousands, except share and per share amounts)

The following represents issuable weighted average share information for the respective periods:

	Three-Month Period Ended		Nine-Month Period Ended
	December 25, 2020	December 27, 2019	December 25, 2020	December 27, 2019
Unvested restricted stock units (“RSUs”)	377,767	—	125,922	—
Unvested performance stock units (“PSUs”)	422,768	—	140,923	—
Shares related to Common Stock Conversion	56,752,747	—	123,250,916	—

Total	57,553,282	—	123,517,761	—

As the Company was in a net loss position for the three-month period ended December 25, 2020, common stock equivalents of 57,553,282 were antidilutive.

Unaudited Pro Forma Net Income per Share

Unaudited pro forma basic and diluted net income per share attributable to common stockholders for the nine-month period ended December 25, 2020 was calculated as follows:

Nine-Month Period Ended December 25, 2020 (unaudited)
Numerator:
Net income, as reported	$9,412

Interest expense on the remainder of the Term Loan Facility used to fund the dividend	(436)
Pro forma net income	8,976

Denominator:
Weighted-average shares used to compute net income per share attributable to common stockholders, basic	10,000,000
Adjustments to reflect the Common Stock Conversion	156,500,000
Adjustments to reflect the Common Stock Repurchases	(2,068,274)
Total shares sold in the IPO as their proceeds were required to pay the dividend in excess of current year earnings and the portion funded by the Term Loan Facility that remains unpaid after the IPO	25,000,000
Total	189,431,726
Pro forma net income per share attributable to common stockholders	$0.05

18. Common Stock and Stock-Based Compensation

On November 2, 2020, the Company completed its IPO of 28,750,000 shares of its common stock at an offering price of $14.00 per share, of which 25,000,000 shares were sold by the Company and 3,750,000 shares

ALLEGRO MICROSYSTEMS, INC.

Notes to Unaudited Condensed Consolidated Financial Statements – (Continued)

(Amounts in thousands, except share and per share amounts)

were sold by selling stockholders, resulting in net proceeds to the Company of approximately $321,425, after deducting $20,125 of underwriting discounts and $8,450 of offering costs. The Company’s common stock is now listed on the Nasdaq Global Select Market under the ticker symbol “ALGM.”

Prior to the IPO, the Company had two classes of common stock, Class A common stock and Class L common stock. The Company’s Board of Directors authorized 12,500,000 shares of Class A common stock at par value of $0.01, out of which the Company issued 6,720,000 to Sanken in exchange for its previous shares of common stock. The previous single class of common stock was retired in full. The Company sold 2,880,000 shares of newly issued Class A common stock, representing a 28.8% ownership interest, to OEP for cash consideration of $291,000 (the “OEP Transaction”). The stock issuance proceeds were recorded net of $9,260 of related transaction costs. The Company’s Board of Directors authorized 1,000,000 shares of Class L common stock at a par value of $0.01.

Both Class A and Class L common stock were entitled to dividends when, and if, declared by the Board of Directors. Holders of shares of Class A common stock were entitled to a priority dividend of 8%. After holders of shares of Class A common stock receive an annualized return on capital of 8%, distributions of the remaining value were split between holders of shares of Class A common stock and Class L common stock based on the achievement of certain return targets.

Each outstanding share of Class A common stock entitled the holder to one vote on each matter submitted to a vote of the stockholders of the Company, including the election of the Board of Directors. Holders of Class L common stock were not entitled to vote.

In the event of voluntary or involuntary liquidation, dissolution or winding-up of the Company, any amounts available for distribution by the Company were to be paid to the holders of Class A common stock and Class L common stock, as if such distribution were a dividend paid, factoring in the priorities as described above.

Upon the earliest of (i) an IPO; (ii) change of control; (iii) the date OEP and its affiliates cease to own any shares of capital stock of the Company; or (iv) at the election of the Board of Directors, any merger transaction involving the Company or its subsidiaries, each outstanding share of Class L common stock would convert into Class A common stock.

Also, in connection with the OEP Transaction, the Company granted 400,000 unvested shares of Class A common stock and 597,400 unvested shares of Class L common stock to certain Company employees. The shares of Class A common stock vest to the grantees over a service period of 60 months. However, they remain subject to the Company’s repurchase right at par value in the event that either (i) a change in control has not occurred or (ii) the Company has not consummated an IPO by the seventh anniversary of the OEP Transaction. As of March 27, 2020, the Company was not able to determine whether such a change in control or IPO was probable, and therefore, no amount of stock-based compensation was recognized for the unvested shares of Class A common stock at that time. As a result of the Company’s IPO closing on November 2, 2020, the unvested shares of Class A common stock immediately become vested and the Company recognized $40,440 of one-time stock-based compensation (400,000 shares to management at $101.10 per share) at that time.

The Class L unvested shares vested on a straight-line basis over a service period of four years. Class L unvested shares had no other vesting conditions. If an IPO occurred, 25% of the unvested awards would accelerate vesting if 25% or more of the awards are unvested at the time of the IPO. If a change in control occurs, 100% of the then unvested awards would accelerate vesting. Accordingly, based on the Company’s IPO closing on November 2, 2020, the Company accelerated the vesting of the 25% unvested awards at that time.

ALLEGRO MICROSYSTEMS, INC.

Notes to Unaudited Condensed Consolidated Financial Statements – (Continued)

(Amounts in thousands, except share and per share amounts)

Prior to the IPO, the Company issued 17,203 shares of Class L common stock during the nine-month period ended December 25, 2020 with a weighted average price per share of $33.83 and issued 30,300 shares of Class L common stock during the nine-month period ended December 27, 2019 with a weighted average price per share of $26.93.

On October 2, 2020, the Company repurchased an aggregate of 1,997 shares of its Class L common stock from certain of its directors and one of its non-executive employees for an aggregate purchase price of $408 in connection with (i) in the case of such directors, the settlement of certain outstanding promissory notes issued by the Company to such directors, and (ii) in the case of such non-executive employee, to satisfy certain withholding tax obligations triggered by the vesting of such shares in accordance with the terms of the applicable award agreement.

Immediately following the pricing of the IPO on November 2, 2020, all outstanding shares of Class A common stock and Class L common stock were automatically converted into an aggregate of 166,500,000 shares of common stock (the “Common Stock Conversion”). Outstanding shares of Class A and Class L common stock were converted to common stock in the Common Stock Conversion at conversion rates of approximately 15.822 and 13.010 shares of common stock to each share of Class A and Class L common stock, respectively. As part of the Common Stock Conversion, 2,066,508 and 1,766 shares of common stock were returned to the Company for tax payments made on behalf of holders of Class A common stock and Class L common stock, respectively, in withhold to cover tax transactions. Outstanding loan amounts related to Class L common stock in the aggregate amount of $753 were extinguished on October 2, 2020.

The following table presents the respective number of shares of common stock and unvested restricted common stock issued in the Common Stock Conversion. The number of shares of common stock and unvested restricted common stock issuable are based upon the vesting provisions of the outstanding shares and reflect the shares vested and unvested at the date of conversion.

	Shares of Common Stock	Shares of Unvested Restricted Common Stock	Total Shares of Common Stock
Class A common stock	156,155,403	—	156,155,403
Class L common stock	7,816,574	459,749	8,276,323

Total	163,971,977	459,749	164,431,726

Prior to the IPO, there were 638,298 shares of Class L common stock outstanding at a weighted average price per share of $11.99. As noted in the above table, as part of the Common Stock Conversion, the Class L common stock was converted to 7,816,574 shares of common stock and 459,749 of unvested restricted common stock at weighted average prices per share of $14.00.

In connection with its IPO, the Company offered certain employees (excluding its named executive officers) who were eligible to receive cash bonuses under the Company’s LTCIP and TRIP the opportunity to elect to receive RSUs under its 2020 Omnibus Incentive Compensation Plan in lieu of cash payouts under the LTCIP and/or TRIP, through the LTCIP/TRIP Award RSU Conversion Program (the “RSU Conversion Program”). The expense related to the LTCIP and TRIP awards elected to be exchanged in the RSU Conversion Program amounted to $607 and $421, respectively. The number of RSUs granted to employees that elected to participate in the RSU Conversion Program is determined as a percentage of the employee’s target bonus under the LTCIP or TRIP, and amounted to 602,490 and 348,911 RSUs on behalf of the LTCIP and TRIP conversion, respectively, at a grant date fair value of $14.00. If an employee elected to not to participate in the RSU Conversion Program, the LTCIP or TRIP award will continue under its existing terms and conditions.

ALLEGRO MICROSYSTEMS, INC.

Notes to Unaudited Condensed Consolidated Financial Statements – (Continued)

(Amounts in thousands, except share and per share amounts)

In addition to above, the Company also issued RSUs to its non-employee directors as consideration for their provision of future services. The stock-based compensation expense related to RSUs is measured based on the fair value market price of the Company’s common shares on the grant date and is recognized on a straight-line basis over the requisite service period, which coincides with the vesting period. RSUs can only be exchanged and settled for the Company’s common shares, on a one-to-one basis, upon vesting. RSUs are generally subject to forfeiture prior to the release of vesting restrictions. Included in the table below is a total amount of 54,644 RSUs issued to such non-employee directors.

The following table summarizes the RSU activity for the nine-month period ended December 25, 2020:

	Number of Shares	Weighted-Average Grant-Date Fair Value	Weighted-Average Remaining Contractual Life	Aggregate Intrinsic Value
			(In years)
Outstanding—March 27, 2020	—	$—	—	$—
Granted	1,426,944	14.04
Vested	(376)	14.00
Canceled	(28,920)	14.00

Outstanding—December 25, 2020	1,397,648	$14.04	1.74	$34,648

The weighted-average grant fair value per share for RSUs granted during the nine-month period ended December 25, 2020 was $14.04, and the stock-based compensation expense related to non-vested awards not yet recorded at December 25, 2020 was $17,496, which is expected to be recognized over a weighted-average of 1.74 years. During the nine-month period ended December 25, 2020, 376 shares vested.

The Company also awards PSUs to its senior executive officers based on achievement of medium-term plans (“MTP”) approved in meetings of its Board of Directors for establishing target performances. Each award reflects a target number of shares (“Target Shares”) that may be issued to the award recipient. In fiscal year 2021, these awards are earned upon the completion of a three-year performance period ending March 31, 2023. Whether units are earned at the end of the performance period will be determined based on the achievement of certain performance objectives over the performance period. The performance objectives include achieving certain revenue improvement and cumulative EBITDA levels for the performance period, and also include a performance objective relating to relative total shareholder return (“TSR”). Depending on the results achieved during the three-year performance period, the actual number of shares that a grant recipient may receive at the end of the period ranges from—% to 200% of the Target Shares granted.

The weighted-average fair value of the PSUs was determined using the Monte Carlo simulation model incorporating the following weighted-average assumptions:

Fiscal Year 2021
Performance term	2.42 years
Volatility	49.9%
Risk-free rate of return	0.17%
Dividend yield	—%
Weighted-average fair value per share	$14.00

ALLEGRO MICROSYSTEMS, INC.

Notes to Unaudited Condensed Consolidated Financial Statements – (Continued)

(Amounts in thousands, except share and per share amounts)

The following table summarizes the PSU activity for the nine-month period ended December 25, 2020:

	Number of Shares	Weighted-Average Grant-Date Fair Value	Weighted-Average Remaining Contractual Life	Aggregate Intrinsic Value
			(In years)
Outstanding—March 27, 2020	—	$—	—	$—
Granted	650,302	15.05
Vested	—	—
Canceled	—	—

Outstanding—December 25, 2020	650,302	$15.05	2.90	$16,121

PSUs are included at 100%—200% of target goals. The intrinsic value of the PSU’s vested during the nine-month period ended December 25, 2020 was $16,121. The total compensation cost related to non-vested awards not yet recorded at December 25, 2020 was $9,320, which is expected to be recognized over a weighted average of 2.90 years. No shares were vested during the nine-month period ended December 25, 2020.

The following table summarizes unvested restricted common stock activity for the nine-month period ended December 25, 2020:

	Number of Shares	Weighted-Average Grant-Date Fair Value	Weighted-Average Remaining Contractual Life	Aggregate Intrinsic Value
			(In years)
Outstanding—March 27, 2020	—	$—	—	—
Common stock conversion	459,749	14.00
Vested	(37,161)	14.00
Canceled	—	—

Outstanding—December 25, 2020	422,588	$14.00	2.01	10,476

Upon completion of its IPO, the Company recognized one-time stock-based compensation charges of $40,440 in connection with the vesting of all outstanding shares of Class A common stock, $1,610 in connection with the automatic acceleration of 25% of the standard vesting term of shares of Class L common stock and $1,028 with the RSU Conversion Program (see above and Note 12, “Management Long-Term Cash Incentive Program”). In addition, the Company recognized stock-based compensation charges of $144 and $1,169 for its Class L common stock for the three- and nine-month periods ended December 25, 2020, respectively, and stock-based compensation charges of $2,131, $467 and $73 for its RSUs, PSUs and restricted common stock, respectively, for the three- and nine-month periods ended December 25, 2020. All stock-based compensation charges in fiscal 2020 related to expensing of the Company’s Class L common stock. The Company recorded stock-based compensation expense in the following expense categories of its unaudited consolidated statements of operations:

	Three-Month Period Ended		Nine-Month Period Ended
	December 25, 2020	December 27, 2019	December 25, 2020	December 27, 2019
Cost of sales	$4,694	$47	$4,844	$137
Research and development	2,984	20	3,037	65
Selling, general and administrative	38,198	236	39,020	849

Total stock-based compensation	$45,876	$303	$46,901	$1,051

ALLEGRO MICROSYSTEMS, INC.

Notes to Unaudited Condensed Consolidated Financial Statements – (Continued)

(Amounts in thousands, except share and per share amounts)

19. Income Taxes

The Company recorded the following tax (benefit) provision in its unaudited consolidated statements of operations:

	Three-Month Period Ended		Nine-Month Period Ended
	December 25, 2020	December 27, 2019	December 25, 2020	December 27, 2019
Operating taxes	$(12,169)	$1,703	$(9,764)	$5,980
Discrete tax items	(18,354)	(161)	(18,149)	5,730

(Benefit) provision for income taxes	$(30,523)	$1,542	$(27,913)	$11,710

Annual operating tax rate	34.2%	16.2%	52.8%	16.9%
Effective tax rate	85.8%	14.7%	150.9%	33.0%

The Company’s provision for income taxes is comprised of the year to date taxes based on an estimate of the annual effective tax rate plus the tax impact of discrete items.

The Company is subject to tax in the United States (“U.S.”) and various foreign jurisdictions. The Company’s effective tax rate can fluctuate primarily based on: the mix of its U.S. and foreign income; the impact of discrete transactions; and the difference between the amount of tax benefit generated by the foreign derived intangible income deduction (“FDII”) and research credits offset by the additional tax from the global intangible low-tax income (“GILTI”) and the base erosion tax (“BEAT”).

The Company regularly assesses the likelihood of outcomes that could result from the examination of its tax returns by the IRS, and other tax authorities to determine the adequacy of its income tax reserves and expense. Should actual events or results differ from the Company’s then-current expectations, charges or credits to the Company’s provision for income taxes may become necessary. Any such adjustments could have a significant effect on the results of operations.

For the three months ended December 25, 2020 and December 27, 2019, the Company’s effective income tax (benefit) expense and rates were a benefit of $30,523 or 85.8% and expense of $1,542 or 14.7% on pre-tax loss of $35,583 and income of $10,500, respectively. For the nine-month period ended December 25, 2020 and December 27, 2019, the Company’s effective income tax (benefit) expense and rates were a benefit of $27,913 or 150.9% and expense of $11,710 or 33.0% on pre-tax loss of $18,501 and income of $35,486, respectively.

The change in effective income tax rates is primarily due to the $40,440 IPO related stock-based compensation charge which significantly reduced U.S. income and was included in the Company’s tax rate from operations in the quarter. The incremental stock-based compensation windfall was treated as a discrete tax adjustment as an incremental tax deduction in the three months ended December 25, 2020. Additionally, other discrete transactions, the divestiture of Polar and the one-time dividend resulted in additional tax deductions. The reduction in U.S. income and the discrete tax deductions resulted in a U.S. tax NOL that can be carried back to refund prior years’ taxes. In total approximately $18,149 of discrete tax benefits recorded this quarter were partially offset by a reduction in our FDII deduction and an increase in GILTI and BEAT tax.

Additionally, in the first quarter of fiscal year 2020, there was a discrete tax expense of approximately $5,500 recorded for the settlement of IRS transfer pricing audits for years 2016, 2017, and 2018.

ALLEGRO MICROSYSTEMS, INC.

Notes to Unaudited Condensed Consolidated Financial Statements – (Continued)

(Amounts in thousands, except share and per share amounts)

20. Related Party Transactions

Transactions involving Sanken

The Company sells products to, and purchases in-process products from, Sanken. In addition, prior to March 28, 2020, the Company also sold products for Sanken.

Net sales of Company’s products to Sanken totaled $26,439 and $72,570 during the three- and nine-month periods ended December 25, 2020, respectively, and $16,535 and $49,327 during the three- and nine-month periods ended December 27, 2019, respectively. Trade accounts receivables, net of allowances from Sanken, totaled $17,250 and $30,293 as of December 25, 2020 and March 27, 2020, respectively. Other accounts receivable from Sanken totaled $374 and $558 as of December 25, 2020 and March 27, 2020, respectively.

During fiscal year 2020, the Company acted as a distributor of Sanken’s products. Net sales of Sanken’s products by the Company to third parties totaled $7,666 and $26,688 during the three- and nine-month periods ended December 27, 2019, respectively. On March 28, 2020, the Company formally terminated its distribution agreement with Sanken to distribute Sanken’s products.

Purchases of various products under the distribution agreement from Sanken totaled $7,356 and $23,835 for the three- and nine-month periods ended December 27, 2019, respectively. Accounts payable to Sanken totaled $4,494 as of March 27, 2020.

Joint Development Agreement (“Development Agreement”)

The Company, through its former wholly owned subsidiary, PSL, entered into a Development Agreement with Sanken whereby the Company and Sanken jointly own a specific wafer technology and share the reimbursement of development costs incurred by the Company. Sanken reimbursed $360 and $1,080 in the three- and nine-month periods ended December 27, 2019, respectively.

Short-term Bridge Loan Receivable to Sanken

In March 2019, the Company entered into a short-term bridge loan to Sanken in the amount of $30,000. The loan bore interest at 2.52% and was repaid in April 2019. Interest income related to the loan to Sanken was $55 in the nine-month period ended December 27, 2019.

Notes Payable and Line of credit from Sanken

The Company, through PSL, its former wholly-owned subsidiary, had related party debt owed to Sanken that included three notes payable in the aggregate amount of $17,700 and two lines-of-credit agreements in the aggregate amount of $25,000 at March 27, 2020. The interest rates on the related party debt was reset at the beginning of each calendar quarter to LIBOR on the last trading day of the previous month, plus a 1.0% spread. Related party interest expense consisting of amounts due to Sanken for intercompany notes payable, lines-of-credit and miscellaneous charges for the three- and nine-month periods ended December 27, 2019 amounted to $334 and $1,129, respectively, and related party interest paid for the same periods amounted to $81 and $835, respectively.

As of March 27, 2020, the related party notes payable balance of $17,700 was classified in the consolidated balance sheet as long-term, with various maturity dates through March 14, 2025. The line of credit agreements of $25,000 were classified as current at March 27, 2020.

ALLEGRO MICROSYSTEMS, INC.

Notes to Unaudited Condensed Consolidated Financial Statements – (Continued)

(Amounts in thousands, except share and per share amounts)

In connection with the PSL divestiture, the total $42,700 balance was contributed in-kind for the fair value of the 70% interest that Sanken acquired.

Transactions involving PSL

In accordance with the Divestiture Transactions of both PSL and the Sanken distribution business, the Company had both intercompany accounts payable of $1,198 and accounts receivable of $3,368 that were previously eliminated in consolidation. The previous intercompany receivable balance of $3,368 was moved into trade and other accounts receivable due from related party as of March 28, 2020. In addition, as a result of PSL taking over the Sanken distribution business, at December 25, 2020, the Company reflected a related accounts receivable balance of $2,528. This amount includes a reduction of $3,368 from payments made by PSL during the nine-month period ended December 25, 2020.

As previously noted above, the Company, through PSL, entered into a Development Agreement with Sanken whereby the Company and Sanken jointly own a specific wafer technology and share the reimbursement of development costs incurred by the Company. Sanken reimbursed no amounts in the three- and nine-month periods ended December 25, 2020 and $360 and $1,080 in the three- and nine-month periods ended December 27, 2019, respectively.

In April 2015, PSL and Sanken entered into a discrete technology development agreement (as amended, the “Discrete Technology Development Agreement”), pursuant to which the parties agreed upon the general terms under which they, from time to time, undertook certain activities (the “Discrete Development Activities”) to develop new technologies to be used by PSL to manufacture products for Sanken, as well as the ownership and use of such technologies following their development. In June 2018, the Company, PSL and Sanken entered into an amendment to the Discrete Technology Development Agreement pursuant to which the parties agreed to the assignment of all rights and obligations of PSL under such agreement to the Company and to certain amendments to the terms of such agreement. The Discrete Technology Development Agreement provided that the expenses for all Discrete Development Activities to be shared equally by the Company and Sanken on an annual basis (subject to any exceptions upon which the parties agreed to from time to time). During the three- and nine-month periods ended December 25, 2020 and December 27, 2019, the Company did not pay any fees to PSL pursuant to the Discrete Technology Development Agreement.

In May 2009, the Company entered into a technology development agreement (the “IC Technology Development Agreement”) with Polar Semiconductor, Inc., the predecessor of PSL (“PSI”) and Sanken, pursuant to which the parties agreed upon the general terms under which they may, from time to time, undertake certain activities (the “IC Process Development Activities”) to develop new technologies to be used by PSI to manufacture products for the Company and Sanken, as well as the ownership and use of such technologies following their development. The IC Technology Development Agreement provides that the expenses for all IC Process Development Activities will be shared equally by the Company and Sanken on an annual basis (subject to any exceptions upon which the parties may agree from time to time), with such expenses being paid to PSI by Sanken in the form of an up-front annual fee, with PSI being responsible for any expenses that exceed the amount of such fee. The IC Technology Development Agreement will continue in effect until such time as the Company, PSL and Sanken mutually agree to its termination or adopt a successor agreement, or in the event the companies fail to agree upon the annual fee for a fiscal year within three months after the commencement of such fiscal year. During both of the three- and nine-month periods ended December 25, 2020 and December 27, 2019, the Company (through PSL) received fees of $300 and $900 from Sanken pursuant to the IC Technology Development Agreement, and during the three- and nine- month periods ended December 25, 2020 the Company paid fees of $300 and $900 to PSL pursuant to the IC Technology Development Agreement.

ALLEGRO MICROSYSTEMS, INC.

Notes to Unaudited Condensed Consolidated Financial Statements – (Continued)

(Amounts in thousands, except share and per share amounts)

The Company continues to purchase in-process products from PSL.

Purchases of various products from PSL totaled $11,558 and $33,448 for the three- and nine-month periods ended December 25, 2020, respectively. These amounts include $1,500 and $5,000 of price support payments made for the three- and nine-month periods ended December 25, 2020, respectively, and the reduction of $1,157 and $1,198 of intercompany balances for the three- and nine-month periods ended December 25, 2020, respectively. Accounts payable to PSL included in amounts due to related party totaled $2,078 as of December 25, 2020.

Note Receivable from PSL

On March 28, 2020, in connection with the PSL divestiture, the Company contributed the forgiveness of the fair value of $15,000 out of the $66,377 total debt owed by PSL to the Company, which was previously eliminated in consolidation as of March 27, 2020. As a result of this divestiture, on March 28, 2020, the $51,377 note receivable from PSL was classified on the Company’s balance sheet as related party note receivable. The related party note receivable held by the Company had a maturity date of March 28, 2027 and bore interest at a rate of 2.70%, which was a market rate determined by IRS guidance at the time of the divestiture. The entire receivable of $51,377 plus accrued interest of $762 was repaid on October 14, 2020.

Consulting Agreement

The Company entered into a board executive advisor agreement (the “Consulting Agreement”) with Reza Kazerounian in December 2017, before Mr. Kazerounian became a member of the Company’s board of directors, pursuant to which the Company engaged Mr. Kazerounian to serve as executive advisor to the board of directors and the office of Chief Executive Officer. The Consulting Agreement provides for a fee payable to Mr. Kazerounian on a monthly basis in exchange for his services (which fee was reduced from $30 per month to $19 per month in connection with Mr. Kazerounian’s appointment to the board of directors in June 2018), as well as a grant of 12,000 shares of the Company’s Class L common stock and a signing bonus of $54 in connection with the execution of the Consulting Agreement. The Consulting Agreement provides that if Mr. Kazerounian is terminated by the board of directors, he will be entitled to a severance payment in the amount of $180 as well as a six-month vesting acceleration of his shares of Class L common stock. The board of directors and Mr. Kazerounian each have the right to terminate the Consulting Agreement at any time. During the nine-month periods ended December 25, 2020 and December 27, 2019, the Company paid aggregate fees of $262 and $270, respectively, to Mr. Kazerounian pursuant to the Consulting Agreement.

Director and Executive Officer Promissory Notes

From time to time, the Company entered into promissory notes with certain of its directors and executive officers to finance all or a part of the income and employment taxes payable by them in connection with grants of the Company’s Class A common stock and/or Class L common stock. The Company had $506 of promissory notes outstanding as of as of March 27, 2020. On October 2, 2020, the Company repurchased an aggregate of 1,997 shares of its Class L common stock from certain of its directors and one of its non-executive employees for an aggregate purchase price of $408 in connection with, (i) in the case of such directors, the settlement of certain outstanding promissory notes issued by the Company to such directors, and (ii) in the case of such non-executive employee, to satisfy certain withholding tax obligations triggered by the vesting of such shares in accordance with the terms of the applicable award agreement. As a result of these transactions, there were no promissory notes outstanding as of December 25, 2020.

15,000,000 Shares

Allegro MicroSystems, Inc.

Common Stock

Barclays

Credit Suisse

Wells Fargo Securities

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other expenses of issuance and distribution.

The following table sets forth all fees and expenses, other than the underwriting discount, payable solely by Allegro MicroSystems, Inc. in connection with the offer and sale of the securities being registered. All amounts shown are estimated except for the SEC registration fee, the Financial Industry Regulatory Authority, Inc. (“FINRA”) and filing fee.

Amount to be paid
SEC registration fee	$54,390
FINRA filing fee	75,279
Accounting fees and expenses	420,000
Legal fees and expenses	875,000
Printing expenses	200,000
Transfer agent and registrar fees	4,500
Miscellaneous expenses	50,000

Total	$1,679,169

Item 14. Indemnification of directors and officers.

Section 102 of the DGCL permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of the DGCL or obtained an improper personal benefit. We expect to adopt an amended and restated certificate of incorporation, which will become effective upon the closing of this offering, and which will provide that none of our directors shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he or she was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

Our amended and restated certificate of incorporation and amended and restated bylaws provide indemnification for our directors and officers to the fullest extent permitted by the DGCL, subject to certain limited exceptions. We will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that we will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith. Expenses must be advanced to an Indemnitee under certain circumstances.

We have entered into separate indemnification agreements with each of our directors and executive officers. Each indemnification agreement provides, among other things, for indemnification to the fullest extent permitted by law and our amended and restated certificate of incorporation and amended and restated bylaws against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim. The indemnification agreements provides for the advancement or payment of all expenses to the indemnitee and for the reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our amended and restated certificate of incorporation and amended and restated bylaws.

We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act Securities Act against certain liabilities.

Item 15. Recent sales of unregistered securities.

The following is a summary of all transactions since April 1, 2017 involving sales of our securities that were not registered under the Securities Act, including the consideration received by us for such securities and information relating to the section of the Securities Act, or rule of the Securities and Exchange Commission, under which exemption from registration is claimed.

(a)	Issuance of Capital Stock.

1.

In October 2017, we issued an aggregate of 6,720,000 shares of our Class A common stock to Sanken Electric Co., Ltd. (“Sanken”) in exchange for the 1,000 shares Sanken held of our previously existing class of common stock.

2.	In October 2017, we issued an aggregate of 2,880,000 shares of our Class A common stock to OEP SKNA, L.P. for aggregate consideration of $291.0 million.

3.	In October 2017, we issued an aggregate of 21,000 shares of restricted Class L common stock to certain of our directors for aggregate consideration of approximately $0.2 million.

4.	In August 2018, we issued an aggregate of 1,220 shares of restricted Class L common stock to one of our directors for aggregate consideration of approximately $0.06 million.

5.	In November 2018, we issued an aggregate of 4,000 shares of restricted Class L common stock to one of our directors for aggregate consideration of approximately $0.2 million.

(b)	Equity Awards.

1.

In October 2017, we granted an aggregate of 400,000 shares of unvested Class A common stock to certain of our executive officers and other employees as compensation for services provided to us by such executive officers and employees.

2.

Since April 1, 2017, we have granted an aggregate of 656,248 shares of restricted Class L common stock (17,950) shares of which were subsequently forfeited) to certain of our directors, executive officers and other employees as compensation for services provided to us by such directors, executive officers and employees.

Unless otherwise stated, the issuances of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. Individuals who purchased securities as described above represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates issued in such transactions.

No underwriter or underwriting discount or commission was involved in any of the transactions set forth in this Item 15.

Item 16. Exhibits and financial statements.

(a) Exhibits

The following documents are filed as exhibits to this registration statement.

Exhibit No.	Description of Exhibit

1.1	Form of Underwriting Agreement

2.1†	Master Transaction Agreement, dated as of March 25, 2020, by and among Polar Semiconductor, LLC, Allegro MicroSystems, Inc., Allegro MicroSystems, LLC and Sanken Electric Co., Ltd. (incorporated by reference to Exhibit 2.1 to our Registration Statement on Form S-1/A (File No. 333-249348) filed with the SEC on October 21, 2020)

3.1	Amended and Restated Certificate of Incorporation of Allegro MicroSystems, Inc. (incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K (File No. 001-39675) filed with the SEC on November 2, 2020)

3.2	Amended and Restated Bylaws of Allegro MicroSystems, Inc. (incorporated by reference to Exhibit 3.2 to our Current Report on Form 8-K (File No. 001-39675) filed with the SEC on November 2, 2020)

4.1	Specimen Stock Certificate evidencing the shares of common stock (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form S-1/A (File No. 333-249348) filed with the SEC on October 21, 2020)

Exhibit No.	Description of Exhibit

4.2	Stockholders Agreement, dated as of September 30, 2020, by and among Allegro MicroSystems, Inc., Sanken Electric Co., Ltd. and OEP SKNA, L.P. (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form S-1/A (File No. 333-249348) filed with the SEC on October 21, 2020)

4.3	Amended and Restated Registration Rights Agreement, by and among the Company, Sanken Electric Co. and OEP SKNA, L.P. (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K (File No. 001-39675) filed with the SEC on November 2, 2020)

5.1	Opinion of Latham & Watkins LLP

10.1	Consolidated and Restructured Loan Agreement, dated as of March 28, 2020, by and between Polar Semiconductor, LLC and Allegro MicroSystems, Inc. (included as Exhibit A to Exhibit 2.1)

10.2†	Amended and Restated Limited Liability Company Agreement of Polar Semiconductor, LLC, dated as of March 28, 2020, by and among Polar Semiconductor, LLC, Allegro MicroSystems, Inc. and Sanken Electric Co. Ltd. (included as Exhibit B to Exhibit 2.1)

10.3†	Wafer Foundry Agreement, dated as of April 12, 2013, by and between Allegro MicroSystems, LLC and Polar Semiconductor, LLC (incorporated by reference to Exhibit 10.5 to our Registration Statement on Form S-1/A (File No. 333-249348) filed with the SEC on October 21, 2020)

10.4†	Amendment No. 1 to Wafer Foundry Agreement, dated as of March 28, 2020, by and between Allegro MicroSystems, LLC and Polar Semiconductor, LLC. (included as Exhibit C to Exhibit 2.1)

10.5	Letter Agreement regarding FY21 Price Support, dated as of March 28, 2020, by and between Allegro MicroSystems, LLC and Polar Semiconductor, LLC (included as Exhibit D to Exhibit 2.1)

10.6†	Transition Services Agreement, dated as of March 28, 2020, by and among Polar Semiconductor, LLC, Sanken Electric Co., Ltd. and Allegro MicroSystems, Inc. (included as Exhibit E to Exhibit 2.1)

10.7†	IC Technology Development Agreement, dated as of May 28, 2009, by and among Sanken Electric Co., Ltd., Polar Semiconductor, LLC and Allegro MicroSystems, Inc. (incorporated by reference to Exhibit 10.9 to our Registration Statement on Form S-1/A (File No. 333-249348) filed with the SEC on October 21, 2020)

10.8†	SG8 Collaboration Agreement, dated as of July 5, 2014, by and between Sanken Electric Co., Ltd., Polar Semiconductor, LLC and Allegro MicroSystems, LLC (incorporated by reference to Exhibit 10.10 to our Registration Statement on Form S-1/A (File No. 333-249348) filed with the SEC on October 21, 2020)

10.9	Discrete Technology Development Agreement, dated as of April 1, 2015, by and among Polar Semiconductor, LLC, Allegro MicroSystems, Inc. and Sanken Electric Co., Ltd. (incorporated by reference to Exhibit 10.11 to our Registration Statement on Form S-1/A (File No. 333-249348) filed with the SEC on October 21, 2020)

10.10	Amendment No. 1 to Discrete Technology Development Agreement, dated as of June 15, 2018, by and among Polar Semiconductor, LLC, Allegro MicroSystems, Inc. and Sanken Electric Co., Ltd. (incorporated by reference to Exhibit 10.12 to our Registration Statement on Form S-1/A (File No. 333-249348) filed with the SEC on October 21, 2020)

10.11†	Letter Agreement regarding Consolidation of Technology Agreements, by and among Allegro MicroSystems, LLC, Sanken Electric Co., Ltd. and Polar Semiconductor, LLC (included as Exhibit F to Exhibit 2.1)

10.12	Letter Agreement regarding Termination of Distribution Agreement, dated as of March 28, 2020, by and between Allegro MicroSystems, LLC and Sanken Electric Co., Ltd. (included as Exhibit H to Exhibit 2.1)

Exhibit No.	Description of Exhibit

10.13†	Distribution Agreement, dated as of July 5, 2007, by and between Allegro MicroSystems, Inc. and Sanken Electric Co., Ltd (incorporated by reference to Exhibit 10.15 to our Registration Statement on Form S-1/A filed with the SEC on October 21, 2020)

10.14†	Amended and Restated Transfer Pricing Agreement, dated as of March 28, 2020, by and among Sanken Electric Co., Ltd., Allegro MicroSystems, Inc., Allegro MicroSystems, LLC and Polar Semiconductor, LLC (included as Exhibit I to Exhibit 2.1)

10.15†	Sales Representative Agreement, dated as of July 5, 2007, by and between Sanken Electric Co., Ltd. and Allegro MicroSystems, Inc. (incorporated by reference to Exhibit 10.17 to our Registration Statement on Form S-1/A (File No. 333-249348) filed with the SEC on October 21, 2020)

10.16†	Royalty Sharing Agreement, dated as of September 3, 2013, by and between Sanken Electric Co., Ltd. and Allegro MicroSystems, LLC. (incorporated by reference to Exhibit 10.18 to our Registration Statement on Form S-1/A (File No. 333-249348) filed with the SEC on October 21, 2020)

10.17	Sublease Agreement, by and between Allegro MicroSystems Business Development, Inc. and Sanken Electric Co., Ltd. (incorporated by reference to Exhibit 10.19 to our Registration Statement on Form S-1/A (File No. 333-249348) filed with the SEC on October 21, 2020)

10.18	Contract of Lease, dated as of April 1, 2004, by and between Allegro MicroSystems Phils. Realty, Inc. and Allegro MicroSystems Philippines, Inc. (incorporated by reference to Exhibit 10.20 to our Registration Statement on Form S-1/A (File No. 333-249348) filed with the SEC on October 21, 2020)

10.19	Contract of Lease, dated as of May 23, 2008, by and between Allegro MicroSystems Phils. Realty, Inc. and Allegro MicroSystems Philippines, Inc. (incorporated by reference to Exhibit 10.21 to our Registration Statement on Form S-1/A (File No. 333-249348) filed with the SEC on October 21, 2020)

10.20	Contract of Lease, dated as of February 10, 2010, by and between Allegro MicroSystems Phils. Realty, Inc. and Allegro MicroSystems Philippines, Inc. (incorporated by reference to Exhibit 10.22 to our Registration Statement on Form S-1/A (File No. 333-249348) filed with the SEC on October 21, 2020)

10.21	Contract of Lease, dated as of December 29, 2017, by and between Allegro MicroSystems Phils. Realty, Inc. and Allegro MicroSystems Philippines, Inc. (incorporated by reference to Exhibit 10.23 to our Registration Statement on Form S-1/A (File No. 333-249348) filed with the SEC on October 21, 2020)

10.22	Board Executive Advisor Agreement, dated as of September 28, 2017, by and between Allegro MicroSystems, Inc. and Reza Kazerounian (incorporated by reference to Exhibit 10.24 to our Registration Statement on Form S-1/A (File No. 333-249348) filed with the SEC on October 21, 2020)

10.23	Amendment to Board Executive Advisor Agreement, dated as of June 28, 2018, by and between Allegro MicroSystems, Inc. and Reza Kazerounian (incorporated by reference to Exhibit 10.25 to our Registration Statement on Form S-1/A (File No. 333-249348) filed with the SEC on October 21, 2020)

10.24#	Director Offer Letter, dated as of June 28, 2018, by and between Allegro MicroSystems, Inc. and Reza Kazerounian (incorporated by reference to Exhibit 10.26 to our Registration Statement on Form S-1/A (File No. 333-249348) filed with the SEC on October 21, 2020)

10.25#	Form of Class A Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.27 to our Registration Statement on Form S-1/A (File No. 333-249348) filed with the SEC on October 21, 2020)

Exhibit No.	Description of Exhibit

10.26#	Form of Amendment to Class A Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.28 to our Registration Statement on Form S-1/A filed with the SEC on October 21, 2020)

10.27#	Form of Class L Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.29 to our Registration Statement on Form S-1/A (File No. 333-249348) filed with the SEC on October 21, 2020)

10.28#	Amended and Restated Allegro MicroSystems, LLC Executive Deferred Compensation Plan, dated as of September 15, 2015 (incorporated by reference to Exhibit 10.30 to our Registration Statement on Form S-1/A (File No. 333-249348) filed with the SEC on October 21, 2020)

10.29#	Allegro MicroSystems, Inc. Long Term Incentive Plan (FY 2018) (incorporated by reference to Exhibit 10.31 to our Registration Statement on Form S-1/A (File No. 333-249348) filed with the SEC on October 21, 2020)

10.30#	Form of Allegro MicroSystems, Inc. 2020 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 99.1 to our Registration Statement on Form S-8 (File No. 333-249771) filed with the SEC on October 30, 2020)

10.31#	Form of Restricted Stock Unit Agreement under Allegro MicroSystems, Inc. 2020 Omnibus Incentive Compensation Plan (Employees) (incorporated by reference to Exhibit 99.2 to our Registration Statement on Form S-8 (File No. 333-249771) filed with the SEC on October 30, 2020)

10.32#	Form of Restricted Stock Unit Agreement under Allegro MicroSystems, Inc. 2020 Omnibus Incentive Compensation Plan (Board of Directors) (incorporated by reference to Exhibit 10.34 to our Registration Statement on Form S-1/A (File No. 333-249348) filed with the SEC on October 21, 2020)

10.33#	Form of Performance Stock Unit Agreement under Allegro MicroSystems, Inc. 2020 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 99.4 to our Registration Statement on Form S-8 (File No. 333-249771) filed with the SEC on October 30, 2020)

10.34#	Form of Allegro MicroSystems, Inc. 2020 Employee Stock Purchase Plan (incorporated by reference to Exhibit 99.5 to our Registration Statement on Form S-8 (File No. 333-249771) filed with the SEC on October 30, 2020)

10.35#	Amended and Restated Severance Agreement, dated as of September 30, 2020, by and between Allegro MicroSystems, LLC, Allegro MicroSystems, Inc. and Ravi Vig (incorporated by reference to Exhibit 10.37 to our Registration Statement on Form S-1/A (File No. 333-249348) filed with the SEC on October 21, 2020)

10.36#	Amended and Restated Severance Agreement, dated as of September 30, 2020, by and between Allegro MicroSystems, LLC, Allegro MicroSystems, Inc. and Paul V. Walsh, Jr. (incorporated by reference to Exhibit 10.38 to our Registration Statement on Form S-1/A (File No. 333-249348) filed with the SEC on October 21, 2020)

10.37#	Amended and Restated Severance Agreement, dated as of September 30, 2020, by and between Allegro MicroSystems, LLC, Allegro MicroSystems, Inc. and Michael C. Doogue (incorporated by reference to Exhibit 10.39 to our Registration Statement on Form S-1/A (File No. 333-249348) filed with the SEC on October 21, 2020)

10.38#	Amended and Restated Severance Agreement, dated as of September 30, 2020, by and between Allegro MicroSystems, LLC, Allegro MicroSystems, Inc. and Max R. Glover (incorporated by reference to Exhibit 10.40 to our Registration Statement on Form S-1/A (File No. 333-249348) filed with the SEC on October 21, 2020)

Exhibit No.	Description of Exhibit

10.39#	Offer Letter, dated as of June 21, 2019, by and between Allegro MicroSystems, Inc. and Max R. Glover (incorporated by reference to Exhibit 10.41 to our Registration Statement on Form S-1/A (File No. 333-249348) filed with the SEC on October 21, 2020)

10.40#	Form of Allegro MicroSystems, Inc. Non-Employee Director Compensation Program (incorporated by reference to Exhibit 10.42 to our Registration Statement on Form S-1/A (File No. 333-249348) filed with the SEC on October 21, 2020)

10.41	Form of Indemnification Agreement between Allegro MicroSystems, Inc. and its directors and officers (incorporated by reference to Exhibit 10.43 to our Registration Statement on Form S-1/A (File No. 333-249348) filed with the SEC on October 21, 2020)

10.42	Term Loan Credit Agreement, dated as of September 30, 2020, by and between Allegro MicroSystems, Inc., Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent, and the other agents, arrangers and lenders party thereto (incorporated by reference to Exhibit 10.44 to our Registration Statement on Form S-1/A (File No. 333-249348) filed with the SEC on October 21, 2020)

10.43	Term Loan Security Agreement, dated as of September 30, 2020, by and between Allegro MicroSystems, Inc., the other grantors party thereto from time to time, and Credit Suisse AG, Cayman Islands Branch, as collateral agent (incorporated by reference to Exhibit 10.45 to our Registration Statement on Form S-1/A (File No. 333-249348) filed with the SEC on October 21, 2020)

10.44	Revolving Facility Credit Agreement, dated as of September 30, 2020, by and between Allegro MicroSystems, Inc., Mizuho Bank, Ltd., as administrative agent and collateral agent, and the other agents, arrangers and lenders party thereto (incorporated by reference to Exhibit 10.46 to our Registration Statement on Form S-1/A (File No. 333-249348) filed with the SEC on October 21, 2020)

10.45	Revolving Facility Security Agreement, dated as of September 30, 2020, by and between Allegro MicroSystems, Inc., the other grantors party thereto from time to time, and Mizuho Bank, Ltd., as collateral agent (incorporated by reference to Exhibit 10.47 to our Registration Statement on Form S-1/A (File No. 333-249348) filed with the SEC on October 21, 2020)

10.46	Form of Class A Share Repurchase Agreement (incorporated by reference to Exhibit 10.48 to our Registration Statement on Form S-1/A (File No. 333-249348) filed with the SEC on October 21, 2020)

10.47	Form of Class L Share Repurchase Agreement (incorporated by reference to Exhibit 10.49 to our Registration Statement on Form S-1/A (File No. 333-249348) filed with the SEC on October 21, 2020)

16.1	Letter of Ernst & Young LLP regarding changes in the independent registered public accounting firm of Allegro MicroSystems, Inc.

21.1	Subsidiaries of Allegro MicroSystems, Inc.

23.1	Consent of Grant Thornton LLP

23.2	Consent of Latham & Watkins LLP (included in Exhibit 5.1)

24.1	Power of Attorney (included on signature page)

Exhibit No.	Description of Exhibit

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

#	Indicates a management contract or compensatory plan or arrangement.
†

Portions of this exhibit (indicated by “[XXX]”) have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K under the Securities Act of 1933, as amended, because they are both (i) not material and (ii) would likely cause competitive harm to the registrant if publicly disclosed.

(b) Financial Statement Schedules. Schedules not listed above have been omitted because the information required to be set forth in the schedules is either not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings.

(a) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction, the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(b) The undersigned hereby further undertakes that:

(1) For purposes of determining any liability under the Securities Act the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Allegro MicroSystems, Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Manchester, New Hampshire, on this 2nd day of February, 2021.

ALLEGRO MICROSYSTEMS, INC.

By:	/s/ Ravi Vig
Ravi Vig Chief Executive Officer

POWER OF ATTORNEY

Each of the undersigned officers and directors of Allegro MicroSystems, Inc. hereby constitutes and appoints Ravi Vig and Paul V. Walsh, Jr., and each of them any of whom may act without joinder of the other, the individual’s true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for the person and in his or her name, place and stead, in any and all capacities, to sign this registration statement on Form S-1, and any other registration statement relating to the same offering (including any registration statement, or amendment thereto, that is to become effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended), and any and all amendments thereto (including post-effective amendments to the registration statement), and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities set forth opposite their names and on the date indicated above.

Signature	Title	Date

/s/ Ravi Vig Ravi Vig	Chief Executive Officer (Principal Executive Officer) and Director	February 2, 2021

/s/ Paul V. Walsh, Jr. Paul V. Walsh, Jr.	Chief Financial Officer (Principal Financial and Accounting Officer)	February 2, 2021

/s/ Yoshihiro (Zen) Suzuki Yoshihiro (Zen) Suzuki	Chairman of the Board of Directors	February 2, 2021

/s/ Andrew Dunn Andrew Dunn	Director	February 2, 2021

/s/ Noriharu Fujita Noriharu Fujita	Director	February 2, 2021

/s/ Reza Kazerounian Reza Kazerounian	Director	February 2, 2021

Signature	Title	Date

/s/ Christine King Christine King	Director	February 2, 2021

/s/ Richard Lury Richard Lury	Director	February 2, 2021

/s/ Joseph Martin Joseph Martin	Director	February 2, 2021

/s/ Paul Carl (Chip) Schorr IV Paul Carl (Chip) Schorr IV	Director	February 2, 2021

/s/ Hideo Takani Hideo Takani	Director	February 2, 2021